As filed with the Securities and Exchange Commission on October 9, 2009
Registration No. 333-143819

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2

☑  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐  PRE-EFFECTIVE AMENDMENT NO.
☑  POST-EFFECTIVE AMENDMENT NO. 16

PROSPECT CAPITAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

10 East 40th Street, 44th Floor
New York, NY 10016
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 448-0702

John F. Barry III
Brian H. Oswald
c/o Prospect Capital Management LLC
10 East 40th Street, 44th Floor
New York, NY 10016
(212) 448-0702
(Name and Address of Agent for Service)

Copies of information to:

Richard T. Prins
Skadden Arps Slate Meagher & Flom LLP
4 Times Square
New York, NY 10036
(212) 735-3000

Approximate Date of Proposed Public Offering:  From time to time after the effective date of this registration statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box.  ☑

It is proposed that this filing will become effective (check appropriate box):

☑  when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐  This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

☐  This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is          .

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 9, 2009
PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated          , 2009)

          Shares
Common Stock
$      per share

Prospect Capital Corporation is a financial services company that lends to and invests in middle market, privately-held companies. We are organized as an externally-managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. Prospect Capital Management LLC manages our investments, and Prospect Administration LLC provides the administrative services necessary for us to operate.

We are offering           shares of our common stock. See “Plan of Distribution” beginning on page S-21 of this prospectus supplement for more information regarding this offering. These shares are being offered at a discount from our most recently determined net asset value per share pursuant to authority granted by our stockholders at the annual meeting of stockholders held on February 12, 2009. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. See “Risk Factors” beginning on page S-6 and “Sales of Common Stock Below Net Asset Value” beginning on page S-17 of this prospectus supplement and on page 87 of the accompanying prospectus.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “PSEC.” The last reported closing sales price for our common stock on          , 2009 was $      per share and our most recently determined net asset value per share was $12.40 as of June 30, 2009 ($11.22 on an as adjusted basis solely to give effect to dividends paid on July 20, 2009 and our issuances of common shares on July 20, 2009 in connection with our dividend reinvestment plan, on July 7, 2009 in an underwritten common stock offering and on August 20, 2009 and September 24, 2009 in private stock offerings).

On August 3, 2009, we entered into an Agreement and Plan of Merger (the “merger agreement”) with Patriot Capital Funding, Inc., a Delaware corporation (“PCAP” or “Patriot”). The merger agreement contemplates the merger of PCAP with and into the Company, with the Company as the surviving entity. Consummation of the merger, which is currently anticipated to occur in the fourth quarter in calendar year 2009, is subject to certain conditions, including, among others, PCAP stockholder approval, governmental filings, accuracy of the representations and warranties of the other party and compliance by the other party with its obligations under the merger agreement. See “Prospectus Summary — Proposed Merger” and “Risk Factors” in the accompanying prospectus.

On August 20, 2009 and September 24, 2009, we issued 3,449,686 and 2,807,111 shares at $8.50 and $9.00 per share in private stock offerings. Concurrent with the sale of these shares, we entered into registration rights agreements (“Registration Rights Agreements”) in which we granted the purchasers certain registration rights with respect to these shares. Pursuant to the Registration Rights Agreements certain selling stockholders (the “selling stockholders”) may offer up to 6,256,797 shares of our common stock from time to time. See “Selling Stockholders” and “Plan of Distribution” in this prospectus supplement and the accompanying prospectus.

This prospectus supplement and the accompanying prospectus contain important information you should know before investing in our securities. Please read it before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC. This information is available free of charge by contacting us at 10 East 40th Street, 44th Floor, New York, NY 10016 or by telephone at (212) 448-0702. The SEC maintains a website at www.sec.gov where such information is available without charge upon written or oral request. Our Internet website address is www.prospectstreet.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information contained on our website to be part of this prospectus.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page S-6 of this prospectus supplement and on page 16 of the accompanying prospectus.

Neither the SEC nor any state securities commission, nor any other regulatory body, has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Sales Load (underwriting discounts and commissions)	$	$
Proceeds to Prospect Capital Corporation, before expenses(1)	$	$

(1)	Before deducting estimated offering expenses payable by us of approximately $

The underwriters have the option to purchase up to an additional           shares of common stock at the public offering price, less the sales load (underwriting discounts and commissions), within 30 days from the date of this prospectus supplement solely to cover over-allotments. If the over-allotment option is exercised in full, the total public offering price will be $      , and the total sales load (underwriting discounts and commissions) will be $     . The proceeds to us would be $     , before deducting estimated offering expenses payable by us of approximately $     .

Prospectus Supplement dated          , 2009

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with information that is different from that contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition and results of operations may have changed since those dates. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information that is different from or in addition to the information in that prospectus.

PROSPECTUS SUPPLEMENT

S-i

Plan of Distribution	117
Legal Matters	119
Independent Registered Public Accounting Firm	119
Available Information	119
Index to Financial Statements	F-1
EX-99.N.2.I

S-ii

PROSPECTUS SUMMARY

This summary highlights some information from this prospectus supplement and the accompanying prospectus, and it may not contain all of the information that is important to you. To understand the terms of the common stock offered hereby, you should read this prospectus supplement and the accompanying prospectus carefully. Together, these documents describe the specific terms of the shares we and the selling stockholders are offering. You should carefully read the sections titled “Risk Factors” in this prospectus supplement and in the accompanying prospectus and the documents identified in the section “Available Information.”

The terms “we,” “us,” “our” and “Company,” refer to Prospect Capital Corporation; “Prospect Capital Management” and “Investment Advisor” refer to Prospect Capital Management LLC; and “Prospect Administration” and the “Administrator” refer to Prospect Administration LLC.

The Company

Prospect Capital Corporation is a financial services company that primarily lends to and invests in middle market privately-held companies. We are a closed-end investment company that has filed an election to be treated as a business development company under the Investment Company Act of 1940, or the 1940 Act. We invest primarily in senior and subordinated debt and equity of companies in need of capital for acquisitions, divestitures, growth, development, project financing and recapitalization. We work with the management teams or financial sponsors to seek investments with historical cash flows, asset collateral or contracted pro-forma cash flows.

Typically, we concentrate on making investments in companies with annual revenues of less than $500 million and enterprise values of less than $250 million. Our typical investment involves a secured loan of less than $50 million with some form of equity participation. From time to time, we acquire controlling interests in companies in conjunction with making secured debt investments in such companies. In most cases, companies in which we invest are privately held at the time we invest in them. We refer to these companies as “target” or “middle market” companies and these investments as “middle market investments.”

We seek to maximize total returns to our investors, including both current yield and equity upside, by applying rigorous credit analysis and asset-based and cash-flow based lending techniques to make and monitor our investments. A majority of our investments to date have been in energy-related industries. We have made no investments to date in the real estate or mortgage industries, and we do not intend currently to focus on such investments.

We are currently pursuing multiple investment opportunities, including purchases of portfolios from private and public companies, as well as originations and secondary purchases of particular securities. There can be no assurance that we will successfully consummate any investment opportunity we are currently pursuing. Motivated sellers, including commercial finance companies, hedge funds, other business development companies, total return swap counterparties, banks, collateralized loan obligation funds, and other entities, are suffering from excess leverage, and we believe we are well positioned to capitalize as potential buyers of such assets at attractive prices. If any of these opportunities are consummated, there can be no assurance that investors will share our view of valuation or that any assets acquired will not be subject to future write downs, each of which could have an adverse effect on our stock price.

As of June 30, 2009, we held investments in 30 portfolio companies. The aggregate fair value as of June 30, 2009 of investments in these portfolio companies held on that date is approximately $547.2 million. Our portfolio across all our long-term debt and certain equity investments had an annualized current yield of 13.7% as of June 30, 2009. The yield includes interest as well as dividends.

Recent Developments

In addition to the other information set forth in this prospectus supplement, you should carefully consider the risk and other factors discussed below, and those set forth under the caption “Risk Factors” in the accompanying prospectus, which could materially affect our business, financial condition and/or operating results. The risks described below and in the accompanying prospectus are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition, operating results dividend payments, revolving credit facility, access to capital and valuation of our assets.

The Offering

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares.

Common stock outstanding prior to this offering	shares.

Common stock outstanding after this offering	shares.

Use of proceeds	We expect to use the net proceeds of this offering initially to maintain balance sheet liquidity, involving repayment of a portion of the amounts outstanding under our credit facility, investment in high quality short-term debt instruments or a combination thereof, and thereafter to make long-term investments in accordance with our investment objective. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds” in this prospectus supplement.

The NASDAQ Global Select Market symbol	PSEC

Risk factors	See “Risk Factors” in this prospectus supplement and the accompanying prospectus and other information in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before you decide whether to make an investment in shares of our common stock.

Current distribution rate	For our first fiscal quarter of 2010, our Board of Directors declared a quarterly dividend of $0.4075 per share, representing an annualized dividend yield of approximately % based on our , 2009 closing stock price of $ per share. Such dividend was payable out of earnings. Our dividend is subject to change or discontinuance at any time in the discretion of our Board of Directors. Our future earnings and operating cash flow may not be sufficient to support a dividend.

Fees and Expenses

The following tables are intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. In these tables, we assume that we have borrowed $195 million under our recently completed extended credit facility, which is the maximum amount currently available under the credit facility. As of September 30, 2009, we had no borrowings outstanding under our credit facility. As of August 31, 2009, $108.4 million was available to us for borrowing under our credit facility. Except where the context suggests otherwise, whenever this prospectus supplement contains a reference to fees or expenses paid by “you,” “us” or “Prospect Capital,” or that “we” will pay fees or expenses, the Company will pay such fees and expenses out of our net assets and, consequently, you will indirectly bear such fees or expenses as an investor in the Company. However, you will not be required to deliver any money or otherwise bear personal liability or responsibility for such fees or expenses.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)		%(1)
Offering expenses borne by us (as a percentage of offering price)(2)		%
Dividend reinvestment plan expenses(3)	None
Total stockholder transaction expenses (as a percentage of offering price)		%
Annual expenses (as a percentage of net assets attributable to common stock)(4):
Combined base management fee ( %)(5) and incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income) ( %)(6)		%
Interest payments on borrowed funds		%(7)
Other expenses		%(8)
Total annual expenses		%(6)(8)

Example

The following table demonstrates the projected dollar amount of cumulative expenses we would pay out of net assets and that you would indirectly bear over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above and that we pay the stockholder transaction costs shown in the table above.

	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	$	$	$

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The income incentive fee under our Investment Advisory Agreement with Prospect Capital Management would be zero at the 5% annual return assumption required by the SEC for this table, since no incentive fee is paid until the annual return exceeds 7%. This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors after such expenses, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at NAV per share, participants in our dividend reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses. Actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

(1)	The sales load (underwriting discounts and commissions) with respect to our common stock sold in this offering, which is a one time fee, is the only sales load paid in connection with this offering.

(2)	The offering expenses of this offering are estimated to be approximately $ .

(3)	The expenses of the dividend reinvestment plan are included in “other expenses.”

(4)	Net assets attributable to our common stock equal net assets (i.e., total assets less liabilities other than liabilities for money borrowed for investment purposes) at June 30, 2009. See “Capitalization” in this prospectus supplement.

(5)	Our base management fee is 2% of our gross assets (which include any amount borrowed, i.e., total assets without deduction for any liabilities). Assuming that we have borrowed $195 million (the size of our credit facility), the 2% management fee of gross assets equals % of net assets. See “Management — Management Services — Investment Advisory Agreement” in the accompanying prospectus and footnote 7 below.

(6)	Based on an annualized level of incentive fee paid during our quarter ended June 30, 2009, all of which consisted of an income incentive fee. For a more detailed discussion of the calculation of the two-part incentive fee, see “Management — Management Services — Investment Advisory Agreement” in the accompanying prospectus.

(7)	We may borrow additional money before and after the proceeds of this offering are substantially invested. After this offering, we will have an increased amount available for us under our $195 million extended credit facility and we will continue to seek additional lenders to upsize the facility to up to $250 million. For more information, see “Risk Factors — Risks Relating To Our Business — Changes in interest rates may affect our cost of capital and net investment income” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Operating Expenses — Financial Condition, Liquidity and Capital Resources” in the accompanying prospectus. The table above assumes that we have borrowed $195 million under our credit facility, which is the maximum amount currently available under the credit facility. If we do not borrow amounts following this offering, our base management fee, as a percentage of net assets attributable to common stock, will decrease from the percentage shown in the table above, as borrowings will not represent a portion of our overall assets.

(8)	“Other expense” is based on our annualized expenses during our quarter ended June 30, 2009, as adjusted for the increased costs anticipated in connection with the extended credit facility. See “Management — Management Services — Administration Agreement” in the accompanying prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and in the accompanying prospectus, together with all of the other information included in this prospectus supplement and in the accompanying prospectus, before you decide whether to make an investment in our common stock. The risks set forth below and in the accompanying prospectus are not the only risks we face. If any of the adverse events or conditions described below or in the accompanying prospectus occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our NAV and the trading price of our common stock could decline, we could reduce or eliminate our dividend and you could lose all or part of your investment.

Recent developments may increase the risks associated with our business and an investment in us.

The U.S. financial markets have been experiencing a high level of volatility, disruption and distress, which was exacerbated by the failure of several major financial institutions in the last few months of 2008. In addition, the U.S. economy has entered a recession, which is likely to be severe and prolonged. Similar conditions have occurred in the financial markets and economies of numerous other countries and could worsen, both in the U.S. and globally. These conditions have raised the level of many of the risks described in the accompanying prospectus and could have an adverse effect on our portfolio companies as well as on our business, financial condition, results of operations, dividend payments, credit facility, access to capital, valuation of our assets (including our NAV) and our stock price.

If we sell common stock at a discount to our NAV per share, stockholders who do not participate in such sale will experience immediate dilution in an amount that may be material.

We have obtained approval from our stockholders for us to be able to sell an unlimited number of shares of our common stock at any level of discount from NAV per share in certain circumstances during the one-year period ending February 12, 2010 as described in the accompanying prospectus. The issuance or sale by us of shares of our common stock at a discount to net asset value poses a risk of dilution to our stockholders. In particular, stockholders who do not purchase additional shares at or below the discounted price in proportion to their current ownership will experience an immediate decrease in NAV per share (as well as in the aggregate NAV of their shares if they do not participate at all). These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we experience in our assets, potential earning power and voting interests from such issuance or sale. In addition, such sales may adversely affect the price at which our common stock trades. For additional information about recent sales below NAV per share, see “Recent Sales of Common Stock Below Net Asset Value” in this prospectus supplement and for additional information and hypothetical examples of these risks, see “Sales of Common Stock Below Net Asset Value” in this prospectus supplement and in the accompanying prospectus.

USE OF PROCEEDS

The net proceeds from the sale of           shares of our common stock in this offering will be $      after deducting estimated offering expenses of approximately $      payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We expect to use the net proceeds of this offering initially to maintain balance sheet liquidity, involving repayment of a portion of the amounts outstanding under our credit facility, investment in high quality short-term debt instruments or a combination thereof, and thereafter to make long-term investments in accordance with our investment objective.

We are currently pursuing multiple investment opportunities, including purchases of portfolios from private and public companies, as well as originations and secondary purchases of particular securities. There can be no assurance that we will successfully consummate any investment opportunity we are currently pursuing. Motivated sellers, including commercial finance companies, hedge funds, other business development companies, total return swap counterparties, banks, collateralized loan obligation funds, and other entities, are suffering from excess leverage, and we believe we are well positioned to capitalize as potential buyers of such assets at attractive prices. If any of these opportunities are consummated, there can be no assurance that investors will share our view of valuation or that any assets acquired will not be subject to future write downs, each of which could have an adverse effect on our stock price.

SELLING STOCKHOLDERS

On August 20, 2009 and September 24, 2009, we issued 3,449,686 and 2,807,111 shares at $8.50 and $9.00 per share, respectively, in private stock offerings. Concurrent with the sale of these shares, we entered into registration rights agreements (“Registration Rights Agreements”) in which we granted the purchasers certain registration rights with respect to these shares. The prospectus and this prospectus supplement are part of a registration statement that we filed with the SEC utilizing a shelf or continuous offering process. Under this offering process, and pursuant to the terms of the Registration Rights Agreements, certain selling stockholders (the “selling stockholders”) may from time to time resell these shares in one or more offerings. However, as to any selling stockholder who is not an affiliate of the Company, any registration rights granted pursuant to the Registration Rights Agreements will expire within six-months after the date the selling stockholder purchased such shares. Accordingly, after February 17, 2010 and March 21, 2010, respectively, any selling stockholder who is not an affiliate of the Company will not be entitled to sell shares pursuant to a prospectus supplement and instead will be able to sell shares pursuant to Rule 144 under the Securities Act of 1933.

The term “selling stockholder” includes donees, pledges, transferees, or other successors-in-interest selling securities received from the named selling stockholder as a gift, pledge, stockholder distribution or other non-sale related transfer after the date of the prospectus. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. The inclusion of any securities in the following table does not constitute an admission of beneficial ownership by the persons named below.

The following table provides certain information with respect to certain of the selling stockholders, including their beneficial ownership of our common stock as of October 5, 2009. The amounts set forth below are based upon information provided to us by representatives of the selling stockholders as of October 5, 2009 and are accurate to the best of our knowledge as of such date.

	Common Stock		Common Stock
	Beneficially Owned	Shares That May Be	Beneficially Owned
Name	Before the Offering	Offered Hereby	After the Offering*

Jonathan M. Glaser and Nancy E. Glaser, TTEES of the Jonathan Glaser Family Trust, DTD 12-16-98(1)	111,111	111,111	—
Kingsbrook Opportunities Master Fund LP(2)	40,000	40,000	—
ADAR Investment Fund Ltd(3)	350,000	350,000	—
UBS O’Connor LLC FBO O’Connor PIPES Corporate Strategies Master Limited(4)	150,000	150,000	—
Daybreak Special Situations Master Fund, Ltd.(5)	30,000	30,000	—
Cranshire Capital, L.P.(6)	50,000	50,000	—
Midsummer Investment, Ltd.(7)	100,000	100,000	—
Visium Equity Global Master Fund, Ltd.(8)	250,000	250,000	—
RL Capital Partners(9)(10)	11,000	11,000	—
Rockwood Partners, LP(11)	250,000	250,000	—
Highbridge International LLC(9)(12)	500,000	500,000	—
Hudson Bay Fund LP(13)	72,000	72,000	—
Hudson Bay Overseas Fund Ltd.(13)	128,000	128,000	—
Sutter Health Master Retirement Trust(14)	143,000	143,000	—
Sutter Health(14)	237,000	237,000	—
Burnham Investors Trust — Burnham Financial Industries Fund(15)	700,000	700,000	—
Burnham Investors Trust — Burnham Financial Services Fund(15)	150,000	150,000	—
Moors and Mendon Master Fund LP(16)	150,000	150,000	—

	Common Stock			Common Stock
	Beneficially Owned	Shares That May Be		Beneficially Owned
Name	Before the Offering	Offered Hereby		After the Offering*

Thornburg Investment Income Builder(17)	3,848,964	1,064,886	(18)	—
ALPS/Red Rocks Listed Private Equity Fund(19)	121,000	121,000		—
AVS Listed Private Equity Portfolio(19)	9,900	8,800	(20)	—
JNL/Red Rocks Listed Private Equity Fund(19)	225,000	184,000	(21)	—
Capital Ventures International(9)(22)	150,000	150,000		—
KBW Financial Services Master Fund, Ltd.(9)(23)	325,000	325,000		—
Iroquois Master Fund Ltd.(24)	50,000	50,000		—
First Trust Specialty Finance & Financial Opportunities Fund(9)(25)	640,827	300,000	(26)	—
Sunsuper Barwon Private Equity Opp(27)	260,000	260,000		—
Cogent — Select Private Equity Fund(27)	13,000	13,000		—
Barwon Global Listed Private Equity Fund(27)	107,000	87,000	(28)	—

*	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may choose not to sell any or all of the shares offered by this prospectus supplement. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus supplement will be held by the selling stockholders.

(1)	Jonathan M. Glaser, Trustee of the selling stockholder, has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares.

(2)	Kingsbrook Partners LP (“Kingsbrook Partners”), as investment advisor of the selling stockholder, has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares. Kingsbrook Opportunities GP LLC (“Opportunities GP”) is the general partner of selling stockholder any may be considered the beneficial owner of any securities deemed to be beneficially owned by the selling stockholder. KB GP LLC (“GP LLC”) is the general partner of Kingsbrook Partners and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Partners. Ari J. Storch, Adam J. Chill and Scott M. Wallace are the sole managing members of Opportunities GP and GP LLC and as a result may be considered beneficial owners of any securities deemed beneficially owned by Opportunities GP and GP LLC. Each of Kingsbrook Partners, Opportunities GP, GP LLC, and Messrs. Storch, Chill and Wallace disclaim beneficial ownership of such shares.

(3)	ADAR Investment Management LLC, as investment advisor of the selling stockholder, has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares. ADAR Investment Management LLC is controlled by Yehuda Blinder.

(4)	UBS O’Connor LLC, as investment advisor of the selling stockholder, has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares. Jeff Putnam as portfolio manager of the investment manager,disclaims any beneficial ownership of such shares.

(5)	Daybreak Capital Management LLC, as investment advisor of the selling stockholder, has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares. Mr. Lawrence J. Butz and Mr. John Prinz are the managers of Daybreak Capital Management LLC. Each of Daybreak Capital Management LLC and Messrs. Butz and Prinz may by deemed to have beneficial ownership of the shares of common stock beneficially held by the selling stockholder. Daybreak Capital Management LLC and Messrs. Butz and Prinz each disclaims beneficial ownership of such shares.

(6)	Downsview Capital, Inc. (“‘Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result of the foregoing, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Cranshire.

(7)	Michel A. Amsalem and Joshua Thomas have investment power of over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares.

(8)	Visium Asset Management, LP, as investment advisor of the selling stockholder, has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares. JG Asset, LLC is the general partner of the Visium Asset Management, LP and Jacob Gottlieb is the managing member of JG Asset, LLC. Each of Visium Asset Management, LP, JG Asset, LLC and Mr. Gottlieb may be deemed to have beneficial ownership of the shares of common stock beneficially held by the selling stockholder.

(9)	The selling stockholder has identified itself to us as an affiliate of a broker-dealer(s) and that it did not receive the shares of common stock outside of the ordinary course of business nor, at the time of issuance or purchase of the common stock, did it have any view to or arrangements or understandings, directly or indirectly, with any person to distribute the shares of common stock.

(10)	RL Capital Management LLC has investment parent over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition of such shares. Messrs. Ronald Lazar and Anthony Polak are the managing members of RL Capital Management LLC.

(11)	Rockwood Asset Management, Inc., as general partner of the selling stockholder, has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares. Jay Buck is the President and sole stockholder of Rockwood Asset Management, Inc.

(12)	Highbridge Capital Management, LLC, as trading manager of the selling stockholder, has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares. Glen Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC and Mr. Dubin disclaims any beneficial ownership of such shares.

(13)	Sander Geber has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares. Mr. Geber disclaims any beneficial ownership of the securities held by the selling stockholder.

(14)	DePrince, Race & Zollo, Inc., as investment advisor of the selling stockholders, has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares.

(15)	Mendon Capital Advisors Corporation, as sub-investment advisor of the selling stockholder, has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares.

(16)	Mendon Capital Advisors Corporation, as investment advisor of the selling stockholder, has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares.

(17)	Thornburg Investment Management has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares.

(18)	Thornburg Investment Income Builder owns a total of 3,848,964 shares of the Company’s common stock, of which 1,064,886 shares were purchased subject to the Registration Rights Agreements.

(19)	Red Rock Capital LLC has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares. Adam Goldman and Mark Sunderhuse control Red Rock Capital LLC.

(20)	AVS Listed Private Equity Portfolio owns a total of 9,900 shares of the Company’s common stock, of which 8,800 were purchased subject to the Registration Rights Agreements.

(21)	JNL/Red Rocks Listed Private Equity Fund owns a total of 225,000 shares of the Company’s common stock, of which 184,000 were purchased subject to the Registration Rights Agreements.

(22)	Heights Capital Management, Inc., as authorized agent of the selling stockholder, has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares and may be deemed to be the beneficial owner of these shares. Martin Kobinger, as investment manager of Heights Capital Management, Inc., may be deemed to have beneficial ownership of the shares of common stock beneficially held by the selling stockholder and disclaims any beneficial ownership of such shares.

(23)	KBW Asset Management, Inc. has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares. KBW Asset Management, Inc. is controlled by KBW, Inc., a publicly traded company.

(24)	Jonathan Silverman has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares. Mr. Silverman disclaims beneficial ownership of such shares.

(25)	Confluence Investment Management, LLC has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares.

(26)	First Trust Specialty Finance & Financial Opportunities Fund owns a total of 640,827 shares of the Company’s common stock, of which 300,000 shares were purchased subject to the Registration Rights Agreements.

(27)	Barwon Investment Partners has investment power over the shares held by the selling stockholder, including the power to dispose, or to direct the disposition, of such shares.

(28)	Barwon Global Listed Private Equity Fund owns a total of 107,000 shares of the Company’s common stock, of which 87,000 were purchased pursuant to the Registration Rights Agreements.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009:

•	on an actual basis;

•	on an as adjusted basis giving effect to our dividend paid and the distribution of shares in connection with our dividend reinvestment plan on July 20, 2009, our sale of 5,175,000 shares of our common stock on July 7, 2009, at a net price of $8.51 per share after deducting offering expenses payable by us and our sale of 6,256,797 shares of our common stock in two private offerings on August 20, 2009 and September 24, 2009, with net proceeds to us of $53.6 million, and to reductions of borrowings under our credit facility; and

•	on an as further adjusted basis giving effect to the transactions noted in the prior column, to the sale of shares in this offering, at a net price of $ per share after deducting estimated offering expenses of approximately $ payable by us, and our receipt of the estimated net proceeds from this offering and to reductions of borrowings under our credit facility; and

•	on an as further adjusted basis giving effect to the transactions noted in the prior column and the merger with Patriot.

This table should be read in conjunction with “Use of Proceeds” and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2009
		As Adjusted
		for Stock Issuances,
		Reductions of
		Borrowings and		As Further	As Further
		Dividends Paid		Adjusted	Adjusted
		After June 30,		for this	for the
	Actual	2009		Offering(2)	Merger(4)
	(In thousands, except shares and per share data)
	(Unaudited)

Long-term debt, including current maturities:
Borrowings under senior credit facility	$124,800	$—	(1)	$
Amount owed to affiliates	6,713	6,713

Total long-term debt	131,513	6,713

Stockholders’ equity:
Common stock, par value $0.001 per share (100,000,000 common shares authorized; 42,943,084 shares outstanding actual, 54,672,155(3) shares outstanding as adjusted for previous stock issuances completed after June 30, 2009, shares outstanding as further adjusted for this offering and (4) shares outstanding as further adjusted for the merger)	43	55
Paid-in capital in excess of par value	545,707	646,271
Undistributed net investment income	24,152	4,604
Accumulated realized losses on investments	(53,050)	(53,050)
Net unrealized depreciation on investments	15,744	15,744

Total stockholders’ equity	532,596	613,624

Total capitalization	$664,109	$620,337		$

(1)	As of September 30, 2009, we had no borrowings outstanding under our credit facility, representing a $124.8 million reduction of borrowings subsequent to June 30, 2009.

(2)	The net proceeds from the sale of our common stock in this offering may be used to repay in part amounts outstanding under the credit facility.

(3)	Includes 297,274 shares of our common stock issued on July 20, 2009 in connection with our dividend reinvestment plan, 5,175,000 shares in connection with our sale of our common stock on July 7, 2009, 3,449,686 shares in connection with our sale of our common stock on August 20, 2009 and 2,807,111 shares in connection with our sale of our common stock on September 24, 2009 resulting in net proceeds of $100.6 million of which $12,000 was recorded as common stock and $100.6 million as paid-in capital in excess of par value.

(4)	On August 3, 2009, we entered into a merger agreement with Patriot Capital Funding, Inc. (“Patriot”). The merger agreement contemplates the merger of Patriot with and into the Company, with the Company as the surviving entity. In the merger, each outstanding share of Patriot common stock will be converted into the right to receive approximately 0.3992 shares of common stock of Prospect, subject the payment of cash in lieu of fractional shares of Prospect common stock resulting from the application of the foregoing exchange ratio. See “Prospectus Summary — Proposed Merger” in the accompanying prospectus. The table reflects shares of common stock with $ being recorded as common stock and $ recorded as paid-in capital in excess of par value.

(5)	Reflects the dividend of $19.5 million paid on July 20, 2009 reducing undistributed net investment income.

RECENT SALES OF COMMON STOCK BELOW NET ASSET VALUE

At our annual meeting of stockholders held on February 12, 2009, our stockholders approved our ability to sell an unlimited number of shares of our common stock at any level of discount to NAV per share during the twelve-month period following such approval. Accordingly, we may make additional offerings of our common stock without any limitation on the total amount of dilution to stockholders. See “Sales of Common Stock Below Net Asset Value” in this supplement and in the base prospectus. Pursuant to this authority, we have made the following offerings:

Date of	Price Per Share	Shares	Estimated Net Asset	Percentage
Offering	to Investors	Issued	Value Per Share	Dilution

March 18, 2009	$8.20	1,500,000	$14.43	2.20%
April 27, 2009	$7.75	3,680,000	$14.15	5.05%
May 26, 2009	$8.25	7,762,500	$13.44	7.59%
July 7, 2009	$9.00	5,175,000	$12.40	3.37%
August 20, 2009	$8.50	3,449,686	$11.57	1.78%
September 24, 2009	$9.00	2,807,111	$11.36	1.20%

DISTRIBUTIONS AND PRICE RANGE OF COMMON STOCK

We have paid and intend to continue to distribute quarterly distributions to our stockholders out of assets legally available for distribution. Our distributions, if any, will be determined by our Board of Directors. Certain amounts of the quarterly distributions may from time to time be paid out of our capital rather than from earnings for the quarter as a result of our deliberate planning or by accounting reclassifications.

In order to maintain RIC tax treatment, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of the assets legally available for distribution. In order to avoid certain excise taxes imposed on RICs, we are required to distribute with respect to each calendar year by January 31 of the following year an amount at least equal to the sum of

•	98% of our ordinary income for the calendar year,

•	98% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year, and

•	any ordinary income and net capital gains for preceding years that were not distributed during such years.

In December 2008, our Board of Directors elected to retain excess profits generated in the quarter ended September 30, 2008 and pay a 4% excise tax on such retained earnings. We paid $533,000 for the excise tax with the filing of our tax return in March 2009.

In addition, although we currently intend to distribute realized net capital gains (which we define as net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may decide in the future to retain such capital gains for investment. In such event, the consequences of our retention of net capital gains are as described under “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend, then stockholders’ cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash dividends. Stockholders who receive distributions in the form of stock are subject to the same U.S. Federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash. See “Dividend Reinvestment Plan” in the accompanying prospectus. The tax consequences of distributions to stockholders are described in the accompanying prospectus under the label “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus. To the extent prudent and practicable, we intend to declare and pay dividends on a quarterly basis.

With respect to the dividends paid to stockholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies were treated as taxable income and accordingly, distributed to stockholders. During the fiscal year ended June 30, 2009, we declared total dividends of approximately $56.1 million.

Tax characteristics of all distributions will be reported to stockholders, as appropriate, on Form 1099-DIV after the end of the year. Our ability to pay distributions could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants.

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “PSEC.” The following table sets forth, for the periods indicated, our NAV per share of common stock and the high and low closing prices per share of our common stock as reported on the NASDAQ Global Select Market. Our common stock historically trades at prices both above and below its NAV. There can be no assurance, however, that such premium or discount, as applicable, to NAV will be maintained. Common stock of business development companies, like that of closed-end investment companies, frequently trades at a discount to current NAV. Recently, our common stock has traded at a discount to our NAV, adversely affecting our ability to raise capital. The risk that our common stock may continue to trade at a discount to our NAV is separate and distinct from the risk that our NAV per share may decline.

				Premium	Premium
		Stock Price		(Discount) of	(Discount) of	Dividend
	NAV(1)	High(2)	Low(2)	High to NAV	Low to NAV	Declared

Twelve Months Ending June 30, 2005
First quarter	$13.67	$15.45	$14.42	13.0%	5.5%	—
Second quarter	13.74	15.15	11.63	10.3%	(15.4)%	$0.100
Third quarter	13.74	13.72	10.61	(0.1)%	(22.8)%	0.125
Fourth quarter	14.59	13.47	12.27	(7.7)%	(15.9)%	0.150
Twelve Months Ending June 30, 2006
First quarter	$14.60	$13.60	$11.06	(6.8)%	(24.2)%	$0.200
Second quarter	14.69	15.46	12.84	5.2%	(12.6)%	0.280
Third quarter	14.81	16.64	15.00	12.4%	1.3%	0.300
Fourth quarter	15.31	17.07	15.83	11.5%	3.4%	0.340
Twelve Months Ending June 30, 2007
First quarter	$14.86	$16.77	$15.30	12.9%	3.0%	$0.380
Second quarter	15.24	18.79	15.60	23.3%	(2.4)%	0.385
Third quarter	15.18	17.68	16.40	16.5%	8.0%	0.3875
Fourth quarter	15.04	18.68	16.91	24.2%	12.4%	0.390
Twelve Months Ending June 30, 2008
First quarter	$15.08	$18.68	$14.16	23.9%	(6.1)%	$0.3925
Second quarter	14.58	17.17	11.22	17.8%	(23.0)%	0.395
Third quarter	14.15	16.00	13.55	13.1%	(4.2)%	0.400
Fourth quarter	14.55	16.12	13.18	10.8%	(9.4)%	0.40125
Twelve Months Ending June 30, 2009
First quarter	$14.63	$14.24	$11.12	(2.7)%	(24.0)%	$0.4025
Second quarter	14.43	13.08	6.29	(9.4)%	(56.4)%	0.40375
Third quarter	14.19	12.89	6.38	(9.2)%	(55.0)%	0.405
Fourth Quarter	12.40	10.48	7.95	(15.5)%	(35.9)%	0.40625
Twelve Months Ending June 30, 2010
First Quarter	(3)(4)	$10.99	$8.82	(4)	(4)	$0.4075
Second Quarter (to 10/ /09)	(3)(4)	10.77	10.72	(4)	(4)	(5)

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high or low sales price. The NAVs shown are based on outstanding shares at the end of each period.

(2)	The High/Low Stock Price is calculated as of the last reported sales price on a given day in the applicable quarter.

(3)	Our most recently determined NAV per share was $12.40 as of June 30, 2009 ($11.22 on an as adjusted basis solely to give effect to dividends paid on July 20, 2009 and our issuances of common shares on July 20, 2009 in connection with our dividend reinvestment plan, on July 7, 2009 in an underwritten common stock offering and on August 20, 2009 and September 24, 2009 in private stock offerings). NAV as of September 30, 2009 may be higher or lower than $11.22 based on potential changes in valuations as of September 30, 2009.

(4)	NAV has not yet been finally determined for any day after June 30, 2009.

(5)	The dividend for the second quarter of 2010 will be declared in December 2009.

On          , 2009, the last reported sales price of our common stock was $      per share.

As of          , 2009, we had approximately           stockholders of record.

The below table sets forth each class of our outstanding securities as of June 30, 2009.

		(3)	(4)
(1)	(2)	Amount Held by	Amount Outstanding
Title	Amount	Registrant or for	Exclusive of Amount
of Class	Authorized	its Account	Shown Under(3)

Common Stock	100,000,000	0	42,943,084

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At our annual meeting of stockholders held on February 12, 2009, our stockholders approved our ability to sell an unlimited number of shares of our common stock at any level of discount from NAV per share during the twelve month period following such approval. In order to sell shares pursuant to this authorization a majority of our directors who have no financial interest in the sale and a majority of our independent directors must (a) find that the sale is in our best interests and in the best interests of our stockholders, and (b) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares, or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount. We are also permitted to sell shares of common stock below NAV per share in rights offerings, although we will not do so under this prospectus supplement.

The offering being made pursuant to this prospectus supplement is at a price below our most recently determined NAV per share. In making a determination that this offering is in our and our stockholders’ best interests, our Board of Directors considered a variety of factors including matters such as:

•	the effect that the offering will have on our stockholders, including the potential dilution they may experience as a result of the offering;

•	the amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined NAV per share;

•	the relationship of recent market prices of our common stock, which were lower than the price at which shares are being offered, to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	whether the estimated offering price would closely approximate the market value of our shares;

•	the potential market impact of being able to raise capital during the current financial market difficulties;

•	the nature of any new investors anticipated to acquire shares in the offering;

•	the anticipated rate of return on and quality, type and availability of investments; and

•	the leverage available to us.

Our Board of Directors also considered the fact that sales of common stock at a discount will benefit our Investment Advisor as the Investment Advisor will earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other securities of the Company or from the offering of common stock at a premium to NAV per share.

We will not sell shares under a prospectus supplement to the post-effective amendment to the registration statement of which this prospectus forms a part (the “current amendment”) if the cumulative dilution to our NAV per share from offerings under the current amendment exceeds 15%. This limit would be measured separately for each offering pursuant to the current amendment by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the percentage from each offering. For example, if our most recently determined NAV at the time of the first offering is $11.22 and we have 55 million shares outstanding, sale of 14 million shares at net proceeds to us of $5.61 per share (a 50% discount) would produce dilution of 10.15%. If we subsequently determined that our NAV per share increased to $12.00 on the then 69 million shares outstanding and then made an additional offering, we could, for example, sell approximately an additional 7.4 million shares at net proceeds to us of $6.00 per share, which would produce dilution of 4.85%, before we would reach the aggregate 15% limit. If we file a new post-effective amendment, the threshold would reset.

Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

The following three headings and accompanying tables will explain and provide hypothetical examples on the impact of an offering at a price less than NAV per share on three different set of investors:

•	existing stockholders who do not purchase any shares in the offering;

•	existing stockholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering; and

•	new investors who become stockholders by purchasing shares in the offering.

Impact On Existing Stockholders Who Do Not Participate in the Offering

Our existing stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold and their NAV per share. These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increase.

The following chart illustrates the level of NAV dilution that would be experienced by a stockholder who does not participate in the offering. It is not possible to predict the level of market price decline that may occur. NAV has not been finally determined for any day after June 30, 2009. The table below is shown based upon the pro-forma NAV calculated by us taking into account the dilutive effects on our NAV per share of our dividend paid on July 20, 2009 and our issuance of shares in connection with our dividend reinvestment plan on July 20, 2009 and our July 7, 2009, August 20, 2009 and September 24, 2009 sales noted above. For purposes of illustration, the table below assumes that our June 30, 2009 NAV per share has been reduced by 9.52% to $11.22 per share as a result of the foregoing transactions. The following example assumes a sale of 5,500,000 shares at a sales price to the public of $10.00 with a 5% underwriting discount and commissions and $275,000 of expenses ($9.45 per share net).

	Prior to Sale	Following	%
	Below NAV	Sale	Change

Offering Price
Price per Share to Public		$10.00
Net Proceeds per Share to Issuer		$9.45
Decrease to NAV
Total Shares Outstanding	54,672,155	60,172,155	10.06%
NAV per Share	$11.22	$11.06	(1.44)%
Dilution to Nonparticipating Stockholder
Shares Held by Stockholder A	54,672	54,672	0.00%
Percentage Held by Stockholder A	0.10%	0.09%	(9.14)%
Total NAV Held by Stockholder A	$613,623	$604,759	(1.44)%
Total Investment by Stockholder A (Assumed to be $11.22 per Share)		$613,623
Total Dilution to Stockholder A (Total NAV Less Total Investment)		$(8,864)
NAV per Share Held by Stockholder A after offering		$11.06
Investment per Share Held by Stockholder A (Assumed to be $11.22 on Shares Held Prior to Sale)	$11.22	$11.22
Dilution per Share Held by Stockholder A (NAV per Share Less Investment per Share)		$(0.16)
Percentage Dilution to Stockholder A (Dilution per Share Divided by Investment per Share)			(1.44)%

Impact On Existing Stockholders Who Do Participate in the Offering

Our existing stockholders who participate in the offering or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering. The level of NAV dilution will decrease as the number of shares such stockholders purchase increases. Existing stockholders who buy more than such percentage will experience NAV dilution but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in NAV per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares such stockholder purchases increases. Even a stockholder who overparticipates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution and accretion in the offering for a stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 2,750 shares, which is 0.05% of the offering rather than its 0.10% proportionate share) and (2) 150% of such percentage (i.e., 8,250 shares, which is 0.15% of the offering rather than its 0.10% proportionate share). NAV has not been finally determined for any day after June 30, 2009. The table below is shown based upon the pro-forma NAV calculated by us taking into account the dilutive effects on our NAV per share of our dividend paid on July 20, 2009 and our issuance of shares in connection with our dividend reinvestment plan on July 20, 2009 and our July 7, 2009, August 20, 2009 and September 24, 2009 sales noted above. For purposes of illustration, the table below assumes that our June 30, 2009 NAV per share has been reduced by 9.52% to $11.22 per share as a result of the foregoing transactions. The following example assumes a sale of 5,500,000 shares at a sales price to the public of $10.00 with a 5% underwriting discount and commissions and $275,000 of expenses ($9.45 per share net).

		50%		150%
		Participation		Participation
	Prior to Sale	Following	%	Following	%
	Below NAV	Sale	Change	Sale	Change

Offering Price
Price per Share to Public		$10.00		$10.00
Net Proceeds per Share to Issuer		$9.45		$9.45
Decrease/Increase to NAV
Total Shares Outstanding	54,672,155	60,172,155	10.06%	60,172,155	10.06%
NAV per Share	$11.22	$11.06	(1.44)%	$11.06	(1.44)%
Dilution/Accretion to Participating Stockholder
Shares Held by Stockholder A	54,672	57,422	5.03%	62,922	15.09%
Percentage Held by Stockholder A	0.10%	0.10%	(4.57)%	0.10%	4.57%
Total NAV Held by Stockholder A	$613,623	$635,179	3.51%	$696,017	13.43%
Total Investment by Stockholder A (Assumed to be $11.22 per Share on Shares held Prior to Sale)		$641,123		$696,123
Total Dilution/Accretion to Stockholder A (Total NAV Less Total Investment)		$(5,944)		$(106)
NAV per Share Held by Stockholder A		$11.06		$11.06
Investment per Share Held by Stockholder A (Assumed to Be $11.22 on Shares Held Prior to Sale)	$11.22	$11.16		$11.06
Dilution/Accretion per Share Held by Stockholder A (NAV per Share Less Investment per Share)		$(0.10)		$0.00
Percentage Dilution/Accretion to Stockholder A (Dilution/Accretion per Share Divided by Investment per Share)			(0.93)%		(0.02)%

Impact On New Investors

Investors who are not currently stockholders and who participate in an offering below NAV but whose investment per share is greater than the resulting NAV per share due to selling compensation and expenses paid by the issuer will experience an immediate decrease, albeit small, in the NAV of their shares and their NAV per share compared to the price they pay for their shares. Investors who are not currently stockholders and who participate in an offering below NAV per share and whose investment per share is also less than the resulting NAV per share due to selling compensation and expenses paid by the issuer being significantly less than the discount per share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares. These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution or accretion for new investors that will be experienced by a new investor who purchases the same percentage (0.10%) of the shares in the offering as the stockholder in the prior examples held immediately prior to the offering. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases. It is not possible to predict the level of market price decline that may occur. NAV has not been finally determined for any day after June 30, 2009. The table below is shown based upon the pro-forma NAV calculated by us taking into account the dilutive effects on our NAV per share of our dividend paid on July 20, 2009 and our issuance of shares in connection with our dividend reinvestment plan on July 20, 2009 and our July 7, 2009, August 20, 2009 and September 24, 2009 sales noted above. For purposes of illustration, the table below assumes that our June 30, 2009 NAV per share has been reduced by 9.52% to $11.22 per share as a result of the foregoing transactions. The following example assumes a sale of 5,500,000 shares at a sales price to the public of $10.00 with a 5% underwriting discount and commissions and $275,000 of expenses ($9.45 per share net).

	Prior to Sale	Following	%
	Below NAV	Sale	Change

Offering Price
Price per Share to Public		$10.00
Net Proceeds per Share to Issuer		$9.45
Decrease to NAV
Total Shares Outstanding	54,672,155	60,172,155	10.06%
NAV per Share	$11.22	$11.06	(1.44)%
Dilution/Accretion to New Investor A
Shares Held by Investor A	0	5,500
Percentage Held by Investor A	0.00%	0.01%
Total NAV Held by Investor A	$0	$60,839
Total Investment by Investor A (At Price to Public)		$55,000
Total Dilution/Accretion to Investor A (Total NAV Less Total Investment)		$5,839
NAV per Share Held by Investor A		$11.06
Investment per Share Held by Investor A	$0.00	$10.00
Dilution/Accretion per Share Held by Investor A (NAV per Share Less Investment per Share)		$1.06
Percentage Dilution/Accretion to Investor A (Dilution/Accretion per Share Divided by Investment per Share)			10.62%

PLAN OF DISTRIBUTION

We are selling the shares of our common stock under this prospectus supplement          . Subject to the terms of          , we have agreed to sell           shares of our common stock at a price of $      per share in cash.

We expect to have our transfer agent deliver the shares of our common stock after we receive the payment of the total purchase price therefor in immediately available funds.

We will bear all of the expenses that we incur in connection with the offering of our shares of common stock under this prospectus supplement. We estimate the total expenses payable by us in connection with the offering will be approximately $      in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act of 1933, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act of 1933, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Pursuant to the terms of the Registration Rights Agreements entered into by the Company, the selling stockholders may resell shares of our common stock under this prospectus supplement. The selling stockholders may sell common stock from time to time in one or more of the following types of transactions (including block transactions): (i) on any national exchange on which the shares may be listed or any automatic quotation system through which the shares may be quoted, (ii) in the over-the-counter market, (iii) in privately negotiated transactions, (iv) through put and call transactions, (v) through short sales, (vi) by pledge to secure debts and other obligations, (vii) to cover hedging transactions, (viii) through the issuance of derivative securities, including warrants, exchangeable securities, (ix) forward delivery contracts and the writing of options, underwritten offerings, (x) a combination of such methods of sale, and (xi) any other legally available means. The sales may be made at prevailing market prices at the time of sale or at privately negotiated prices. The selling stockholders may use brokers, dealers or agents to sell their respective shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom the selling stockholders may act as agent, or to whom the selling stockholders may sell as a principal, or both.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to these broker-dealers or other financial institutions of shares, which such broker-dealer or other financial institution may resell under this to the prospectus supplement (as amended or supplemented to reflect such transaction). The selling stockholders may also engage in short sales of shares and, in those instances, the prospectus supplement may be delivered in connection with the short sales and the shares offered pursuant to the prospectus supplement may be used to cover the short sales. The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

The selling stockholders may choose not to sell any or may choose to sell less than all of the shares of common stock registered pursuant to the registration statement, of which this prospectus supplement forms a part. Once sold under the registration statement, of which this prospectus supplement forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

In order to comply with the securities laws of most states, if applicable, the selling stockholders may only sell shares of common stock in those jurisdictions through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders and any other person participating in a distribution of the securities covered by the prospectus supplement will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. Regulation M’s prohibition on purchases may include purchases to cover short positions by the selling stockholders, and a selling stockholder’s failure to cover a short position at a lender’s request and subsequent purchases by the lender in the open market of shares to cover such short positions, may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M. All of the above may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

Certain selling stockholders have identified themselves to us as affiliates of broker-dealers. The selling stockholders who are affiliates of broker-dealers have each informed us that that they did not receive the shares of common stock outside of the ordinary course of business nor, at the time of issuance or purchase of the common stock, did they have any view to or arrangements or understandings, directly or indirectly, with any person to distribute the shares of common stock.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “PSEC.”

LEGAL MATTERS

Certain legal matters regarding the common stock offered hereby have been passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and Venable LLP as special Maryland counsel.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BDO Seidman LLP is the independent registered public accounting firm for the Company.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act of 1933, with respect to our common stock offered by this prospectus supplement. The registration statement contains additional information about us and the common stock being registered by this prospectus supplement. We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. This information and the information specifically regarding how we voted proxies relating to portfolio securities for the period ended June 30, 2008, are available free of charge by contacting us at 10 East 40th Street, 44th floor, New York, NY 10016 or by telephone at toll-free (888) 748-0702. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The

SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s Internet site at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus supplement and, if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus supplement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

The information in this preliminary prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

Prospectus dated October   , 2009

$500,000,000

PROSPECT CAPITAL CORPORATION
Common Stock
Preferred Stock
Debt Securities
Warrants

We may offer, from time to time, in one or more offerings or series, together or separately, up to $500,000,000 of our common stock, preferred stock, debt securities or rights to purchase shares of common stock, preferred stock or debt securities, collectively, the Securities, to provide us with additional capital. Securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our Securities.

We may offer shares of common stock at a discount to net asset value per share in certain circumstances. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share.

Our Securities may be offered directly to one or more purchasers, or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our Securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Securities through agents, underwriters or dealers without delivery of the prospectus and a prospectus supplement describing the method and terms of the offering of such Securities. Our common stock is traded on The NASDAQ Global Select Market under the symbol “PSEC.” As of October 8, 2009, the last reported sales price for our common stock was $10.73.

On August 3, 2009, we entered into an Agreement and Plan of Merger (the “merger agreement”) with Patriot Capital Funding, Inc., a Delaware corporation (“PCAP” or “Patriot”). The merger agreement contemplates the merger of PCAP with and into the Company, with the Company as the surviving entity. Consummation of the merger, which is currently anticipated to occur in the fourth quarter on calendar year 2009, is subject to certain conditions, including, among others, PCAP stockholder approval, governmental filings, accuracy of the representations and warranties of the other party and compliance by the other party with its obligations under the merger agreement. See “Prospectus Summary — Proposed Merger” and “Risk Factors.”

Prospect Capital Corporation, or the Company, is a company that lends to and invests in middle market privately-held companies. Prospect Capital Corporation, a Maryland corporation, has been organized as a closed-end investment company since April 13, 2004 and has filed an election to be treated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act, and is a non-diversified investment company within the meaning of the 1940 Act.

Prospect Capital Management LLC, our investment adviser, manages our investments and Prospect Administration LLC, our administrator, provides the administrative services necessary for us to operate.

Investing in our Securities involves a heightened risk of total loss of investment and is subject to risks. Before buying any Securities, you should read the discussion of the material risks of investing in our Securities in “Risk Factors” beginning on page 16 of this prospectus.

This prospectus contains important information about us that you should know before investing in our Securities. Please read it before making an investment decision and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC. This information will be available free of charge by writing to Prospect Capital Corporation at 10 East 40th Street, 44th Floor, New York, NY 10016, or by calling collect at 212-448-0702. Our Internet address is http://www.prospectstreet.com. You may also obtain information about us from the SEC’s website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this Prospectus is October   , 2009

About this Prospectus	ii
Prospectus Summary	1
Selected Condensed Financial Data Of Prospect	11
Risk Factors	16
Management’s Discussion and Analysis of Financial Condition and Results of Operations	34
Report of Management on Internal Control over Financial Reporting	53
Use of Proceeds	54
Forward-Looking Statements	55
Distributions	57
Price Range of Common Stock	59
Business	60
Management	66
Certain Relationships and Transactions	82
Control Persons and Principal Stockholders	82
Portfolio Companies	83
Determination of Net Asset Value	86
Sales of Common Stock Below Net Asset Value	87
Dividend Reinvestment Plan	92
Material U.S. Federal Income Tax Considerations	94
Description of our Capital Stock	101
Description of our Preferred Stock	107
Description of our Debt Securities	108
Description of our Warrants	109
Regulation	110
Custodian, Transfer and Dividend Paying Agent and Registrar	115
Brokerage Allocation and Other Practices	116
Plan of Distribution	117
Legal Matters	119
Independent Registered Public Accounting Firm	119
Available Information	119
Index to Financial Statements	F-1

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC, using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time on a delayed basis, up to $500,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities on the terms to be determined at the time of the offering. The Securities may be offered at prices and on terms described in one or more supplements to this prospectus. This prospectus provides you with a general description of the Securities that we may offer. Each time we use this prospectus to offer Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any prospectus supplement together with any exhibits and the additional information described under the heading “Available Information” and the section under the heading “Risk Factors” before you make an investment decision.

ii

PROSPECTUS SUMMARY

The following summary contains basic information about this offering. It does not contain all the information that may be important to an investor. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred.

Information contained or incorporated by reference in this prospectus may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which are statements about the future that may be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “plans,” “anticipate,” “estimate” or “continue” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act of 1933, as amended, or the Securities Act. The matters described in “Risk Factors” and certain other factors noted throughout this prospectus and in any exhibits to the registration statement of which this prospectus is a part, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements. The Company reminds all investors that no forward-looking statement can be relied upon as an accurate or even mostly accurate forecast because humans cannot forecast the future.

The terms “we,” “us,” “our,” and “Company” refer to Prospect Capital Corporation; “Prospect Capital Management” or the “Investment Adviser” refers to Prospect Capital Management LLC, our investment adviser; “Prospect Administration” or the “Administrator” refers to Prospect Administration LLC, our administrator; and “Prospect” refers to Prospect Capital Management LLC, its affiliates and its predecessor companies.

The Company

We are a financial services company that lends to and invests in middle market privately-held companies.

We were originally organized under the name “Prospect Street Energy Corporation” and we changed our name to “Prospect Energy Corporation” in June 2004. We changed our name again to “Prospect Capital Corporation” in May 2007 and at the same time terminated our policy of investing at least 80% of our net assets in energy companies. While we expect to be less focused on the energy industry in the future, we will continue to have significant holdings in the energy and energy related industries. We have been organized as a closed-end investment company since April 13, 2004 and have filed an election to be treated as a business development company under the 1940 Act. We are a non-diversified company within the meaning of the 1940 Act. Our headquarters are located at 10 East 40th Street, 44th Floor, New York, NY 10016, and our telephone number is (212) 448-0702.

The Investment Adviser

Prospect Capital Management, an affiliate of the Company, manages our investment activities. Prospect Capital Management is an investment adviser that has been registered under the Investment Advisers Act of 1940, or the Advisers Act, since March 31, 2004. Under an investment advisory and management agreement between us and Prospect Capital Management, or the Investment Advisory Agreement, we have agreed to pay Prospect Capital Management investment advisory fees, which will consist of an annual base management fee based on our gross assets, which we define as total assets without deduction for any liabilities, as well as a two-part incentive fee based on our performance.

The Offering

We may offer, from time to time, in one or more offerings or series, together or separately, up to $500,000,000 of our Securities, which we expect to use initially to maintain balance sheet liquidity and thereafter to make long-term investments in accordance with our investment objectives.

Our Securities may be offered directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to a particular offering will disclose the terms of that offering, including the name or names of any agents or underwriters involved in the sale of our Securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters, or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our Securities.

We may offer shares of common stock at a discount to net asset value per share at prices approximating market value less selling expenses upon approval of our directors, including a majority of our independent directors, in certain circumstances. See “Sales of Common Stock Below Net Asset Value” in this prospectus and in the prospectus supplement, if applicable. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. We will not offer shares of common stock at a discount to net asset value through a rights offering under this prospectus.

Set forth below is additional information regarding the offering of our Securities:

Use of proceeds	Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from selling Securities pursuant to this prospectus initially to maintain balance sheet liquidity, involving repayment of all or a portion of amounts outstanding under our credit facility, investments in high quality short-term debt instruments or a combination thereof, and thereafter to make long-term investments in accordance with our investment objective. See “Use of Proceeds.”

Distributions	We have paid quarterly distributions to the holders of our common stock and generally intend to continue to do so. The amount of the quarterly distributions is determined by our Board of Directors and is based on our estimate of our investment company taxable income and net short-term capital gains. Certain amounts of the quarterly distributions may from time to time be paid out of our capital rather than from earnings for the quarter as a result of our deliberate planning or accounting reclassifications. Distributions in excess of our current or accumulated earnings or profits constitute a return of capital and will reduce the stockholder’s adjusted tax basis in such stockholder’s common stock. After the adjusted basis is reduced to zero, these distributions will constitute capital gains to such stockholders. Certain additional amounts may be deemed as distributed to stockholders for income tax purposes. Other types of Securities will likely pay distributions in accordance with their terms. See “Price Range of Common Stock,” “Distributions” and “Material U.S. Federal Income Tax Considerations.”

Taxation	We have qualified and elected to be treated for U.S. Federal income tax purposes as a regulated investment company, or a RIC, under Subchapter M of the Internal Revenue Code of 1986, or the Code. As a RIC, we generally do not have to pay corporate-level U.S. Federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To maintain our qualification as a RIC and obtain RIC tax treatment, we must maintain specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Distributions” and “Material U.S. Federal Income Tax Considerations.”

Dividend reinvestment plan	We have a dividend reinvestment plan for our stockholders. This is an “opt out” dividend reinvestment plan. As a result, when we declare a dividend, the dividends are automatically reinvested in additional shares of our common stock, unless a stockholder specifically “opts out” of the dividend reinvestment plan so as to receive cash dividends. Stockholders who receive distributions in the form of stock are subject to the same U.S. Federal, state and local tax consequences as stockholders who elect to receive their distributions in cash. See “Dividend Reinvestment Plan.”

The NASDAQ Global Select Market Symbol	PSEC

Anti-takeover provisions	Our charter and bylaws, as well as certain statutory and regulatory requirements, contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price of our common stock. See “Description Of Our Capital Stock.”

Management arrangements	Prospect Capital Management serves as our investment adviser. Prospect Administration serves as our administrator. For a description of Prospect Capital Management, Prospect Administration and our contractual arrangements with these companies, see “Management — Management Services — Investment Advisory Agreement,” and “Management — Management Services — Administration Agreement.”

Risk factors	Investment in our Securities involves certain risks relating to our structure and investment objective that should be considered by prospective purchasers of our Securities. In addition, investment in our Securities involves certain risks relating to investing in the energy sector, including but not limited to risks associated with commodity pricing, regulation, production, demand, depletion and expiration, weather, and valuation. We have a limited operating history upon which you can evaluate our business. In addition, as a business development company, our portfolio primarily includes securities issued by privately-held companies. These investments generally involve a high degree of business and financial risk, and are less liquid than public securities. We are required to mark the carrying value of our investments to fair value on a quarterly basis, and economic events, market conditions and events affecting individual portfolio companies can result in quarter-to-quarter mark-downs and mark-ups of the value of individual investments that collectively can materially affect our net asset value, or NAV. Also, our determinations of fair value of privately-held securities may differ materially from the values that would exist if there was a ready market for these investments. A large number of entities compete for the same kind of investment opportunities as we do. Moreover, our business requires a substantial amount of capital to operate and to grow and we seek additional capital from external sources. In addition, the failure to qualify as a RIC eligible for pass-through tax treatment under the Code on income distributed to stockholders could have a materially adverse effect on the total return, if any, obtainable from an investment in our Securities. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Securities.

Plan of distribution	We may offer, from time to time, up to $500,000,000 of our common stock, preferred stock, debt securities or rights to purchase shares of our common stock, preferred stock or debt securities on the terms to be determined at the time of the offering. Securities may be offered at prices and on terms described in one or more supplements to this prospectus directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. The supplement to this prospectus relating to the offering will identify any agents or underwriters involved in the sale of our Securities, and will set forth any applicable purchase price, fee and commission or discount arrangement or the basis upon which such amount may be calculated. We may not sell Securities pursuant to this prospectus without delivering a prospectus supplement describing the method and terms of the offering of such Securities. For more information, see “Plan of Distribution.”

Fees and Expenses

The following tables are intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. In these tables, we assume that we have borrowed $195 million under our credit facility, which is the maximum amount available under the credit facility. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, the Company will pay such fees and expenses out of our net assets and, consequently, you will indirectly bear such fees or expenses as an investor in the Company. However, you will not be required to deliver any money or otherwise bear personal liability or responsibility for such fees or expenses.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)(1)	5.00%
Offering expenses borne by us (as a percentage of offering price)(2)	0.50%
Dividend reinvestment plan expenses(3)	None
Total stockholder transaction expenses (as a percentage of offering price)(4)	5.50%
Annual expenses (as a percentage of average net assets for the year ended June 30, 2009):
Combined base management fee (3.40)%(5) and incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income) (3.41)%(6)	6.81%
Interest payments on borrowed funds	2.70	%(7)
Other expenses	2.83	%(8)
Total annual expenses	12.34	%(6)(8)

Example

The following table demonstrates the projected dollar amount of cumulative expenses we would pay out of net assets and that you would indirectly bear over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have borrowed all $195 million available under our line of credit, that our annual operating expenses would remain at the levels set forth in the table above and that we would pay the stockholder costs shown in the table above.

	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$139.38	$298.33	$445.04	$764.23

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The income incentive fee under our Investment Advisory Agreement with Prospect Capital Management would be zero at the 5% annual return assumption, as required by the SEC for this table, since no incentive fee is paid until the annual return exceeds 7%. This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors after such expenses, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at NAV, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses. Actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

(1)	In the event that the Securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the estimated applicable sales load.

(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the estimated offering expenses borne by us as a percentage of the offering price.

(3)	The expenses of the dividend reinvestment plan are included in “other expenses.”

(4)	The related prospectus supplement will disclose the offering price and the total stockholder transaction expenses as a percentage of the offering price.

(5)	Our base management fee is 2% of our gross assets (which include any amount borrowed, i.e., total assets without deduction for any liabilities). Although no plans are in place to borrow the full amount under our line of credit, assuming that we borrowed $195 million, the 2% management fee of gross assets equals approximately 3.40% of net assets. See “Management — Management Services — Investment Advisory Agreement” and footnote 6 below.

(6)	The incentive fee payable to our Investment Adviser under the Investment Advisory Agreement is based on our performance and will not be paid unless we achieve certain goals. Under the assumption of a 5% return required in the example, no incentive fee would be payable. The incentive fee consists of two parts. The first part, the income incentive fee, which is payable quarterly in arrears, will equal 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly (7% annualized) hurdle rate, subject to a “catch up” provision measured as of the end of each calendar quarter. In the three months ended June 30, 2009, we paid an incentive fee of $3.0 million (see calculation below). We expect the incentive fees we pay to increase to the extent we earn greater interest and dividend income through our investments in portfolio companies and, to a lesser extent, realize capital gains upon the sale of warrants or other equity investments in our portfolio companies and to decrease if our interest and dividend income and capital gains decrease. The “catch-up” provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming an annualized hurdle rate of 7%). The catch-up provision is meant to provide Prospect Capital Management with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming an annualized hurdle rate of 7%). The income incentive fee will be computed and paid on income that may include interest that is accrued but not yet received in cash. If interest income is accrued but never paid, the Board of Directors would decide to write off the accrual in the quarter when the accrual is determined to be uncollectible. The write off would cause a decrease in interest income for the quarter equal to the amount of the prior accrual. The Investment Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never receive as a result of a default by an entity on the obligation that resulted in the accrual of such income. Our pre-incentive fee net investment income used to calculate the income incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 5 above). The second part of the incentive fee, the capital gains incentive fee, will equal 20% of our realized capital gains, if any, during a particular year computed net of all realized capital losses and unrealized capital depreciation.

Examples of how the incentive fee is calculated are as follows:

Assuming pre-incentive fee net investment income of 0.55%, there would be no income incentive fee because such income would not exceed the hurdle rate of 1.75%.

Assuming pre-incentive fee net investment income of 2%, the income incentive fee would be as follows:

= 100% × (2%−1.75%)

= 0.25%

Assuming pre-incentive fee net investment income of 2.30%, the income incentive fee would be as follows:

= (100% × (“catch−up”: 2.1875%−1.75%)) + (20% × (2.30%−2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%) = 0.4375% + 0.0225% = 0.46%

Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains incentive fee would be as follows:

= 20% × (6%−1%)

= 20% × 5% = 1%

The following is a calculation of the most recently paid incentive fee paid in June 2009 (for the quarter ended June 30, 2009) (in thousands):

Prior Quarter Net Asset Value (adjusted for stock offerings during the quarter)	$531,518
Quarterly Hurdle Rate	1.75%

Current Quarter Hurdle	$9,302

125% of the Quarterly Hurdle Rate	2.1875%
125% of the Current Quarter Hurdle	$11,627

Current Quarter Pre Incentive Fee Net Investment Income	$14,976

Incentive Fee — “Catch-Up”	$2,325
Incentive Fee — 20% in excess of 125% of the Current Quarter Hurdle	$670

Total Current Quarter Incentive Fee	$2,995

For a more detailed discussion of the calculation of the two-part incentive fee, see “Management — Management Services — Investment Advisory Agreement.”

(7)	The table above assumes that we have borrowed all $195 million available under our line of credit, although no plans are in place to borrow the full amount under our line of credit. The table below shows our estimated annual expenses as a percentage of net assets attributable to common stock, assuming that we did not incur any indebtedness.

Base management fee	2.50%
Incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)	3.41%
Interest payments on borrowed funds	None
Other expenses	3.28%
Total annual expenses (estimated)	9.19%

(8)	“Other expenses” is based on our annualized expenses during our quarter ended June 30, 2009 representing all of our estimated recurring operating expenses (except fees and expenses reported in other items of this table) that are deducted from our operating income and reflected as expenses in our Statement of Operations. The estimate of our overhead expenses, including payments under an administration agreement with Prospect Administration, or the Administration Agreement, based on our projected allocable portion of overhead and other expenses incurred by Prospect Administration in performing its obligations under the Administration Agreement. “Other expenses” does not include non-recurring expenses. See “Management — Management Services — Administration Agreement.”

Proposed Merger

On August 3, we entered into a merger agreement with Patriot Capital Funding, Inc. (“Patriot”). Pursuant to the merger agreement, at the effective time Patriot will merge with and into Prospect with Prospect as the surviving entity in the merger and Patriot will cease to exist as a separate corporation following the merger. In the merger, each outstanding share of Patriot common stock will be converted into the right to receive approximately 0.3992 shares of common stock of Prospect, subject the payment of cash in lieu of fractional shares of Prospect common stock resulting from the application of the foregoing exchange ratio. The exchange ratio will not be adjusted for dividends declared by Prospect, except in certain extraordinary circumstances.

If the merger is consummated, all the assets and liabilities of Patriot and Prospect immediately before the merger will become assets and liabilities of Prospect, as the surviving entity, immediately after the merger, and Patriot’s wholly-owned subsidiary, Patriot Capital Funding LLC I, will become a direct wholly-owned subsidiary of Prospect after the merger. Prospect as the surviving entity in the merger, will also assume all current and future liabilities that exist or may arise from the existing operation of Patriot. As a condition to closing, Prospect is obligated to repay the principal, interest and penalties under Patriot’s second amended and restated securitization revolving credit facility, or the “Amended Securitization Facility,” and other amounts related to the Amended Securitization Facility not to exceed $1.35 million.

Following completion of the merger and based on the number of shares of Prospect common stock issued and outstanding on the date hereof, former Patriot shareholders will hold approximately 13.6% of the outstanding common shares of Prospect.

Merger Consideration

If the proposed merger is consummated, each share of Patriot common stock will be converted into the right to receive approximately 0.3992 of a share of Prospect common stock. If the number of shares of Prospect common stock increase, decrease, change into or are exchanged for a different number or kind of shares or securities before the merger is completed as a result of a reclassification, stock dividend, stock split, reverse stock split, or other similar change (but excluding as a result of sales of Prospect common stock, sales of Prospect equity-linked securities, and the issuance of Prospect common stock pursuant to the Prospect dividend reinvestment plan or otherwise in lieu of a portion of any cash dividend declared by Prospect), then an appropriate and proportionate adjustment will be made to the number of shares of Prospect common stock into which each share of Patriot common stock will be converted.

Holders of shares of Patriot common stock will not receive any fractional shares of Prospect common stock in the merger. Instead, each Patriot shareholder otherwise entitled to a fractional share interest in Prospect will be paid an amount in cash, rounded to the nearest cent based on a formula set forth in the merger agreement.

Representations and Warranties

The merger agreement contains customary representations and warranties of Patriot and Prospect relating to their respective businesses. With the exception of certain representations that must be true and correct in all or virtually all respects, or in all material respects, no representation or warranty will be deemed untrue, inaccurate or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events, has had or would reasonably be expected to have a material adverse effect on the financial condition, results of operations or business of the company making the representation. The representations and warranties in the merger agreement do not survive the completion of the merger.

The merger agreement contains customary representations and warranties by each of Patriot and Prospect relating to, among other things: due organization, valid existence and good standing; authorization to enter into the merger agreement and required shareholder approval by Patriot shareholders to complete the merger; compliance with SEC reporting requirements; required governmental consents; financial statements, internal controls and disclosure controls and procedures; no breach of organizational documents or material agreements as a result of the merger agreement or the completion of the merger; broker’s fees payable in connection with the merger; accuracy of information contained in the documents to be filed with the SEC; capitalization; absence of defaults under certain contracts; taxes and tax returns; tax treatment of the merger; compliance with laws; no changes since December 31, 2008 that would have a material adverse effect; no material legal proceedings; environmental matters; insurance; and no material undisclosed liabilities.

In addition, the merger agreement contains a representation and warranty made by Prospect that it has and will have immediately available funds in cash or cash equivalents or available under lines of credit to pay off (i) all principal and interest due under the Amended Securitization Facility, which amounted to $115.7 million as of August 3, 2009, and (ii) up to $1.35 million in other costs, fees and expenses payable to the lenders under the terms of the Amended Securitization Facility, and includes certain representations and warranties concerning Prospect’s investment adviser and administrator.

Conditions to the Merger

The proposed merger will be completed only if specific conditions, including, among other things, the following, are met or waived by Patriot’s board of directors or the board of directors of Prospect, as applicable: the merger agreement is approved by the required vote of Patriot’s shareholders; no legal prohibition on completion of the merger is in effect; the registration statement filed with the SEC in connection with the merger is declared effective by the SEC; in the event a filing is required under the Hart-Scott-Rodino Act in connection with the merger, any waiting period applicable to the merger under the Hart-Scott-Rodino Act shall have expired or been terminated; and there shall be no pending suit, action or proceeding by any governmental entity that has a reasonable likelihood of success challenging the merger, seeking to prohibit or limit ownership by Patriot, Prospect or their subsidiaries of a material portion of their respective business or assets, or imposing other similar restrictions.

Termination of the Merger Agreement

Patriot and Prospect may jointly agree to terminate the merger agreement at any time. Either Patriot or Prospect may also terminate the merger agreement if, among other things, any of the following occurs: any regulatory authority of competent jurisdiction issues a judgment, injunction, order, decree, or action permanently restraining, enjoining or otherwise prohibiting the merger, and the judgment, injunction, order, decree or other action becomes final and nonappealable; the merger is not completed prior to December 15, 2009, except that neither Patriot nor Prospect may terminate the merger agreement if its willful and material breach is the reason that the merger has not been completed; the required approval of the merger agreement by Patriot shareholders is not obtained at the special meeting; or upon a violation or breach by the other party of any agreement, covenant, representation or warranty or if any representation or warranty of either party shall have become untrue, in either case so that the conditions to the completion of the merger would be incapable of being satisfied by the closing date and such violation or breach has not been waived by the terminating party.

In addition, the merger agreement may be terminated in the following circumstances:

•	by Prospect, prior to receipt of Patriot shareholder approval, within 10 days after the Patriot board of directors effects a change of recommendation; or, in the case an alternative proposal structured as a tender or exchange offer for Patriot common stock commenced by a person unaffiliated with the buyer is received; if the Patriot board of directors fails to issue within 10 days after the public announcement of the alternative proposal a public statement reaffirming the board recommendation and recommending that Patriot’s shareholders reject the alternative proposal; or if Patriot breaches any of the no solicitation provisions of the merger agreement; and

•	by Patriot, if Patriot receives a superior proposal, the board authorizes Patriot to enter into an agreement to consummate the transaction contemplated by such superior proposal, and concurrently with such termination, Patriot pays the termination fee and enters into a definitive agreement to consummate the transaction contemplated by the superior proposal; or if the board effects a recommendation change in compliance with the no solicitation provisions of the merger agreement.

Expenses; Termination Fees

Each party to the merger agreement will generally bear its own fees and expenses in connection with the transactions contemplated by the merger agreement, whether or not the merger is completed.

Assuming Prospect is not in material breach of any covenants, representation or warranties or any agreements under the merger agreement at the time of termination:

Patriot will pay to Prospect a termination fee in the amount of $3,200,000, if the merger agreement is terminated:

•	by Patriot, in conjunction with the authorization of Patriot’s board of directors to enter into an agreement to consummate a transaction contemplated by a superior proposal or in conjunction with a recommendation change by the board; or

•	by Prospect, in conjunction with a change of recommendation by the Patriot board of directors at any time prior to the approval by Patriot’s shareholders of the merger; or, in conjunction with any alternative proposal structured as a tender or exchange offer for Patriot common stock commenced by a person unaffiliated with Prospect, if the Patriot board of directors fails to issue within 10 days after the public announcement of the alternative proposal a public statement reaffirming the board recommendation and recommending that the Patriot shareholders reject the alternative proposal; or in conjunction with any breach by Patriot of any of the no solicitation provisions of the merger agreement.

Patriot will reimburse Prospect up to $250,000 of expenses incurred in connection with the negotiation of the merger agreement if the merger agreement is terminated by Prospect:

•	in the event the required approval of the merger agreement by Patriot shareholders is not obtained at the special meeting; or

•	upon a violation or breach by Patriot of any agreement, covenant, representation or warranty, so that the conditions to the completion of the merger would be incapable of being satisfied by the closing date.

In addition, if the merger agreement is terminated in the manner described immediately above, and an expense reimbursement, but not a termination fee, is paid to Prospect, and within one year of the date of such termination Patriot enters into an agreement to consummate an alternative proposal, Patriot will pay Prospect the difference between the termination fee and any expense reimbursement made in connection with the termination.

Indemnification; Directors’ and Officers’ Insurance

From and after the effective time of the merger, Prospect will indemnify, defend and hold harmless the officers and directors of Patriot against all losses, claims, damages, costs, expenses (including attorneys’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or otherwise in connection with any threatened or actual claim, action, suit, proceeding or investigation based on or arising out of the fact that such person is or was a director or officer of Patriot or any subsidiary of Patriot at or prior to the effective time of the merger, whether asserted or claimed prior to, or at or after, the effective time of the merger, including all such indemnified liabilities based on, or arising out of, or pertaining to the merger agreement or the transactions contemplated by the merger agreement, in each case to the full extent permitted under applicable law.

The merger agreement requires Prospect to maintain for a period of six years after completion of the merger Patriot’s current directors’ and officers’ liability insurance policy, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to completion of the merger, except that Prospect is not required to incur an annual premium expense greater than 300% of Patriot’s current annual directors’ and officers’ liability insurance premium. If Prospect is unable to maintain such a policy because the annual premium expense is greater than 300% of Patriot’s current annual directors’ and officers’ liability insurance premium, Prospect is obligated to obtain as much comparable insurance as is available for the amount that is 300% of Patriot’s current premium.

SELECTED CONDENSED FINANCIAL DATA OF PROSPECT

You should read the condensed financial information below with the Financial Statements and Notes thereto included in this prospectus. Financial information for the twelve months ended June 30, 2009, 2008, 2007, 2006 and 2005 has been derived from the audited financial statements for that period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” starting on page 34 for more information.

	For the Year/Period Ended June 30,
	2009	2008	2007	2006	2005
	(In thousands except data relating to shares, per share and number of portfolio companies)

Performance Data:
Interest income	$62,926	$59,033	$30,084	$13,268	$4,586
Dividend income	22,793	12,033	6,153	3,601	3,435
Other income	14,762	8,336	4,444	—	72

Total investment income	100,481	79,402	40,681	16,869	8,093

Interest and credit facility expenses	(6,161)	(6,318)	(1,903)	(642)	—
Investment advisory expense	(26,705)	(20,199)	(11,226)	(3,868)	(1,808)
Other expenses	(8,452)	(7,772)	(4,421)	(3,801)	(3,874)

Total expenses	(41,318)	(34,289)	(17,550)	(8,311)	(5,682)

Net investment income	59,163	45,113	23,131	8,558	2,411

Realized and unrealized gains (losses)	(24,059)	(17,522)	(6,403)	4,338	6,340

Net increase in net assets from operations	$35,104	$27,591	$16,728	$12,896	$8,751

Per Share Data:
Net increase in net assets from operations(1)	$1.11	$1.17	$1.06	$1.83	$1.24
Distributions declared per share	$(1.62)	$(1.59)	$(1.54)	$(1.12)	$(0.38)
Average weighted shares outstanding for the period	31,559,905	23,626,642	15,724,095	7,056,846	7,055,100
Assets and Liabilities Data:
Investments	$547,168	$497,530	$328,222	$133,969	$55,030
Other assets	119,857	44,248	48,280	4,511	48,879

Total assets	667,025	541,778	376,502	138,480	103,909

Amount drawn on credit facility	124,800	91,167	—	28,500	—
Amount owed to related parties	6,713	6,641	4,838	745	77
Other liabilities	2,916	14,347	71,616	965	865

Total liabilities	134,429	112,155	76,454	30,210	942

Net assets	$532,596	$429,623	$300,048	$108,270	102,967

Investment Activity Data:
No. of portfolio companies at period end	30	29 (2)	24 (2)	15	6
Acquisitions	$98,305	$311,947	$167,255	$83,625	$79,018
Sales, repayments, and other disposals	$27,007	$127,212	$38,407	$9,954	$32,083
Weighted-Average Yield at end of period(3)	13.7%	15.5%	17.1%	17.0%	21.3%

(1)	Per share data is based on average weighted shares for the period.

(2)	Includes a net profits interest in Charlevoix Energy Trading LLC (“Charlevoix”), remaining after loan was paid.

(3)	Includes dividends from certain equity investments.

SELECTED FINANCIAL DATA OF PATRIOT

You should read this selected consolidated financial data in conjunction with the section entitled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Patriot” and the consolidated financial statements and notes thereto of Patriot included elsewhere in this document. The selected consolidated financial data at and for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been derived from Patriot’s audited financial statements. The selected consolidated financial data at and for the six months ended June 30, 2009 and 2008 have been derived from unaudited financial data, but in the opinion of Patriot’s management, reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results for such interim periods. Interim results at and for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009. Certain reclassifications have been made to the prior period financial information to conform to the current period presentation.

	For the Six Months Ended
	June 30,			Year Ended December 31,
	2009	2008		2008	2007	2006	2005	2004

Income Statement Data:
Investment Income:
Interest income	$16,128,632		$21,123,051	$40,140,087	$37,147,275	$25,387,709	$13,035,673	$4,616,665
Fees	454,698		355,784	1,409,613	1,280,361	270,176	366,830	241,870
Other investment income	8,804		420,269	749,704	534,901	848,449	46,839	—

Total Investment Income	16,592,134		21,899,104	42,299,404	38,962,537	26,506,334	13,449,342	4,858,535

Expenses:
Compensation expense	1,759,961		2,605,499	3,973,030	5,410,075	3,877,525	2,481,761	1,326,576
Consulting fees(1)	—		—	—	—	—	554,796	1,000,000
Interest expense(2)	4,363,807		3,984,753	8,158,473	7,421,596	4,332,582	3,517,989	1,504,998
Professional fees	1,346,626		670,731	1,635,519	887,021	1,045,613	730,550	192,938
Prepayment penalty(3)	—		—	—	—	—	3,395,335	—
General and administrative expense	1,501,394		1,433,523	2,807,113	2,498,724	2,229,970	1,041,030	227,208

Total Expenses	8,971,788		8,694,506	16,574,135	16,217,416	11,485,690	11,721,461	4,251,720

Net investment income	7,620,346		13,204,598	25,725,269	22,745,121	15,020,644	1,727,881	606,815
Net realized gain (loss) on investments	(12,013,473)		(433,767)	(882,588)	91,601	(3,262,966)	—	—
Net unrealized appreciation (depreciation) on investments	(16,870,174)		(13,219,509)	(39,992,921)	(3,637,706)	3,817,931	(2,965,175)	(876,021)
Net unrealized gain (loss) on interest rate swaps	861,737		216,783	(2,335,019)	(775,326)	12,961	—	—

Net income (loss)	$(20,401,564)		$(231,895)	$(17,485,259)	$18,423,690	$15,588,570	$(1,237,294)	$(269,206)

Earnings (loss) per share, basic	$(0.97)		$(0.01)	$(0.84)	$0.99	$1.10	$(0.17)	$(0.07)
Earnings (loss) per share, diluted	$(0.97)		$(0.01)	$(0.84)	$0.98	$1.10	$(0.17)	$(0.07)
Weighted average shares outstanding, basic	20,940,294		20,671,896	20,713,540	18,670,904	14,145,200	7,253,632	3,847,902
Weighted average shares outstanding, diluted	20,940,294		20,671,896	20,713,540	18,830,213	14,237,952	7,253,632	3,847,902
Balance Sheet Data:
Total investments		$
	$283,929,237		322,410,700	$322,370,748	$384,725,753	$257,812,235	$138,302,852	$65,766,667
Total assets	302,540,169		335,098,619	354,262,646	398,378,808	271,086,364	151,007,186	72,201,700
Total debt outstanding	137,365,363		116,100,000	162,600,000	164,900,000	98,380,000	21,650,000	42,645,458
Stockholder’s equity	160,495,644		208,621,626	180,117,170	221,597,684	164,108,629	127,152,365	27,311,918
Net asset value per common share	$7.66		$10.08	$8.65	$10.73	$10.37	$10.48	$7.10
Other Data:
Weighted average yield on debt investments(4)	10.7%		12.3%	12.1%	12.4%	13.4%	13.5%	12.6%
Number of portfolio companies	33		32	35	36	26	15	9
Number of employees	11		14	13	14	11	9	6

(1)	On July 27, 2005, Patriot terminated the consulting agreements pursuant to which these fees were incurred.

(2)	Patriot’s capital structure at December 31, 2004 reflected a higher percentage of leverage than it is permitted to incur as a business development company. Patriot used a portion of the net proceeds it received from its initial public offering to repay all of its outstanding indebtedness, including the $3.4 million prepayment penalty, at the time of its initial public offering. Patriot is generally only allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing.

(3)	The prepayment penalty was incurred in connection with the repayment in full and termination of our $120.0 million financing agreement.

(4)	Computed using actual interest income earned for the fiscal year, including amortization of deferred financing fees and original issue discount, divided by the weighted average fair value of debt investments.

UNAUDITED SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following tables set forth unaudited pro forma condensed consolidated financial data for Prospect and Patriot as a consolidated entity, giving effect to the merger as if it had occurred on the dates indicated and after giving effect to certain transactions that occurred subsequent to June 30, 2009. The unaudited pro forma condensed consolidated operating data are presented as if the merger had been completed on July 1, 2008. The unaudited pro forma condensed consolidated balance sheet data at June 30, 2009 is presented as if the merger had occurred as of that date. In the opinion of management, all adjustments necessary to reflect the effect of these transactions have been made. The merger will be accounted for under the acquisition method of accounting as provided by Statement of Financial Accounting Standard No. 141(R), “Business Combinations.”

The unaudited pro forma condensed consolidated financial data should be read together with the respective historical audited and unaudited consolidated financial statements and financial statement notes of Patriot and Prospect in this document. The unaudited pro forma condensed consolidated financial data are presented for comparative purposes only and do not necessarily indicate what the future operating results or financial position of Prospect will be following completion of the merger. The unaudited pro forma condensed consolidated financial data does not include adjustments to reflect any cost savings or other operational efficiencies that may be realized as a result of the merger of Patriot and Prospect or any future merger related restructuring or integration expenses.

For the
Year Ended
June 30, 2009
(In thousands except data
relating to earnings per share)

Performance Data:
Interest and dividend income	$120,865
Fee income	1,508
Other income	15,100

Total investment income	137,473

Interest expense	(7,947)
Base management and income incentive fees	(38,024)
General and administrative expenses	(14,368)

Total expenses	(60,339)

Net investment income	77,134

Realized and unrealized gains (losses)	(81,855)

Net income	$(4,721)

Per Share Data:
Earnings per share	$(0.09)
Average weighted shares outstanding for the period	54,348

At June 30, 2009

Assets and Liabilities Data:
Investment securities	$743,491
Cash	69,979
Other assets	13,512

Total assets	826,982

Borrowings	111,959
Other liabilities	15,235

Total liabilities	127,194

Net assets	$699,788

UNAUDITED PRO FORMA PER SHARE DATA

The following selected unaudited pro forma per share information for the year ended June 30, 2009 reflects the merger and related transactions as if they had occurred on July 1, 2008. The unaudited pro forma combined net asset value per common share outstanding reflects the merger and related transactions as if they had occurred on June 30, 2009 and certain other transactions that occurred subsequent to June 30, 2009.

Such unaudited pro forma combined per share information is based on the historical financial statements of Prospect and Patriot and on publicly available information and certain assumptions and adjustments as discussed in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements.” This unaudited pro forma combined per share information is provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of Prospect or Patriot would have been had the merger and related transactions been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position. The following should be read in connection with the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” and other information included in or incorporated by reference into this document.

	Comparative Per Share Data
				Per
			Pro Forma	Equivalent
	Prospect	Patriot	Combined–Prospect	Patriot Share(3)

Year ended June 30, 2009:
Income from continuing operations per share	$1.11	$(1.81)	$(0.09)	$(0.04)
Distributions per share declared to date(1)	$1.6175	$0.58	$1.6175	$0.65
Net asset value per share(2)	$12.40	$7.66	$11.06	$4.42
Average weighted shares outstanding for the period (in thousands)	31,560	20,847	54,348

(1)	The historical distributions declared per share for Prospect and Patriot is computed by dividing the distributions declared for the year ended June 30, 2009 by their respective historical weighted average shares outstanding. The pro forma combined distributions declared is the distributions per share as declared by Prospect.

(2)	The historical net asset value per share for Prospect and Patriot as of June 30, 2009 are as previously reported by the companies. The pro forma combined net asset value per share as of June 30, 2009 is computed by dividing the pro forma combined net assets by the pro forma combined number of shares outstanding. In addition, the pro forma combined net asset value per share as of June 30, 2009 reflects the write down of the fair value of Patriot’s investments at June 30, 2009 to Prospect’s determination of the fair value of these investments, Prospect, in conjunction with an independent valuation agent, has determined that a fair value of Patriot’s investments at June 30, 2009 that approximates the total purchase price to be paid by Prospect to acquire Patriot in connection with the proposed merger transaction, which is approximately $69.6 million lower than the fair value of those investments as previously determined by Patriot, is appropriate.

(3)	The Patriot equivalent pro forma per share amount is calculated by multiplying the combined pro forma share amounts by the common stock exchange ratio of 0.3992.

RISK FACTORS

Investing in our Securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before you decide whether to make an investment in our Securities. The risks set forth below are not the only risks we face. If any of the adverse events or conditions described below occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our NAV, and the trading price of our common stock could decline, or the value of our preferred stock, debt securities, warrants may decline, and you may lose all or part of your investment.

Risks Relating To Our Business

Our financial condition and results of operations will depend on our ability to manage our future growth effectively.

Prospect Capital Management has been registered as an investment adviser since March 31, 2004, and we have been organized as a closed-end investment company since April 13, 2004. As such, each entity is subject to the business risks and uncertainties associated with any young business enterprise, including the limited experience in managing or operating a business development company under the 1940 Act. Our ability to achieve our investment objective depends on our ability to grow, which depends, in turn, on our Investment Adviser’s ability to continue to identify, analyze, invest in and monitor companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of our Investment Adviser’s structuring of investments, its ability to provide competent, attentive and efficient services to us and our access to financing on acceptable terms. As we continue to grow, Prospect Capital Management will need to continue to hire, train, supervise and manage new employees. Failure to manage our future growth effectively could have a materially adverse effect on our business, financial condition and results of operations.

We are dependent upon Prospect Capital Management’s key management personnel for our future success.

We depend on the diligence, skill and network of business contacts of the senior management of our Investment Adviser. We also depend, to a significant extent, on our Investment Adviser’s access to the investment professionals and the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. The senior management team of the Investment Adviser evaluates, negotiates, structures, closes, monitors and services our investments. Our success depends to a significant extent on the continued service of the senior management team, particularly John F. Barry III and M. Grier Eliasek. The departure of any of the senior management team could have a materially adverse effect on our ability to achieve our investment objective. In addition, we can offer no assurance that Prospect Capital Management will remain our investment adviser or that we will continue to have access to its investment professionals or its information and deal flow.

We are a relatively new company with limited operating history.

We were incorporated in April 2004 and have conducted investment operations since July 2004. We are subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that we may not fully achieve our investment objective or be able to obtain sufficient debt financing for our portfolio and that the value of your investment in us could decline substantially or fall to zero. Dividends that we pay prior to being fully invested may be substantially lower than the dividends that we expect to pay when our portfolio is fully invested and levered. If we do not realize yields in excess of our expenses, we may incur operating losses and the market price of our shares may decline.

We operate in a highly competitive market for investment opportunities.

A large number of entities compete with us to make the types of investments that we make in target companies. We compete with other business development companies, public and private funds, commercial and investment banks and commercial financing companies. Additionally, because competition for investment opportunities generally has increased among alternative investment vehicles, such as hedge funds, those entities have begun to invest in areas they have not traditionally invested in, including investments in middle-market companies. As a result of these new entrants, competition for investment opportunities at middle-market companies has intensified, a trend we expect to continue.

Many of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more or fuller relationships with borrowers and sponsors than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company. We cannot assure you that the competitive pressures we face will not have a materially adverse effect on our business, financial condition and results of operations. Also, as a result of existing and increasing competition and our competitors ability to provide a total package solution, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective.

We do not seek to compete primarily based on the interest rates that we offer, and we believe that some of our competitors make loans with interest rates that are comparable to or lower than the rates we offer. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we match our competitors’ pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss.

Most of our portfolio investments are recorded at fair value as determined in good faith by our Board of Directors and, as a result, there is uncertainty as to the value of our portfolio investments.

A large percentage of our portfolio investments consist of securities of privately held companies. Hence, market quotations are generally not readily available for determining the fair values of such investments. The determination of fair value, and thus the amount of unrealized losses we may incur in any year, is to a degree subjective, and the Investment Adviser has a conflict of interest in making the determination. We value these securities quarterly at fair value as determined in good faith by our Board of Directors based on input from our Investment Adviser, a third party independent valuation firm and our audit committee. Our Board of Directors utilizes the services of an independent valuation firm to aid it in determining the fair value of any securities. The types of factors that may be considered in determining the fair values of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow, current market interest rates and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value by our Board of Directors may differ materially from the values that would have been used if an active market and market quotations existed for these investments. Our net asset value could be adversely affected if the determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

Senior securities, including debt, expose us to additional risks, including the typical risks associated with leverage.

We currently use our revolving credit facility to leverage our portfolio and we expect in the future to borrow from and issue senior debt securities to banks and other lenders and may securitize certain of our portfolio investments.

With certain limited exceptions, as a BDC we are only allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, is at least 200% after such borrowing. The amount of leverage that we employ will depend on our Investment Adviser’s and our Board of Directors’ assessment of market conditions and other factors at the time of any proposed borrowing. There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for stockholders, including:

•	A likelihood of greater volatility in the net asset value and market price of our common stock;

•	Diminished operating flexibility as a result of asset coverage or investment portfolio composition requirements required by lenders or investors that are more stringent than those imposed by the 1940 Act;

•	The possibility that investments will have to be liquidated at less than full value or at inopportune times to comply with debt covenants or to pay interest or dividends on the leverage;

•	Increased operating expenses due to the cost of leverage, including issuance and servicing costs;

•	Convertible or exchangeable securities issued in the future may have rights, preferences and privileges more favorable than those of our common stock; and

•	Subordination to lenders’ superior claims on our assets as a result of which lenders will be able to receive proceeds available in the case of our liquidation before any proceeds are distributed to our stockholders.

For example, the amount we may borrow under our revolving credit facility is determined, in part, by the fair value of our investments. If the fair value of our investments declines, we may be forced to sell investments at a loss to maintain compliance with our borrowing limits. Other debt facilities we may enter into in the future may contain similar provisions. Any such forced sales would reduce our net asset value and also make it difficult for the net asset value to recover.

Our Investment Adviser and our Board of Directors in their best judgment nevertheless may determine to use leverage if they expect that the benefits to our stockholders of maintaining the leveraged position will outweigh the risks.

Changes in interest rates may affect our cost of capital and net investment income.

A significant portion of the debt investments we make bears interest at fixed rates and the value of these investments could be negatively affected by increases in market interest rates. In addition, as the interest rate on our revolving credit facility is at a variable rate based on an index, an increase in interest rates would make it more expensive to use debt to finance our investments. As a result, a significant increase in market interest rates could both reduce the value of our portfolio investments and increase our cost of capital, which would reduce our net investment income.

We need to raise additional capital to grow because we must distribute most of our income.

We need additional capital to fund growth in our investments. A reduction in the availability of new capital could limit our ability to grow. We must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to our shareholders to maintain our RIC status. As a result, such earnings are not available to fund investment originations. We have sought additional capital by borrowing from financial institutions and may issue debt securities or additional equity securities. If we fail to obtain funds from such sources or from other sources to fund our investments, we could be limited in our ability to grow, which may have an adverse effect on the value of our common stock. In addition, as a business development company, we are generally required to maintain a ratio of total assets to total borrowings of at least 200%, which may restrict our ability to borrow in certain circumstances.

The lack of liquidity in our investments may adversely affect our business.

We generally make investments in private companies. Substantially all of these securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. In addition, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or our Investment Adviser has material non-public information regarding such portfolio company.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest or dividend rates payable on the debt or equity securities we hold, the default rate on debt securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets, the seasonality of the energy industry, weather patterns, changes in energy prices and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Our most recent net asset value was calculated on June 30, 2009 and our NAV when calculated effective September 30, 2009 may be higher or lower.

Our most recently estimated NAV per share is $11.22 on an as adjusted basis solely to give effect to our payment of the July dividend recorded on ex-dividend date of July 6, 2009 and issuance of common shares on July 20, 2009 in connection with our dividend reinvestment plan, and issuances on July 7, 2009, August 20, 2009 and September 24, 2009 in an in underwritten common and two unregistered direct common stock offerings, respectively, versus $12.40 determined by us as of June 30, 2009. NAV as of September 30, 2009 may be higher or lower than $11.22 based on potential changes in valuations. Our Board of Directors has not yet determined the fair value of portfolio investments subsequent to June 30, 2009. Our Board of Directors determines the fair value of our portfolio investments on a quarterly basis in connection with the preparation of quarterly financial statements and based on input from an independent valuation firm, our Investment Advisor and the audit committee of our Board of Directors.

Potential conflicts of interest could impact our investment returns.

Our executive officers and directors, and the executive officers of our Investment Adviser, Prospect Capital Management, may serve as officers, directors or principals of entities that operate in the same or related lines of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in our best interests or those of our stockholders. Nevertheless, it is possible that new investment opportunities that meet our investment objective may come to the attention of one of these entities in connection with another investment advisory client or program, and, if so, such opportunity might not be offered, or otherwise made available, to us. However, as an investment adviser, Prospect Capital Management has a fiduciary obligation to act in the best interests of its clients, including us. To that end, if Prospect Capital Management or its affiliates manage any additional investment vehicles or client accounts in the future, Prospect Capital Management will endeavor to allocate investment opportunities in a fair and equitable manner over time so as not to discriminate unfairly against any client. If Prospect Capital Management chooses to establish another investment fund in the future, when the investment professionals of Prospect Capital Management identify an investment, they will have to choose which investment fund should make the investment.

In the course of our investing activities, under the Investment Advisory Agreement we pay base management and incentive fees to Prospect Capital Management, and reimburse Prospect Capital Management for certain expenses it incurs. As a result of the Investment Advisory Agreement, there may be times when the senior management team of Prospect Capital Management has interests that differ from those of our stockholders, giving rise to a conflict.

Prospect Capital Management receives a quarterly income incentive fee based, in part, on our pre-incentive fee net investment income, if any, for the immediately preceding calendar quarter. This income incentive fee is subject to a fixed quarterly hurdle rate before providing an income incentive fee return to the Investment Adviser. This fixed hurdle rate was determined when then current interest rates were relatively low on a historical basis. Thus, if interest rates rise, it would become easier for our investment income to exceed the hurdle rate and, as a result, more likely that our Investment Adviser will receive an income incentive fee than if interest rates on our investments remained constant or decreased. Subject to the receipt of any requisite stockholder approval under the 1940 Act, our Board of Directors may adjust the hurdle rate by amending the Investment Advisory Agreement.

The income incentive fee payable by us is computed and paid on income that may include interest that has been accrued but not yet received in cash. If a portfolio company defaults on a loan that has a deferred interest feature, it is possible that interest accrued under such loan that has previously been included in the calculation of the income incentive fee will become uncollectible. If this happens, our Investment Adviser is not required to reimburse us for any such income incentive fee payments. If we do not have sufficient liquid assets to pay this incentive fee or distributions to stockholders on such accrued income, we may be required to liquidate assets in order to do so. This fee structure could give rise to a conflict of interest for our Investment

Adviser to the extent that it may encourage the Investment Adviser to favor debt financings that provide for deferred interest, rather than current cash payments of interest.

We have entered into a royalty-free license agreement with Prospect Capital Management. Under this agreement, Prospect Capital Management agrees to grant us a non-exclusive license to use the name “Prospect Capital.” Under the license agreement, we have the right to use the “Prospect Capital” name for so long as Prospect Capital Management or one of its affiliates remains our Investment Adviser. In addition, we rent office space from Prospect Administration, an affiliate of Prospect Capital Management, and pay Prospect Administration our allocable portion of overhead and other expenses incurred by Prospect Administration in performing its obligations as Administrator under the Administration Agreement, including rent and our allocable portion of the costs of our chief financial officer and chief compliance officer and their respective staffs. This may create conflicts of interest that our Board of Directors monitors.

Our incentive fee could induce Prospect Capital Management to make speculative investments.

The incentive fee payable by us to Prospect Capital Management may create an incentive for our Investment Adviser to make investments on our behalf that are more speculative or involve more risk than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable is determined (calculated as a percentage of the return on invested capital) may encourage the Investment Adviser to use leverage to increase the return on our investments. Increased use of leverage and this increased risk of replacement of that leverage at maturity, would increase the likelihood of default, which would disfavor holders of our common stock. Similarly, because the Investment Adviser will receive an incentive fee based, in part, upon net capital gains realized on our investments, the Investment Adviser may invest more than would otherwise be appropriate in companies whose securities are likely to yield capital gains, as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

The incentive fee payable by us to Prospect Capital Management could create an incentive for our Investment Adviser to invest on our behalf in instruments, such as zero coupon bonds, that have a deferred interest feature. Under these investments, we would accrue interest income over the life of the investment but would not receive payments in cash on the investment until the end of the term. Our net investment income used to calculate the income incentive fee, however, includes accrued interest. For example, accrued interest, if any, on our investments in zero coupon bonds will be included in the calculation of our incentive fee, even though we will not receive any cash interest payments in respect of payment on the bond until its maturity date. Thus, a portion of this incentive fee would be based on income that we may not have yet received in cash in the event of default may never receive.

Changes in laws or regulations governing our operations may adversely affect our business.

We and our portfolio companies are subject to regulation by laws at the local, state and U.S. Federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, changes in these laws or regulations could have a materially adverse effect on our business. For additional information regarding the regulations we are subject to, see “Regulation.”

Recent developments may increase the risks associated with our business and an investment in us.

The U.S. financial markets have been experiencing a high level of volatility, disruption and distress, which was exacerbated by the failure of several major financial institutions in the last few months of 2008. In addition, the U.S. economy has entered a recession, which is likely to be severe and prolonged. Similar conditions have occurred in the financial markets and economies of numerous other countries and could worsen, both in the U.S. and globally. These conditions have raised the level of many of the risks described in this report and could have an adverse effect on our portfolio companies as well as on our business, financial condition, results of operations, dividend payments, credit facility, access to capital, valuation of our assets, NAV and our stock price.

Risks Relating To Our Operation As A Business Development Company

Our Investment Adviser and its senior management team have limited experience managing a business development company under the 1940 Act.

The 1940 Act imposes numerous constraints on the operations of business development companies. For example, business development companies are, with narrow exceptions, required to invest at least 70% of their total assets in securities of certain privately held, thinly traded or distressed U.S. companies, cash, cash equivalents, U.S. government securities and other high quality debt investments that mature in one year or less. Our Investment Adviser’s and its senior management team’s limited experience in managing a portfolio of assets under such constraints may hinder their ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective. In addition, our investment strategies differ in some ways from those of other investment funds that have been managed in the past by the investment professionals.

A failure on our part to maintain our status as a business development company would significantly reduce our operating flexibility.

If we do not continue to qualify as a business development company, we might be regulated as a registered closed-end investment company under the 1940 Act; our failure to qualify as a BDC would make us subject to additional regulatory requirements, which may significantly decrease our operating flexibility by limiting our ability to employ leverage.

If we fail to qualify as a RIC, we will have to pay corporate-level taxes on our income, and our income available for distribution would be reduced.

To maintain our qualification for federal income tax purposes as a RIC under Subchapter M of the Code, and obtain RIC tax treatment, we must meet certain source of income, asset diversification and annual distribution requirements.

The source of income requirement is satisfied if we derive at least 90% of our annual gross income from interest, dividends, payments with respect to certain securities loans, gains from the sale or other disposition of securities or options thereon or foreign currencies, or other income derived with respect to our business of investing in such securities or currencies, and net income from interests in “qualified publicly traded partnerships,” as defined in the Code.

The annual distribution requirement for a RIC is satisfied if we distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to our stockholders on an annual basis. Because we use debt financing, we are subject to certain asset coverage ratio requirements under the 1940 Act and financial covenants that could, under certain circumstances, restrict us from making distributions necessary to qualify for RIC tax treatment. If we are unable to obtain cash from other sources, we may fail to qualify for RIC tax treatment and, thus, may be subject to corporate-level income tax.

To maintain our qualification as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments are in private companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses.

If we fail to qualify as a RIC for any reason or become subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the actual amount of our distributions. Such a failure would have a materially adverse effect on us and our stockholders. For additional information regarding asset coverage ratio and RIC requirements, see “Regulation — Senior Securities” and “Material U.S. Federal Income Tax Considerations”.

Regulations governing our operation as a business development company affect our ability to raise, and the way in which we raise, additional capital.

We have incurred indebtedness under our revolving credit facility and, in the future, may issue preferred stock and/or borrow additional money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted, as a BDC, to incur indebtedness or issue senior securities only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test, which would prohibit us from paying dividends and could prohibit us from qualifying as a RIC. If we cannot satisfy this test, we may be required to sell a portion of our investments or sell additional shares of common stock at a time when such sales may be disadvantageous in order to repay a portion of our indebtedness. In addition, issuance of additional common stock could dilute the percentage ownership of our current stockholders in us.

As a BDC regulated under provisions of the 1940 Act, we are not generally able to issue and sell our common stock at a price below the current net asset value per share. If our common stock trades at a discount to net asset value, this restriction could adversely affect our ability to raise capital. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value of our common stock in certain circumstances, including if (1) the holders of a majority of our shares (or, if less, at least 67% of a quorum consisting of a majority of our shares) and a similar majority of the holders of our shares who are not affiliated persons of us approve the sale of our common stock at a price that is less than the current net asset value, and (2) a majority of our Directors who have no financial interest in the transaction and a majority of our independent Directors (a) determine that such sale is in our and our stockholders’ best interests and (b) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares, or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount. At our annual meeting of stockholders held February 12, 2009, we obtained such approval from our shareholders. See “If we sell common stock at a discount to our net asset value per share, stockholders who do not participate in such sale will experience immediate dilution in an amount that may be material” discussed below.

To generate cash for funding new investments, we pledged a substantial portion of our portfolio investments under our revolving credit facility. These assets are not available to secure other sources of funding or for securitization. Our ability to obtain additional secured or unsecured financing on attractive terms in the future is uncertain.

Alternatively, we may securitize our future loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary and contribute a pool of loans to such subsidiary. This could include the sale of interests in the loans by the subsidiary on a non-recourse basis to purchasers who we would expect to be willing to accept a lower interest rate to invest in investment grade loan pools. We would retain a portion of the equity in the securitized pool of loans. An inability to successfully securitize our loan portfolio could limit our ability to grow our business and fully execute our business strategy, and could decrease our earnings, if any. Moreover, the successful securitization of our loan portfolio exposes us to a risk of loss for the equity we retain in the securitized pool of loans and might expose us to losses because the residual loans in which we do not sell interests may tend to be those that are riskier and more likely to generate losses. A successful securitization may also impose financial and operating covenants that restrict our business activities and may include limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC under Subchapter M of the Code. The 1940 Act may also impose restrictions on the structure of any securitizations.

Our common stock may trade at a discount to our net asset value per share.

Common stock of BDCs, like that of closed-end investment companies, frequently trades at a discount to current net asset value. Recently, our common stock has traded at a discount to our net asset value, adversely affecting our ability to raise capital. The risk that our common stock may continue to trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline.

If we sell common stock at a discount to our net asset value per share, stockholders who do not participate in such sale will experience immediate dilution in an amount that may be material.

At our annual meeting of stockholders held on February 12, 2009, our stockholders approved our ability to sell an unlimited number of shares of our common stock at any level of discount from net asset value per share during the 12 month period following such approval in accordance with the exception described above in “— Regulations governing our operation as a business development company affect our ability to raise, and the way in which we raise, additional capital.” The issuance or sale by us of shares of our common stock at a discount to net asset value poses a risk of dilution to our stockholders. In particular, stockholders who do not purchase additional shares at or below the discounted price in proportion to their current ownership will experience an immediate decrease in net asset value per share (as well as in the aggregate net asset value of their shares if they do not participate at all).

These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we experience in our assets, potential earning power and voting interests from such issuance or sale. They may also experience a reduction in the market price of our common stock. For additional information and hypothetical examples of these risks, see “Sales of Common Stock Below Net Asset Value” and the prospectus supplement pursuant to which such sale is made.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. Federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as original issue discount, which may arise if we receive warrants in connection with the making of a loan or possibly in other circumstances, or payment-in-kind interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such original issue discount, which could be significant relative to our overall investment activities, or increases in loan balances as a result of payment-in-kind arrangements, are included in our taxable income before we receive any corresponding cash payments. We also may be required to include in taxable income certain other amounts that we do not receive in cash. While we focus primarily on investments that will generate a current cash return, our investment portfolio currently includes, and we may continue to invest in, securities that do not pay some or all of their return in periodic current cash distributions.

The income incentive fee payable by us is computed and paid on income that may include interest that has been accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the income incentive fee will become uncollectible.

Since in some cases we may recognize taxable income before or without receiving cash representing such income, we may have difficulty meeting the tax requirement to distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to maintain RIC tax treatment. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify for RIC treatment and thus become subject to corporate-level income tax. See “Regulation — Senior Securities” and “Material U.S. Federal Income Tax Considerations”.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our independent directors. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any security or other property from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits “joint” transactions with an affiliate, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors. We are prohibited from buying or selling any security or other property from or to our Investment Adviser and its affiliates and persons with whom we are in a control relationship, or entering into joint transactions with any such person, absent the prior approval of the SEC.

Risks Relating To Our Investments

We may not realize gains or income from our investments.

We seek to generate both current income and capital appreciation. However, the securities we invest in may not appreciate and, in fact, may decline in value, and the issuers of debt securities we invest in may default on interest and/or principal payments. Accordingly, we may not be able to realize gains from our investments, and any gains that we do realize may not be sufficient to offset any losses we experience. See “Business — Our Investment Objective and Policies”.

Our portfolio is concentrated in a limited number of portfolio companies in the energy industry, which subject us to a risk of significant loss if any of these companies defaults on its obligations under any of the securities that we hold or if the energy industry experiences a downturn.

As of June 30, 2009, we had invested in a number of companies in the energy and energy related industries. A consequence of this lack of diversification is that the aggregate returns we realize may be significantly and adversely affected if a small number of such investments perform poorly or if we need to write down the value of any one investment. Beyond our income tax diversification requirements, we do not have fixed guidelines for diversification, and our investments are concentrated in relatively few portfolio companies. In addition, to date we have concentrated on making investments in the energy industry. While we expect to be less focused on the energy and energy related industries in the future, we anticipate that we will continue to have significant holdings in the energy and energy related industries. As a result, a downturn in the energy industry could materially and adversely affect us.

The energy industry is subject to many risks.

We have a significant concentration in the energy industry. Our definition of energy, as used in the context of the energy industry, is broad, and different sectors in the energy industry may be subject to variable risks and economic pressures. As a result, it is difficult to anticipate the impact of changing economic and political conditions on our portfolio companies and, as a result, our financial results. The revenues, income (or losses) and valuations of energy companies can fluctuate suddenly and dramatically due to any one or more of the following factors:

•	Commodity Pricing Risk. Energy companies in general are directly affected by energy commodity prices, such as the market prices of crude oil, natural gas and wholesale electricity, especially for those that own the underlying energy commodity. In addition, the volatility of commodity prices can affect other energy companies due to the impact of prices on the volume of commodities transported, processed, stored or distributed and on the cost of fuel for power generation companies. The volatility of commodity prices can also affect energy companies’ ability to access the capital markets in light of market perception that their performance may be directly tied to commodity prices. Historically, energy commodity prices have been cyclical and exhibited significant volatility. Although we generally prefer risk controls, including appropriate commodity and other hedges, by certain of our portfolio companies, if available, some of our portfolio companies may not engage in hedging transactions to minimize their exposure to commodity price risk. For those companies that engage in such hedging transactions, they remain subject to market risks, including market liquidity and counterparty creditworthiness. In addition, such companies may also still have exposure to market prices if such companies do not produce volumes or other contractual obligations in accordance with such hedging contracts.

•	Regulatory Risk. The profitability of energy companies could be adversely affected by changes in the regulatory environment. The businesses of energy companies are heavily regulated by federal, state and local governments in diverse ways, such as the way in which energy assets are constructed, maintained and operated and the prices energy companies may charge for their products and services. Such regulation can change over time in scope and intensity. For example, a particular by-product of an energy process may be declared hazardous by a regulatory agency, which can unexpectedly increase production costs. Moreover, many state and federal environmental laws provide for civil penalties as well as regulatory remediation, thus adding to the potential liability an energy company may face. In addition, the deregulation of energy markets and the unresolved regulatory issues related to some power markets such as California create uncertainty in the regulatory environment as rules and regulations may be adopted on a transitional basis. We cannot assure you that the deregulation of energy markets will continue and if it continues, whether its impact on energy companies’ profitability will be positive.

•	Production Risk. The profitability of energy companies may be materially impacted by the volume of crude oil, natural gas or other energy commodities available for transporting, processing, storing, distributing or power generation. A significant decrease in the production of natural gas, crude oil, coal or other energy commodities, due to the decline of production from existing facilities, import supply disruption, depressed commodity prices, political events, OPEC actions or otherwise, could reduce revenue and operating income or increase operating costs of energy companies and, therefore, their ability to pay debt or dividends.

•	Demand Risk. A sustained decline in demand for crude oil, natural gas, refined petroleum products and electricity could materially affect revenues and cash flows of energy companies. Factors that could lead to a decrease in market demand include a recession or other adverse economic conditions, an increase in the market price of the underlying commodity, higher taxes or other regulatory actions that increase costs, or a shift in consumer demand for such products.

•	Depletion and Exploration Risk. A portion of any one energy company’s assets may be dedicated to natural gas, crude oil and/or coal reserves and other commodities that naturally deplete over time. Depletion could have a materially adverse impact on such company’s ability to maintain its revenue. Further, estimates of energy reserves may not be accurate and, even if accurate, reserves may not be fully utilized at reasonable costs. Exploration of energy resources, especially of oil and gas, is inherently risky and requires large amounts of capital.

•	Weather Risk. Unseasonable extreme weather patterns could result in significant volatility in demand for energy and power. In addition, hurricanes, storms, tornados, floods, rain, and other significant weather events could disrupt supply and other operations at our portfolio companies as well as customers or suppliers to such companies. This volatility may create fluctuations in earnings of energy companies.

•	Operational Risk. Energy companies are subject to various operational risks, such as failed drilling or well development, unscheduled outages, underestimated cost projections, unanticipated operation and maintenance expenses, failure to obtain the necessary permits to operate and failure of third-party contractors (for example, energy producers and shippers) to perform their contractual obligations. In addition, energy companies employ a variety of means of increasing cash flow, including increasing utilization of existing facilities, expanding operations through new construction, expanding operations through acquisitions, or securing additional long-term contracts. Thus, some energy companies may be subject to construction risk, acquisition risk or other risk factors arising from their specific business strategies.

•	Competition Risk. The progress in deregulating energy markets has created more competition in the energy industry. This competition is reflected in risks associated with marketing and selling energy in the evolving energy market and a competitor’s development of a lower-cost energy or power source, or of a lower cost means of operations, and other risks arising from competition.

•	Valuation Risk. Since mid-2001, excess power generation capacity in certain regions of the United States has caused substantial decreases in the market capitalization of many energy companies. While such prices have recovered to some extent, we can offer no assurance that such decreases in market capitalization will not recur, or that any future decreases in energy company valuations will be insubstantial or temporary in nature.

•	Terrorism Risk. Since the September 11th attacks, the United States government has issued public warnings indicating that energy assets, specifically those related to pipeline infrastructure, production facilities and transmission and distribution facilities, might be specific targets of terrorist activity. The continued threat of terrorism and related military activity will likely increase volatility for prices of natural gas and oil and could affect the market for products and services of energy companies. In addition, any future terrorist attack or armed conflict in the United States or elsewhere may undermine economic conditions in the United States in general.

•	Financing Risk. Some of our portfolio companies rely on the capital markets to raise money to pay their existing obligations. Their ability to access the capital markets on attractive terms or at all may be affected by any of the risks associated with energy companies described above, by general economic and market conditions or by other factors. This may in turn affect their ability to satisfy their obligations with us.

Our investments in prospective portfolio companies may be risky and we could lose all or part of our investment.

Some of our portfolio companies have relatively short or no operating histories. These companies are and will be subject to all of the business risk and uncertainties associated with any new business enterprise, including the risk that these companies may not reach their investment objective and the value of our investment in them may decline substantially or fall to zero.

In addition, investment in the middle market companies that we are targeting involves a number of other significant risks, including:

•	these companies may have limited financial resources and may be unable to meet their obligations under their securities that we hold, which may be accompanied by a deterioration in the value of their securities or of any collateral with respect to any securities and a reduction in the likelihood of our realizing on any guarantees we may have obtained in connection with our investment;

•	they may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•	because many of these companies are privately held companies, public information is generally not available about these companies. As a result, we will depend on the ability of our Investment Adviser to obtain adequate information to evaluate these companies in making investment decisions. If our Investment Adviser is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and we may lose money on our investments;

•	they are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a materially adverse impact on our portfolio company and, in turn, on us;

•	they may have less predictable operating results, may from time to time be parties to litigation, may be engaged in changing businesses with products subject to a risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and

•	they may have difficulty accessing the capital markets to meet future capital needs.

In addition, our executive officers, directors and our Investment Adviser could, in the ordinary course of business, be named as defendants in litigation arising from proposed investments or from our investments in the portfolio companies.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

The U.S. and most other economies have entered a recessionary period, which may be prolonged and severe. Our portfolio companies will generally be affected by the conditions and overall strength of the national, regional and local economies, including interest rate fluctuations, changes in the capital markets and changes in the prices of their primary commodities and products. These factors also impact the amount of residential, industrial and commercial growth in the energy industry. Additionally, these factors could adversely impact the customer base and customer collections of our portfolio companies.

As a result, many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our loans or meet other obligations during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease, during these periods. Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, if one of our portfolio companies were to go bankrupt, even though we may have structured our interest as senior debt or preferred equity, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt or equity holding and subordinate all or a portion of our claim to those of other creditors.

The lack of liquidity in our investments may adversely affect our business.

We make investments in private companies. A portion of these investments may be subject to legal and other restrictions on resale, transfer, pledge or other disposition or will otherwise be less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. In addition, we face other restrictions on our ability to liquidate an investment in a business entity to the extent that we or our investment adviser has or could be deemed to have material non-public information regarding such business entity.

We may have limited access to information about privately held companies in which we invest.

We invest primarily in privately-held companies. Generally, little public information exists about these companies, and we are required to rely on the ability of our Investment Adviser’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. These companies and their financial information are not subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investment.

We may not be in a position to control a portfolio investment when we are a debt or minority equity investor and its management may make decisions that could decrease the value of our investment.

We make both debt and minority equity investments in portfolio companies. As a result, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

Our portfolio companies may incur debt or issue equity securities that rank equally with, or senior to, our investments in such companies.

We may invest in mezzanine debt and dividend-paying equity securities issued by our portfolio companies. Our portfolio companies usually have, or may be permitted to incur, other debt, or issue other equity securities, that rank equally with, or senior to, the securities in which we invest. By their terms, such instruments may provide that the holders are entitled to receive payment of dividends, interest or principal on or before the dates on which we are entitled to receive payments in respect of the securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of securities ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying the senior security holders, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of securities ranking equally with securities in which we invest, we would have to share on an equal basis any distributions with other security holders in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

We may not be able to fully realize the value of the collateral securing our debt investments.

Although a substantial amount of our debt investments are protected by holding security interests in the assets of the portfolio companies, we may not be able to fully realize the value of the collateral securing our investments due to one or more of the following factors:

•	our debt investments are primarily made in the form of mezzanine loans, therefore our liens on the collateral, if any, are subordinated to those of the senior secured debt of the portfolio companies, if any. As a result, we may not be able to control remedies with respect to the collateral;

•	the collateral may not be valuable enough to satisfy all of the obligations under our secured loan, particularly after giving effect to the repayment of secured debt of the portfolio company that ranks senior to our loan;

•	bankruptcy laws may limit our ability to realize value from the collateral and may delay the realization process;

•	our rights in the collateral may be adversely affected by the failure to perfect security interests in the collateral;

•	the need to obtain regulatory and contractual consents could impair or impede how effectively the collateral would be liquidated and could affect the value received; and

•	some or all of the collateral may be illiquid and may have no readily ascertainable market value. The liquidity and value of the collateral could be impaired as a result of changing economic conditions, competition, and other factors, including the availability of suitable buyers.

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates potential investments in securities of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

Although currently most of our investments are, and we expect that most of our investments will be, U.S. dollar-denominated, investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

We may expose ourselves to risks if we engage in hedging transactions.

We may employ hedging techniques to minimize certain investment risks, such as fluctuations in interest and currency exchange rates, but we can offer no assurance that such strategies will be effective. If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of our hedging transactions depends on our ability to correctly predict movements, currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. The degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies.

Our Board of Directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse to us and could impair the value of our stockholders’ investment.

Our Board of Directors has the authority to modify or waive our current operating policies and our strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, financial condition, and value of our common stock. However, the effects might be adverse, which could negatively impact our ability to pay dividends and cause stockholders to lose all or part of their investment.

Risks Relating To Our Securities

Investing in our securities may involve a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be speculative and aggressive, and therefore, an investment in our shares may not be suitable for someone with low risk tolerance.

The market price of our securities may fluctuate significantly.

The market price and liquidity of the market for our securities may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of securities of business development companies or other companies in the energy industry, which are not necessarily related to the operating performance of these companies;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;

•	loss of RIC qualification;

•	changes in earnings or variations in operating results;

•	changes in the value of our portfolio of investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•	departure of one or more of Prospect Capital Management’s key personnel;

•	operating performance of companies comparable to us;

•	changes in prevailing interest rates;

•	litigation matters;

•	general economic trends and other external factors; and

•	loss of a major funding source.

Sales of substantial amounts of our securities in the public market may have an adverse effect on the market price of our securities.

As of September 30, 2009, we have 54,672,155 shares of common stock outstanding. Sales of substantial amounts of our securities or the availability of such securities for sale could adversely affect the prevailing market price for our securities. If this occurs and continues it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

There is a risk that you may not receive dividends or that our dividends may not grow over time.

We have made and intend to continue to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results or maintain a tax status that will allow or require any specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a business development company, we may be limited in our ability to make distributions.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

Our charter and bylaws and the Maryland General Corporation Law contain provisions that may have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our stockholders or otherwise be in their best interest. These provisions may prevent shareholders from being able to sell shares of its common stock at a premium over the current of prevailing market prices

Our charter provides for the classification of our Board of Directors into three classes of directors, serving staggered three-year terms, which may render a change of control or removal of our incumbent management more difficult. Furthermore, any and all vacancies on our Board of Directors will be filled generally only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term until a successor is elected and qualifies.

Our Board of Directors is authorized to create and issue new series of shares, to classify or reclassify any unissued shares of stock into one or more classes or series, including preferred stock and, without stockholder approval, to amend our charter to increase or decrease the number of shares of common stock that we have authority to issue, which could have the effect of diluting a stockholder’s ownership interest. Prior to the issuance of shares of common stock of each class or series, including any reclassified series, our Board of Directors is required by our governing documents to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of shares of stock.

Our charter and bylaws also provide that our Board of Directors has the exclusive power to adopt, alter or repeal any provision of our bylaws, and to make new bylaws. The Maryland General Corporation Law also contains certain provisions that may limit the ability of a third party to acquire control of us, such as:

•	The Maryland Business Combination Act, which, subject to certain limitations, prohibits certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of the common stock or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder and, thereafter, imposes special minimum price provisions and special stockholder voting requirements on these combinations; and

•	The Maryland Control Share Acquisition Act, which provides that “control shares” of a Maryland corporation (defined as shares of common stock which, when aggregated with other shares of common stock controlled by the stockholder, entitles the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares of common stock.

The provisions of the Maryland Business Combination Act will not apply, however, if our Board of Directors adopts a resolution that any business combination between us and any other person will be exempt from the provisions of the Maryland Business Combination Act. Although our Board of Directors has adopted such a resolution, there can be no assurance that this resolution will not be altered or repealed in whole or in part at any time. If the resolution is altered or repealed, the provisions of the Maryland Business Combination Act may discourage others from trying to acquire control of us.

As permitted by Maryland law, our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of our common stock. Although our bylaws include such a provision, such a provision may also be amended or eliminated by our Board of Directors at any time in the future.

We may in the future choose to pay dividends in our own stock, in which case our shareholders may be required to pay tax in excess of the cash they receive.

We may distribute taxable dividends that are payable in part in our stock. Under a recently issued IRS revenue procedure, up to 90% of any such taxable dividend for 2009 could be payable in our stock. Taxable stockholders receiving such dividends would be required to include the full amount of the dividend as ordinary income (or as long-term capital gain to the extent such distribution is properly designated as a capital gain dividend) to the extent of its current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, it may be subject to transaction fees (e.g. broker fees or transfer agent fees) and the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of its stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

Risks Related to the Merger

The Company may be unable to realize the benefits anticipated by the merger or may take longer than anticipated to achieve such benefits.

The realization of certain benefits anticipated as a result of the merger will depend in part on the integration of Patriot’s investment portfolio with the Company and the successful inclusion of Patriot’s investment portfolio in the Company’s financing operations. There can be no assurance that Patriot’s business can be operated profitably or integrated successfully into the Company’s operations in a timely fashion or at all. The dedication of management resources to such integration may detract attention from the day-to-day business of the Company and there can be no assurance that there will not be substantial costs associated with the transition process or that there will not be other material adverse effects as a result of these integration efforts. Such effects, including but not limited to, incurring unexpected costs or delays in connection with such integration and failure of Patriot’s investment portfolio to perform as expected, could have a material adverse effect on the financial results of the Company.

Prospect shareholders will experience a reduction in percentage ownership and voting power with respect to their shares as a result of the merger.

Prospect shareholders will experience a reduction in their respective percentage ownership interests and effective voting power relative to their respective percentage ownership interests in Prospect prior to the merger. If the merger is consummated, based on the number of shares of Prospect common stock issued and outstanding on the date hereof, Patriot shareholders will own approximately 13.6% of the combined entity’s outstanding common stock.

Patriot and Prospect have agreed to a fixed exchange ratio, and, as a result, the shares of Prospect common stock to be issued in the merger may have a market value that is lower than expected.

The exchange ratio of 0.3992 of a share of Prospect common stock for each share of Patriot common stock was fixed on August 3, 2009, the time of the signing of the merger agreement, and is not subject to adjustment based on changes in the trading price of Prospect or Patriot common stock before the closing of the proposed merger. As a result, the market price of Prospect’s common stock at the time of the merger may vary significantly from the price on the date the merger agreement was signed or from the price on either the date of this document or the date of the special meeting. These variances may arise due to, among other things:

•	changes in the business, operations and prospects of Prospect or Patriot;

•	the financial condition of current or prospective portfolio companies of Prospect or Patriot;

•	interest rates, general market and economic conditions;

•	market assessments of the likelihood that the proposed merger will be completed and the timing of the merger; and

•	market perception of the future profitability of the combined company.

These factors are generally beyond the control of Prospect and Patriot. It should be noted that during the 12-month period ending September 30, 2009, the closing price per share of Prospect’s common stock varied from a low of $6.29 to a high of $13.08. Historical trading prices are not necessarily indicative of future performance.

The proposed merger is subject to the receipt of payoff letters from the Amended Securitization Facility lenders that could delay completion of the proposed merger, cause abandonment of the merger or have other negative effects on Patriot and Prospect.

Completion of the merger is subject to the receipt of payoff letters from the Amended Securitization Facility lenders. A substantial delay in obtaining such payoff letters, the failure to obtain such payoff letters or the imposition of unfavorable terms or conditions in connection with the receipt of such payoff letters could have an adverse effect on the business, financial condition or results of operations of Patriot and Prospect, or may cause the abandonment of the merger. In this regard, the merger agreement obligates Prospect to pay off (i) all principal and interest due under the Amended Securitization Facility, which amounted to $115.7 million as of August 3, 2009, and (ii) up to $1.35 million (the “Fee Cap”) in other costs, fees and expenses payable to the lenders under the terms of the Amended Securitization Facility. However, immediately subsequent to Patriot’s entry into the merger agreement with Prospect, the agent for the Amended Securitization Facility lenders notified Patriot that the Amended Securitization Facility lenders have not consented to the Fee Cap included in the merger agreement nor do they intend to release their liens on Patriot’s investments unless and until all costs, fees and expenses payable to the lenders under the terms of the Amended Securitization Facility are paid in full in cash. Although Patriot intends to work with the Amended Securitization Facility lenders to resolve this issue, if (i) the Amended Securitization Facility lenders demand payment for costs, fees and expenses that are substantially in excess of the Fee Cap amount, (ii) Patriot does not have sufficient funds to pay such excess amount and (iii) the Amended Securitization Facility lenders refuse to provide Patriot with the payoff letters required by the merger agreement, the merger may be abandoned.

The merger is subject to closing conditions, including stockholder approval, that, if not satisfied or waived, will result in the merger not being completed, which may result in adverse consequences to Prospect.

The merger is subject to closing conditions, including the approval of Patriot’s shareholders that, if not satisfied, will prevent the merger from being completed. The closing condition that Patriot’s shareholders adopt the merger agreement may n ot be waived under applicable law and must be satisfied for the merger to be completed. In addition to the required approvals and consents from governmental entities and the approval of Patriot’s shareholders, the merger is subject to a number of other conditions that may prevent, delay or otherwise materially adversely affect its completion. Prospect cannot predict whether and when these other conditions will be satisfied.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

(All figures in this item are in thousands except per share and other data)

The following discussion should be read in conjunction with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Risk Factors” and “Forward-Looking Statements” appearing elsewhere herein.

Overview

We are a financial services company that primarily lends and invests in middle market, privately-held companies. We are a closed-end investment company that has filed an election to be treated as a business development company under the 1940 Act. We invest primarily in senior and subordinated debt and equity of companies in need of capital for acquisitions, divestitures, growth, development, project financing and recapitalization. We work with the management teams or financial sponsors to seek investments with historical cash flows, asset collateral or contracted pro-forma cash flows.

The aggregate value of our portfolio investments was $547,168 and $497,530 as of June 30, 2009 and June 30, 2008, respectively. During the fiscal year ended June 30, 2009, our net cost of investments increased by $34,619, or 7.0%, as we invested in three new and several follow-on investments while we sold three investments and we received repayment on four other investments.

Compared to the end of last fiscal year (ended June 30, 2008), net assets increased by $102,973 or 24.0% during the year ended June 30, 2009, from $429,623 to $532,596. This increase resulted from the issuance of new shares of our common stock (less offering costs) in the amount of $99,281, dividend reinvestments of $5,107, and another $35,104 from operations. These increases, in turn, were offset by $36,519 in dividend distributions to our stockholders. The $35,104 increase in net assets resulting from operations is net of the following: net investment income of $59,163, realized loss on investments of $39,078, and a net increase in net assets due to changes in net unrealized appreciation of investments of $15,019. On June 30, 2009, we determined that the impairment of the Change Clean Energy Holdings, Inc. (“CCEHI”) investment (formerly known as Worchester Energy Partners, Inc. (“WEPI”)) was other than temporarily impaired and recognized a realized loss for the amount by which the amortized cost exceeded the current fair value. This loss was partially offset by realized gains from sales of the Arctic Acquisition Corp. (“Arctic”) warrants and Deep Down, Inc. (“Deep Down”) common stock. The net unrealized appreciation was driven by significant write-ups of our investments in American Gilsonite Company (“AGC”), Gas Solutions Holdings, Inc. (“GSHI” or “Gas Solutions”), NRG Manufacturing, Inc. (“NRG”), R-V Industries, Inc. (“R-V”), Shearer’s Foods, Inc. (“Shearer’s”) and Stryker Energy, LLC (“Stryker”) due to improvements in operations, and by the disposition of previously written-down investment in CCEHI mentioned above, which, in turn, were offset by significant write-downs our investments in Ajax Rolled Ring & Machine (“Ajax”), Appalachian Energy Holdings LLC (“AEH”), Conquest Cherokee, LLC (“Conquest”), Deb Shops, Inc. (“Deb Shops”), Iron Horse Coiled Tubing, Inc. (“Iron Horse”) and Yatesville Coal Holdings, Inc. (“Yatesville”) due to deterioration in operations combined with general increases in lending rates.

We seek to be a long-term investor with our investment companies. To date we have invested primarily in industries related to the industrial/energy economy. However, we continue to widen our strategy focus in other sectors of the economy to diversify our portfolio holdings.

Market Conditions

In 2008 and early 2009, the financial services industry has been negatively affected by turmoil in the global capital markets. What began in 2007 as a deterioration of credit quality in subprime residential mortgages has spread rapidly to other credit markets. Market liquidity and credit quality conditions are significantly weaker today than two years ago.

We believe that Prospect Capital is well positioned to navigate through these adverse market conditions. As a business development company, we are limited to a maximum 1 to 1 debt to equity ratio, and as of June 30, 2009, our debt to equity ratio was 0.23 to 1. As of June 30, 2009, we have borrowed $124,800 against our credit facility with Rabobank Nederland, which outstanding balance was reduced to zero subsequent to June 30, 2009. As we make additional investments that are eligible to be pledged under the credit facility, we will generate additional availability. The revolving period for the extended credit facility continues until June 25, 2010, with an expected maturity on June 25, 2011.

We also continue to generate liquidity through stock offerings and the realization of portfolio investments. On March 19, 2009, April 27, 2009, May 26, 2009, and July 7, 2009, we completed public stock offerings for 1,500,000 shares, 3,680,000 shares, 7,762,500 shares, and 5,175,000 shares, of our common stock at $8.20 per share, $7.75 per share, $8.25 per share, $9.00 per share, raising $12,300, $28,520, $64,040, and $46,580 of gross proceeds, respectively. On August 20, 2009 and September 24, 2009 we issued 3,449,686 and 2,807,111 shares at $8.50 and $9.00 per share in private stock offerings generating $29,322 and $25,264 of gross proceeds, respectively, from the offerings. Concurrent with the sale of these shares, we entered into registration rights agreements in which we granted the purchasers certain registration rights with respect to the shares. Under the terms and conditions of the registration rights agreements, we will use our reasonable best efforts to file with the SEC within sixty (60) days a post-effective amendment to the registration statement on Form N-2 and will also use our reasonable best efforts to cause such post-effective amendment to be declared effective by the SEC within one hundred twenty (120) days. Under the registration rights agreements, we may be obligated to make liquidated damages payments to holders upon certain events.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ.

Fourth Quarter Highlights

On April 27, 2009, we closed a public offering of 3,680,000 shares of our common stock (including the exercise of over-allotment options of our underwriters). The net proceeds to us were approximately $26,956 after deducting estimated offering expenses.

On May 26, 2009, we closed a public offering of 7,762,500 shares of our common stock (including the exercise of over-allotment options of our underwriters). The net proceeds to us were approximately $60,538 after deducting estimated offering expenses.

On June 23, 2009, we declared our fourth fiscal quarter (for the fiscal year ending June 30, 2009) dividend of $0.40625 per share. The ex-dividend and record dates were July 6, 2009 and July 8, 2009, respectively. This dividend marked the Company’s 19th consecutive quarterly increase.

Recent Developments

On July 6, 2009, and July 8, 2009, we paid down $50,500 and $74,300 of our revolving credit facility, respectively, reducing our outstanding borrowing to zero.

On July 7, 2009, we closed a public offering of 5,175,000 shares of our common stock (including the exercise of over-allotment options of our underwriters). The net proceeds to us were approximately $44,046 after deducting estimated offering expenses.

On July 20, 2009, we issued 297,274 shares of our common stock in connection with the dividend reinvestment plan.

On August 3, 2009, we announced that we had entered into a definitive agreement to acquire Patriot Capital Funding, Inc. (NASDAQ: PCAP) (“Patriot”) for approximately $197,000 comprised of our common stock and cash to repay all Patriot debt, anticipated to be $110,500 when the acquisition closes. Our common shares will be exchanged at a ratio of approximately 0.3992 for each Patriot share, or 8,616,433 shares of our common stock for 21,584,251 Patriot shares, with such exchange ratio decreased for any tax distributions Patriot may declare before closing. In return, we will acquire assets with an amortized cost of approximately $311,000 for approximately $196,000, based on an estimate of our common stock price of $10 per share and the anticipated debt outstanding at the closing, for which the value of either may change prior to the closing. We, in conjunction with an independent valuation agent, have determined that the fair value of the assets is approximate to the anticipated purchase price and does not anticipate recording any material gain on the consummation of the transaction.

On August 20, 2009, we issued 3,449,686 shares at $8.50 per share in a private stock offering. The net proceeds to us were approximately $29,205 after deducting legal and advisory fees. Concurrent with the sale of these shares, we entered into a registration rights agreement in which we granted the purchasers certain registration rights with respect to the Shares. Under the terms and conditions of the registration rights agreement, we will use our reasonable best efforts to file with the SEC within sixty (60) days a post-effective amendment to the registration statement on Form N-2 and will also use our reasonable best efforts to cause such post-effective amendment to be declared effective by the SEC within one hundred twenty (120) days. Under the registration rights agreement, the Corporation may be obligated to make liquidated damages payments to holders upon certain events.

On August 31, 2009, C&J Cladding, LLC (“C&J”) repaid the $3,150 loan receivable to us and we received an additional 5.00% prepayment penalty totaling $158. We continue to hold warrants for common units in this investment.

On September 4, 2009, Peerless Manufacturing Co. repaid the $20,000 loan receivable to us.

On September 24, 2009, we issued 2,807,111 shares at $9.00 per share in a private stock offering. The net proceeds to us were approximately $24,423 after deducting estimated legal and advisory fees. Concurrent with the sale of these shares, we entered into a registration rights agreement in which we granted the purchasers certain registration rights with respect to the Shares. Under the terms and conditions of the registration rights agreement, we will use our reasonable best efforts to file with the SEC within sixty (60) days a post-effective amendment to the registration statement on Form N-2 and will also use our reasonable best efforts to cause such post-effective amendment to be declared effective by the SEC within one hundred twenty (120) days. Under the registration rights agreement, the Corporation may be obligated to make liquidated damages payments to holders upon certain events.

On September 28, 2009, we announced the declaration of a cash distribution of $0.4075 per share to holders of record on October 8, 2009 to be paid on October 19, 2009.

On September 29, 2009, we announced a $20,000 increase in total commitments on our revolving credit facility, increasing the facility size from $175,000 to $195,000.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ materially. In addition to the discussion below, our critical accounting policies are further described in the notes to the financial statements.

Basis of Consolidation

Under the 1940 Act rules, the regulations pursuant to Article 6 of Regulation S-X, and the American Institute of Certified Public Accountants’ Audit and Accounting Guide for Investment Companies, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services and benefits to us. Our June 30, 2009 and June 30, 2008 financial statements include our accounts and the accounts of Prospect Capital Funding, LLC, our only wholly-owned, closely-managed subsidiary that is also an investment company. All intercompany balances and transactions have been eliminated in consolidation.

Investment Classification

We are a non-diversified company within the meaning of the 1940 Act. We classify our investments by level of control. As defined in the 1940 Act, control investments are those where there is the ability or power to exercise a controlling influence over the management or policies of a company. Control is generally deemed to exist when a company or individual possesses or has the right to acquire within 60 days or less, a beneficial ownership of 25% or more of the voting securities of an investee company. Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through the possession outright or via the right to acquire within 60 days or less, beneficial ownership of 5% or more of the outstanding voting securities of another person.

Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains or losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis. Investments in other, non-security financial instruments are recorded on the basis of subscription date or redemption date, as applicable. Amounts for investments recognized or derecognized but not yet settled are reported as Receivables for investments sold and Payables for investments purchased, respectively, in the Consolidated Statements of Assets and Liabilities.

Investment Valuation

Our Board of Directors has established procedures for the valuation of our investment portfolio. These procedures are detailed below.

Investments for which market quotations are readily available are valued at such market quotations.

For most of our investments, market quotations are not available. With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

(1) Each portfolio company or investment is reviewed by our investment professionals with the independent valuation firm engaged by our Board of Directors;

(2) the independent valuation firm conducts independent appraisals and makes their own independent assessment;

(3) the audit committee of our Board of Directors reviews and discusses the preliminary valuation of our Investment Adviser and that of the independent valuation firm; and

(4) the Board of Directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our Investment Adviser, the independent valuation firm and the audit committee.

In September, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. We adopted this statement on a prospective basis beginning in the quarter ended September 30, 2008. Adoption of this statement did not have a material effect on our financial position or results.

FAS 157 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1:  Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3:  Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

The changes to generally accepted accounting principles from the application of FAS 157 relate to the definition of fair value, framework for measuring fair value, and the expanded disclosures about fair value measurements. FAS 157 applies to fair value measurements already required or permitted by other standards.

In accordance with FAS 157, the fair value of our investments is defined as the price that we would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market in which that investment is transacted.

In April 2009, FASB issued Staff Position No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). FSP FAS 157-4 provides further clarification for the application of FAS 157 in markets that are not active and provides additional guidance for determining when the volume of trading level of activity for an asset or liability has significantly decreased and for identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP FAS 157-4 for the year ended June 30, 2009, did not have any effect on our net asset value, financial position or results of operations as there was no change to the fair value measurement principles set forth in FAS 157.

Revenue Recognition

Realized gains or losses on the sale of investments are calculated using the specific identification method.

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Origination, closing and/or commitment fees associated with investments in portfolio companies are accreted into interest income over the respective terms of the applicable loans. Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as interest income.

Loans are placed on non-accrual status when principal or interest payments are past due 90 days or more or when there is reasonable doubt that principal or interest will be collected. Unpaid accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest is paid and in management’s judgment, are likely to remain current. As of June 30, 2009, the fair value of these loans are approximately 7.3% of our net assets.

Dividend income is recorded on the ex-dividend date.

Structuring fees and similar fees are recognized as income as earned, usually when paid. Structuring fees, excess deal deposits, net profits interests and overriding royalty interests are included in other income.

Federal and State Income Taxes

We have elected to be treated as a regulated investment company and intend to continue to comply with the requirements of the Internal Revenue Code of 1986 (the “Code”), applicable to regulated investment companies. We are required to distribute at least 90% of our investment company taxable income and intend to distribute (or retain through a deemed distribution) all of our investment company taxable income and net capital gain to stockholders; therefore, we have made no provision for income taxes. The character of income and gains that we will distribute is determined in accordance with income tax regulations that may differ from GAAP. Book and tax basis differences relating to stockholder dividends and distributions and other permanent book and tax differences are reclassified to paid-in capital.

If we do not distribute (or are not deemed to have distributed) at least 98% of its annual taxable income in the year earned, we will generally be required to pay an excise tax equal to 4% of the amount by which 98% of our annual taxable income exceeds the distributions from such taxable income for the year. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, we accrue excise taxes, if any, on estimated excess taxable income as taxable income is earned using an annual effective excise tax rate. The annual effective excise tax rate is determined by dividing the estimated annual excise tax by the estimated annual taxable income.

We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Adoption of FIN 48 was applied to all open tax years as of July 1, 2007. The adoption of FIN 48 did not have an effect on our net asset value, financial condition or results of operations as there was no liability for unrecognized tax benefits and no change to our beginning net asset value. As of June 30, 2009 and for the year then ended, we did not have a liability for any unrecognized tax benefits. Management’s determinations regarding FIN 48 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

Dividends and Distributions

Dividends and distributions to our common stockholders are recorded on the ex-dividend date. Each quarter, the amount to be paid as a dividend, if any, is approved by the Board of Directors and is generally based upon management’s estimate of earnings for the quarter. Net realized capital gains, if any, are distributed at least annually.

Financing Costs

We record origination expenses related to its credit facility as deferred financing costs. These expenses are deferred and amortized as part of interest expense using the straight-line method, which approximates the effective interest method, over the stated life of the facility.

We record registration expenses related to shelf filings as prepaid assets. These expenses consist principally of SEC registration, legal and accounting fees incurred through June 30, 2009 that are related to the shelf filings that will be charged to capital upon the receipt of the capital or charged to expense if not completed.

Guarantees and Indemnification Agreements

We follow FASB Interpretation No. 45, “Guarantor’s” Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, for those guarantees that are covered by FIN 45, the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 did not have a material effect on the financial statements.

Valuation of Other Financial Assets and Financial Liabilities

In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”

(“FAS 159”). FAS 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. We have adopted this statement on July 1, 2008 and have elected not to value some assets and liabilities at fair value as would be permitted by FAS 159.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“FAS 141(R)”). FAS 141(R) establishes accounting principles and disclosure requirements for all transactions in which a company obtains control over another business. The standard is effective for fiscal years beginning after December 15, 2008. Our management does not believe that the adoption of FAS 141(R) will have a material impact on our financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“FAS 161”). FAS 161 is intended to improve financial reporting for derivative instruments by requiring enhanced disclosure that enables investors to understand how and why the entity uses derivatives, how derivatives are accounted for, and how derivatives affect an entity’s results of operations, financial position, and cash flows. FAS 161 becomes effective for fiscal years beginning after November 15, 2008; therefore, is applicable for our fiscal year beginning July 1, 2009. Our management does not believe that the adoption of FAS 161 will have a material impact on our financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. Our management does not believe that the adoption of FAS 162 will have a material impact on our financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (“FAS 165”). FAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. We evaluated all events or transactions that occurred after June 30, 2009 up through September 11, 2009, the date we issued the accompanying financial statements. Management has also evaluated all events or transactions for September 12, 2009 through October 9, 2009, and has updated Note 12 for any additional transactions which have occurred, which are unaudited. During this period, we did not have any material recognizable subsequent events other than those disclosed in our financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“FAS 168”). FAS 168 provides for the FASB Accounting Standards Codification (the “Codification”) to become the single official source of authoritative, nongovernmental GAAP. The Codification did not change GAAP but reorganizes the literature. FAS 168 is effective for interim and annual periods ending after September 15, 2009. Our management does not believe that the adoption of FAS 168 will have a material impact on our financial statements.

Per Share Information

Net increase in net assets resulting from operations per common share, or Basic Earnings Per Share, are calculated using the weighted average number of common shares outstanding for the period presented. Diluted earnings per share are not presented as there are no potentially dilutive securities outstanding.

Investment Holdings

As of June 30, 2009, we continue to pursue our investment strategy. Despite our name change to “Prospect Capital Corporation” and the termination of our policy to invest at least 80% of our net assets in energy companies in May 2007, we currently have a concentration of investments in companies in the energy and energy related industries. Some of the companies in which we invest have relatively short or no operating histories. These companies are and will be subject to all of the business risk and uncertainties associated with any new business enterprise, including the risk that these companies may not reach their investment objective or the value of our investment in them may decline substantially or fall to zero.

Our portfolio had an annualized current yield of 13.7% and 15.5% across all our long-term debt and certain equity investments as of June 30, 2009 and June 30, 2008, respectively. This yield includes interest from all of our long-term investments as well as dividends from GSHI and NRG for the year ended June 30, 2009 and Ajax, GSHI and NRG for the year ended June 30, 2008. The 1.8% decrease is primarily due to loans which have been classified as non-accrual status during the fiscal year ended June 30, 2009. For the year ended June 30, 2009, total foregone interest related to loans on non-accrual status was $18,746. Monetization of other equity positions that we hold is not included in this yield calculation. In each of our portfolio companies, we hold equity positions, ranging from minority interests to majority stakes, which we expect over time to contribute to our investment returns. Some of these equity positions include features such as contractual minimum internal rates of returns, preferred distributions, flip structures and other features expected to generate additional investment returns, as well as contractual protections and preferences over junior equity, in addition to the yield and security offered by our cash flow and collateral debt protections.

As of June 30, 2009, we own controlling interests in Ajax, C&J, CCEHI, GSHI, Integrated Contract Services, Inc. (“ICS”), Iron Horse, NRG, R-V, and Yatesville. We also own an affiliated interest in AEH and BNN Holdings Corp. d/b/a Biotronic NeuroNetwork (“Biotronic”).

The following is a summary of our investment portfolio by level of control:

	June 30, 2009		June 30, 2008
		Percent of		Percent of
Level of Control	Fair Value	Portfolio	Fair Value	Portfolio

Control	$206,332	31.9%	$205,827	38.8%
Affiliate	32,254	5.0%	6,043	1.2%
Non-control/Non-affiliate	308,582	47.8%	285,660	53.8%
Money Market Funds	98,735	15.3%	33,000	6.2%

Total Portfolio	$645,903	100.0%	$530,530	100.0%

The following is our investment portfolio presented by type of investment at June 30, 2009 and June 30, 2008, respectively:

	June 30, 2009		June 30, 2008
		Percent of		Percent of
Type of Investment	Fair Value	Portfolio	Fair Value	Portfolio

Money Market Funds	$98,735	15.3%	$33,000	6.2%
Senior Secured Debt	220,993	34.2%	199,946	37.7%
Subordinated Secured Debt	194,547	30.1%	219,623	41.4%
Subordinated Unsecured Debt	16,331	2.5%	—	0.0%
Preferred Stock	4,139	0.7%	7,707	1.4%
Common Stock	89,278	13.8%	58,312	11.0%
Membership Interests	7,270	1.1%	3,000	0.6%
Overriding Royalty Interests	3,483	0.5%	—	0.0%
Net Profits Interests	2,561	0.4%	—	0.0%
Warrants	8,566	1.4%	8,942	1.7%

Total Portfolio	$645,903	100.0%	$530,530	100.0%

The following is our investment portfolio presented by geographic location of the investment at June 30, 2009 and June 30, 2008, respectively:

	June 30, 2009		June 30, 2008
		Percent of		Percent of
Geographic Exposure	Fair Value	Portfolio	Fair Value	Portfolio

Western US	$48,091	7.4%	$30,322	5.7%
Southeast US	101,710	15.7%	128,512	24.2%
Southwest US	253,615	39.3%	211,177	39.9%
Midwest US	84,097	13.0%	47,869	9.0%
Northeast US	47,049	7.3%	68,468	12.9%
Canada	12,606	2.0%	11,182	2.1%
Money Market Funds	98,735	15.3%	33,000	6.2%

Total Portfolio	$645,903	100.0%	$530,530	100.0%

The following is our investment portfolio presented by industry sector of the investment at June 30, 2009 and June 30, 2008, respectively:

	June 30, 2009		June 30, 2008
		Percent of		Percent of
Industry Sector	Fair Value	Portfolio	Fair Value	Portfolio

Biomass Power	$2,530	0.4%	$15,580	2.9%
Construction Services	2,408	0.4%	6,043	1.1%
Contracting	5,000	0.8%	5,000	0.9%
Financial Services	23,073	3.6%	23,699	4.5%
Food Products	29,416	4.6%	19,351	3.7%
Gas Gathering and Processing	85,187	13.2%	61,542	11.6%
Healthcare	60,293	9.3%	13,752	2.6%
Manufacturing	110,929	17.2%	109,542	20.7%
Metal Services	7,133	1.1%	6,829	1.3%
Mining and Coal Production	13,097	2.0%	25,726	4.9%
Oil and Gas Production	104,806	16.2%	112,850	21.3%
Oilfield Fabrication	34,931	5.4%	24,854	4.7%
Pharmaceuticals	11,452	1.8%	11,523	2.2%
Production Services	12,606	1.9%	14,038	2.6%
Retail	6,272	1.0%	13,428	2.5%
Shipping Vessels	7,381	1.1%	6,804	1.3%
Specialty Minerals	18,924	2.9%	15,632	2.9%
Technical Services	11,730	1.8%	11,337	2.1%
Money Market Funds	98,735	15.3%	33,000	6.2%

Total Portfolio	$645,903	100.0%	$530,530	100.0%

Investment Activity

At June 30, 2009, approximately 102.7% of our net assets or about $547,168 was invested in 30 long-term portfolio investments and 18.5% of our net assets invested in money market funds. Liabilities in excess of other assets offset the excess of these amounts over 100%.

Long-Term Portfolio Investment Activity

During the year ended June 30, 2009, we completed three new investments and several follow-on investments in existing portfolio companies, totaling approximately $96,263. The more significant of these investments are described briefly in the following:

On August 1, 2008, we provided $7,400 in debt financing to Houston, Texas-based Castro Cheese Company Inc. (“Castro”), a leading manufacturer of Hispanic cheeses and creams. The investment was in the form of a junior secured note with a net profits interest.

On August 4, 2008, we provided $15,000 in debt financing to support the take-private acquisition of the TriZetto Group (“TriZetto”), a leading health care information technology company. The investment was in the form of a subordinated unsecured note with a net profits interest.

On August 21, 2008, we provided a $26,000 senior secured debt financing and co-invested $2,300 in equity alongside Great Point Partners, LLC in its growth recapitalization of Biotronic, the largest independent national provider of intra-operative neurophysiological monitoring services. The investment was in the form of a senior secured note with preferred shares.

During the fiscal year ended June 30, 2009, we made four follow-on secured debt investments totaling $7,500 in Iron Horse in support of the build out of additional equipment. All fundings of Iron Horse were in the form of a bridge loan.

On December 10, 2008, we made a follow-on investment of $5,000 in GSHI for the repayment of third-party bank senior credit facility. The investment was in the form of a senior secured note. On June 30, 2009, we made a follow-on investment of $5,000 in GSHI in the form of a junior secured note.

During the fiscal year ended June 30, 2009, we provided additional fundings of $5,250 and $9,284 to CCEI and Yatesville, respectively, to fund ongoing operations.

For the year ended June 30, 2009, we closed-out four positions which are briefly described below.

On July 3, 2008, we exercised our warrant for 4,960,585 shares of common stock in Deep Down. As permitted by the terms of the warrant, we elected to make this exercise on a cashless basis entitling us to 2,618,129 common shares. On August 1, 2008, we sold all the shares acquired, receiving $1,649 of net proceeds.

On August 27, 2008, R-V repaid the $7,526 debt outstanding to us. We continue to hold common stock and warrants in this investment.

On January 21, 2009, Diamondback Operating, L.P. repaid the $9,200 debt outstanding to us. We continue to hold a net profits interest in this investment.

On May 7, 2009, we received $75 as settlement of our net profits interest in Charlevoix.

On September 30, 2008, we settled our net profits interests (“NPIs”) in IEC Systems LP (“IEC”) and Advanced Rig Services LLC (“ARS”) with the companies for a combined $12,576. IEC and ARS originally issued the NPIs to us when we loaned a combined $25,600 to IEC and ARS on November 20, 2007. In conjunction with the NPI realization, we simultaneously reinvested the $12,576 as incremental senior secured debt in IEC and ARS. The incremental debt will amortize over the period ending November 20, 2010.

The following is a quarter-by-quarter summary of our investment activity:

Quarter-End	Acquisitions(1)	Dispositions(2)

June 30, 2009	$7,929	$3,148
March 31, 2009	6,356	10,782
December 31, 2008	13,564	2,128
September 30, 2008	70,456	10,949
June 30, 2008	118,913	61,148
March 31, 2008	31,794	28,891
December 31, 2007	120,846	19,223
September 30, 2007	40,394	17,949
June 30, 2007	130,345	9,857
March 31, 2007	19,701	7,731
December 31, 2006	62,679	17,796
September 30, 2006	24,677	2,781
June 30, 2006	42,783	5,752
March 31, 2006	15,732	901
December 31, 2005	—	3,523
September 30, 2005	25,342	—
June 30, 2005	17,544	—
March 31, 2005	7,332	—
December 31, 2004	23,771	32,083
September 30, 2004	30,371	—

Since inception	$810,529	$234,642

(1)	Includes new deals, additional fundings, refinancings and PIK interest

(2)	Includes scheduled principal payments, prepayments and repayments

We classify our investments by level of control. As defined in the 1940 Act, control investments are those where there is the ability or power to exercise a controlling influence over the management or policies of a company. Control is generally deemed to exist when a company or individual possesses or has the right to acquire within 60 days or less, a beneficial ownership of 25% or more of the voting securities of an investee company. Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through the possession outright or via the right to acquire within 60 days or less, beneficial ownership of 5% or more of the outstanding voting securities of another person.

The following is a summary of our investment portfolio by level of control:

	June 30, 2009		June 30, 2008
		Percent of		Percent of
Level of Control	Fair Value	Portfolio	Fair Value	Portfolio

Control	$206,332	31.9%	$205,827	38.8%
Affiliate	32,254	5.0%	6,043	1.2%
Non-control/Non-affiliate	308,582	47.8%	285,660	53.8%
Money Market Funds	98,735	15.3%	33,000	6.2%

Total Portfolio	$645,903	100.0%	$530,530	100.0%

Investment Valuation

In determining the fair value of our portfolio investments at June 30, 2009, the Audit Committee considered valuations from the independent valuation firm and from management having an aggregate range of $527,122 to $572,503, excluding money market investments.

In determining the range of value for debt instruments, management and the independent valuation firm generally shadow rated the investment and then based upon the range of ratings, determined appropriate yields to maturity for a loan rated as such. A discounted cash flow analysis was then prepared using the appropriate yield to maturity as the discount rate, yielding the ranges. For equity investments, the enterprise value was determined by applying EBITDA multiples for similar recent investment sales. For stressed equity investments, a liquidation analysis was prepared.

The Board of Directors looked at several factors in determining where within the range to value the asset including: recent operating and financial trends for the asset, independent ratings obtained from third parties and comparable multiples for recent sales of companies within the industry. The composite of all these analysis, applied to each investment, was a total valuation of $547,168, excluding money market investments.

Our investments are generally lower middle market companies, outside of the financial sector, with less than $30,000 of annual EBITDA. We believe our market has experienced less volatility than others because we believe there are more buy and hold investors who own these less liquid investments. In addition, the middle market relies on less leverage than the large capitalization marketplace, which we believe will result in less financial distress.

During the fiscal year ended June 30, 2009, several general economic factors have occurred which have affected the valuation of our investment portfolio.

Generally, interest rates offered on loans similar to those that we have originated have changed since our investments were consummated. While we do not believe that there has been any diminution of credit quality, general changes in current interest rates would affect the price for which we could sell these assets and we have adjusted our fair value of these assets to reflect such changes. We have adjusted the value of fourteen debt investments based upon such general changes in market interest rates including: AGC, Biotronic, C&J, Castro, Freedom Marine Services LLC, H&M Oil & Gas, LLC, IEC/ARS, Maverick Healthcare, LLC, Peerless, Resco Products, Inc. (“Resco”), Shearer’s, Stryker, TriZetto and Unitek.

Seven debt investments were made to companies that are not performing in line with budget expectations as of June 30, 2009. These investments (Ajax, AEH, Conquest, Deb Shops, ICS, Iron Horse, and Wind River Resources Corp. and Wind River II Corp. (“Wind River”)) are well collateralized and we expect full recovery. For these assets, we have increased the market interest rates to take into account the increased credit risk and general changes in current interest rates for similar assets to determine their fair value.

Control investments offer increased risk and reward over straight debt investments. Operating results and changes in market multiples can result in dramatic changes in values from quarter to quarter. Significant downturns in operations can further result in our looking to recoveries on sales of assets rather than the enterprise value of the investment. Several control assets in our portfolio are under enhanced scrutiny by our senior management and our Board of Directors and are discussed below.

Gas Solutions Holdings, Inc.

GSHI is an investment that we made in September 2004 in which we own 100% of the equity. GSHI is a midstream gathering and processing business located in East Texas. GSHI has improved its operations and we have experienced an increase in revenue, gross margin, and EBITDA (the later two metrics on both an absolute and a percentage of revenues basis) over the past five years.

During the past year, we have been in discussions with multiple interested purchasers for Gas Solutions. While we wish to unlock the value in Gas Solutions, we do not wish to enter into any agreement at any time that does not recognize the long term value we see in Gas Solutions. As a well hedged midstream asset, which will generate predictable and consistent cash flows to us, Gas Solutions is a valuable asset that we wish to sell at a value-maximizing price, or not at all. We continue discussions with interested parties, but have a patient approach toward the process. In addition, a sale of the assets, rather than the stock of GSHI, might result in a significant tax liability at the GSHI level which will need to be paid prior to any distribution to us.

In late March 2008, Royal Bank of Canada provided a $38,000 term loan to Gas Solutions II Ltd, a wholly owned subsidiary of GSHI, the proceeds of which were used to refinance all of Citibank’s approximately $8,000 of outstanding senior secured debt and provide liquidity to GSHI. In December 2008, we lent an additional $5,000 to GSHI, which enabled the company to repay the loan to the Royal Bank of Canada. Upon repayment, our existing loan position moved to a first lien position in GSHI, improving our borrowing base requirements with our lender. In June 2009, we lent an additional $5,000 to GSHI in the form of junior secured debt to enable GSHI to dividend additional retained earnings and profits.

In early May 2008, Gas Solutions II Ltd purchased a series of propane puts at $0.10 out of the money and at prices of $1.53 per gallon and $1.394 per gallon covering the periods May 1, 2008, through April 30, 2009, and May 1, 2009, through April 30, 2010, respectively. These hedges were executed at close to the highest market propane prices ever achieved on an historical basis; such hedges preserve the upside of Gas Solutions II Ltd to benefit from potential future increases in commodity prices. GSHI generated approximately $26,172 of EBITDA for the fiscal year ending December 31, 2008, an increase of 67% from 2007 results. Despite the decline in oil and natural gas over the last year, GSHI generated approximately $15,900 of EBITDA for the twelve months ending April 30, 2009.

In determining the value of GSHI, we have utilized several valuation techniques to determine the value of the investment. These techniques offer a wide range of values. Our Board of Directors has determined the value to be $85,187 for our debt and equity positions at June 30, 2009 based upon a combination of a discounted cash flow analysis, a public comparables analysis and review of recent indications of interest. At June, 2009, GSHI is valued $50,184 above its amortized cost at June 30, 2009, compared to the $36,321 unrealized gain recorded at June 30, 2008.

Integrated Contract Services, Inc.

Our investment in ICS is under enhanced review by our senior management team due to existing payment and covenant defaults under the contracts governing these investments. Prior to January 2009, ICS owned the assets of ESA Environmental Specialists, Inc. (“ESA”) and 100% of the stock of The Healing Staff (“THS”). ESA originally defaulted under our contract governing our investment in ESA, prompting us to commence foreclosure actions with respect to certain ESA assets in respect of which we have a priority lien. In response to our actions, ESA filed voluntarily for reorganization under the bankruptcy code on August 1, 2007. On September 20, 2007 the U.S. Bankruptcy Court approved a Section 363 Asset Sale from ESA to us. To complete this transaction, we contributed our ESA debt to a newly-formed entity, ICS, and provided funds for working capital on October 9, 2007. In return for the ESA debt, we received senior secured debt in ICS of equal amount to our ESA debt, preferred stock of ICS, and 49% of the ICS common stock. ICS subsequently ceased operations and assigned the collateral back to us. ICS is in default of both payment and financial covenants. During September and October 2007, we provided $1,170 to THS for working capital.

In January 2009, we foreclosed on the real and personal property of ICS. Through this foreclosure process, we gained 100% ownership of THS and certain ESA assets. Based upon an analysis of the liquidation value of the ESA assets and the enterprise value of THS, our Board of Directors reaffirmed the fair value of our investment in ICS at $5,000 at June 30, 2009, a reduction of $11,652 from its amortized cost, compared to the $11,464 unrealized loss recorded at June 30, 2008.

Yatesville Coal Holdings, Inc.

All of our coal holdings have been consolidated under common management in Yatesville. Yatesville began to show improvement after the consolidation of the coal holdings, but the company exhausted its permitted reserves in December 2008 and has not had any meaningful revenue stream since. Yatesville’s management continues to pursue additional mine permits and received its first new permit in May 2009 for approximately 650,000 tons. Yatesville has elected not to begin production from its new permit and is investigating alternative revenue streams. These actions have been complicated and impacted by an environment where coal prices are depressed from historical norms. We continue to evaluate strategies for Yatesville such as selling unneeded equipment and reserves. During the year ended June 30, 2009, we provided additional funding of $9,284 to Yatesville to fund ongoing operations and received back $815 on our loan. Our Board of Directors, upon recommendation from senior management, has set the value of the Yatesville investment at $13,097 at June 30, 2009, a reduction of $35,793 from its amortized cost, compared to the $14,694 unrealized loss recorded at June 30, 2008.

Change Clean Energy Holdings Inc. and Change Clean Energy, Inc., f/k/a Worcester Energy Partners, Inc.

Change Clean Energy, Inc. (“CCEI”) is under enhanced review by our senior management team due to poor operating results. In March 2009 CCEI ceased operations temporarily as it was not economically feasible to make a profit based on the cost of materials and the price being paid for electricity. During that quarter, we determined that it was appropriate to institute foreclosure proceedings against the co-borrowers of our debt to take full control of the assets. In anticipation of such proceedings CCEHI was established and on March 11, 2009, the foreclosure was completed and the assets were assigned to a wholly owned subsidiary of CCEHI. During the year ended June 30, 2009, we provided additional funding of $5,250 to CCEI and $694 to CCEHI to fund ongoing operations. CCEI currently has no material operations. We have determined that the current impairment at both CCEI and CCEHI is other than temporary and have recognized a realized loss of $41,134 for the year ended June 30, 2009, which is the amount by which the amortized cost exceeded the fair value at June 30, 2009 of $2,530, as set by our Board of Directors. We had recorded an unrealized loss of $22,141 at June 30, 2008.

Capitalization

Our investment activities are capital intensive and the availability and cost of capital is a critical component of our business. We capitalize our business with a combination of debt and equity. Our debt is currently consists of a revolving credit facility availing us of the ability to borrow debt subject to borrowing base determinations and our equity capital is currently comprised entirely of common equity.

On June 25, 2009, we completed a first closing on an expanded $250,000 syndicated revolving credit facility (the “Facility”). The new Facility, for which lenders have closed on $195,000 to date, includes an accordion feature which allows the Facility to accept up to an aggregate total of $250,000 of commitments for which we continue to solicit additional commitments from other lenders for the additional $55,000. The revolving period of the Facility extends through June 2010, with an additional one year amortization period after the completion of the revolving period.

As of June 30, 2009 and 2008, we had $124,800 and $91,167 of borrowings outstanding under our credit facility, respectively. Interest on borrowings under the credit facility was one-month Libor plus 250 basis points prior to June 25, 2009, increasing to one-month Libor plus 400 basis points, subject to a minimum Libor floor of 200 basis points after that date. The maintenance of this facility requires us to pay a fee for the amount not drawn upon. Prior to June 25, 2009, this fee was assessed at the rate of 37.5 basis points per annum of the amount of that unused portion, after that date this rate increased to 100 basis points per annum. The following table shows the facility amounts and outstanding borrowings at June 30, 2009 and June 30, 2008:

	June 30, 2009		June 30, 2008
	Facility	Amount	Facility	Amount
	Amount	Outstanding	Amount	Outstanding

Revolving Credit Facility	$175,000	$124,800	$200,000	$91,167

	Payments Due by Period
	Less Than		More Than
	1 Year	1-3 Years	3 Years

Revolving Credit Facility	$—	$124,800	$—

During the year ended June 30, 2009, we completed three stock offerings and raised $100,304 of additional equity by issuing 12,942,500 shares of our common stock below net asset value diluting shareholder value by $2.06 per share. The following table shows the calculation of net asset value per share as of June 30, 2009 and June 30, 2008:

	As of June 30, 2009		As of June 30, 2008

Net Assets	$532,596		$429,623
Shares of common stock outstanding	42,943,084		29,520,379
Net asset value per share	$12.40	(1)	$14.55

(1)	Our most recently estimated NAV per share is $11.22 on an as adjusted basis solely to give effect to our payment of the July dividend recorded on ex-dividend date of July 6, 2009 and issuance of common shares on July 20, 2009 in connection with our dividend reinvestment plan, and issuances on July 7, 2009, August 20, 2009 and September 24, 2009 in an underwritten common and two unregistered direct common stock offerings, respectively, versus $12.40 determined by us as of June 30, 2009. NAV as of September 30, 2009 may be higher or lower than $11.22 based on potential changes in valuations. Our Board of Directors has not yet determined the fair value of portfolio investments subsequent to June 30, 2009. Our Board of Directors determines the fair value of our portfolio investments on a quarterly basis in connection with the preparation of quarterly financial statements and based on input from an independent valuation firm, our Investment Advisor and the audit committee of our Board of Directors.

At June 30, 2009, we had 42,943,084 shares of our common stock outstanding.

Results of Operations

Net increase in net assets resulting from operations for the years ended June 30, 2009, 2008 and 2007 was $35,104, $27,591 and $16,728, respectively, representing $1.11, $1.17 and $1.06 per weighted average share, respectively. During the year ended June 30, 2009, we experienced net unrealized and realized losses of $24,059 or approximately $0.76 per weighted average share primarily from the write-downs of our investments in CCEI and Yatesville. During the year ended June 30, 2008, we experienced net unrealized and realized losses of $17,522 or approximately $0.74 per weighted average share primarily from the sales of our investments in Advantage Oilfield Group and Central Illinois Energy at a loss. During the year ended June 30, 2007, we experienced net unrealized and realized losses of $6,403 or approximately $0.41 per weighted average share primarily from the write-downs of our investments in Advantage Oilfield Group.

While we seek to maximize gains and minimize losses, our investments in portfolio companies can expose our capital to risks greater than those we may anticipate as these companies are typically not issuing securities rated investment grade, have limited resources, have limited operating history, are generally private companies with limited operating information available and are likely to depend on a small core of management talents. Changes in any of these factors can have a significant impact on the value of the portfolio company.

Investment Income

We generate revenue in the form of interest income on the debt securities that we own, dividend income on any common or preferred stock that we own, and amortized loan origination fees on the structuring of new deals. Our investments, if in the form of debt securities, will typically have a term of one to ten years and bear interest at a fixed or floating rate. To the extent achievable, we will seek to collateralize our investments by obtaining security interests in our portfolio companies’ assets. We also may acquire minority or majority equity interests in our portfolio companies, which may pay cash or in-kind dividends on a recurring or otherwise negotiated basis. In addition, we may generate revenue in other forms including prepayment penalties and possibly consulting fees. Any such fees generated in connection with our investments are recognized as earned.

Investment income, which consists of interest income, including accretion of loan origination fees and prepayment penalty fees, dividend income and other income, including settlement of net profits interests, overriding royalty interests and structuring fees, was $100,481, $79,402, and $40,681 for the years ended

June 30, 2009, June 30, 2008 and June 30, 2007, respectively. Drivers of these increases include increased assets generating increased interest and dividend income along with increased income from royalty and settlement of net profits interests. The following table describes the various components of investment income and the related levels of debt investments:

	Year Ended	Year Ended	Year Ended
	June 30, 2009	June 30, 2008	June 30, 2007

Interest income	$62,926	$59,033	$30,084
Dividend income	22,793	12,033	6,153
Other income	14,762	8,336	4,444

Total investment income	$100,481	$79,402	$40,681

Average debt principal of investments	$525,144	$397,913	$172,605

Weighted-average interest rate earned	12.0%	14.8%	17.4%

Total investment income has increased from $40,681 for the year ended June 30, 2007 to $79,402 for the year ended June 30, 2008 to $100,481 for the year ended June 30, 2009. Investment income has been increasing as we continue to deploy the additional capital, raised in both debt and equity offerings, in revenue-producing assets.

Average interest income producing assets have increased from $172,605 for the year ended June 30, 2007 to $397,913 for the year ended June 30, 2008 to $525,144 for the year ended June 30, 2009. While we have been able to increase the gross amount of interest income, average yields on interest bearing assets have decreased from 17.4% for the year ended June 30, 2007 to 14.8% for the year ended June 30, 2008 to 12.0% for the year ended June 30, 2009. These decreases are the result of our increasing our asset mix in financings with private equity sponsors. We believe that such financings offer less risk, and consequently lower yields, due, in part, to lesser risk to our capital resulting from larger equity at risk underneath our capital. Holding these types of investments has allowed us to more effectively utilize our credit facility to finance such assets at an average rate of 3.8% for the year ended June 30, 2009. Additionally, during the year ended June 30, 2009, interest of $18,746 was foregone on non-accrual debt investments compared to $3,449 and $1,270 of foregone interest for the year ended June 30, 2008 and June 30, 2007, respectively. Without these adjustments, the weighted average interest rates earned on debt investments would have been 15.6%, 15.7% and 18.2% for the years ended June 30, 2009, 2008 and 2007, respectively.

Investment income is also generated from dividends and other income. Dividend income has grown significantly from $6,153 for the year ended June 30, 2007 to $12,033 for the year ended June 30, 2008 to $22,793 for the year ended June 30, 2009. We have received dividends from our investments in GSHI, R-V, Ajax, C&J and NRG. The increase in dividend income is mostly attributable to dividends received from our investment in GSHI, which were $9,450 and $20,500 during the years ended June 30, 2008 and June 30, 2009, respectively.

Other income has come primarily from structuring fees, overriding royalty interests, and settlement of net profits interests. Income from other sources has grown significantly from $4,444 for the year ended June 30, 2007 to $8,336 for the year ended June 30, 2008 to $14,762 for the year ended June 30, 2009. During the year ended June 30, 2008 we received royalty income and settlement of net profits interest of $2,984 in the aggregate related to Ken-Tex Energy Corp, and $4,751 of structuring fees related to Ajax, H&M and various other portfolio investments.

Operating Expenses

Our primary operating expenses consist of investment advisory fees (base and incentive fees), credit facility costs, legal and professional fees and other operating and overhead-related expenses. These expenses include our allocable portion of overhead under the Administration Agreement with Prospect Administration under which Prospect Administration provides administrative services and facilities for us. Our investment advisory fees compensate our Investment Adviser for its work in identifying, evaluating, negotiating, closing and monitoring our investments. We bear all other costs and expenses of our operations and transactions in accordance with our Administration Agreement with Prospect Administration. Operating expenses were $41,318, $34,289 and $17,550 for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively.

The base investment advisory expenses were $11,915, $8,921 and $5,445 for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively. These increases are directly related to our growth in total assets. $14,790, $11,278 and $5,781 in income incentive fees were earned for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively. The increases in the income incentive fees are driven by our stronger performance with respect to net investment income as evidenced by net operating income ratios of 13.14%, 12.66% and 9.71% for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively. No capital gains incentive fee has yet been incurred pursuant to the Investment Advisory Agreement.

During the years ended June 30, 2009, June 30, 2008 and June 30, 2007, we incurred $6,161, $6,318 and $1,903, respectively, of expenses related to our credit facilities. These expenses are related directly to the leveraging capacity put into place for each of those years and the levels of indebtedness actually undertaken in those years. The table below describes the various credit facility expenses and the related indicators of leveraging capacity and indebtedness.

	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	June 30,
	2009	2008	2007

Interest expense	$5,075	$5,104	$357
Amortization of deferred financing costs	759	726	1,264
Commitment and other fees	327	488	282

Total	$6,161	$6,318	$1,903

Weighted average debt outstanding	$132,013	$90,032	$4,282

Weighted average interest rate	3.84%	5.67%	8.37%

Facility amount at beginning of year	$200,000	$200,000	$30,000

The decrease in our interest rate incurred is primarily due to a decrease in average LIBOR of approximately 1.44% for the year ended June 30, 2009 in comparison to 4.08% and 5.33% for the years ended June 30, 2008 and 2007, respectively. This decrease is partially offset by an increase of 125 basis points in our current borrowing rate effective November 14, 2008.

As our asset base has grown and we have added complexity to our capital raising activities, due, in part, to our securitization credit facility initiated in June 2007, we have commensurately increased the size of our administrative and financial staff, accounting for a significant increase in the overhead allocation from Prospect Administration. Over the last year, Prospect Administration has added several additional staff members, including a senior finance professional, a treasurer, a corporate counsel and other finance professionals. As our portfolio continues to grow, we expect to continue to increase the size of our administrative and financial staff on a basis that provides increasing returns to scale. However, initial investments in administrative and financial staff may not provide returns to scale immediately, perhaps not until the portfolio increases to a greater size. Other allocated expenses from Prospect Administration have, as expected, increased alongside with the increase in staffing and asset base.

Legal costs decreased significantly from $2,503 for the year ended June 30, 2008 to $947 for the year ended June 30, 2009 as there were reduced costs for litigation.

Net Investment Income, Net Realized Gains (Loss), Increase (Decrease) in Net Assets from Net Changes in Unrealized Appreciation/Depreciation and Net Increase in Net Assets Resulting from Operations

Our net investment income was $59,163, $45,113 and $23,131 for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively. Net investment income represents the difference between investment income and operating expenses and is directly impacted by the items described above.

Net realized (losses) gains were ($39,078), ($16,222) and $1,949 for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively. On June 30, 2009, we determined that the impairment of the CCEHI investment was other than temporarily impaired and recognized a realized loss for the amount by which the amortized cost exceeded the current fair value. This loss was partially offset by realized gains from sales of the Arctic warrants and Deep Down common stock. The net realized loss of $16,222 sustained in the year ended June 30, 2008 was due mainly to the sale of Charlevoix and Advantage Oilfield Group Ltd. (“AOG”) while the $1,949 realized gain registered for the year ended June 30, 2007 is attributable to the sale of Evolution Petroleum Corporation.

Increase (decrease) in net assets from changes in unrealized appreciation/depreciation was $15,019, ($1,300) and ($8,352) for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively. For the year ended June 30, 2009, the net unrealized appreciation was driven by significant write-ups of our investments in AGC, GSHI, NRG, R-V, Shearer’s and Stryker, and by the disposition of previously written-down investment in CCEI mentioned above, which, in turn, were offset by significant write-downs our investments in Ajax, AEH, Conquest, Deb Shops, Iron Horse and Yatesville as well as the elimination of the unrealized appreciation resulting from the sale of Deep Down mentioned above. For the year ended June 30, 2008, $1,300 of the decrease in net assets from the net change in unrealized appreciation/depreciation was driven by significant write-downs in our investments in ICS, WECO, and Yatesville partially offset by the write-up for our investment in GSHI and by the disposition of previously written-down investments in AOG and ESA. For the year ended June 30, 2007, $8,352 of the decrease in net assets from such changes is attributable to significant write-downs of our investments in AOG, ESA, Unity Virginia Holdings LLC and Whymore Coal Company Inc. which, in turn, were slightly offset by a significant write-up in the value for GSHI.

Financial Condition, Liquidity and Capital Resources

Our cash flows used in operating activities totaled ($74,000), ($204,025) and ($143,890) for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively. Financing activities provided cash flows of $83,387, $204,580 and $143,890 for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively. Dividends paid and declared were $43,257, $24,915 and $21,634 for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively.

Our primary uses of funds have been to add to our investments in our portfolio companies, to add new companies to our investment portfolio, and to make cash distributions to holders of our common stock.

We have funded and may continue to fund a portion of our cash needs through borrowings from banks, issuances of senior securities or secondary offerings. We may also securitize a portion of our investments in mezzanine or senior secured loans or other assets. Our objective is to put in place such borrowings in order to enable us to expand our portfolio. At June 30, 2009, we had a $175,000 revolving credit facility on which $124,800 was outstanding.

On September 6, 2007, our Registration Statement on Form N-2 was declared effective by the SEC. At June 30, 2009, under the Registration Statement, we had remaining availability to issue up to approximately $248,700 of our equity securities over the next 14 months. In July 2009 and August 2009, we issued an additional $46,580 and $29,322, respectively, in common stock, reducing the remaining availability to approximately $172,800.

We also continue to generate liquidity through stock offerings and the realization of portfolio investments. On March 19, 2009, April 27, 2009, May 26, 2009, and July 7, 2009, we completed public stock offerings for 1,500,000 shares, 3,680,000 shares, 7,762,500 shares, and 5,175,000 shares, of our common stock at $8.20 per share, $7.75 per share, $8.25 per share, $9.00 per share, raising $12,300, $28,520, $64,040, and $46,580 of gross proceeds, respectively. On August 20, 2009 and September 24, 2009 we issued 3,449,686 and 2,807,111 shares at $8.50 and $9.00 per share in private stock offerings generating $29,322 and $25,264 of gross proceeds, respectively, from the offering. Concurrent with the sale of these shares, we entered into registration rights agreements in which we granted the purchasers certain registration rights with respect to the shares. Under the terms and conditions of the registration rights agreements, we will use our reasonable best efforts to file with the SEC within sixty (60) days a post-effective amendment to the registration statement on Form N-2 and will also use our reasonable best efforts to cause such post-effective amendment to be declared effective by the SEC within one hundred twenty (120) days. Under the registration rights agreements, we may be obligated to make liquidated damages payments to holders upon certain events.

Off-Balance Sheet Arrangements

At June 30, 2009, we did not have any off-balance sheet liabilities or other contractual obligations that are reasonably likely to have a current or future material effect on our financial condition, other than those which originate from 1) the investment advisory and management agreement and the administration agreement and 2) the portfolio companies.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of June 30, 2009. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009 based upon criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, management determined that the Company’s internal control over financial reporting was effective as of June 30, 2009 based on the criteria on Internal Control — Integrated Framework issued by COSO. There were no changes in our internal control over financial reporting during the quarter ended June 30, 2009 that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of June 30, 2009 has been audited by BDO Seidman LLP, an independent registered public accounting firm, as stated in their report which appears in the 10-K.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from selling Securities pursuant to this prospectus initially to maintain balance sheet liquidity and thereafter to make long-term investments in accordance with our investment objective. A supplement to this prospectus relating to each offering will provide additional detail, to the extent known at the time, regarding the use of the proceeds from such offering including any intention to utilize proceeds to pay expenses in order to avoid sales of long-term assets.

We anticipate that substantially all of the net proceeds of an offering of Securities pursuant to this prospectus will be used for the above purposes within six months, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. In addition, we expect that there will be several offerings pursuant to this prospectus; we expect that substantially all of the proceeds from all offerings will be used within three years. Pending our new investments, we plan to invest a portion of net proceeds in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment and other general corporate purposes. The management fee payable by us will not be reduced while our assets are invested in such securities. See “Regulation — Temporary Investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

FORWARD-LOOKING STATEMENTS

Our annual report on Form l0-K for the year ended June 30, 2009, any of our quarterly reports on Form 10-Q or current reports on Form 8-K, or any other oral or written statements made in press releases or otherwise by or on behalf of Prospect Capital Corporation including this prospectus may contain forward looking statements within the meaning of the Section 21E of the Securities Exchange Act of 1934, as amended, which involve substantial risks and uncertainties. Forward looking statements predict or describe our future operations, business plans, business and investment strategies and portfolio management and the performance of our investments and our investment management business. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs, and our assumptions. Words such as “intends,” “intend,” “intended,” “goal,” “estimate,” “estimates,” “expects,” “expect,” “expected,” “project,” “projected,” “projections,” “plans,” “seeks,” “anticipates,” “anticipated,” “should,” “could,” “may,” “will,” “designed to,” “foreseeable future,” “believe,” “believes” and “scheduled” and variations of these words and similar expressions are intended to identify forward-looking statements. Our actual results or outcomes may differ materially from those anticipated. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statement was made. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. These forward-looking statements do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

•	our future operating results,

•	our business prospects and the prospects of our portfolio companies,

•	the impact of investments that we expect to make,

•	the dependence of our future success on the general economy and its impact on the industries in which we invest,

•	the ability of our portfolio companies to achieve their objectives,

•	difficulty in obtaining financing or raising capital, especially in the current credit and equity environment,

•	the level and volatility of prevailing interest rates and credit spreads, magnified by the current turmoil in the credit markets,

•	adverse developments in the availability of desirable loan and investment opportunities whether they are due to competition, regulation or otherwise,

•	a compression of the yield on our investments and the cost of our liabilities, as well as the level of leverage available to us,

•	our regulatory structure and tax treatment, including our ability to operate as a business development company and a regulated investment company;

•	the adequacy of our cash resources and working capital;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the ability of our investment adviser to locate suitable investments for us and to monitor and administer our investments,

•	authoritative generally accepted accounting principles or policy changes from such standard-setting bodies as the Financial Accounting Standards Board, the Securities and Exchange Commission, Internal

Revenue Service, the New York Stock Exchange, and other authorities that we are subject to, as well as their counterparts in any foreign jurisdictions where we might do business; and

•	the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in this prospectus and in our filings with the SEC.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. Important assumptions include our ability to originate new loans and investments, certain margins and levels of profitability and the availability of additional capital. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

DISTRIBUTIONS

We have paid and intend to continue to distribute quarterly distributions to our stockholders out of assets legally available for distribution. Our distributions, if any, will be determined by our Board of Directors. Certain amounts of the quarterly distributions may from time to time be paid out of our capital rather than from earnings for the quarter as a result of our deliberate planning or by accounting reclassifications.

In order to maintain RIC tax treatment, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of the assets legally available for distribution. In order to avoid certain excise taxes imposed on RICs, we are required to distribute with respect to each calendar year by January 31 of the following year an amount at least equal to the sum of

•	98% of our ordinary income for the calendar year,

•	98% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year, and

•	any ordinary income and net capital gains for preceding years that were not distributed during such years.

In December 2008, our Board of Directors elected to retain excess profits generated in the quarter ended September 30, 2008 and pay a 4% excise tax on such retained earnings. This tax of $533,000 was paid in the quarter ending March 31, 2009.

In addition, although we currently intend to distribute realized net capital gains (which we define as net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may decide in the future to retain such capital gains for investment. In such event, the consequences of our retention of net capital gains are as described under “Material U.S. Federal Income Tax Considerations.” We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we may be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend, then stockholders’ cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash dividends. See “Dividend Reinvestment Plan.” To the extent prudent and practicable, we intend to declare and pay dividends on a quarterly basis.

With respect to the dividends paid to stockholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies were treated as taxable income and accordingly, distributed to stockholders. For the fiscal year ended June 30, 2008, we declared total dividends of approximately $39.5 million.

Tax characteristics of all distributions will be reported to stockholders, as appropriate, on Form 1099-DIV after the end of the year. Our ability to pay distributions could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants.

The following table lists the quarterly distributions per share since shares of our common stock began being regularly quoted on The NASDAQ Global Select Market:

Date Declared	Record Date	Payment Date	Per Share	Amount

11/11/2004	12/10/2004	12/30/2004	$0.100	$705,510
2/9/2005	3/11/2005	3/31/2005	$0.125	$881,888
4/21/2005	6/10/2005	6/30/2005	$0.150	$1,058,265
9/15/2005	9/22/2005	9/29/2005	$0.200	$1,411,020
12/12/2005	12/22/2005	12/29/2005	$0.280	$1,975,428
3/15/2006	3/24/2006	3/31/2006	$0.300	$2,116,530
6/14/2006	6/23/2006	6/30/2006	$0.340	$2,401,060
7/31/2006	9/22/2006	9/29/2006	$0.380	$4,858,879
12/15/2006	12/29/2006	1/5/2007	$0.385	$7,263,926
3/14/2007	3/23/2007	3/30/2007	$0.3875	$7,666,837
6/14/2007	6/22/2007	6/29/2007	$0.390	$7,752,900
9/6/2007	9/19/2007	9/28/2007	$0.3925	$7,830,008
12/18/2007	12/28/2007	1/7/2008	$0.395	$9,369,850
3/6/2008	3/31/2008	4/16/2008	$0.400	$10,468,455
6/19/2008	6/30/2008	7/16/2008	$0.40125	$11,845,052
9/16/2008	9/30/2008	10/16/2008	$0.4025	$11,881,953
12/19/2008	12/31/2008	1/20/2008	$0.40375	$11,966,313
3/24/2009	3/31/2009	4/20/2009	$0.405	$12,670,882
6/23/2009	7/8/2009	7/20/2009	$0.40625	$19,547,972

9/28/2009	10/8/2009	10/19/2009	$0.40750	$22,278,903

Total Declared				$155,951,631

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “PSEC.” The following table sets forth, for the periods indicated, our net asset value per share of common stock and the high and low sales prices per share of our common stock as reported on The NASDAQ Global Select Market. Our common stock historically trades at prices both above and below its NAV. There can be no assurance, however, that such premium or discount, as applicable, to NAV will be maintained.

				Premium	Premium
				(Discount)	(Discount)
	Stock Price			of High to	of Low to	Dividend
	NAV(1)	High(2)	Low(2)	NAV	NAV	Declared

Twelve Months Ending June 30, 2005
First quarter	$13.67	$15.45	$14.42	13.0%	5.5%	—
Second quarter	13.74	15.15	11.63	10.3%	(15.4)%	$0.100
Third quarter	13.74	13.72	10.61	(0.1)%	(22.8)%	0.125
Fourth quarter	14.59	13.47	12.27	(7.7)%	(15.9)%	0.150
Twelve Months Ending June 30, 2006
First quarter	$14.60	$13.60	$11.06	(6.8)%	(24.2)%	$0.200
Second quarter	14.69	15.46	12.84	5.2%	(12.6)%	0.280
Third quarter	14.81	16.64	15.00	12.4%	1.3%	0.300
Fourth quarter	15.31	17.07	15.83	11.5%	3.4%	0.340
Twelve Months Ending June 30, 2007
First quarter	$14.86	$16.77	$15.30	12.9%	3.0%	$0.380
Second quarter	15.24	18.79	15.60	23.3%	2.4%	0.385
Third quarter	15.18	17.68	16.40	16.5%	8.0%	0.3875
Fourth quarter	15.04	18.68	16.91	24.2%	12.4%	0.390
Twelve Months Ending June 30, 2008
First quarter	$15.08	$18.68	$14.16	23.9%	(6.1)%	$0.3925
Second quarter	14.58	17.17	11.22	17.8%	(23.0)%	0.395
Third quarter	14.15	16.00	13.55	13.1%	(4.2)%	0.400
Fourth quarter	14.55	16.12	13.18	10.8%	(9.4)%	0.40125
Twelve Months Ending June 30, 2009
First quarter	$14.63	$14.24	$11.12	(2.7)%	(24.0)%	$0.4025
Second quarter	14.43	13.08	6.29	(9.4)%	(56.4)%	0.40375
Third quarter	14.19	12.89	6.38	(9.2)%	(55.0)%	0.405
Fourth quarter	12.40	10.48	7.95	(15.5)%	(35.9)%	0.40625
Twelve Months Ending June 30, 2010
First quarter	(3)(4)	$10.99	$8.82	(4)	(4)	$0.4075
Second quarter (to 10/2/09)	(3)(4)	10.77	10.72	(4)	(4)	(5)

(1)	Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high or low sales price. The NAVs shown are based on outstanding shares at the end of each period.

(2)	The High/Low Stock Price is calculated as of the closing price on a given day in the applicable quarter.

(3)	Our most recently determined NAV per share was $12.40 as of June 30, 2009 ($11.22 on an as adjusted basis solely to give effect to dividends paid on July 20, 2009 and our issuances of common shares on July 20, 2009 in connection with our dividend reinvestment plan, on July 7, 2009 in an underwritten common stock offering and on August 20, 2009 and September 24, 2009 in private stock offerings). NAV as of September 30, 2009 may be higher or lower than $11.22 based on potential changes in valuations as of September 30, 2009.

(4)	NAV has not yet been finally determined for any day after June 30, 2009.

(5)	The dividend for the second quarter of 2010 will be declared in December 2009.

On August 31, 2009, the last reported sales price of our common stock was $10.20 per share. As of August 31, 2009, we had approximately 58 stockholders of record.

BUSINESS

General

We are a financial services company that primarily lends to and invests in middle market privately-held companies. We are a closed-end investment company that has filed an election to be treated as a business development company under the Investment Company Act of 1940, or the 1940 Act. We invest primarily in senior and subordinated debt and equity of companies in need of capital for acquisitions, divestitures, growth, development, project financing and recapitalization. We work with the management teams or financial sponsors to seek investments with historical cash flows, asset collateral or contracted pro-forma cash flows.

On July 27, 2004, we completed our initial public offering, or IPO, and sold 7 million shares of common stock at a price of $15.00 per share, less underwriting discounts and commissions totaling $1.05 per share. An additional 55,000 shares were issued through the exercise of an over-allotment option with respect to the IPO on August 27, 2004. Since the IPO and the exercise of the related over-allotment option, we have made eleven other share offerings and six related over-allotment options resulting in the issuance of 43,493,836 shares at prices ranging from $7.75 to $17.70. The most recent offering was completed on September 24, 2009 pursuant to which the Company sold 2,807,111 at an unregistered direct price of $9.00 per share.

On August 3, 2009, we announced that we had entered into a definitive agreement to acquire Patriot Capital Funding, Inc. (NASDAQ: PCAP) (“Patriot”) for approximately $197 million comprised of our common stock and cash to repay all Patriot debt, anticipated to be $110.5 million when the acquisition closes. Our common shares will be exchanged at a ratio of approximately 0.3992 for each Patriot share, or 8,616,467 shares of our common stock for 21,584,251 Patriot shares, with such exchange ratio decreased for any tax distributions Patriot may declare before closing. In return, we will acquire assets with an amortized cost of approximately $311 million for approximately $197 million, based on an estimate of our common stock price of $10 per share and the anticipated debt outstanding at the closing, for which the value of either may change prior to the closing. We, in conjunction with an independent valuation agent, have determined that the fair value of the assets is approximate to the anticipated purchase price and do not anticipate recording any material gain on the consummation of the transaction.

Our headquarters are located at 10 East 40th Street, 44th Floor, New York, NY 10016, and our telephone number is (212) 448-0702. Our investment adviser is Prospect Capital Management LLC.

Our Investment Objective and Policies

Our investment objective is to generate both current income and long-term capital appreciation through debt and equity investments. We focus on making investments in private companies, and many of our investments are in energy companies. We are a non-diversified company within the meaning of the 1940 Act.

Typically, we concentrate on making investments in companies with annual revenues of less than $500 million and enterprise values of less than $250 million. Our typical investment involves a secured loan of less than $50 million with some form of equity participation. From time to time, we acquire controlling interests in companies in conjunction with making secured debt investments in such companies. In most cases, companies in which we invest are privately held at the time we invest in them. We refer to these companies as “target” or “middle market” companies and these investments as “middle market investments.”

We seek to maximize returns and protect risk for our investors by applying rigorous analysis to make and monitor our investments. While the structure of our investments varies, we can invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants and other instruments, many of which generate current yield. Our investments primarily range between approximately $5 million and $50 million each, although this investment size may vary as the size of our capital base changes.

While our primary focus is to seek current income through investment in the debt and/or dividend-paying equity securities of eligible privately-held, thinly-traded or distressed companies and long-term capital appreciation by acquiring accompanying warrants, options or other equity securities of such companies, we may invest up to 30% of the portfolio in opportunistic investments in order to seek enhanced returns for stockholders. Such investments may include investments in the debt and equity instruments of broadly-traded public companies. We expect that these public companies generally will have debt securities that are non-investment grade. Within this 30% basket, we may also invest in debt and equity securities of companies located outside of the United States.

Our investments may include other equity investments, such as warrants, options to buy a minority interest in a portfolio company, or contractual payment rights or rights to receive a proportional interest in the operating cash flow or net income of such company. When determined by our Investment Adviser to be in our best interest, we may acquire a controlling interest in a portfolio company. Any warrants we receive with our debt securities may require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We have structured, and will continue to structure, some warrants to include provisions protecting our rights as a minority-interest or, if applicable, controlling-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. In many cases, we obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.

We plan to hold many of our investments to maturity or repayment, but will sell our investments earlier if a liquidity event takes place, such as the sale or recapitalization of a portfolio company, or if we determine a sale of one or more of our investments to be in our best interest.

We have qualified and elected to be treated for U.S. Federal income tax purposes as a Registered Investment Company (“RIC”) under Subchapter M of the Code. As a RIC, we generally do not have to pay corporate-level U.S. Federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To continue to qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to qualify for RIC tax treatment we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses.

For a discussion of the risks inherent in our portfolio investments, see “Risk Factors — Risks Relating to our Investments.”

Industry Sectors

We have invested significantly in industrial and energy related companies. However, we continue to widen our focus in other sectors of the economy to diversify our portfolio holdings. The energy industry consists of companies in the direct energy value chain as well as companies that sell products and services to, or acquire products and services from, the direct energy value chain. In this report, we refer to all of these companies as “energy companies” and assets in these companies as “energy assets.” The categories of energy companies in this chain are described below. The direct energy value chain broadly includes upstream businesses, midstream businesses and downstream businesses:

•	Upstream businesses find, develop and extract energy resources, including natural gas, crude oil and coal, which are typically from geological reservoirs found underground or offshore, and agricultural products.

•	Midstream businesses gather, process, refine, store and transmit energy resources and their by products in a form that is usable by wholesale power generation, utility, petrochemical, industrial and gasoline customers.

•	Downstream businesses include the power and electricity segment as well as businesses that process, refine, market or distribute hydrocarbons or other energy resources, such as customer-ready natural gas, propane and gasoline, to end-user customers.

Ongoing Relationships with Portfolio Companies

Monitoring

Prospect Capital Management monitors our portfolio companies on an ongoing basis. Prospect Capital Management will continue to monitor the financial trends of each portfolio company to determine if it is meeting its business plan and to assess the appropriate course of action for each company.

Prospect Capital Management employs several methods of evaluating and monitoring the performance and value of our investments, which may include, but are not limited to, the following:

•	Assessment of success in adhering to the portfolio company’s business plan and compliance with covenants;

•	Regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;

•	Attendance at and participation in board meetings of the portfolio company; and

•	Review of monthly and quarterly financial statements and financial projections for the portfolio company.

Investment Valuation

Our Board of Directors has established procedures for the valuation of our investment portfolio. These procedures are detailed below. Investments for which market quotations are readily available are valued at such market quotations.

For most of our investments, market quotations are not available. With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

1) Each portfolio company or investment is reviewed by our investment professionals with the independent valuation firm engaged by our Board of Directors;

2) the independent valuation firm conducts independent appraisals and makes their own independent assessment;

3) the audit committee of our Board of Directors reviews and discusses the preliminary valuation of our Investment Adviser and that of the independent valuation firm; and

4) the Board of Directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our Investment Adviser, the respective independent valuation firm and the audit committee.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”, or FAS 157. FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. We have adopted this statement on a prospective basis beginning in the quarter ended September 30, 2008. Adoption of this statement did not have a material impact on our financial statements for the year ended June 30, 2009.

FAS 157 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1:  Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical for similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3:  Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The changes to generally accepted accounting principles from the application of FAS 157 relate to the definition of fair value, framework for measuring fair value, and the expanded disclosures about fair value measurements. FAS 157 applies to fair value measurements already required or permitted by other standards. In accordance with FAS 157, the fair value of our investments is defined as the price that we would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market in which that investment is transacted.

For a discussion of the risks inherent in determining the value of securities for which readily available market values do not exist, see “Risk Factors — Risks relating to our business — Most of our portfolio investments are recorded at fair value as determined in good faith by our Board of Directors and, as a result, there is uncertainty as to the value of our portfolio investments.”

Valuation of Other Financial Assets and Financial Liabilities

In February 2007, FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. We have adopted this statement on July 1, 2008 and have elected not to value some assets and liabilities at fair value as would be permitted by SFAS 159.

The Investment Adviser

Prospect Capital Management manages our investments as our investment adviser. Prospect Capital Management is a Delaware limited liability corporation that has been registered as an investment adviser under the Advisers Act since March 31, 2004. Prospect Capital Management is led by John F. Barry III and M. Grier Eliasek, two senior executives with significant investment advisory and business experience. Both Messrs. Barry and Eliasek spend a significant amount of their time in their roles at Prospect Capital Management working on the Company’s behalf. The principal executive offices of Prospect Capital Management are 10 East 40th Street, 44th Floor, New York, NY 10016. We depend on the diligence, skill and network of business contacts of the senior management of our Investment Adviser. We also depend, to a significant extent, on our Investment Adviser’s investment professionals and the information and deal flow generated by those investment professionals in the course of their investment and portfolio management activities. The Investment Adviser’s senior management team evaluates, negotiates, structures, closes, monitors and services our investments. Our future success depends to a significant extent on the continued service of the senior management team, particularly John F. Barry III and M. Grier Eliasek. The departure of any of the senior managers of our Investment Adviser could have a materially adverse effect on our ability to achieve our investment objective. In addition, we can offer no assurance that Prospect Capital Management will remain our Investment Adviser or that we will continue to have access to its investment professionals or its information and deal flow. Under our Investment Advisory Agreement, we pay Prospect Capital Management investment advisory fees, which consist of an annual base management fee based on our gross assets as well as a two-part incentive fee based on our performance. Mr. Barry currently controls Prospect Capital Management. See “Management — Management Services — Board of Directors approval of the Investment Advisory Agreement.”

As a business development company, we offer, and must provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may receive fees for these services. Such fees would not qualify as “good income” for purposes of the 90% income test that we must meet each year to qualify as a RIC. Prospect Administration provides such managerial assistance on our behalf to portfolio companies when we are required to provide this assistance.

Staffing

Mr. John F. Barry III, our chairman and chief executive officer, Mr. Grier Eliasek, our chief operating officer and president, and Mr. Brian H. Oswald, our chief financial officer, chief compliance officer, treasurer and secretary comprise our senior management. Over time, we expect to add additional officers and employees. Messrs. Barry and Eliasek each also serves as an officer of Prospect Administration and performs his respective functions under the terms of the Administration Agreement. Our day-to-day investment operations are managed by Prospect Capital Management. In addition, we reimburse Prospect Administration for our allocable portion of expenses incurred by it in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of our Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, Chief Compliance Officer, Treasurer and Secretary and their respective staffs. See “Management — Management Services — Administration Agreement.”

Properties

We do not own any real estate or other physical properties materially important to our operation. Our corporate headquarters are located at 10 East 40th Street, 44th Floor, New York, NY 10016, where we occupy an office space pursuant to the Administration Agreement.

Legal Proceedings

On December 6, 2004, Dallas Gas Partners, L.P. (“DGP”) served us with a complaint filed November 30, 2004 in the U.S. District for the Southern District of Texas, Galveston Division. DGP alleges that DGP was defrauded and that we breached our fiduciary duty to DGP and tortiously interfered with DGP’s contract to purchase Gas Solutions, Ltd. (a subsidiary of our portfolio company, GSHI) in connection with our alleged agreement in September 2004 to loan DGP funds with which DGP intended to buy Gas Solutions, Ltd. for approximately $26 million. The complaint sought relief not limited to $100 million. On November 30, 2005, U.S. Magistrate Judge John R. Froeschner of the U.S. District Court for the Southern District of Texas, Galveston Division, issued a recommendation that the court grant our Motion for Summary Judgment dismissing all claims by DGP. On February 21, 2006, U.S. District Judge Samuel Kent of the U.S. District Court for the Southern District of Texas, Galveston Division issued an order granting our Motion for Summary Judgment dismissing all claims by DGP, against us. On May 16, 2007, the Court also granted us summary judgment on DGP’s liability to us on our counterclaim for DGP’s breach of a release and covenant not to sue. On January 4, 2008, the Court, Judge Melinda Harmon presiding, granted our motion to dismiss all DGP’s claims asserted against certain of our officers and affiliates. On August 20, 2008, Judge Harmon entered a Final Judgment dismissing all of DGP’s claims. DGP appealed to the U.S. Court of Appeals for the Fifth

Circuit, which affirmed the Final Judgment on June 24, 2009. DGP has moved for rehearing. Our damage claims against DGP remain pending.

In May 2006, based in part on unfavorable due diligence and the absence of investment committee approval, we declined to extend a loan for $10 million to a potential borrower (“plaintiff”). Plaintiff was subsequently sued by its own attorney in a local Texas court for plaintiff’s failure to pay fees owed to its attorney. In December 2006, plaintiff filed a cross-action against us and certain of our affiliates (the “defendants”) in the same local Texas court, alleging, among other things, tortious interference with contract and fraud. We petitioned the United States District Court for the Southern District of New York (the “District Court”) to compel arbitration and to enjoin the Texas action. In February 2007, our motions were granted. Plaintiff appealed that decision. On July 24, 2008, the Second Circuit Court of Appeals affirmed the judgment of the District Court. The arbitration commenced in July 2007 and concluded in late November 2007. Post-hearing briefings were completed in February 2008. On April 14, 2008, the arbitrator rendered an award in our favor, rejecting all of plaintiff’s claims. On April 18, 2008, we filed a petition before the District Court to confirm the award. On October 8, 2008, the District Court granted the Company’s petition to confirm the award, confirmed the awards and subsequently entered judgment thereon in favor of the Company in the amount of $2.3 million. After filing a defective notice of appeal to the United States Court of Appeals for the Second Circuit on November 5, 2008, plaintiff’s counsel resubmitted a new notice of appeal on January 9, 2009. The plaintiff subsequently requested that the Company agree to stipulate to the withdrawal of plaintiff’s appeal to the Second Circuit. Such a stipulation was filed with the Second Circuit on or about April 14, 2009. Based on this stipulation, the Second Circuit issued a mandate terminating the appeal, which was transmitted to the District Court on April 23, 2009. Post-judgment discovery against plaintiff is continuing and we have filed a motion for sanctions against plaintiff’s counsel which is scheduled for argument on October 5, 2009.

We are involved in various investigations, claims and legal proceedings that arise in the ordinary course of our business. These matters may relate to intellectual property, employment, tax, regulation, contract or other matters. The resolution of such matters that may arise out of these investigations, claims and proceedings will be subject to various uncertainties and, even if such matters are without merit, could result in the expenditure of significant financial and managerial resources.

We are not aware of any other material pending legal proceeding, and no such material proceedings are contemplated to which we are a party or of which any of our property is subject.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of five directors, three of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Our Board of Directors elects our officers to serve for a one-year term and until their successors are duly elected and qualify, or until their earlier removal or resignation.

Board Of Directors And Executive Officers

Under our charter, our directors are divided into three classes. Directors are elected for a staggered term of three years each, with a term of office of one of the three classes of directors expiring each year. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting are elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

Directors and Executive Officers

Our directors and executive officers and their positions are set forth below. The address for each director and executive officer is c/o Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, NY 10016.

Independent Directors

Number of
Portfolios
		Term of	Principal	in Fund
	Position(s)	Office(1) and	Occupation(s)	Complex	Other Directorships
	Held with	Length of	During	Overseen	Held by
Name and Age	the Company	Time Served	Past 5 Years	by Director	Director(2)

Graham D.S. Anderson, 44	Director	Class I Director since September 2008; Term expires 2011	General Partner of Euclid SR Partners from 2000 to present. From 1996 to 2000, Mr. Anderson was a General Partner of Euclid Partners, the predecessor to Euclid SR Partners.	One	None
Eugene S. Stark, 51	Director	Class III Director since September 2008; Term expires 2010	Principal Financial Officer, Chief Compliance Officer and Vice President — Administration of General American Investors Company, Inc. from May 2005 to present. Prior to his role with General American Investors Company, Inc., Mr. Stark served as the Chief Financial Officer of Prospect Capital Corporation from January 2005 to April 2005. From May 1987 to December 2004 Mr. Stark served as Senior Vice President and Vice President with Prudential Financial, Inc.	One	None

Number of
Portfolios
		Term of	Principal	in Fund
	Position(s)	Office(1) and	Occupation(s)	Complex	Other Directorships
	Held with	Length of	During	Overseen	Held by
Name and Age	the Company	Time Served	Past 5 Years	by Director	Director(2)

Andrew C. Cooper, 47	Director	Class II Director since February 2009; Term expires 2009	Mr. Cooper is an entrepreneur, who over the last 11 years has founded, built, run and sold three companies. He is Co-Chief Executive Officer of Unison Site Management, Inc., a specialty finance company focusing on cell site easements, and Executive Director of Brand Asset Digital, a digital media marketing and distribution company. Prior to that, Mr. Cooper focused on venture capital and investment banking for Morgan Stanley for 14 years.	One	Unison Site Management, LLC, Brand Asset Digital, LLC and Aquatic Energy, LLC

(1)	Our Board of Directors is divided into three classes of directors serving staggered three-year terms. Mr. Anderson is a Class I director with a term that will expire in 2011, Mr. Eliasek is a Class II director with a term that will expire in 2009 and Mr. Barry and Mr. Stark are Class III directors with terms that will expire in 2010.

(2)	No director otherwise serves as a director of an investment company subject to the 1940 Act.

Interested Directors

Number of
		Term of	Principal	Portfolios
	Position(s)	Office(1) and	Occupation(s)	in Fund
	Held with	Length of	During	Complex Overseen by	Other Directorships
Name and Age	the Company	Time Served	Past 5 Years	Director	Held by Director(2)

John F. Barry III,(3) 57	Director, Chairman of the Board of Directors, and Chief Executive Officer	Class III Director since June 2004; Term expires 2010	Chairman and Chief Executive Officer of the Company; Managing Director and Chairman of the Investment Committee of Prospect Capital Management and Prospect Administration since June 2004; Managing Director of Prospect Capital Management.	One	None
M. Grier Eliasek,(3) 36	Director, President and Chief Operating Officer	Class II Director since June 2004; Term expires 2009	President and Chief Operating Officer of the Company, Managing Director of Prospect Capital Management and Prospect Administration	One	None

(1)	Our Board of Directors is divided into three classes of directors serving staggered three-year terms. Mr. Anderson is a Class I director with a term that will expire in 2011, Mr. Eliasek is a Class II director with a term that will expire in 2009 and Mr. Barry and Mr. Stark are Class III directors with terms that will expire in 2010.

(2)	No director otherwise serves as a director of an investment company subject to the 1940 Act.

(3)	Messrs. Barry and Eliasek are each considered an “interested person” under the 1940 Act by virtue of serving as one of our officers and having a relationship with Prospect Capital Management.

Information about Executive Officers who are not Directors

	Position(s) Held with		Principal Occupation(s)
Name and Age	the Company	Term of Office and Length of Time Served	During Past Five Years

Brian H. Oswald, 48	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary(1)	November 2008 to present as Chief Financial Officer and October 2008 to present as Chief Compliance Officer	Joined Prospect Administration as Managing Director in June 2008. Previously Managing Director in Structured Finance Group at GSC Group (2006 to 2008) and Chief Financial Officer at Capital Trust, Inc. (2003 to 2005)

(1)	Mr. William E. Vastardis was the Chief Compliance Officer until September 30, 2008. On October 1, 2008, Brian H. Oswald assumed this role and effective November 11, 2008, Mr. Oswald also assumed the roles of Chief Financial Officer and Treasurer, replacing Mr. Vastardis.

Independent Directors

Graham D.S. Anderson.  Mr. Anderson has served as General Partner of Euclid SR Partners from 1996 to present. Mr. Anderson currently serves as a member of the Board of Directors of Acurian, Inc. (a clinical trial recruitment company), FatWire Software Corp. (a web content management company), iJet Risk Management (an operational risk management information company), Plateau Systems Limited (a human capital management software company) and SkinMedica Inc. (a dermatology and cosmeceuticals company).

Andrew C. Cooper.  Mr. Cooper has 24 years of experience in growth company management, venture investing and investment banking. He has a wide range of operational, marketing, technology, and debt and equity capital raising expertise. Mr. Cooper is an entrepreneur, who over the last 11 years has founded, built, run and sold three companies. Prior to that, Mr. Cooper focused on venture capital and investment banking for Morgan Stanley for 14 years. He is Co-Chief Executive Officer of Unison Site Management, Inc., a specialty finance company focusing on cell site easements, and Executive Director of Brand Asset Digital, a digital media marketing and distribution company. His current Board appointments include Unison Site Management, LLC, Brand Asset Digital, LLC and Aquatic Energy, LLC.

Eugene S. Stark.  Mr. Stark has served as Principal Financial Officer, Chief Compliance Officer and Vice President — Administration of General American Investors Company, Inc. from May 2005 to present. Prior to his role with General American Investors Company, Inc., Mr. Stark served as the Chief Financial Officer of Prospect Capital Corporation from January 2005 to April 2005. From May 1987 to December 2004 Mr. Stark served as Senior Vice President (division level) and Vice President (corporate level) with Prudential Financial, Inc. in various financial management positions. Mr. Stark serves as a member of the Board of Directors of Prospect Capital Funding LLC, a wholly-owned subsidiary of the Company, and sits on the Board of Trustees and is a Member of the Finance Committee of Mount Saint Mary Academy.

Interested Directors

John F. Barry III.  Mr. Barry is chairman and chief executive officer of the Company and is a control person of Prospect Capital Management and a managing director of Prospect Administration. Mr. Barry is chairman of Prospect’s investment committee and has been an officer of Prospect since 1990. In addition to overseeing Prospect, Mr. Barry has served on the boards of directors of twelve private and public Prospect portfolio companies. Mr. Barry has served on the board of advisors of USEC Inc., a publicly-traded energy company. Mr. Barry has served as chairman and chief executive officer of Bondnet Trading Systems. From 1988 to 1989, Mr. Barry managed the investment bank of L.F. Rothschild & Company, focusing on private equity and debt financings for energy and other companies. From 1983 to 1988, Mr. Barry was a senior investment and merchant banker at Merrill Lynch & Co., where he was a founding member of the project finance group, executing more than $4 billion in energy and other financings. From 1979 to 1983, Mr. Barry was a corporate securities attorney at Davis Polk & Wardwell, where he advised energy companies and their commercial and investment bankers. From 1978 to 1979, Mr. Barry served as law clerk to Circuit Judge, formerly Chief Judge, J. Edward Lumbard of the U.S. Court of Appeals for the Second Circuit in New York City. Mr. Barry is chairman of the board of directors of the Mathematics Foundation of America, a non-profit foundation which enhances opportunities in mathematics education for students from diverse backgrounds. Mr. Barry received his JD cum laude from Harvard Law School, where he was an editor of the Harvard Law Review, and his Bachelor of Arts magna cum laude from Princeton University, where he was a University Scholar.

M. Grier Eliasek.  Mr. Eliasek is president and chief operating officer of the Company and a managing director of Prospect Capital Management and Prospect Administration. At the Company, Mr. Eliasek is responsible for various administrative and investment management functions and leads and supervises other Prospect professionals in origination and assessment of investments. Mr. Eliasek has served as a senior investment professional at Prospect since 1999. Prior to joining Prospect, Mr. Eliasek assisted the chief financial officer of Amazon.com in 1999 in corporate strategy, customer acquisition, and new product launches. From 1995 to 1998, Mr. Eliasek served as a consultant with Bain & Company, a global strategy consulting firm, where he managed engagements for companies in several different industries. At Bain, Mr. Eliasek analyzed new lines of businesses, developed market strategies, revamped sales organizations and improved operational performance. Mr. Eliasek received his MBA from Harvard Business School. Mr. Eliasek received his Bachelor of Science in Chemical Engineering with Highest Distinction from the University of Virginia, where he was a Jefferson Scholar and a Rodman Scholar.

Executive Officer

Brian H. Oswald.  Mr. Oswald is chief financial officer, chief compliance officer, secretary and treasurer of the Company. He began his career at KPMG Peat Marwick, where he held various positions over his ten-year tenure, finishing as a Senior Manager in the financial institutions group. During his time at KPMG, he served as the reviewing senior manager for several initial public offerings of financial institutions. After KPMG, Mr. Oswald served as the Executive Vice President and President of Gloversville Federal Savings and Loan Association, served as the Director of Financial Reporting and Subsidiary Accounting for River Bank America and served as the Corporate Controller for Magic Solutions, Inc. In each of these positions, Mr. Oswald instituted significant operational changes and was instrumental in raising additional equity for River Bank America. From 2003 to 2005, Mr. Oswald led Capital Trust, Inc., a self-managed finance and investment management REIT which specializes in credit-sensitive structured financial products, as Chief Financial Officer. From 1997 to 2003, he served as Chief Accounting Officer for Capital Trust. Prior to joining the Company, Mr. Oswald spent two years with the Structured Finance Division of GSC Group, serving as Managing Director of Finance for this asset management company. At GSC, Mr. Oswald managed the finances for a REIT, two hedge funds and thirteen CDOs. Mr. Oswald joined the Administrator on June 16, 2008. Mr. Oswald holds a B.A. degree in Accounting from Moravian College. He is a licensed Certified Public Accountant in the States of New York and Pennsylvania, and is a Certified Management Accountant. Mr. Oswald also serves as a board member of RMJ Laboratories, Inc.

For information on the investment professionals of Prospect Capital Management, see “Business — The Investment Adviser — Staffing.”

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee and a Nominating and Corporate Governance Committee. For the fiscal year ended June 30, 2009, our Board of Directors held twenty-two Board of Director meetings, eleven Audit Committee meetings, and five Nominating and Corporate Governance Committee meeting. All directors attended at least 75% of the aggregate number of meetings of the Board of Directors and of the respective committees on which they served. We require each director to make a diligent effort to attend all board and committee meetings, as well as each annual meeting of stockholders.

The Audit Committee.  The Audit Committee operates pursuant to a charter approved by the Board of Directors. The charter sets forth the responsibilities of the Audit Committee, which include selecting or retaining each year an independent registered public accounting firm, or the independent accountants, to audit the accounts and records of the Company; reviewing and discussing with management and the independent accountants the annual audited financial statements of the Company, including disclosures made in management’s discussion and analysis, and recommending to the Board of Directors whether the audited financial statements should be included in the Company’s annual report on Form 10-K; reviewing and discussing with management and the independent accountants the Company’s quarterly financial statements prior to the filings of its quarterly reports on Form 10-Q; pre-approving the independent accountants’ engagement to render audit and/or permissible non-audit services; and evaluating the qualifications, performance and independence of the independent accountants. The Audit Committee is presently composed of three persons: Messrs. Anderson, Cooper and Stark, each of whom is not an “interested person” as defined in the 1940 Act and is considered independent under the Marketplace Rules of the NASDAQ Stock Market LLC. The Company’s Board of Directors has determined that Mr. Stark is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K and Mr. Stark serves as the Chairman of the Audit Committee. The Audit Committee may delegate its pre-approval responsibilities to one or more of its members. The member(s) to whom such responsibility is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting. Messrs. Stark, Anderson and Cooper were added to the Audit Committee concurrent with their election to the Board of Directors on September 4, 2008, September 15, 2008 and February 12, 2009, respectively.

The function of the Audit Committee is oversight. Our management is primarily responsible for maintaining appropriate systems for accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent accountants are primarily responsible for planning and carrying out a proper audit of our annual financial statements in accordance with generally accepted accounting standards. The independent accountants are accountable to the Board of Directors and the Audit Committee, as representatives of our stockholders. The Board of Directors and the Audit Committee have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace our independent accountants (subject, if applicable, to stockholder ratification).

In fulfilling their responsibilities, it is recognized that members of the Audit Committee are not our full-time employees or management and are not, and do not represent themselves to be, accountants or auditors by profession. As such, it is not the duty or the responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures, to determine that the financial statements are complete and accurate and are in accordance with generally accepted accounting principles, or to set auditor independence standards. Each member of the Audit Committee is entitled to rely on (a) the integrity of those persons within and outside us and management from which it receives information; (b) the accuracy of the financial and other information provided to the Audit Committee absent actual knowledge to the contrary (which is required to be promptly reported to the Board of Directors); and (c) statements made by our officers and employees, our Investment Adviser or other third parties as to any information technology, internal audit and other non-audit services provided by the independent accountants to us.

The Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee, or the Nominating and Governance Committee, is responsible for selecting qualified nominees to be elected to the Board of Directors by stockholders; selecting qualified nominees to fill any vacancies on the Board of Directors or a committee thereof; developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Company; overseeing the evaluation of the Board of Directors and management; and undertaking such other duties and responsibilities as may from time to time be delegated by the Board of Directors to the Nominating and Governance Committee. The Nominating and Governance Committee is presently composed of three persons: Messrs. Anderson, Cooper and Stark, each of whom is not an “interested person” as defined in Section 2(a)(19) of the 1940 Act and Mr. Anderson serves as the Chairman of the Nominating and Governance Committee. Messrs. Stark, Anderson and Cooper were added to the Nominating and Governance Committee concurrent with their election to the Board of Directors on September 4, 2008, September 15, 2008 and February 12, 2009, respectively.

The Nominating and Governance Committee will consider stockholder recommendations for possible nominees for election as directors when such recommendations are submitted in accordance with the

Company’s bylaws and any applicable law, rule or regulation regarding director nominations. Nominations should be sent to the Corporate Secretary, c/o Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, New York 10016. When submitting a nomination to the Company for consideration, a stockholder must provide all information that would be required under applicable SEC rules to be disclosed in connection with election of a director, including the following minimum information for each director nominee: full name, age and address; principal occupation during the past five years; current directorships on publicly held companies and investment companies; number of shares of our common stock owned, if any; and, a written consent of the individual to stand for election if nominated by the Board of Directors and to serve if elected by the stockholders. Criteria considered by the Nominating and Governance Committee in evaluating the qualifications of individuals for election as members of the Board of Directors include compliance with the independence and other applicable requirements of the Marketplace Rules of NASDAQ and the 1940 Act and all other applicable laws, rules, regulations and listing standards, the criteria, policies and principles set forth in the Nominating and Corporate Governance Committee Charter, and the ability to contribute to the effective management of the Company, taking into account our needs and such factors as the individual’s experience, perspective, skills, expertise and knowledge of the industries in which the Company operates, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication and conflicts of interest. The Nominating and Governance Committee also may consider such other factors as it may deem to be in our best interests and those of our stockholders. The Board of Directors also believes it is appropriate for certain key members of our management to participate as members of the Board of Directors.

Corporate Governance

Corporate Governance Guidelines.  Upon the recommendation of the Nominating and Governance Committee, the Board of Directors has adopted Corporate Governance Guidelines on behalf of the Company. These Corporate Governance Guidelines address, among other things, the following key corporate governance topics: director responsibilities; the size, composition, and membership criteria of the Board of Directors; composition and responsibilities of directors serving on committees of the Board of Directors; director access to officers, employees, and independent advisors; director orientation and continuing education; director compensation; and an annual performance evaluation of the Board of Directors.

Code of Conduct.  We have adopted a code of conduct which applies to, among others, our senior officers, including our Chief Executive Officer and Chief Financial Officer, as well as all of our employees. Our code of conduct is an exhibit to our Annual Report on Form 10-K filed with the SEC, and can be accessed via the Internet site of the SEC at http://www.sec.gov. We intend to disclose amendments to or waivers from a required provision of the code of conduct on Form 8-K.

Code of Ethics.  We, Prospect Capital Management and Prospect Administration have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements.

Internal Reporting and Whistle Blower Protection Policy.  The Company’s Audit Committee has established guidelines and procedures regarding the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, collectively, Accounting Matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. Persons with complaints or concerns regarding Accounting Matters may submit their complaints to our Chief Compliance Officer, or CCO. Persons who are uncomfortable submitting complaints to the CCO, including complaints involving the CCO, may submit complaints directly to our Audit Committee Chairman. Complaints may be submitted on an anonymous basis.

The CCO may be contacted at: Prospect Capital Corporation, Chief Compliance Officer, 10 East 40th Street, 44th Floor, New York, New York 10016.

The Audit Committee Chairman may be contacted at: Prospect Capital Corporation, Audit Committee Chairman, 10 East 40th Street, 44th Floor, New York, New York 10016.

Independent Directors

The Board of Directors, in connection with the 1940 Act and Marketplace Rules 4200(a)(15) and 4350(c) of NASDAQ, has considered the independence of members of the Board of Directors who are not employed by Prospect Capital Management and has concluded that Messrs. Anderson, Liebolt and Stark are not “interested persons” as defined by the 1940 Act and therefore qualify as independent directors under the standards promulgated by the Marketplace Rules of NASDAQ. In reaching this conclusion, the Board of Directors concluded that Messrs. Anderson, Liebolt and Stark had no relationships with Prospect Capital Management or any of its affiliates, other than their positions as directors of the Company and, if applicable, investments in us that are on the same terms as those of other stockholders.

Proxy Voting Policies And Procedures

We have delegated our proxy voting responsibility to Prospect Capital Management. The guidelines are reviewed periodically by Prospect Capital Management and our non-interested directors, and, accordingly, are subject to change. See “Regulation — Proxy Voting Policies and Procedures.”

Compensation of Directors and Officers

The following table sets forth information regarding the compensation received by the directors and executive officers from the Company for the fiscal year ended June 30, 2009. No compensation is paid to the interested directors by the Company.

		Pension or
		Retirement
		Benefits	Total
	Aggregate	Accrued as	Compensation
	Compensation	Part of the	Paid to
	from the	Company’s	Director/
Name and Position	Company	Expenses(1)	Officer

Interested Directors
John F. Barry(2)	None	None	None
M. Grier Eliasek(2)	None	None	None
Independent Directors
Graham D.S. Anderson(3)	$67,750	None	$67,750
Andrew C. Cooper(4)	$32,381	None	$32,381
William J. Gremp(5)	$41,035	None	$41,035
F. Lee Liebolt, Jr.(6)	$32,500	None	$32,500
Walter V.E. Parker(7)	$24,375	None	$24,375
Eugene S. Stark(8)	$70,500	None	$70,500
Executive Officers
William E. Vastardis(9,10)	—	None	—
Brian H. Oswald(2)	None	None	None

(1)	We do not have a bonus, profit sharing or retirement plan, and directors do not receive any pension or retirement benefits.

(2)	We have not paid, and we do not intend to pay, any annual cash compensation to our executive officers for their services as executive officers. Messrs. Barry and Eliasek are compensated by Prospect Capital Management from the income Prospect Capital Management receives under the management agreement between Prospect Capital Management and us. Mr. Oswald is compensated by Prospect Administration from the income Prospect Administration receives under the Administration Agreement.

(3)	Mr. Anderson joined our Board of Directors on September 15, 2008.

(4)	Mr. Cooper joined our Board of Directors on February 12, 2009.

(5)	Mr. Gremp ceased being a member of the Board of Directors concurrent with his resignation on December 10, 2008.

(6)	Mr. Liebolt ceased being a member of the Board of Directors concurrent with the election of directors at the Company’s most recent annual meeting held on February 12, 2009.

(7)	Mr. Parker ceased being a member of the Board of Directors concurrent with his resignation on December 12, 2008.

(8)	Mr. Stark joined our Board of Directors on September 4, 2008.

(9)	Mr. Vastardis served as Chief Compliance Officer from January 4, 2005 through September 30, 2008, and served as Chief Financial Officer and Treasurer from April 30, 2005 through November 11, 2008. Mr. Vastardis served as Secretary from April 30, 2005 through June 6, 2008.

(10)	The compensation of William E. Vastardis for his service as Chief Financial Officer and Treasurer of the Company was paid by Vastardis Fund Services LLC, our sub-administrator. Vastardis Fund Services was in turn paid by the Company at a monthly minimum rate of $33,333.33 or annual fees on gross assets of 0.20% on the first $250 million, 0.15% on the next $250 million, 0.10% on the next $250 million, 0.075% on the next $250 million and 0.05% over one billion. The compensation of William E. Vastardis for his service as Chief Compliance Officer of the Company was paid by Vastardis Compliance Services LLC. Vastardis Compliance Services LLC is in turn paid by the Company at a monthly rate of $6,250. In addition, the Company pays Vastardis Compliance Services LLC for certain other services at the rate of $270 per hour. Both Vastardis Fund Services LLC and Vastardis Compliance Services LLC determine the compensation to be paid to Mr. Vastardis with respect to the Company based on a case-by-case evaluation of the time and resources that is required to fulfill his duties to the Company. For the fiscal year ending June 30, 2009, the Company paid Vastardis Compliance Services LLC $25,000 for services rendered by Mr. Vastardis as Chief Compliance Officer. For the fiscal year ending June 30, 2009, the Company paid Vastardis Fund Services LLC approximately $827,083 for services required to be provided by Prospect Administration, including, but not limited to, (a) clerical, bookkeeping and record keeping services, (b) conducting relations with custodians, depositories, transfer agents and other third-party service providers and (c) furnishing reports to Prospect Administration and the Board of Directors of the Company of its performance of obligations. In addition, the fees paid to Vastardis Fund Service LLC cover the services rendered by Mr. Vastardis as our Chief Financial Officer and Treasurer.

Effective July 1, 2008, the independent directors received an annual fee of $90,000 plus reimbursement of any reasonable out-of-pocket expenses incurred. The chairman of the Audit Committee received an additional annual cash retainer of $7,500 and the chairman of the Nominating and Corporate Governance Committee received an additional annual cash retainer of $5,000. Effective September 15, 2008, the independent directors who do not serve on any committees of the board receive an annual fee of $11,250.

Effective October 1, 2008, the independent directors who serve on a committee of the Board receive an annual fee of $85,000 plus reimbursement of any reasonable out-of-pocket expenses incurred and committee chairmen no longer receive any additional compensation.

Effective January 12, 2009, the independent directors who serve on both committees of the Board receive an annual fee of $85,000 plus reimbursement of any reasonable out-of-pocket expenses incurred, the independent directors who serve on one committee of the Board receive an annual fee of $60,000 plus reimbursement of any reasonable out-of-pocket expenses incurred and the independent directors who do not serve on any committees of the board receive an annual fee of $11,250. No compensation was paid to directors who are interested persons of the Company as defined in 1940 Act. In addition, the Company purchases directors’ and officers’ liability insurance on behalf of the directors and officers.

Management Services

Investment Advisory Agreement

We have entered into the Investment Advisory Agreement with Prospect Capital Management under which the Investment Adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of, and provides investment advisory services to, us. Under the terms of the Investment Advisory Agreement, our Investment Adviser: (i) determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes, (ii) identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and (iii) closes and monitors investments we make.

Prospect Capital Management’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. For providing these services the Investment Adviser receives a fee from us, consisting of two components: a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 2% on our gross assets (including amounts borrowed). For services rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial month or quarter are appropriately prorated.

The incentive fee has two parts. The first part, the income incentive fee, is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees and other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement described below, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment in kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a “hurdle rate” of 1.75% per quarter (7% annualized).

The net investment income used to calculate this part of the incentive fee is also included in the amount of the gross assets used to calculate the 2% base management fee. We pay the Investment Adviser an income incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate;

•	100.00% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate); and

•	20.00% of the amount of our pre-incentive fee net investment income, if any, that exceeds 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate).

These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The second part of the incentive fee, the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In determining the capital gains incentive fee payable to the Investment Adviser, we calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in our portfolio. For the purpose of this calculation, an “investment” is defined as the total of all rights and claims which may be asserted against a portfolio company arising out of our participation in the debt, equity, and other financial instruments issued by that company. Aggregate realized capital gains, if any, equals the sum of the differences between the aggregate net sales price of each investment and the aggregate cost basis of such investment when sold or otherwise disposed. Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate cost basis of such investment when sold or otherwise disposed. Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate cost basis of such investment as of the applicable calendar year-end. At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception.

The total base management fees earned by and paid to Prospect Capital Management during the twelve months ended June 30, 2009, June 30, 2008 and June 30, 2007 were $11.9 million, $8.9 million and $5.4 million, respectively.

The income incentive fees were $14.8 million, $11.3 million and $5.8 million for the twelve months ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively. No capital gains incentive fees were earned for the twelve months ended June 30, 2009, June 30, 2008 and June 30, 2007.

The total investment advisory fees were $26.7 million, $20.2 million and $11.2 million for the twelve months ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively.

Because of the structure of the incentive fee, it is possible that we may have to pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate for a quarter, we will pay the applicable income incentive fee even if we have incurred negative total return in that quarter due to realized or unrealized losses on our investments.

Examples of Quarterly Incentive Fee Calculation

Example 1: Income Incentive Fee(*):

Alternative 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate(1) = 1.75%

Base management fee(2) = 0.50%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

(*) The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of total net assets. (1) Re pre sen ts 7% an nua liz ed hur dle r ate . (2) Re pre sen ts 2% an nua liz ed bas e man age men tf ee. (3) Ex clu des or gan iza tio nal a nd off eri ng ex pens es.

Pre-incentive fee net investment income (investment income — (base management fee + other expenses)) = 0.55%

Pre-incentive net investment income does not exceed hurdle rate, therefore there is no income incentive fee.

Alternative 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.70%

Hurdle rate(1) = 1.75%

Base management fee(2) = 0.50%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-incentive fee net investment income (investment income — (base management fee + other expenses)) = 2%

Pre-incentive net investment income exceeds hurdle rate, therefore there is an income incentive fee payable by us to our Investment Adviser.

Income incentive Fee	= 100% × “Catch Up” + the greater of 0% AND (20% × (pre-incentive fee net investment income − 2.1875%)
= (100% × (2% − 1.75%)) + 0%
= 100% × 0.25% + 0%
= 0.25%

Alternative 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3%

Hurdle rate(1) = 1.75%

Base management fee(2) = 0.50%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-incentive fee net investment income (investment income — (base management fee + other expenses)) = 2.30%

Pre-incentive net investment income exceeds hurdle rate, therefore there is an income incentive fee payable by us to our Investment Adviser.

Income incentive Fee	= 100% × “Catch Up” + the greater of 0% AND (20% × (pre-incentive fee net investment income − 2.1875%)
= (100% × (2.1875% − 1.75%)) + the greater of 0% AND (20% × (2.30% − 2.1875%))
= (100% × 0.4375%) + (20% × 0.1125%)
= 0.4375% + 0.0225%
= 0.46%

Example 2: Capital Gains Incentive Fee:

Alternative 1

Assumptions

•	Year 1: $20 million investment made

•	Year 2: Fair market value, or FMV of investment determined to be $22 million

 (1) Represents 7% annualized hurdle rate. (2) Re pre sen ts 2% an nua liz ed bas e man age men tf ee. (3) Ex clu des or gan iza tio nal a nd off eri ng ex pens es.

•	Year 3: FMV of investment determined to be $17 million

•	Year 4: Investment sold for $21 million

The impact, if any, on the capital gains portion of the incentive fee would be:

•	Year 1: No impact

•	Year 2: No impact

•	Year 3: Decrease base amount on which the second part of the incentive fee is calculated by $3 million (unrealized capital depreciation)

•	Year 4: Increase base amount on which the second part of the incentive fee is calculated by $4 million ($1 million of realized capital gain and $3 million reversal in unrealized capital depreciation)

Alternative 2

Assumptions

•	Year 1: $20 million investment made

•	Year 2: FMV of investment determined to be $17 million

•	Year 3: FMV of investment determined to be $17 million

•	Year 4: FMV of investment determined to be $21 million

•	Year 5: FMV of investment determined to be $18 million

•	Year 6: Investment sold for $15 million

The impact, if any, on the capital gains portion of the incentive fee would be:

•	Year 1: No impact

•	Year 2: Decrease base amount on which the second part of the incentive fee is calculated by $3 million (unrealized capital depreciation)

•	Year 3: No impact

•	Year 4: Increase base amount on which the second part of the incentive fee is calculated by $3 million (reversal in unrealized capital depreciation)

•	Year 5: Decrease base amount on which the second part of the incentive fee is calculated by $2 million (unrealized capital depreciation)

•	Year 6: Decrease base amount on which the second part of the incentive fee is calculated by $3 million ($5 million of realized capital loss offset by a $2 million reversal in unrealized capital depreciation)

Alternative 3

Assumptions

•	Year 1: $20 million investment made in company A, or Investment A, and $20 million investment made in company B, or Investment B

•	Year 2: FMV of Investment A is determined to be $21 million, and Investment B is sold for $18 million

•	Year 3: Investment A is sold for $23 million

The impact, if any, on the capital gains portion of the incentive fee would be:

•	Year 1: No impact

•	Year 2: Decrease base amount on which the second part of the incentive fee is calculated by $2 million (realized capital loss on Investment B)

•	Year 3: Increase base amount on which the second part of the incentive fee is calculated by $3 million (realized capital gain on Investment A)

Alternative 4

Assumptions

•	Year 1: $20 million investment made in company A, or Investment A, and $20 million investment made in company B, or Investment B

•	Year 2: FMV of Investment A is determined to be $21 million, and FMV of Investment B is determined to be $17 million

•	Year 3: FMV of Investment A is determined to be $18 million, and FMV of Investment B is determined to be $18 million

•	Year 4: FMV of Investment A is determined to be $19 million, and FMV of Investment B is determined to be $21 million

•	Year 5: Investment A is sold for $17 million, and Investment B is sold for $23 million

The impact, if any, on the capital gains portion of the incentive fee would be:

•	Year 1: No impact

•	Year 2: Decrease base amount on which the second part of the incentive fee is calculated by $3 million (unrealized capital depreciation on Investment B)

•	Year 3: Decrease base amount on which the second part of the incentive fee is calculated by $1 million ($2 million in unrealized capital depreciation on Investment A and $1 million recovery in unrealized capital depreciation on Investment B)

•	Year 4: Increase base amount on which the second part of the incentive fee is calculated by $3 million ($1 million recovery in unrealized capital depreciation on Investment A and $2 million recovery in unrealized capital depreciation on Investment B)

•	Year 5: Increase base amount on which the second part of the incentive fee is calculated by $1 million ($3 million realized capital gain on Investment B offset by $3 million realized capital loss on Investment A plus a $1 million reversal in unrealized capital depreciation on Investment A from Year 4)

Payment of our expenses

All investment professionals of the Investment Adviser and its staff, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Investment Adviser. We bear all other costs and expenses of our operations and transactions, including those relating to: organization and offering; calculation of our net asset value (including the cost and expenses of any independent valuation firm); expenses incurred by Prospect Capital Management payable to third parties, including agents, consultants or other advisers (such as independent valuation firms, accountants and legal counsel), in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies; interest payable on debt, if any, and dividends payable on preferred stock, if any, incurred to finance our investments; offerings of our debt, our preferred shares, our common stock and other securities; investment advisory fees; fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments; transfer agent and custodial fees; registration fees; listing fees; taxes; independent directors’ fees and expenses; costs of preparing and filing reports or other documents with the SEC; the costs of any reports, proxy statements or other notices to stockholders, including printing costs; our allocable portion of the fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; direct costs and expenses of administration, including auditor and legal costs; and all other expenses incurred by us, by our Investment Adviser or by Prospect Administration in connection with administering our business, such as our allocable portion of overhead under the Administration Agreement, including rent and our allocable portion of the costs of our chief compliance officer and chief financial officer and his staff, including the internal legal staff.

Duration and termination

The Investment Advisory Agreement was originally approved by our Board of Directors on June 23, 2004 and was recently re-approved by the Board of Directors on June 17, 2009 for an additional one-year term expiring June 24, 2010. Unless terminated earlier as described below, it will remain in effect from year to year thereafter if approved annually by our Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. The Investment Advisory Agreement will automatically terminate in the event of its assignment. The Investment Advisory Agreement may be terminated by either party without penalty upon not more than 60 days’ written notice to the other. See “Risk factors — Risks Relating to Our Business — We are dependent upon Prospect Capital Management’s key management personnel for our future success.”

Administration Agreement

We have also entered into an Administration Agreement with Prospect Administration under which Prospect Administration, among other things, provides (or arranges for the provision of) administrative services and facilities for us. For providing these services, we reimburse Prospect Administration for our allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of our chief compliance officer and chief financial officer and his staff, including the internal legal staff. Under this agreement, Prospect Administration furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Prospect Administration also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the Securities and Exchange Commission, or the SEC. In addition, Prospect Administration assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, Prospect Administration also provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. Prospect Administration is a wholly owned subsidiary of our Investment Adviser.

Prospect Administration previously engaged Vastardis Fund Services LLC (“Vastardis”) to serve as our sub-administrator to perform certain services required of Prospect Administration. On April 30, 2009 we gave a 60-day notice to Vastardis of termination of our agreement for Vastardis to provide sub-administration services effective June 30, 2009. We entered into a new consulting services agreement for the period from July 1, 2009 until the filing of our Form 10-K for the year ended June 30, 2009. We paid Vastardis a total of $30,000 for services rendered in conjunction with preparation of Form 10-K under the new agreement. All administration services were assumed by Prospect Administration effective September 14, 2009.

We reimbursed Prospect Administration $2.9 million, $2.1 million and $0.5 million for the twelve months ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively, for services it provided to the Company at cost.

Indemnification

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Capital Management and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Capital Management’s services under the Investment Advisory Agreement or otherwise as our investment adviser.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration’s services under the Administration Agreement or otherwise as our administrator.

Under the sub-administration agreement, Vastardis and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with Vastardis, are not liable to the Administrator or to us for any action taken or omitted to be taken by Vastardis in connection with the performance of any of its duties or obligations or otherwise as sub-administrator for the Administrator on our behalf. The agreement also provides that, absent willful misfeasance, bad faith or negligence in the performance of Vastardis’ duties or by reason of the reckless disregard of Vastardis’ duties and obligations, Vastardis and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with Vastardis are entitled to indemnification from the Administrator and us. All damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Administrator or us or our security holders) arising out of or otherwise based upon the performance of any of Vastardis’ duties or obligations under the agreement or otherwise as sub-administrator for the Administrator on our behalf.

Board of Directors approval of the Investment Advisory Agreement

On June 17, 2009, our Board of Directors voted unanimously to renew the Investment Advisory Agreement for the 12-month period ending June 24, 2010. In its consideration of the Investment Advisory Agreement, the Board of Directors focused on information it had received relating to, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to us by Prospect Capital Management; (b) comparative data with respect to advisory fees or expense ratios paid by other business development companies with similar investment objectives; (c) our projected operating expenses; (d) the projected profitability of Prospect Capital Management and any existing and potential sources of indirect income to Prospect Capital Management or Prospect Administration from their relationships with us and the profitability of those relationships; (e) information about the services to be performed and the personnel performing such services under the Investment Advisory Agreement; (f) the organizational capability and financial condition of Prospect Capital Management and its affiliates and (g) the possibility of obtaining similar services from other third party service providers or through an internally managed structure. In approving the renewal of the Investment Advisory Agreement, the Board of Directors, including all of the directors who are not “interested persons,” considered the following:

•	Nature, Quality and Extent of Services. The Board of Directors considered the nature, extent and quality of the investment selection process employed by Prospect Capital Management. The Board of Directors also considered Prospect Capital Management’s personnel and their prior experience in connection with the types of investments made by us. The Board of Directors concluded that the services to be provided under the Investment Advisory Agreement are generally the same as those of comparable business development companies described in the available market data.

•	Investment Performance. The Board of Directors reviewed our investment performance as well as comparative data with respect to the investment performance of other externally managed business development companies. The Board of Directors concluded that Prospect Capital Management was delivering results consistent with our investment objective and that our investment performance was satisfactory when compared to comparable business development companies.

•	The reasonableness of the fees paid to Prospect Capital Management. The Board of Directors considered comparative data based on publicly available information on other business development companies with respect to services rendered and the advisory fees (including the management fees and incentive fees) of other business development companies as well as our projected operating expenses and expense ratio compared to other business development companies. The Board of Directors, on behalf of the Company, also considered the profitability of Prospect Capital Management. Based upon its review, the Board of Directors concluded that the fees to be paid under the Investment Advisory Agreement are reasonable compared to other business development companies.

•	Economies of Scale. The Board of Directors considered information about the potential of Prospect Capital Management to realize economies of scale in managing our assets, and determined that at this time there were not economies of scale to be realized by Prospect Capital Management.

Based on the information reviewed and the discussions detailed above, the Board of Directors (including all of the directors who are not “interested persons”) concluded that the investment advisory fee rates and terms are fair and reasonable in relation to the services provided and approved the renewal of the Investment Advisory Agreement with Prospect Capital Management as being in the best interests of the Company and its stockholders.

Portfolio Managers

The following individuals function as portfolio managers primarily responsible for the day-to-day management of our portfolio. Our portfolio managers are not responsible for day-to-day management of any other accounts. For a description of their principal occupations for the past five years, see above.

		Length of Service
Name	Position	with Company (Years)

John F. Barry	Chairman and Chief Executive Officer	5
M. Grier Eliasek	President and Chief Operating Officer	5

Mr. Eliasek receive compensation from the Company. Mr. Eliasek receives a salary and bonus from Prospect Capital Management that takes into account his role as a senior officer of the Company and of Prospect Capital Management, his performance and the performance of each of Prospect Capital Management and the Company. Mr. Barry receives no compensation from the Company. Mr. Barry, as the sole member of Prospect Capital Management, receives a salary and/or bonus from Prospect Capital Management and is entitled to equity distributions after all other obligations of Prospect Capital Management are met.

The following table sets forth the dollar range of our common stock beneficially owned by each of the portfolio managers described above as of January 29, 2009.

Aggregate Dollar Range of
Common Stock Beneficially Owned
Name	by Prospect Capital Management

John F. Barry	Over $100,000
M. Grier Eliasek	Over $100,000

Managerial Assistance

As a business development company, we offer, and must provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We billed

$846,000, $1,027,000, and $505,000 of managerial assistance fees for the years ended June 30, 2009, June 30, 2008, and June 30, 2007, respectively, of which $60,000 and $380,000 remains on the consolidated statement of assets and liabilities as of June 30, 2009, and June 30, 2008, respectively. These fees are paid to the Administrator so we simultaneously accrue a payable to the Administrator for the same amounts, which remain on the consolidated statements of assets and liabilities.

License Agreement

We entered into a license agreement with Prospect Capital Management, pursuant to which Prospect Capital Management agreed to grant us a nonexclusive, royalty free license to use the name “Prospect Capital.” Under this agreement, we have a right to use the Prospect Capital name, for so long as Prospect Capital Management or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we have no legal right to the Prospect Capital name. This license agreement will remain in effect for so long as the Investment Advisory Agreement with our Investment Adviser is in effect.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

We have entered into the Investment Advisory Agreement with Prospect Capital Management. Our Chairman of the Board of Directors is the sole member of and controls Prospect Capital Management. Our senior management may in the future also serve as principals of other investment managers affiliated with Prospect Capital Management that may in the future manage investment funds with investment objectives similar to ours. In addition, our executive officers and directors and the principals of Prospect Capital Management may serve as officers, directors or principals of entities that operate in the same or related lines of business as we do or of investment funds managed by affiliates. Accordingly, we may not be given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with Prospect Capital Management. However, our Investment Adviser and other members of the affiliated present and predecessor companies of Prospect Capital Management intend to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies so that we are not disadvantaged in relation to any other client. See “Risk Factors — Risks Relating To Our Business — Potential conflicts of interest could impact our investment returns.”

In addition, pursuant to the terms of the Administration Agreement, Prospect Administration provides, or arranges to provide, the Company with the office facilities and administrative services necessary to conduct our day-to-day operations. Prospect Capital Management is the sole member of and controls Prospect Administration.

We have no intention of investing in any portfolio company in which Prospect Capital Management or any affiliate currently has an investment.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

As of September 30, 2009, there were no persons that owned 25% or more of our outstanding voting securities, and we believe no person should be deemed to control us, as such term is defined in the 1940 Act.

The following table sets forth, as of September 30, 2009, certain ownership information with respect to our common stock for those persons who directly or indirectly own, control or hold with the power to vote, 5% or more of our outstanding common stock and all officers and directors, as a group. Unless otherwise indicated, we believe that the beneficial owners set forth in the tables below have sole voting and investment power.

			Percentage of
			Common Stock
Name and Address	Type of Ownership	Shares Owned	Outstanding(1)

Prospect Capital Management LLC(2)	Record and beneficial	901,815	1.74%
All officers and directors as a group (6 persons)(3)	Record and beneficial	1,626,934	3.14%

(1)	Does not reflect shares of common stock reserved for issuance upon any exercise of any underwriters’ overallotment option.

(2)	John F. Barry is a control person of Prospect Capital Management.

(3)	Represents shares of common stock held by Prospect Capital Management. Because John F. Barry controls Prospect Capital Management, he may be deemed to be the beneficial owner of shares of our common stock held by Prospect Capital Management. The address for all officers and directors is c/o Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, NY 10016.

The following table sets forth the dollar range of our equity securities beneficially owned by each of our directors and officers as of September 30, 2009. We are not part of a “family of investment companies” as that term is defined in the 1940 Act.

Dollar Range of Equity
Name of Director or Officer	Securities in the Company(1)

Independent Directors
Graham D.S. Anderson	$10,001 — $50,000
Andrew C. Cooper	none
Eugene S. Stark	$10,001 — $50,000
Interested Directors
John F. Barry III(2)	Over $100,000
M. Grier Eliasek	Over $100,000
Officer
Brian H. Oswald(3)	$50,001 — $100,000

(1)	Dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000 or over $100,000.

(2)	Represents an indirect beneficial ownership in shares of our common stock, that are beneficially owned directly by Prospect Capital Management, by reason of Mr. Barry’s position as a control person of Prospect Capital Management.

(3)	Mr. William E. Vastardis was also the Chief Compliance Officer until September 30, 2008. On October 1, 2008, Brian H. Oswald assumed this role and effective November 11, 2008, Mr. Oswald also assumed the roles of Chief Financial Officer and Treasurer, replacing Mr. Vastardis. Mr. Oswald is also the Secretary of the Company.

PORTFOLIO COMPANIES

The following is a listing of our portfolio companies at June 30, 2009. Values are as of June 30, 2009.

The portfolio companies are presented in three categories: “companies more than 25% owned” are portfolio companies in which Prospect directly or indirectly own more than 25% of the outstanding voting securities of such portfolio company and, therefore, are presumed to be controlled by us under the 1940 Act; “companies owned 5% to 25%” are portfolio companies where Prospect directly or indirectly owns 5% to 25% of the outstanding voting securities of such portfolio company and/or hold one or more seats on the portfolio company’s Board of Directors and, therefore, are deemed to be an affiliated person under the 1940 Act; “companies less than 5% owned” are portfolio companies where Prospect directly or indirectly owns less than 5% of the outstanding voting securities of such portfolio company and where it has no other affiliations with such portfolio company. As of June 30, 2009, Prospect owned 100% of the fully diluted common equity of GSHI, 100% of the common equity of CCEHI, 49% of the fully diluted common equity of Integrated, 79.83% of the fully diluted common equity of Iron Horse, 80% of the fully diluted common equity of NRG, 74.49% of the fully diluted equity of R-V, 78.11% of the fully diluted common equity of Ajax and 100% of the fully diluted common equity of Yatesville. Prospect makes available significant managerial assistance to its portfolio companies. Prospect generally requests and may receive rights to observe the meetings of its portfolio companies’ Boards of Directors.

					Equity
	Nature of its				Securities
Name of Portfolio	Principal Business	Title and Class of			Held, at	Loans, at
Company	(Location)	Securities Held	Collateral Held	Investment Structure	Fair Value	Fair Value
					(In millions)	(In millions)

Companies more than 25% owned
Ajax Rolled Ring and Machine	Manufacturing (South Carolina)	Senior secured debt, subordinated secured debt, preferred stock and common equity	First priority lien on substantially all assets	Common shares; Preferred shares; Senior secured note Tranche A, 10.50% due 4/01/2013; Subordinated secured note Tranche B, 11.50% plus 6.00% PIK due 4/01/2013	0.0	31.6
C&J Cladding LLC	Metal services (Texas)	Senior secured debt and warrants	First priority lien on substantially all assets	Warrants, common shares, expiring 3/30/2014; Senior secured note, 14.00% due 3/30/2012	3.8	3.3
Change Clean Energy Holdings, Inc	Biomass power (Maine)	Common equity	First priority lien on substantially all assets	Common shares	2.5	0.0
Gas Solutions Holdings, Inc.	Gas gathering and processing (Texas)	Senior and junior secured debt and common equity	First priority lien on substantially all assets	Common shares; Senior secured note, 18.00% due 12/22/2018; Junior secured note, 18.00% due 12/23/2018	55.2	30.0
Integrated Contract Services, Inc.	Contracting (North Carolina)	Senior and junior secured debt, preferred stock and common equity	First priority lien on substantially all assets	Common shares; Preferred shares; Senior and junior secured notes, 7.00% plus 7.00% PIK plus 6.00% default interest, in non-accrual status effective 10/09/2007 past due; Senior demand note, 15.00% due 6/30/2009	0.0	5.0
Iron Horse Coiled Tubing, Inc.	Production services (Alberta, Canada)	Senior secured debt, bridge loan and common equity	First priority lien on substantially all assets	Common shares; Senior secured note, 15.00% due 12/31/2009; Bridge loan, 15.00% plus 3.00% PIK due 12/31/2009	0.0	12.6
NRG Manufacturing, Inc.	Manufacturing (Texas)	Senior secured debt and common equity	First priority lien on substantially all assets	Common shares; Senior secured note, 16.50% due 8/31/2011	19.3	13.1
R-V Industries, Inc.	Manufacturing (Pennsylvania)	Warrants and common equity	N/A — loan repaid.	Common shares; Warrants, common shares, expiring 6/30/2017	16.8	0.0
Yatesville Coal Holdings, Inc.	Mining and coal production (Kentucky)	Senior and junior secured debt and common equity	First priority lien on substantially all assets	Common shares; Senior secured note, 15.72% due 12/31/2010, in non-accrual status effective 1/01/2009; Junior secured note, 15.72% due 12/31/2010, in non-accrual status effective 1/01/2009	0.0	13.1

					Equity
	Nature of its				Securities
Name of Portfolio	Principal Business	Title and Class of			Held, at	Loans, at
Company	(Location)	Securities Held	Collateral Held	Investment Structure	Fair Value	Fair Value
					(In millions)	(In millions)

Companies 5% to 25% owned
Appalachian Energy Holdings LLC	Construction services (West Virginia)	Senior secured debt, warrants and preferred units	First priority lien on substantially all assets	Preferred units; Warrants, common shares, expiring 2/13/2016, 6/17/2018, 11/30/2018; Senior secured note Tranche A, 14.00% plus 3.00% PIK plus 3.00% default interest non-accrual status effective 11/01/2008 due 1/31/2011; Senior secured note Tranche B, 14.00% plus 3.00% PIK 3.00% default interest non-accrual status effective 11/01/2008, past due	0.0	2.4
Biotronic NeuroNetwork	Healthcare (Michigan)	Senior secured debt and preferred stock	First priority lien on substantially all assets	Preferred shares; Senior secured note, 11.50%, 1.00% PIK due 2/21/2013	2.8	27.0
Companies less than 5% owned
American Gilsonite Company	Specialty minerals (Utah)	Senior subordinated secured debt and membership interests	Second priority lien on substantially all assets	Membership interests; Senior subordinated secured note, 12.00% plus 3.00% PIK due 3/14/2013	3.9	15.1
Castro Cheese Company, Inc.	Food products (Texas)	Junior secured debt	Second priority lien on substantially all assets	Junior secured note, 11.00% plus 2.00% PIK due 2/28/2013	0.0	7.6
Conquest Cherokee LLC	Oil and gas production (Tennessee)	Senior secured debt, net profit interest and overriding royalty interest	First priority lien on substantially all assets	Overriding royalty interest, 5.00%; net profits interest, 10.00% Senior secured note, 13.00% , in non-accrual status effective 4/01/2009 plus 4.00% default interest, past due	0.6	6.8
Deb Shops, Inc.	Retail (Pennsylvania)	Second lien debt	Second priority lien on substantially all assets	Second lien note, 8.67% due 10/23/2014;	0.0	6.3
Diamondback Operating LP	Oil and gas production (Oklahoma)	Net profit interest	N/A-Loan repaid.	Net profit interest, 15.00%	0.5	0.0
Freedom Marine Services LLC	Shipping vessels (Louisiana)	Subordinated secured debt and net profit interest	Second priority lien on substantially all assets	Net profit interest, 22.50%; Subordinated secured note, 12.00% plus 4.00% PIK due 12/31/2011	0.2	7.2
H&M Oil & Gas LLC	Oil and gas production (Texas)	Senior secured debt and net profit interest	First priority lien on substantially all assets	Net profit interest, 8.00%; Senior secured note, 13.00% due 6/30/2010	1.7	49.7
IEC Systems LP/Advanced Rig Services LLC (“ARS”)	Oilfield fabrication (Texas)	Senior secured debt	First priority lien on substantially all assets	Senior secured notes 12.00% plus 3.00% PIK due 11/20/2012	0.0	34.9

					Equity
	Nature of its				Securities
Name of Portfolio	Principal Business	Title and Class of			Held, at	Loans, at
Company	(Location)	Securities Held	Collateral Held	Investment Structure	Fair Value	Fair Value
					(In millions)	(In millions)

Maverick Healthcare LLC	Healthcare (Arizona)	Second lien debt, preferred units and common units	Second priority lien on substantially all assets	Common units; Preferred units; Second lien debt, 12.00% plus 1.50% PIK due 4/30/2014	1.3	12.8
Miller Petroleum, Inc.	Oil and gas production (Tennessee)	Warrants	N/A — loan repaid	Warrants, expiring 5/04/2010 through 6/30/2014	0.2	0.0
Peerless Manufacturing Co.	Manufacturing (Texas)	Subordinated secured debt	Second priority lien on substantially all assets	Subordinated secured debt, 11.50% plus 3.50% PIK due 4/29/2013	0.0	20.4
Qualitest Pharmaceuticals, Inc.	Pharmaceuticals (Alabama)	Second lien debt	Second priority lien on substantially	Second lien debt, 8.10% due 4/30/2015	0.0	11.5
Regional Management Corp.	Financial services (South Carolina)	Second lien debt	Second priority lien on substantially all assets	Second lien debt, 12.00% plus 2.00% PIK due 6/29/2012	0.0	23.1
Resco Products, Inc.	Manufacturing (Pennsylvania)	Second lien debt	Second priority lien on substantially all assets	Second lien debt, 8.67% due 6/22/2014	0.0	9.8
Shearer’s Foods, Inc.	Food products (Ohio)	Second lien debt and membership interests	Common equity; Second priority lien on substantially all assets	Membership interests; Second lien debt, 14.00% due 10/31/2013	3.4	18.4
Stryker Energy LLC	Oil and gas production (Ohio)	Subordinated secured revolving credit facility and overriding royalty interest	Second priority lien on substantially all assets	Overriding royalty interest, 3.50%; Subordinated secured revolving credit facility, 12.00% due 12/01/2011	2.9	29.6
TriZetto Group	Healthcare (California)	Subordinated unsecured debt	Unsecured	Subordinated unsecured note, 12.00% plus 1.50% PIK due 10/01/2016	0.0	16.3
Unitek	Technical services (Pennsylvania)	Second lien debt	Second priority lien on substantially all assets	Second lien debt, 13.08% due 12/31/2013	0.0	11.7
Wind River Resources Corp. and Wind River II Corp.	Oil and gas production (Utah)	Senior secured debt and net profit interest	First priority lien on substantially all assets	Net profit interest, 5.00%; Senior secured note, 13.00% plus 3.00% default interest, in non-accrual status effective 12/01/2008 due 7/31/2010	0.2	12.6

DETERMINATION OF NET ASSET VALUE

The net asset value per share of our outstanding shares of common stock will be determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding.

In calculating the value of our total assets, we will value investments for which market quotations are readily available at such market quotations. Short-term investments which mature in 60 days or less, such as U.S. Treasury bills, are valued at amortized cost, which approximates market value. The amortized cost method involves recording a security at its cost (i.e., principal amount plus any premium and less any discount) on the date of purchase and thereafter amortizing/accreting that difference between the principal amount due at maturity and cost assuming a constant yield to maturity as determined at the time of purchase. Short-term securities which mature in more than 60 days are valued at current market quotations by an independent pricing service or at the mean between the bid and ask prices obtained from at least two brokers or dealers (if available, or otherwise by a principal market maker or a primary market dealer). Investments in money market mutual funds are valued at their net asset value as of the close of business on the day of valuation.

Most of the investments in our portfolio do not have market quotations which are readily available, meaning the investments do not have actively traded markets. Debt and equity securities for which market quotations are not readily available are valued with the assistance of an independent valuation service using a documented valuation policy and a valuation process that is consistently applied under the direction of our Board of Directors. For a discussion of the risks inherent in determining the value of securities for which readily available market values do not exist, see “Risk Factors — Risks Relating to Our Business— Most of our portfolio investments are recorded at fair value as determined in good faith by our Board of Directors and, as a result, there is uncertainty as to the value of our portfolio investments.”

The factors that may be taken into account in valuing such investments include, as relevant, the portfolio company’s ability to make payments, its estimated earnings and projected discounted cash flows, the nature and realizable value of any collateral, the financial environment in which the portfolio company operates, comparisons to securities of similar publicly traded companies, changes in interest rates for similar debt instruments and other relevant factors. Due to the inherent uncertainty of determining the fair value of investments that do not have readily available market quotations, the fair value of these investments may differ significantly from the values that would have been used had such market quotations existed for such investments, and any such differences could be material.

As part of the fair valuation process, the independent valuation firm engaged by the Board of Directors performs a review of each debt and equity investment and provides a range of values for each investment, which, along with management’s valuation recommendations, is reviewed by the Audit Committee. Management and the independent valuation firm may adjust their preliminary evaluations to reflect comments provided by the Audit Committee. The Audit Committee reviews the final valuation report and management’s valuation recommendations and makes a recommendation to the Board of Directors based on its analysis of the methodologies employed and the various weights that should be accorded to each portion of the valuation as well as factors that the independent valuation firm and management may not have included in their evaluation processes. The Board of Directors then evaluates the Audit Committee recommendations and undertakes a similar analysis to determine the fair value of each investment in the portfolio in good faith.

Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures. Accordingly, under current accounting standards, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At our annual meeting of stockholders held on February 12, 2009, our stockholders approved our ability to sell an unlimited number of shares of our common stock at any level of discount from net asset value (NAV) per share during the twelve-month period following such approval. In order to sell shares pursuant to this authorization a majority of our directors who have no financial interest in the sale and a majority of our independent directors must (a) find that the sale is in our best interests and in the best interests of our stockholders, and (b) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares, or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount. We are permitted to sell shares of common stock below NAV per share in rights offerings although we will not do so under this prospectus. Any offering of common stock below NAV per share will be designed to raise capital for investment in accordance with our investment objective.

In making a determination that an offering below NAV per share is in our and our stockholders’ best interests, our Board of Directors would consider a variety of factors including:

•	The effect that an offering below NAV per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;

•	The amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined NAV per share;

•	The relationship of recent market prices of par common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	Whether the estimated offering price would closely approximate the market value of our shares;

•	The potential market impact of being able to raise capital during the current financial market difficulties;

•	The nature of any new investors anticipated to acquire shares in the offering;

•	The anticipated rate of return on and quality, type and availability of investments; and

•	The leverage available to us.

Our Board of Directors would also consider the fact that sales of common stock at a discount will benefit our Advisor as the Advisor will earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other securities of the Company or from the offering of common stock at premium to NAV per share.

We will not sell shares under a prospectus supplement to the post-effective amendment to the registration statement of which this prospectus forms a part (the “current amendment”) if the cumulative dilution to our NAV per share from offerings under the current amendment exceeds 15%. This limit would be measured separately for each offering pursuant to the current amendment by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the percentage from each offering. For example, if our most recently determined NAV at the time of the first offering is $11.22 and we have 55 million shares outstanding, sale of 14 million shares at net proceeds to us of $5.61 per share (a 50% discount) would produce dilution of 10.15%. If we subsequently determined that our NAV per share increased to $12.00 on the then 69 million shares outstanding and then made an additional offering, we could, for example, sell approximately an additional 7.4 million shares at net proceeds to us of $6.00 per share, which would produce dilution of 4.85%, before we would reach the aggregate 15% limit. If we file a new post-effective amendment, the threshold would reset.

Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

The following three headings and accompanying tables will explain and provide hypothetical examples on the impact of an offering at a price less than NAV per share on three different set of investors:

•	existing shareholders who do not purchase any shares in the offering

•	existing shareholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering

•	new investors who become shareholders by purchasing shares in the offering.

Impact On Existing Stockholders Who Do Not Participate in the Offering

Our existing stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold and their NAV per share. These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These shareholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of NAV dilution that would be experienced by a nonparticipating stockholder in three different hypothetical offerings of different sizes and levels of discount from NAV per share. It is not possible to predict the level of market price decline that may occur.

The examples assume that the issuer has 55,000,000 common shares outstanding, $750,000,000 in total assets and $132,900,000 in total liabilities. The current NAV and NAV per share are thus $617,100,000 and $11.22. The chart illustrates the dilutive effect on Stockholder A of (1) an offering of 2,750,000 shares (5% of the outstanding shares) at $10.66 per share after offering expenses and commission (a 5% discount from NAV), (2) an offering of 5,500,000 shares (10% of the outstanding shares) at $10.10 per share after offering expenses and commissions (a 10% discount from NAV) and (3) an offering of 11,000,000 shares (20% of the outstanding shares) at $8.98 per share after offering expenses and commissions (a 20% discount from NAV). The prospectus supplement pursuant to which any discounted offering is made will include a chart based on the actual number of shares in such offering and the actual discount to the most recently determined NAV.

		Example 1		Example 2		Example 3
		5% Offering		10% Offering		20% Offering
	Prior to	at 5% Discount		at 10% Discount		at 20% Discount
	Sale Below	Following	%	Following	%	Following	%
	NAV	Sale	Change	Sale	Change	Sale	Change

Offering Price
Price per Share to Public		$11.22	—	$10.63	—	$9.45	—
Net Proceeds per Share to Issuer		$10.66	—	$10.10	—	$8.98	—
Decrease to NAV
Total Shares Outstanding	55,000,000	57,750,000	5.00%	60,500,000	10.00%	66,000,000	20.00%
NAV per Share	$11.22	$11.19	(0.24)%	$11.12	(0.91)%	$10.85	(3.33)%
Dilution to Nonparticipating Stockholder
Shares Held by Stockholder A	55,000	55,000	0.00%	55,000	0.00%	55,000	0.00%
Percentage Held by Stockholder A	0.10%	0.10%	(4.76)%	0.09%	(9.09)%	0.08%	(16.67)%
Total NAV Held by Stockholder A	$617,100	$615,631	(0.24)%	$611,490	(0.91)%	$596,530	(3.33)%
Total Investment by Stockholder A (Assumed to be $11.22 per Share)	$617,100	$617,100		$617,100		$617,100
Total Dilution to Stockholder A (Total NAV Less Total Investment)		$(1,469)		$(5,610)		$(20,570)
NAV per Share Held by Stockholder A		$11.19		$11.12		$10.85
Investment per Share Held by Stockholder A (Assumed to be $11.22 per Share on Shares Held Prior to Sale)	$11.22	$11.22		$11.22		$11.22
Dilution per Share Held by Stockholder A (NAV per Share Less Investment per Share)		$(0.03)		$(0.10)		$(0.37)
Percentage Dilution to Stockholder A (Dilution per Share Divided by Investment per Share)			(0.24)%		(0.91)%		(3.33)%

Impact On Existing Stockholders Who Do Participate in the Offering

Our existing stockholders who participate in an offering below NAV per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering. The level of NAV dilution will decrease as the number of shares such stockholders purchase increases. Existing stockholders who buy more than such percentage will experience NAV dilution but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in NAV per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares such stockholder purchases increases. Even a stockholder who overparticipates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings. These shareholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution and accretion in the hypothetical 20% discount offering from the prior chart (Example 3) for a stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 5,500 shares, which is 0.05% of an offering of 11,000,000 shares) rather than its 0.10% proportionate share and (2) 150% of such percentage (i.e. 16,500 shares, which is 0.15% of an offering of 11,000,000 shares rather than its 0.10% proportionate share). The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share. It is not possible to predict the level of market price decline that may occur.

		50%		150%
	Prior to	Participation		Participation
	Sale Below	Following	%	Following	%
	NAV	Sale	Change	Sale	Change

Offering Price
Price per Share to Public		$9.45		$9.45
Net Proceeds per Share to Issuer		$8.98		$8.98
Decrease/Increase to NAV
Total Shares Outstanding	55,000,000	66,000,000	20%	66,000,000	20%
NAV per Share	$11.22	$10.85	(3.33)%	$10.85	(3.33)%
Dilution/Accretion to Participating Stockholder
Shares Held by Stockholder A	55,000	60,500	10.00%	71,500	30.00%
Percentage Held by Stockholder A	0.10%	0.09%	(8.33)%	0.11%	8.33%
Total NAV Held by Stockholder A	$617,100	$656,183	6.33%	$775,489	25.67%
Total Investment by Stockholder A (Assumed to be $11.22 per Share on Shares held Prior to Sale)		$669,066		$772,999
Total Dilution/Accretion to Stockholder A (Total NAV Less Total Investment)		$(12,883)		$2,490
NAV per Share Held by Stockholder A		$10.85		$10.85
Investment per Share Held by Stockholder A (Assumed to Be $11.22 on Shares Held Prior to Sale)	$11.22	$11.06	(1.44)%	$10.81	(3.64)%
Dilution/Accretion per Share Held by Stockholder A (NAV per Share Less Investment per Share)		$(0.21)		$0.04
Percentage Dilution/Accretion to Stockholder A (Dilution/Accretion per Share Divided by Investment per Share)			(1.93)%		0.32%

Impact On New Investors

Investors who are not currently stockholders and who participate in an offering below NAV but whose investment per share is greater than the resulting NAV per share due to selling compensation and expenses paid by the issuer will experience an immediate decrease, albeit small, in the NAV of their shares and their

NAV per share compared to the price they pay for their shares. Investors who are not currently stockholders and who participate in an offering below NAV per share and whose investment per share is also less than the resulting NAV per share due to selling compensation and expenses paid by the issuer being significantly less than the discount per share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares. These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution or accretion for new investors that would be experienced by a new investor in the same hypothetical 5%, 10% and 20% discounted offerings as described in the first chart above. The illustration is for a new investor who purchases the same percentage (0.10%) of the shares in the offering as Stockholder A in the prior examples held immediately prior to the offering. The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share. It is not possible to predict the level of market price decline that may occur.

		Example 1		Example 2		Example 3
		5% Offering		10% Offering		20% Offering
	Prior to	at 5% Discount		at 10% Discount		at 20% Discount
	Sale Below	Following	%	Following	%	Following	%
	NAV	Sale	Change	Sale	Change	Sale	Change

Offering Price
Price per Share to Public		$11.22		$10.63		$9.45
Net Proceeds per Share to Issuer		$10.66		$10.10		$8.98
Decrease/Increase to NAV
Total Shares Outstanding	55,000,000	57,750,000	5%	60,500,000	10%	66,000,000	20%
NAV per Share	$11.22	$11.19	(0.24)%	$11.12	(0.91)%	$10.85	(3.33)%
Dilution/Accretion to New Investor A
Shares Held by Investor A	0	2,750		5,500		11,000
Percentage Held by Investor A	0.00%	0.00%		0.01%		0.02%
Total NAV Held by Investor A	$0	$30,782		$61,149		$119,306
Total Investment by Investor A (At Price to Public)		$30,855		$58,462		$103,933
Total Dilution/Accretion to Investor A (Total NAV Less Total Investment)		$(73)		$2,687		$15,373
NAV per Share Held by Investor A		$11.19		$11.12		$10.85
Investment per Share Held by Investor A	$0	$11.22		$10.63		$9.45
Dilution/Accretion per Share Held by Investor A (NAV per Share Less Investment per Share)		$(0.03)		$0.49		$1.40
Percentage Dilution/Accretion to Investor A (Dilution/Accretion per Share Divided by Investment per Share)			(0.24)%		4.60%		14.79%

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, when our Board of Directors authorizes, and we declare, a cash dividend, then our stockholders who have not “opted out” of our dividend reinvestment plan will have their cash dividends automatically reinvested in additional shares of our common stock, rather than receiving the cash dividends.

No action is required on the part of a registered stockholder to have their cash dividend reinvested in shares of our common stock. A registered stockholder may elect to receive an entire dividend in cash by notifying the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for dividends to stockholders. The plan administrator sets up an account for shares acquired through the plan for each stockholder who has not elected to receive dividends in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share. Such request by a stockholder must be received three days prior to the dividend payable date in order for that dividend to be paid in cash. If such request is received less than three days prior to the dividend payable date, then the dividends are reinvested and shares are repurchased for the stockholder’s account; however, future dividends are paid out in cash on all balances. Those stockholders whose shares are held by a broker or other financial intermediary may receive dividends in cash by notifying their broker or other financial intermediary of their election.

We primarily use newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. However, we reserve the right to purchase shares in the open market in connection with our implementation of the plan. The number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the dividend payable to such stockholder by the market price per share of our common stock at the close of regular trading on The NASDAQ Global Select Market on the valuation date for such dividend. If we use newly-issued shares to implement the plan, the valuation date will not be earlier than the last day that stockholders have the right to elect to receive cash in lieu of shares. Market price per share on that date will be the closing price for such shares on The NASDAQ Global Select Market or, if no sale is reported for such day, at the average of their reported bid and asked prices. The number of shares of our common stock to be outstanding after giving effect to payment of the dividend cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated. Stockholders who do not elect to receive dividends in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium at the time we issue new shares under the plan and dilution if our shares are trading at a discount. The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the dividend payable to a stockholder.

There are no brokerage charges or other charges to stockholders who participate in the plan. The plan administrator’s fees under the plan are paid by us. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15 transaction fee plus a $0.10 per share brokerage commissions from the proceeds.

Stockholders who receive dividends in the form of stock are subject to the same U.S. Federal, state and local tax consequences as are stockholders who elect to receive their dividends in cash. A stockholder’s basis for determining gain or loss upon the sale of stock received in a dividend from us will be equal to the total dollar amount of the dividend payable to the stockholder. Any stock received in a dividend will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.amstock.com or by filling out the transaction request form located at the bottom of their statement and sending it to the plan administrator at American Stock Transfer & Trust Company, P.O. Box 922, Wall Street Station, New York, NY 10269-0560 or by calling the plan administrator’s Interactive Voice Response System at (888) 888-0313.

The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any payable date for the payment of any dividend by us. All correspondence concerning the plan should be directed to the plan administrator by mail at American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10007 or by telephone at (718) 921-8200.

Stockholders who purchased their shares through or hold their shares in the name of a broker or financial institution should consult with a representative of their broker or financial institution with respect to their participation in our dividend reinvestment plan. Such holders of our stock may not be identified as our registered stockholders with the plan administrator and may not automatically have their cash dividend reinvested in shares of our common stock by the administrator.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. Federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to us or our investors on such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. Federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, financial institutions, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, persons who mark-to-market our shares and persons who hold our shares as part of a “straddle,” “hedge” or “conversion” transaction. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. Federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. stockholder” is a beneficial owner of shares of our common stock that is for U.S. Federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. Federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

A “Non-U.S. stockholder” is a beneficial owner of shares of our common stock that is not a partnership and is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for U.S. Federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner of a partnership holding shares of our common stock should consult its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. Federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election To Be Taxed As A RIC

As a business development company, we have qualified and elected to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally are not subject to corporate-level U.S. Federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to obtain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses, or the Annual Distribution Requirement.

Taxation As A RIC

Provided that we qualify as a RIC and satisfy the Annual Distribution Requirement, we will not be subject to U.S. Federal income tax on the portion of our investment company taxable income and net capital gain (which we define as net long-term capital gains in excess of net short-term capital losses) we timely distribute to stockholders. We will be subject to U.S. Federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% non-deductible U.S. Federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income realized, but not distributed, in preceding years.

In December 2008, our Board of Directors elected to retain excess profits generated in the quarter ended September 30, 2008 and pay a 4% excise tax on such retained earnings. We anticipate that the tax at December 31, 2008 to be paid in the quarter ending March 31, 2009 will be approximately $533,000.

In order to qualify as a RIC for U.S. Federal income tax purposes, we must, among other things:

•	qualify to be treated as a business development company or be registered as a management investment company under the 1940 Act at all times during each taxable year;

•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock or other securities or currencies or other income derived with respect to our business of investing in such stock, securities or currencies and net income derived from an interest in a “qualified publicly traded partnership” (as defined in the Code) or the 90% Income Test; and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer (which for these purposes includes the equity securities of a “qualified publicly traded partnership”); and

•	no more than 25% of the value of our assets is invested in the securities, other than U.S. Government securities or securities of other RICs, (i) of one issuer (ii) of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) of one or more “qualified publicly traded partnerships,” or the Diversification Tests.

To the extent that we invest in entities treated as partnerships for U.S. Federal income tax purposes (other than a “qualified publicly traded partnership”), we generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a “qualified publicly traded partnership”) will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by us directly. In addition, we generally must take into account our proportionate share of the assets held by partnerships (other than a “qualified publicly traded partnership”) in which we are a partner for purposes of the Diversification Tests.

In order to meet the 90% Income Test, we may establish one or more special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90% Income Test. Any such special purpose corporation would generally be subject to U.S. Federal income tax, and could result in a reduced after-tax yield on the portion of our assets held there.

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Senior Securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or to avoid the excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, we will be subject to tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of such income will be subject to corporate-level U.S. Federal income tax, reducing the amount available to be distributed to our stockholders. See “Failure To Obtain RIC Tax Treatment.”

As a regulated investment company, we are not allowed to carry forward or carry back a net operating loss for purposes of computing our investment company taxable income in other taxable years. Certain of our investment practices may be subject to special and complex U.S. Federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test. We will monitor our transactions and may make certain tax elections in order to mitigate the effect of these provisions.

As described above, to the extent that we invest in equity securities of entities that are treated as partnerships for U.S. Federal income tax purposes, the effect of such investments for purposes of the 90% Income Test and the Diversification Tests will depend on whether or not the partnership is a “qualified publicly traded partnership” (as defined in the Code). If the partnership is a “qualified publicly traded partnership,” the net income derived from such investments will be qualifying income for purposes of the 90% Income Test and will be “securities” for purposes of the Diversification Tests. If the partnership, however, is not treated as a “qualified publicly traded partnership,” then the consequences of an investment in the partnership will depend upon the amount and type of income and assets of the partnership allocable to us. The income derived from such investments may not be qualifying income for purposes of the 90% Income Test and, therefore, could adversely affect our qualification as a RIC. We intend to monitor our investments in equity securities of entities that are treated as partnerships for U.S. Federal income tax purposes to prevent our disqualification as a RIC.

We may invest in preferred securities or other securities the U.S. Federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the expected tax treatment, it could affect the timing or character of income recognized, requiring us to purchase or sell securities, or otherwise change our portfolio, in order to comply with the tax rules applicable to RICs under the Code.

Taxation Of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. For taxable years beginning on or before December 31, 2010, to the extent such distributions paid by us to noncorporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally will be eligible for taxation at rates applicable to long term capital gains (currently a maximum tax rate of 15%) provided that we properly designate such distribution as derived from “qualified dividend income” and certain holding period and other requirements are satisfied. In this regard, it is not anticipated that a significant portion of distributions paid by us will be attributable to qualified dividends and, therefore, generally will not qualify for the long term capital gains. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains (currently at a maximum rate of 15% in the case of individuals, trusts or estates), regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our current and accumulated earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

Although we currently intend to distribute any long-term capital gains at least annually, we may in the future decide to retain some or all of our long-term capital gains, but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its proportionate share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its common stock. Since we expect to pay tax on any retained capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. Federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. Federal income tax. A stockholder that is not subject to U.S. Federal income tax or otherwise required to file a U.S. Federal income tax return would be required to file a U.S. Federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in any such month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of his, her or its investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it would be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other substantially identical shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. The ability to otherwise deduct capital losses may be subject to other limitations under the code.

In general, individual U.S. stockholders currently are subject to a maximum U.S. Federal income tax rate of 15% on their net capital gain, or the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year, including a long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to U.S. Federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Noncorporate stockholders with net capital losses for a year (which we define as capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a noncorporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. Federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 15% maximum rate). Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation. Dividends distributed by us generally will not be eligible for the dividends-received deduction or the preferential rate applicable to qualifying dividends.

We may be required to withhold U.S. Federal income tax, or backup withholding, currently at a rate of 28% from all taxable distributions to any noncorporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding, or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding is not an additional tax, and any amount withheld may be refunded or credited against the U.S. stockholder’s U.S. Federal income tax liability, provided that proper information is timely provided to the IRS.

Taxation Of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. stockholders that are not “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally be subject to withholding of U.S. Federal income tax at a rate of 30% (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits. However, effective for taxable years beginning before January 1, 2010, we generally will not be required to withhold any amounts with respect to distributions of (i) U.S.-source interest income that would not have been subject to withholding of U.S. Federal income tax if they had been earned directly by a Non-U.S. stockholder, and (ii) net short-term capital gains in excess of net long-term capital losses that would not have been subject to withholding of U.S. Federal income tax if they had been earned directly by a Non-U.S. stockholder, in each case only to the extent that such distributions are properly designated by us as “interest-related dividends” or “short-term capital gain dividends,” as the case may be, and certain other requirements are met.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, that are not effectively connected with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally not be subject to U.S. Federal withholding tax and generally will not be subject to U.S. Federal income tax unless the Non-U.S. stockholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, withholding of U.S. Federal income tax at a rate of 30% on capital gains of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% U.S. Federal withholding tax.

If we distribute our net capital gains in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a U.S. Federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. Federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. Federal income tax return. Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

Distributions of our “investment company taxable income” and net capital gains (including deemed distributions) to Non-U.S. stockholders, and gains realized by Non-U.S. stockholders upon the sale of our common stock that is “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder (or if an income tax treaty applies, attributable to a “permanent establishment” in the United States), will be subject to U.S. Federal income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate Non-U.S. stockholders may also be subject to an additional branch profits tax at a rate of 30% imposed by the Code (or lower rate provided by an applicable treaty). In the case of a non-corporate Non-U.S. stockholder, we may be required to withhold U.S. Federal income tax from distributions that are otherwise exempt from withholding tax (or taxable at a reduced rate) unless the Non-U.S. stockholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

The tax consequences to a Non-U.S. stockholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. stockholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in our shares.

A Non-U.S. stockholder who is a nonresident alien individual may be subject to information reporting and backup withholding of U.S. Federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. Federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure To Obtain RIC Tax Treatment

If we were unable to obtain tax treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions would generally be taxable to our stockholders as ordinary dividend income (currently eligible for the 15% maximum rate) to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction.

Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax advisors concerning the tax considerations relevant to their particular situation.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

Capital Stock

Our authorized capital stock consists of 100,000,000 shares of stock, par value $0.001 per share, all of which is initially classified as common stock. Our common stock is traded on The NASDAQ Global Select Market under the symbol “PSEC.” There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

Under our charter, our Board of Directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock, and to authorize the issuance of such shares, without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that the Board of Directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

The below table sets forth each class of our outstanding securities as of September 30, 2009:

		(3)	(4)
		Amount Held	Amount Outstanding
(1)	(2)	by the Company	Exclusive of Amount
Title of Class	Amount Authorized	or for its Account	Shown Under(3)

Common Stock	100,000,000	0	54,672,155

Common stock

All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by U.S. Federal and state securities laws or by contract. In the event of a liquidation, dissolution or winding up of us, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that prior to the issuance of preferred stock holders of a majority of the outstanding shares of common stock will elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred stock

Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to issuance of shares of each class or series, the Board of Directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution (other than in shares of stock) is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock become in arrears by two years or more until all arrears are cured. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to operate other than as an investment company. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation On Liability Of Directors And Officers; Indemnification And Advance Of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate ourselves to indemnify any present or former director or officer or any individual who, while serving as a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under

Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that a present or former director or officer of us has performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request our present or former directors or officers to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Provisions Of The Maryland General Corporation Law And Our Charter And Bylaws

Anti-takeover Effect

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquiror to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. These provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of us. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Control share acquisitions

The Maryland General Corporation Law under the Control Share Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of Directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the Board of Directors determines that it would be in our best interests and if the SEC does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act.

Business combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the Board of Directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board of Directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the Board of Directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the Board of Directors before the time that the interested stockholder becomes an interested stockholder. Our Board of Directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the Board of Directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the Board of Directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Classified Board of Directors

Our Board of Directors is divided into three classes of directors serving staggered three-year terms. The current terms of the first, second and third classes will expire in 2009, 2010 and 2011 respectively, and in each case, until their successors are duly elected and qualify. Each year one class of directors will be elected to the Board of Directors by the stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure the continuity and stability of our management and policies.

Election of directors

Our charter and bylaws provide that the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote in the election of directors will be required to elect a director. Under the charter, our Board of Directors may amend the bylaws to alter the vote required to elect directors.

Number of directors; vacancies; removal

Our charter provides that the number of directors will be set only by the Board of Directors in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than three nor more than eight. Our charter provides that, at such time as we have three independent directors and our common stock is registered under the Exchange Act of 1934, as amended, or the Exchange Act, we elect to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the Board of Directors. Accordingly, at such time, except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by stockholders

The Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or (unless the charter provides for stockholder action by less than unanimous written consent, which our charter does not) by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance notice provisions for stockholder nominations and stockholder proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Directors at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Directors or (3) provided that the Board of Directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of special meetings of stockholders

Our bylaws provide that special meetings of stockholders may be called by our Board of Directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of extraordinary corporate action; amendment of charter and bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter.

Our charter also provides that certain charter amendments and any proposal for our conversion, whether by merger or otherwise, from a closed-end company to an open-end company or any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80 percent of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by at least two-thirds of our continuing directors (in addition to approval by our Board of Directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The “continuing directors” are defined in our charter as our current directors as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on the Board of Directors.

Our charter and bylaws provide that the Board of Directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

No appraisal rights

Except with respect to appraisal rights arising in connection with the Control Share Act discussed above, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights.

DESCRIPTION OF OUR PREFERRED STOCK

In addition to shares of common stock, our charter authorizes the issuance of preferred stock. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. We may issue preferred stock from time to time in one or more series, without stockholder approval. Our Board of Directors is authorized to fix for any series of preferred stock the number of shares of such series and the designation, relative powers, preferences and rights, and the qualifications, limitations or restrictions of such series; except that, such an issuance must adhere to the requirements of the 1940 Act, Maryland law and any other limitations imposed by law.

The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to common stock, the liquidation preference of the preferred stock, together with all other senior securities, must not exceed an amount equal to 50% of our total assets (taking into account such distribution) and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are in arrears by two years or more.

For any series of preferred stock that we may issue, our Board of Directors will determine and the prospectus supplement relating to such series will describe:

•	the designation and number of shares of such series;

•	the rate and time at which, and the preferences and conditions under which, any dividends will be paid on shares of such series, the cumulative nature of such dividends and whether such dividends have any participating feature;

•	any provisions relating to convertibility or exchangeability of the shares of such series;

•	the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;

•	the voting powers of the holders of shares of such series;

•	any provisions relating to the redemption of the shares of such series;

•	any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;

•	any conditions or restrictions on our ability to issue additional shares of such series or other securities;

•	if applicable, a discussion of certain U.S. Federal income tax considerations; and

•	any other relative power, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our Board of Directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which cumulative dividends thereon will be cumulative.

DESCRIPTION OF OUR DEBT SECURITIES

We may issue debt securities in one or more series which, if publicly offered, will be under an indenture to be entered into between us and a trustee. The specific terms of each series of debt securities we publicly offer will be described in the particular prospectus supplement relating to that series. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued and payable;

•	the provision for any sinking fund;

•	any restrictive covenants;

•	any events of default;

•	whether the series of debt securities are issuable in certificated form;

•	any provisions for defeasance or covenant defeasance;

•	any special U.S. Federal income tax implications, including, if applicable, U.S. Federal income tax considerations relating to original issue discount;

•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

•	whether the debt securities are subject to subordination and the terms of such subordination;

•	the listing, if any, on a securities exchange;

•	the name and address of the trustee; and

•	any other terms.

The debt securities may be secured or unsecured obligations. Under the provisions of the 1940 Act, we are permitted, as a business development company, to issue debt only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of debt. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

DESCRIPTION OF OUR WARRANTS

We may issue warrants to purchase shares of our common stock, preferred stock or debt securities from time to time. Such warrants may be issued independently or together with one of our Securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	the number of shares of common stock, preferred stock or debt securities issuable upon exercise of such warrants;

•	the price at which and the currency or currencies, including composite currencies, in which the shares of common stock, preferred stock or debt securities purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants will commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the number of such warrants issued with each share of common stock, preferred stock or debt securities;

•	if applicable, the date on and after which such warrants and the related shares of common stock, preferred stock or debt securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of certain U.S. Federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Under the 1940 Act, we may generally only offer warrants provided that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants, and our Board of Directors approves such issuance on the basis that the issuance is in our best interests and the best interest of our stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants at the time of issuance may not exceed 25% of our outstanding voting securities.

REGULATION

We are a closed-end, non-diversified investment company that has filed an election to be treated as a business development company under the 1940 Act and has elected to be treated as a RIC under Subchapter M of the Code. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly-traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate and other market fluctuations. However, in connection with an investment or acquisition financing of a portfolio company, we may purchase or otherwise receive warrants to purchase the common stock of the portfolio company. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except with respect to money market funds we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments subject our stockholders indirectly to additional expenses. None of these policies are fundamental and may be changed without stockholder approval.

Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:

(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An “eligible portfolio company” is defined in the 1940 Act and rules adopted pursuant thereto as any issuer which:

(a) is organized under the laws of, and has its principal place of business in, the United States;

(b) is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for exclusions under the 1940 Act for certain financial companies such as banks, brokers, commercial finance companies, mortgage companies and insurance companies; and

(c) satisfies any of the following:

1. does not have any class of securities with respect to which a broker or dealer may extend margin credit;

2. is controlled by a business development company or a group of companies including a business development company and the business development company has an affiliated person who is a director of the eligible portfolio company;

3. is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million;

4. does not have any class of securities listed on a national securities exchange; or

5. has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million.

(2) Securities in companies that were eligible portfolio companies when we made our initial investment if certain other requirements are satisfied.

(3) Securities of any eligible portfolio company which we control.

(4) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing agreements.

(5) Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(6) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(7) Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a business development company must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2), (3) or (4) above.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, the business development company must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the business development company purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, including money market funds, U.S. government securities or high quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in money market funds, U.S. treasury bills or in repurchase agreements that are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a

RIC for U.S. Federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Investment Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any preferred stock or public debt securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios after giving effect to such distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors.”

Code of Ethics

We and Prospect Capital Management have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. For information on how to obtain a copy of each code of ethics, see “Available Information.”

Investment Concentration

Our investment objective is to generate both current income and long-term capital appreciation through debt and equity investments. While we are diversifying the portfolio, many of our existing investments are in the energy and energy related industries.

Compliance Policies and Procedures

We and our Investment Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the U.S. Federal securities laws, and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation, and to designate a Chief Compliance Officer to be responsible for administering the policies and procedures. Brian H. Oswald serves as our Chief Compliance Officer.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to Prospect Capital Management. The Proxy Voting Policies and Procedures of Prospect Capital Management are set forth below. The guidelines are reviewed periodically by Prospect Capital Management and our independent directors, and, accordingly, are subject to change.

Introduction.  As an investment adviser registered under the Advisers Act, Prospect Capital Management has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, Prospect Capital Management recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for Prospect Capital Management’s Investment Advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy policies.  These policies are designed to be responsive to the wide range of subjects that may be the subject of a proxy vote. These policies are not exhaustive due to the variety of proxy voting issues that Prospect Capital Management may be required to consider. In general, Prospect Capital Management will vote proxies in accordance with these guidelines unless: (1) Prospect Capital Management has determined to consider the matter on a case-by-case basis (as is stated in these guidelines), (2) the subject matter of the vote is not covered by these guidelines, (3) a material conflict of interest is present, or (4) Prospect Capital Management might find it necessary to vote contrary to its general guidelines to maximize stockholder value and vote in its clients’ best interests. In such cases, a decision on how to vote will be made by the Proxy Voting Committee (as described below). In reviewing proxy issues, Prospect Capital Management will apply the following general policies:

Elections of directors.  In general, Prospect Capital Management will vote in favor of the management-proposed slate of directors. If there is a proxy fight for seats on the Board of Directors or Prospect Capital Management determines that there are other compelling reasons for withholding votes for directors, the Proxy Voting Committee will determine the appropriate vote on the matter. Prospect Capital Management believes that directors have a duty to respond to stockholder actions that have received significant stockholder support. Prospect Capital Management may withhold votes for directors that fail to act on key issues such as failure to implement proposals to declassify boards, failure to implement a majority vote requirement, failure to submit a rights plan to a stockholder vote and failure to act on tender offers where a majority of stockholders have tendered their shares. Finally, Prospect Capital Management may withhold votes for directors of non-U.S. issuers where there is insufficient information about the nominees disclosed in the proxy statement.

Appointment of auditors.  Prospect Capital Management believes that the Company remains in the best position to choose the auditors and will generally support management’s recommendation.

Changes in capital structure.  Changes in a company’s charter, articles of incorporation or by-laws may be required by state or U.S. Federal regulation. In general, Prospect Capital Management will cast its votes in accordance with the Company’s management on such proposal. However, the Proxy Voting Committee will review and analyze on a case-by-case basis any proposals regarding changes in corporate structure that are not required by state or U.S. Federal regulation.

Corporate restructurings, mergers and acquisitions.  Prospect Capital Management believes proxy votes dealing with corporate reorganizations are an extension of the investment decision. Accordingly, the Proxy Voting Committee will analyze such proposals on a case-by-case basis.

Proposals affecting the rights of stockholders.  Prospect Capital Management will generally vote in favor of proposals that give stockholders a greater voice in the affairs of the Company and oppose any measure that seeks to limit those rights. However, when analyzing such proposals, Prospect Capital Management will weigh the financial impact of the proposal against the impairment of the rights of stockholders.

Corporate governance.  Prospect Capital Management recognizes the importance of good corporate governance in ensuring that management and the Board of Directors fulfill their obligations to the stockholders. Prospect Capital Management favors proposals promoting transparency and accountability within a company.

Anti-takeover measures.  The Proxy Voting Committee will evaluate, on a case-by-case basis, proposals regarding anti-takeover measures to determine the measure’s likely effect on stockholder value dilution.

Stock splits.  Prospect Capital Management will generally vote with the management of the Company on stock split matters.

Limited liability of directors.  Prospect Capital Management will generally vote with management on matters that would affect the limited liability of directors.

Social and corporate responsibility.  The Proxy Voting Committee may review and analyze on a case-by-case basis proposals relating to social, political and environmental issues to determine whether they will have a financial impact on stockholder value. Prospect Capital Management may abstain from voting on social proposals that do not have a readily determinable financial impact on stockholder value.

Proxy voting procedures.  Prospect Capital Management will generally vote proxies in accordance with these guidelines. In circumstances in which (1) Prospect Capital Management has determined to consider the matter on a case-by-case basis (as is stated in these guidelines), (2) the subject matter of the vote is not covered by these guidelines, (3) a material conflict of interest is present, or (4) Prospect

Capital Management might find it necessary to vote contrary to its general guidelines to maximize stockholder value and vote in its clients’ best interests, the Proxy Voting Committee will vote the proxy.

Proxy voting committee.  Prospect Capital Management has formed a proxy voting committee to establish general proxy policies and consider specific proxy voting matters as necessary. In addition, members of the committee may contact the management of the Company and interested stockholder groups as necessary to discuss proxy issues. Members of the committee will include relevant senior personnel. The committee may also evaluate proxies where we face a potential conflict of interest (as discussed below). Finally, the committee monitors adherence to guidelines, and reviews the policies contained in this statement from time to time.

Conflicts of interest.  Prospect Capital Management recognizes that there may be a potential conflict of interest when it votes a proxy solicited by an issuer that is its advisory client or a client or customer of one of our affiliates or with whom it has another business or personal relationship that may affect how it votes on the issuer’s proxy. Prospect Capital Management believes that adherence to these policies and procedures ensures that proxies are voted with only its clients’ best interests in mind. To ensure that its votes are not the product of a conflict of interests, Prospect Capital Management requires that: (i) anyone involved in the decision making process (including members of the Proxy Voting Committee) disclose to the chairman of the Proxy Voting Committee any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (ii) employees involved in the decision making process or vote administration are prohibited from revealing how Prospect Capital Management intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy voting.  Each account’s custodian will forward all relevant proxy materials to Prospect Capital Management, either electronically or in physical form to the address of record that Prospect Capital Management has provided to the custodian.

Proxy recordkeeping.  Prospect Capital Management must retain the following documents pertaining to proxy voting:

•	copies of its proxy voting polices and procedures;

•	copies of all proxy statements;

•	records of all votes cast by Prospect Capital Management;

•	copies of all documents created by Prospect Capital Management that were material to making a decision how to vote proxies or that memorializes the basis for that decision; and

•	copies of all written client requests for information with regard to how Prospect Capital Management voted proxies on behalf of the client as well as any written responses provided.

All of the above-referenced records will be maintained and preserved for a period of not less than five years from the end of the fiscal year during which the last entry was made. The first two years of records must be maintained at our office.

Proxy voting records.  Clients may obtain information about how Prospect Capital Management voted proxies on their behalf by making a written request for proxy voting information to: Compliance Officer, Prospect Capital Management LLC, 10 East 40th Street, 44th Floor, New York, NY 10016.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 imposes a variety of regulatory requirements on publicly-held companies. In addition to our Chief Executive and Chief Financial Officers’ required certifications as to the accuracy of our financial reporting, we are also required to disclose the effectiveness of our disclosure controls and procedures as well as report on our assessment of our internal controls over financial reporting, the latter of which must be audited by our independent registered public accounting firm.

The Sarbanes-Oxley Act also requires us to continually review our policies and procedures to ensure that we remain in compliance with all rules promulgated under the Act.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our Securities are held under a custody agreement by U.S. Bank National Association. The address of the custodian is: 1555 North Rivercenter Drive, MK-WI-5302, Milwaukee, WI 53212, Attention: Mutual Fund Custody Account Administrator, facsimile: (866) 350-1430. American Stock Transfer & Trust Company acts as our transfer agent, dividend paying agent and registrar. The principal business address of American Stock Transfer & Trust Company is 59 Maiden Lane, New York, NY 10007, telephone number: (718) 921-8200.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. The aggregate amount of brokerage commissions paid by us during the three most recent fiscal years is $105,613. Subject to policies established by our Board of Directors, Prospect Capital Management is primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions.

Prospect Capital Management does not expect to execute transactions through any particular broker or dealer, but seeks to obtain the best net results for the Company, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While Prospect Capital Management generally seeks reasonably competitive trade execution costs, the Company will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, Prospect Capital Management may select a broker based partly upon brokerage or research services provided to it and the Company and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if Prospect Capital Management determines in good faith that such commission is reasonable in relation to the services provided.

PLAN OF DISTRIBUTION

We may sell the Securities pursuant to this prospectus and a prospectus supplement in any of four ways (or in any combination): (a) through underwriters or dealers; (b) directly to a limited number of purchasers or to a single purchaser, including existing stockholders in a rights offering; (c) through agents; or (d) directly to our stockholders and others through the issuance of transferable or non-transferable rights to our stockholders. In the case of a rights offering, the applicable prospectus supplement will set forth the number of shares of our common stock issuable upon the exercise of each right and the other terms of such rights offering. We will not sell shares of common stock in a rights offering at a price below NAV per share under this prospectus. Any underwriter or agent involved in the offer and sale of the Securities will also be named in the applicable prospectus supplement. The Securities may be sold “at-the-market” to or through a market maker or into an existing trading market for the securities, on an exchange or otherwise. The prospectus supplement will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters or agents and the amounts of Securities underwritten or placed by each of them;

•	the offering price of the Securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to underwriters or agents; and

•	any securities exchanges on which the Securities may be listed.

In addition, pursuant to the terms of certain applicable registration rights agreements entered into by us, certain of our stockholders may resell shares of our common stock under this prospectus and as described in any related prospectus supplement.

We may use Stock to acquire investments in companies, the terms of which will be further disclosed in a prospectus supplement if such stock is issued in an offering hereunder.

Any offering price and any discounts or concessions allowed or reallowed or paid to underwriters or agents may be changed from time to time.

We may sell shares of our common stock at a price below net asset value per share if a majority of the number of beneficial holders of our stock have approved such a sale or if the following conditions are met: (1) holders of a majority of our stock and a majority of our stock not held by affiliated persons have approved issuance at less than net asset value per share during the one-year period prior to such sale; (2) a majority of our directors who have no financial interest in the sale and a majority of such directors who are not interested persons of us have determined that any such sale would be in our best interests and in the best interests of our stockholders; and (3) a majority of our directors who have no financial interest in the sale and a majority of such directors who are not interested persons of us, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of us of firm commitments to purchase such securities or immediately prior to the issuance of such securities, that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any distributing commission or discount.

If underwriters are used in the sale of any Securities, Securities acquired by the underwriters for their own account may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, any obligations by the underwriters to purchase the Securities will be subject to certain conditions precedent.

The maximum commission or discount to be received by any FINRA member or independent broker-dealer will not exceed 8%. In connection with any rights offering to our stockholders, we may also enter into a standby underwriting arrangement with one or more underwriters pursuant to which the underwriter(s) will purchase our common stock remaining unsubscribed for after the rights offering.

We may sell the Securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the Securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

Agents, dealers and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell Securities outside of this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use Securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may loan or pledge Securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our Securities or in connection with a simultaneous offering of other Securities offered by this prospectus or otherwise.

Any of our common stock sold pursuant to a prospectus supplement will be listed on The NASDAQ Global Select Market, or another exchange on which our common stock is traded.

In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, NY, and Venable LLP as special Maryland counsel.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BDO Seidman, LLP is the independent registered public accounting firm of the Company.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our Securities offered by this prospectus. The registration statement contains additional information about us and the Securities being registered by this prospectus. We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. This information and the information specifically regarding how we voted proxies relating to portfolio securities for the period ended June 30, 2008, are available free of charge by contacting us at 10 East 40th Street, 44th floor, New York, NY 10016 or by telephone at toll-free (888) 748-0702. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s Internet site at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

We announced on August 3, 2009 that we intend to acquire the outstanding shares of Patriot common stock. The merger agreement provides that the holders of Patriot’s common stock will receive the right to receive 0.3992 shares of our common stock. This is estimated to result in approximately 8.6 million shares of common stock being issued by us. In connection with the transaction, we will repay all the outstanding borrowings of Patriot, in compliance with the merger agreement. The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the historical consolidated combined financial statements and the related notes of both Patriot and ours, which are included elsewhere in this document.

The following unaudited pro forma condensed combined financial information and explanatory notes illustrate the effect of the merger on our financial position and results of operations based upon the companies’ respective historical financial positions and results of operations under the acquisition method of accounting with us treated as the acquirer. Under this method of accounting, the assets and liabilities of Patriot will be recorded by us at their estimated fair values as of the date the merger is completed. The unaudited pro forma condensed combined financial information of ours and Patriot reflects the unaudited combined condensed balance sheet as of June 30, 2009 and the unaudited combined condensed income statements for the year ended June 30, 2009, updated where more timely information is available. The condensed consolidated balance sheet as of June 30, 2009 assumes the acquisition took place on that date. The condensed consolidated statements of income for the year ended June 30, 2009 assumes the acquisition took place on July 1, 2008. The unaudited pro forma condensed combined balance sheet also reflects the impact of certain transactions that occurred subsequent to June 30, 2009.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented, nor the impact of possible business model changes. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

PROSPECT CAPITAL CORP AND SUBSIDIARIES

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
June 30, 2009

		Pro Forma	Pro Forma
	Prospect	Patriot(A)	Adjustments		Pro Forma
	(In thousands)
	Unaudited

Assets and Liabilities Data
Investment Securities	547,168	265,931	(69,608	)(E)	743,491
Cash	108,677	5,075	97,674	(B)	69,979
			(16,647	)(C)
			(124,800	)(D)
Other Assets	11,180	2,332	—		13,512

Total Assets	667,025	273,338	(113,381)		826,982

Borrowings	124,800	111,959	(124,800	)(D)	111,959
			111,959	(E)
			(111,959	)(E)
Other Liabilities	9,629	5,606	—		15,235

Total Liabilities	134,429	117,565	(124,800)		127,194

Net Assets	532,596	155,773	97,674	(B)	699,788

			(16,647	)(C)
			(69,608	)(E)

See accompanying notes to unaudited pro forma condensed combined financial statements.

PROSPECT CAPITAL CORP AND SUBSIDIARIES

PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
Year Ended June 30, 2009

	Year Ended
	June 30, 2009		Pro Forma
	Prospect	Patriot	Adjustments		Pro Forma
	(In thousands, except share and per share data)
	Unaudited

Performance Data
Interest and Dividend Income	85,719	35,146	—	(F)	120,865
Fee Income	—	1,508	—		1,508
Other Income	14,762	338	—		15,100

Total Investment Income	100,481	36,992	—		137,473

Interest Expense	(6,161)	(8,537)	6,751	(G)	(7,947)
Base Management Fees	(11,915)	—	(6,825	)(H)	(18,740)
Income Incentive Fees	(14,790)	—	(4,494	)(I)	(19,284)
General and Administrative Expenses	(8,452)	(8,314)	2,398	(J)	(14,368)

Total Expenses	(41,318)	(16,851)	(2,170)		(60,339)

Net Investment Income	59,163	20,141	(2,170)		77,134

Realized Gain/(Loss)	(39,078)	(12,462)	—		(51,540)
Unrealized Gain/(Loss)	15,019	(45,334)	—		(30,315)

Net Realized and Unrealized Gain/(Loss)	(24,059)	(57,796)	—		(81,855)

Net Income	35,104	(37,655)	(2,170)		(4,721)

Average Shares Outstanding	31,560	20,847	1,941	(K)	54,348

Earnings Per Share	1.11	(1.81)	—		(0.09)

See accompanying notes to unaudited pro forma condensed combined financial statements.

PROSPECT CAPITAL CORP AND SUBSIDIARIES

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
(In thousands, except share and per share data)

Note 1	Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information related to the merger is included as of and for the year ended June 30, 2009. As indicated in Exhibit 99.1 to Prospect’s Form 8-K dated August 5, 2009, Prospect agreed to acquire Patriot for approximately $198,000. This purchase price was calculated based upon an estimated price of Prospect common stock of $10.00 per share and an estimated debt outstanding at closing of $110,500. The purchase price will be adjusted for the actual debt outstanding when the merger is consummated. The pro forma adjustments included herein reflect the conversion of Patriot common stock into Prospect common stock using an exchange ratio of 0.3992 of a share of Prospect common stock, with such exchange ratio to give effect to any tax distributions and any dividends that Patriot may declare before closing, for each of the approximately 21.6 million shares of Patriot common stock.

The merger will be accounted for as an acquisition of Patriot by Prospect in accordance with acquisition method of accounting as detailed in Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“FAS 141(R)”). The fair value of the consideration paid is allocated to the assets acquired and liabilities assumed based on their fair values as the date of acquisition. As described in more detail in FAS 141(R), goodwill, if any, is recognized as of the acquisition date, for the excess of the consideration transferred over the fair value of identifiable net assets acquired. If the total acquisition date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred, the excess is recognized as a gain. In connection with the merger of Patriot and Prospect, the estimated fair value of the net assets acquired is anticipated to equal the purchase price and based on Prospect’s preliminary purchase price allocation; no gain will be recorded by Prospect in the period the merger is completed.

Under the 1940 Act rules, the regulations pursuant to Article 6 of Regulation S-X and the American Institute of Certified Public Accountants’ Audit and Accounting Guide for Investment Companies, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services and benefits to us. Our financial statements include our accounts and the accounts of Prospect Capital Funding, LLC, our only wholly-owned, closely-managed subsidiary that is also an investment company. All intercompany balances and transactions have been eliminated in consolidation.

In determining the value of the assets to be acquired, Statement of Financial Standards No. 157, “Fair Value Measurements”, (“SFAS 157”), was utilized. Under FAS 157, investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that Prospect may take into account in fair value pricing its investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

PROSPECT CAPITAL CORP AND SUBSIDIARIES

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Unaudited
(In thousands)

FAS 157 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1:  Quoted prices in active markets for identical assets or liabilities, accessible by Prospect at the measurement date.

Level 2:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3:  Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Prospect’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. FAS 157 applies to fair value measurements already required or permitted by other standards. In accordance with FAS 157, the fair value of Prospect’s investments is defined as the price that it would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market in which that investment is transacted. Substantially all of the assets held by Prospect and Patriot are level 3 assets.

Certain other transactions which affect the purchase price and the ability to consummate the transaction but occurred subsequent to June 30, 2009 have been adjusted for in the unaudited condensed pro forma balance sheet. These include common stock issuances and debt repayments by Prospect and loan repayments received and settlements by Patriot. Prospect does not anticipate any realignment of the portfolio other than repayments by borrowers.

The unaudited pro forma condensed combined financial information includes preliminary estimated adjustments to record the assets and liabilities of Patriot at their respective estimated fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the estimated fair values of Patriot’s assets and liabilities. Accordingly, the final purchase accounting adjustments and integration charges may be materially different from the pro forma adjustments presented in the document. Increases or decreases in the estimated fair values of the net assets, commitments, and other items of Patriot as compared to the information shown in the document may change the amount of the purchase price allocated to goodwill or recognized as income in accordance with FAS 141(R).

The unaudited pro forma condensed combined financial information is presented in this document is for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable period presented, nor the impact of possible business model changes as a result of current market conditions which may impact revenues, expense efficiencies, asset dispositions, share repurchases and other factors. Additionally, the unaudited pro forma condensed combined financial information is not indicative of the results of operations in future periods or the future financial position of the combined company.

Note 2	Preliminary Purchase Accounting Allocations

The unaudited pro forma condensed combined financial information for the merger includes the unaudited pro forma condensed combined balance sheet as of June 30, 2009 assuming the merger was completed on

PROSPECT CAPITAL CORP AND SUBSIDIARIES

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Unaudited
(In thousands)

June 30, 2009. The unaudited pro forma condensed combined income statements for the year ended June 30, 2009 were prepared assuming the merger was completed on July 1, 2008.

The unaudited pro forma condensed combined financial information reflects the issuance of approximately 8.6 million shares of Prospect common stock.

The merger will be accounted for using the purchase method of accounting; accordingly, Prospect’s cost to acquire Patriot will be allocated to the assets and liabilities of Patriot at their respective estimated fair values estimated by Prospect as of the acquisition date. Accordingly, the pro forma purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized in the following table:

Cash (to repay Patriot Debt)	$111,959
Common Stock issued	86,165

Total Purchase Price	198,124

Assets acquired:
Investments	196,323
Cash and cash equivalents	5,075
Other assets	2,332

Assets acquired	203,730
Other Liabilities assumed	(5,606)

Net assets acquired	198,124

Note 3	Preliminary Pro Forma Adjustments

The preliminary pro forma purchase accounting allocation included in the unaudited pro forma condensed combined financial information is as follows :

A	To reflect Patriot’s June 30, 2009 balance sheet, updated for estimated changes subsequent to June 30, 2009 to the acquisition date:

			Pro Forma PCAP
	PCAP Historical	Pro Forma	June 30, 2009 as
	June 30, 2009	Adjustments(AA)	Adjusted

Investment Securities	$283,929	$(17,998)	$265,931
Cash and cash equivalents	8,150	(3,075)	5,075
Other Assets	10,461	(8,129)	2,332

Total Assets	$302,540	$(29,202)	$273,338

Borrowings	$137,365	$(25,406)	$111,959
Other Liabilities	4,680	926	5,606

Total Liabilities	142,045	(24,480)	117,565
Net Assets	160,495	(4,722)	155,773

	$302,540	$(29,202)	$273,338

PROSPECT CAPITAL CORP AND SUBSIDIARIES

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Unaudited
(In thousands)

(AA)	Primarily the result of sale of certain investments subsequent to June 30, 2009 and the use of the proceeds to repay outstanding borrowings.

B	To record the sale of 5,175,000, 3,449,687, and 2,807,111 shares of Prospect common stock on July 7, 2009, August 20, 2009 and September 24, 2009, respectively. The sale of equity resulted in raising approximately $97,674 of cash.

C	To record the Prospect cash distribution paid on July 20, 2009.

D	To record the repayment of Prospect’s outstanding borrowings of approximately $124,800 with the cash on hand and raised from the equity raises (Note 2).

E	To reflect the acquisition of Patriot by the issuance of approximately 8.6 million shares of Prospect common stock and the payment of $111,959, which will be used to pay Patriot outstanding borrowings. The $111,959 is expected to be funded by borrowing on Prospect’s credit line. Below reflects the allocation of purchase price on the basis of the fair value of assets acquired and liabilities assumed:

Components of Purchase Price:

		Pro Forma
	Patriot Historical	Adjustments		Pro Forma

Cash (to repay Patriot Debt)	$111,959	$		$111,959
Common Stock issued	86,165	—		86,165

Total Purchase Price	198,124	—		198,124

Assets acquired:
Investments	265,931	(69,608	)(AA)	196,323
Cash and cash equivalents	5,075			5,075
Other assets	2,332			2,332

Total assets acquired	273,338	(69,608)		203,730
Other liabilities assumed	(5,606)			(5,606)

Net assets acquired	$267,732	$(69,608)		$198,124

(AA)	To reflect the write down of Patriot’s fair value of its investments to Prospect’s determination of fair value. Prospect in conjunction with an independent valuation agent has determined that a fair value approximating the purchase price, which is approximately $69,608 less than the value determined by Patriot, is appropriate. Patriot’s fair values, some of which have been determined in conjunction with an independent valuation agent, were derived utilizing different market assumptions than those utilized by Prospect.

F	The purchase price of the investments being acquired from Patriot is below the amortized cost of such investments. As a result, subsequent to the acquisition date Prospect will record the accretion to par value in interest income over the term of the investment. Interest income has not been adjusted to reflect the accretion to par value for the periods presented. The accretion for the first 12 months after acquisition is estimated to be approximately $17,000.

G	To reflect the reduction of Patriot interest expense for the year ended June 30, 2009 as though the repayment of the $111,959 occurred on July 1, 2008.

PROSPECT CAPITAL CORP AND SUBSIDIARIES

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Unaudited
(In thousands)

H	Base management fees were computed based on 2% of Average Assets per Prospect’s investment advisory agreement with Prospect Capital Management, LLC.

I	Incentive management fees were recomputed based on the formula in Prospect’s investment advisory agreement with Prospect Capital Management, LLC.

J	Adjustments to general and administrative expenses were made to reflect investment professionals being retained by Prospect Capital Management, LLC and covered by the management fees.

K	Weighted average shares have been adjusted to reflect the following:

Year Ended
June 30, 2009

Prospect Weighted Average Shares Outstanding	31,560
Estimated shares issued to fund the repayment of Patriots Debt (reflected as outstanding for the period presented)	14,172
Estimated shares issued in connection with the Merger, including any shares issued in satisfaction of any restricted stock agreements (reflected as outstanding for the period presented)	8,616

Prospect Adjusted Weighted Average Shares Outstanding	54,348

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Prospect Capital Corporation
New York, New York

We have audited the accompanying consolidated statements of assets and liabilities of Prospect Capital Corporation, including the schedule of investments, as of June 30, 2009 and 2008, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended June 30, 2009, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Prospect Capital Corporation at June 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, and the financial highlights for each of the periods presented in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Prospect Capital Corporation’s internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 11, 2009 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

New York, New York
September 11, 2009

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

	June 30,	June 30,
	2009	2008
	(In thousands, except share and per share data)

ASSETS (NOTE 10)
Investments at fair value (net cost of $531,424 and $496,805, respectively, Note 3)
Control investments (net cost of $187,105 and $203,661, respectively)	$206,332	$205,827
Affiliate investments (net cost of $33,544 and $5,609, respectively)	32,254	6,043
Non-control/Non-affiliate investments (net cost of $310,775 and $287,535,respectively)	308,582	285,660

Total investments at fair value	547,168	497,530

Investments in money market funds	98,735	33,000
Cash	9,942	555
Receivables for:
Interest, net	3,562	4,094
Dividends	28	4,248
Loan principal	—	71
Other	571	567
Prepaid expenses	68	273
Deferred financing costs	6,951	1,440

Total Assets	667,025	541,778

LIABILITIES
Credit facility payable (Note 10)	124,800	91,167
Dividends payable	—	11,845
Due to Prospect Administration (Note 7)	842	695
Due to Prospect Capital Management (Note 7)	5,871	5,946
Accrued expenses	2,381	1,104
Other liabilities	535	1,398

Total Liabilities	134,429	112,155

Net Assets	$532,596	$429,623

Components of Net Assets
Common stock, par value $0.001 per share (100,000,000 and 100,000,000 common shares authorized, respectively; 42,943,084 and 29,520,379 issued and outstanding, respectively) (Note 5)	$43	$30
Paid-in capital in excess of par	545,707	441,332
Undistributed net investment income	24,152	1,508
Accumulated realized losses on investments	(53,050)	(13,972)
Unrealized appreciation on investments	15,744	725

Net Assets	$532,596	$429,623

Net Asset Value Per Share	$12.40	$14.55

See notes to consolidated financial statements

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended
	June 30,	June 30,	June 30,
	2009	2008	2007
	(In thousands, except share and per share data)

Investment Income
Interest income:
Control investments (Net of foreign withholding tax of $166, $230, and $178, respectively)	$19,281	$21,709	$13,500
Affiliate investments (Net of foreign withholding tax of $ — , $70, and $237, respectively)	3,039	1,858	3,489
Non-control/Non-affiliate investments	40,606	35,466	13,095

Total interest income	62,926	59,033	30,084

Dividend income
Control investments	22,468	11,327	3,400
Money market funds	325	706	2,753

Total dividend income	22,793	12,033	6,153

Other income: (Note 4)
Control/affiliate investments	1,249	1,123	230
Non-control/Non-affiliate investments	13,513	7,213	4,214

Total other income	14,762	8,336	4,444

Total Investment Income	100,481	79,402	40,681

Operating Expenses
Investment advisory fees:
Base management fee (Note 7)	11,915	8,921	5,445
Income incentive fee (Note 7)	14,790	11,278	5,781

Total investment advisory fees	26,705	20,199	11,226

Interest and credit facility expenses	6,161	6,318	1,903
Sub-administration fees (including former Chief Financial Officer and Chief Compliance Officer)	846	859	567
Legal fees	947	2,503	1,365
Valuation services	705	577	395
Audit, compliance and tax related fees	1,015	470	599
Allocation of overhead from Prospect Administration (Note 7)	2,856	2,139	532
Insurance expense	246	256	291
Directors’ fees	269	253	230
Other general and administrative expenses	1,035	715	442
Excise taxes	533	—	—

Total Operating Expenses	41,318	34,289	17,550

Net Investment Income	59,163	45,113	23,131

Net realized (loss) gain on investments	(39,078)	(16,222)	1,949
Net change in unrealized appreciation (depreciation) on investments	15,019	(1,300)	(8,352)

Net Increase in Net Assets Resulting from Operations	$35,104	$27,591	$16,728

Net increase in net assets resulting from operations per share: (Note 6 and Note 8)	$1.11	$1.17	$1.06

Weighted average shares of common stock outstanding:	31,559,905	23,626,642	15,724,095

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(In thousands, except share data)

	Year Ended
	June 30,	June 30,	June 30,
	2009	2008	2007
	(In thousands, except share data)

Increase in Net Assets from Operations:
Net investment income	$59,163	$45,113	$23,131
Net realized (loss) gain on investments	(39,078)	(16,222)	1,949
Net change in unrealized appreciation (depreciation) on investments	15,019	(1,300)	(8,352)

Net Increase in Net Assets Resulting from Operations	35,104	27,591	16,728

Dividends to Shareholders	(36,519)	(39,513)	(27,542)

Capital Share Transactions:
Net proceeds from capital shares sold	100,304	140,249	197,558
Less: Offering costs of public share offerings	(1,023)	(1,505)	(874)
Reinvestment of dividends	5,107	2,753	5,908

Net Increase in Net Assets Resulting from Capital ShareTransactions	104,388	141,497	202,592

Total Increase in Net Assets:	102,973	129,575	191,778
Net assets at beginning of year	429,623	300,048	108,270

Net Assets at End of Year	$532,596	$429,623	$300,048

Capital Share Activity:
Shares sold	12,942,500	9,400,000	12,526,650
Shares issued through reinvestment of dividends	480,205	171,314	352,542

Net increase in capital share activity	13,422,705	9,571,314	12,879,192
Shares outstanding at beginning of year	29,520,379	19,949,065	7,069,873

Shares Outstanding at End of Year	42,943,084	29,520,379	19,949,065

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended
	June 30,	June 30,	June 30,
	2009	2008	2007
	(In thousands, except share data)

Cash Flows from Operating Activities:
Net increase in net assets resulting from operations	$35,104	$27,591	$16,728
Net realized loss (gain) on investments	39,078	16,239	(1,947)
Net change in unrealized (appreciation) depreciation on investments	(15,019)	1,300	8,352
Accretion of original issue discount on investments	(2,399)	(2,095)	(1,808)
Amortization of deferred financing costs	759	727	1,264
Change in Operating Assets and Liabilities:
Payments for purchases of investments	(98,305)	(311,947)	(167,255)
Proceeds from sale of investments and collection of investment principal	27,007	127,212	38,407
Purchases of cash equivalents	(39,999)	(274,949)	(259,887)
Sales of cash equivalents	39,999	274,932	259,885
Net (increase) decrease investments in money market funds	(65,735)	8,760	(40,152)
Decrease (increase) in interest receivable, net	532	(1,955)	(500)
Decrease (increase) in dividends receivable	4,220	(3,985)	(250)
Decrease (increase) in loan principal receivable	71	(71)	385
Decrease in receivable for securities sold	—	—	369
Decrease in receivable for structuring fees	—	1,625	—
Decrease in due from Prospect Administration	—	—	28
Decrease in due from Prospect Capital Management	—	—	5
Increase in other receivables	(4)	(296)	(1,896)
Decrease (increase) in prepaid expenses	205	198	(394)
(Decrease) increase in payables for securities purchased	—	(70,000)	32
Increase in due to Prospect Administration	147	365	330
(Decrease) increase in due to Prospect Capital Management	(75)	1,438	3,763
Increase (decrease) in accrued expenses	1,277	(208)	469
(Decrease) increase in other liabilities	(863)	1,094	182

Net Cash Used In Operating Activities:	(74,000)	(204,025)	(143,890)

Cash Flows from Financing Activities:
Borrowings under credit facility	100,157	238,492	—
Payments under credit facility	(66,524)	(147,325)	(28,500)
Financing costs paid and deferred	(6,270)	(416)	(2,660)
Net proceeds from issuance of common stock	100,304	140,249	197,558
Offering costs from issuance of common stock	(1,023)	(1,505)	(874)
Dividends paid	(43,257)	(24,915)	(21,634)

Net Cash Provided By Financing Activities:	83,387	204,580	143,890

Total Increase in Cash	9,387	555	—
Cash balance at beginning of year	555	—	—

Cash Balance at End of Year	$9,942	$555	$—

Cash Paid For Interest	$5,014	$4,942	$639

Non-Cash Financing Activity:
Amount of shares issued in connection with dividend reinvestment plan	$5,107	$2,753	$5,908

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF INVESTMENTS
June 30, 2009 and June 30, 2008

			June 30, 2009
		Par Value/			% of
		Shares/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Control Investments (25.00% or greater of voting control)
Ajax Rolled Ring & Machine	South Carolina/ Manufacturing
Unrestricted common shares (7 total unrestricted common shares issued and outstanding and 681.85 restricted common shares issued and outstanding)		6	$—	$—	0.0%
Series A convertible preferred shares (7,192.6 total preferred shares issued and outstanding)		6,142.6	6,057	—	0.0%
Subordinated secured note — Tranche B,11.50% plus 6.00% PIK, 4/01/2013(3),(4)		$11,675	11,675	10,151	1.9%
Senior secured note — Tranche A, 10.50%, 4/01/2013(3),(5)		$21,487	21,487	21,487	4.0%

Total			39,219	31,638	5.9%

C&J Cladding LLC	Texas/Metal Services
Warrant, common units, expiring 3/30/2014 (1,000 total company units outstanding)		400	580	3,825	0.7%
Senior secured note, 14.00%, 3/30/2012(3),(6)		$3,150	2,722	3,308	0.6%

Total			3,302	7,133	1.3%

Change Clean Energy Holdings, Inc. (“CCEHI”)(7)	Maine/ Biomass Power
CCEHI common shares (1,000 total common shares issued and outstanding)		1,000	2,530	2,530	0.5%

Gas Solutions Holdings, Inc.(3),(8)	Texas/Gas Gathering and Processing
Common shares (100 total common shares outstanding)		100	5,003	55,187	10.4%
Junior secured note, 18.00%, 12/23/2018		$5,000	5,000	5,000	0.9%
Senior secured note, 18.00%, 12/22/2018		$25,000	25,000	25,000	4.7%

Total			35,003	85,187	16.0%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
June 30, 2009 and June 30, 2008

			June 30, 2009
		Par Value/			% of
		Shares/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Integrated Contract Services, Inc.(9)	North Carolina/ Contracting
Common stock (100 total common shares outstanding)		49	$679	$—	0.0%
Series A preferred shares (10 total Series A preferred shares outstanding)		10	—	—	0.0%
Junior secured note, stated rate 7.00% plus 7.00% PIK plus 6.00% default interest, in non-accrual status effective 10/09/2007, past due		$14,003	14,003	3,030	0.6%
Senior secured note, stated rate 7.00% plus 7.00% PIK plus 6.00% default interest, in non-accrual status effective 10/09/2007, past due		$800	800	800	0.1%
Senior demand note, 15.00%, 6/30/2009(10)		$1,170	1,170	1,170	0.2%

Total			16,652	5,000	0.9%

Iron Horse Coiled Tubing, Inc.	Alberta, Canada/ Production Services
Common shares (2,231 total class A common shares outstanding)		1,781	268	—	0.0%
Senior secured note, 15.00%, 12/31/2009		$9,250	9,250	3,004	0.6%
Bridge loan, 15.00% plus 3.00% PIK, 12/31/2009		$9,826	9,826	9,602	1.8%

Total			19,344	12,606	2.4%

NRG Manufacturing, Inc.	Texas/ Manufacturing
Common shares (1,000 total common shares issued and outstanding)		800	2,317	19,294	3.6%
Senior secured note, 16.50%, 8/31/2011(3),(11)		$13,080	13,080	13,080	2.5%

Total			15,397	32,374	6.1%

R-V Industries, Inc.	Pennsylvania/ Manufacturing
Common shares (750,000 total common shares issued and outstanding)		545,107	5,086	12,267	2.3%
Warrants, common shares, expiring 6/30/2017 (200,000 total common shares outstanding)		200,000	1,682	4,500	0.8%

Total			6,768	16,767	3.1%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
June 30, 2009 and June 30, 2008

			June 30, 2009
		Par Value/			% of
		Shares/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Yatesville Coal Holdings, Inc.(12)	Kentucky/ Mining and Coal Production
Common stock (1,000 total common shares outstanding)		1,000	$427	$—	0.0%
Junior secured note, 15.72%, in non-accrual status effective 1/01/2009, matures 12/31/2010		$38,463	38,463	3,097	0.6%
Senior secured note, 15.72%, in non-accrual status effective 1/01/2009, matures 12/31/2010		$10,000	10,000	10,000	1.9%

Total			48,890	13,097	2.5%

Total Control Investments			187,105	206,332	38.7%

Affiliate Investments (5.00% to 24.99% of voting control)
Appalachian Energy Holdings LLC(13)	West Virginia/ Construction Services
Warrants — Class A common units, expiring 2/13/2016 (86,843 total fully-diluted class A common units outstanding)		6,065	176	—	0.0%
Warrants — Class A common units, expiring 6/17/2018 (86,843 total fully-diluted class A common units outstanding)		6,025	172	—	0.0%
Warrants — Class A common units, expiring 11/30/2018 (86,843 total fully-diluted class A common units outstanding)		25,000	—	—	0.0%
Series A preferred equity (1,075 total series A preferred equity units outstanding)		200	82	—	0.0%
Series B preferred equity (794 total series B preferred equity units outstanding)		241	241	—	0.0%
Series C preferred equity (500 total series C preferred equity units outstanding)		500	500	—	0.0%
Senior Secured Debt Tranche B, 14.00% plus 3.00% PIK plus 3.00% default interest, non-accrual status effective 11/01/2008, past due		$2,050	1,955	356	0.1%
Senior Secured Debt Tranche A, 14.00% plus 3.00% PIK plus 3.00% default interest, non-accrual status effective 11/01/2008, matures 1/31/2011		$1,997	1,891	2,052	0.4%

Total			5,017	2,408	0.5%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
June 30, 2009 and June 30, 2008

			June 30, 2009
		Par Value/			% of
		Shares/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Biotronic Neuro Network	Michigan/ Healthcare
Preferred shares (85,000 total preferred shares outstanding)(14)		9,925.455	$2,300	$2,839	0.5%
Senior secured note, 11.50% plus 1.00% PIK, 2/21/2013(3),(15)		$26,227	26,227	27,007	5.1%

Total			28,527	29,846	5.6%

Total Affiliate Investments			33,544	32,254	6.1%

Non-control/Non-affiliate Investments (less than 5.00% of voting control)
American Gilsonite Company	Utah/ Specialty Minerals
Membership interest units in AGC PEP, LLC(16)		99.9999%	1,031	3,851	0.7%
Senior subordinated note, 12.00% plus 3.00% PIK, 3/14/2013(3)		$14,783	14,783	15,073	2.8%

Total			15,814	18,924	3.5%

Castro Cheese Company, Inc.(3)	Texas/ Food Products
Junior secured note, 11.00% plus 2.00% PIK, 2/28/2013		$7,538	7,413	7,637	1.4%

Conquest Cherokee, LLC(17)	Tennessee/ Oil and Gas Production
Overriding Royalty Interests		—	—	565	0.1%
Senior secured note, 13.00%, in non-accrual status effective 4/01/2009 plus 4.00% default interest, past due(18)		$10,200	10,191	6,855	1.3%

Total			10,191	7,420	1.4%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
June 30, 2009 and June 30, 2008

			June 30, 2009
		Par Value/			% of
		Shares/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Deb Shops, Inc.(19)	Pennsylvania/ Retail
Second lien debt, 8.67%, 10/23/2014		$15,000	$14,623	$6,272	1.2%

Diamondback Operating, LP	Oklahoma/ Oil and Gas Production
Net profits interest, 15.00% payable on equity distributions(20)		—	—	458	0.1%

Freedom Marine Services LLC(3),(21)	Louisiana/ Shipping Vessels
Net profits interest, 22.50% payable on equity distributions		—	—	229	0.0%
Subordinated secured note, 12.00% plus 4.00% PIK, 12/31/2011(22)		$7,234	7,160	7,152	1.4%

Total			7,160	7,381	1.4%

H&M Oil & Gas, LLC(3),(21)	Texas/Oil and Gas Production
Net profits interest, 8.00% payable on equity distributions		—	—	1,682	0.3%
Senior secured note, 13.00%, 6/30/2010(23)		$49,688	49,688	49,697	9.3%

Total			49,688	51,379	9.6%

IEC Systems LP (“IEC”) /Advanced Rig Services LLC (“ARS”)(3),(24)	Texas/Oilfield Fabrication
IEC senior secured note, 12.00% plus 3.00% PIK, 11/20/2012		$21,411	21,411	21,839	4.1%
ARS senior secured note, 12.00% plus 3.00% PIK, 11/20/2012		$12,836	12,836	13,092	2.5%

Total			34,247	34,931	6.6%

Maverick Healthcare, LLC	Arizona/ Healthcare
Common units (79,000,000 total class A common units outstanding)		1,250,000	—	—	0.0%
Preferred units (79,000,000 total preferred units outstanding)		1,250,000	1,252	1,300	0.2%
Second lien debt, 12.00% plus 1.50% PIK, 4/30/2014(3)		$12,691	12,691	12,816	2.4%

Total			13,943	14,116	2.6%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
June 30, 2009 and June 30, 2008

			June 30, 2009
		Par Value/			% of
		Shares/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Miller Petroleum, Inc.(25)	Tennessee/Oil and Gas Production
Warrants, common shares, expiring 5/04/2010 to 6/30/2014 (15,811,856 total common shares outstanding)		1,935,523	$150	$241	0.1%

Peerless Manufacturing Co.(3)	Texas/ Manufacturing
Subordinated secured note, 11.50% plus 3.50%PIK, 4/29/2013		$20,000	20,000	20,400	3.8%

Qualitest Pharmaceuticals, Inc.(3),(26)	Alabama/ Pharmaceuticals
Second lien debt, 8.10%, 4/30/2015		$12,000	11,949	11,452	2.2%

Regional Management Corp.(3)	South Carolina/ Financial Services
Second lien debt, 12.00% plus 2.00% PIK, 6/29/2012		$25,424	25,424	23,073	4.3%

Resco Products, Inc.(3),(27)	Pennsylvania/ Manufacturing
Second lien debt, 8.67%, 6/22/2014		$9,750	9,594	9,750	1.8%

Shearer’s Foods, Inc.	Ohio/Food Products
Membership interest units in Mistral Chip Holdings, LLC (45,300 total membership units outstanding)(28)		2,000	2,000	3,419	0.6%
Second lien debt, 14.00%, 10/31/2013(3)		$18,000	18,000	18,360	3.5%

Total			20,000	21,779	4.1%

Stryker Energy, LLC(29)	Ohio/Oil and Gas Production
Overriding Royalty Interests		—	—	2,918	0.6%
Subordinated secured revolving credit facility, 12.00%, 12/01/2011(3),(30)		$29,500	29,154	29,554	5.5%

Total			29,154	32,472	6.1%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
June 30, 2009 and June 30, 2008

			June 30, 2009
		Par Value/			% of
		Shares/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

TriZetto Group(3)	California/ Healthcare
Subordinated unsecured note, 12.00% plus 1.50% PIK, 10/01/2016		$15,205	$15,065	$16,331	3.1%

Unitek(3),(31)	Pennsylvania/ Technical Services
Second lien debt, 13.08%, 12/31/2013		$11,500	11,360	11,730	2.2%

Wind River Resources Corp. and Wind River II Corp.(21)	Utah/Oil and Gas Production
Net profits interest, 5.00% payable on equity distributions		—	—	192	0.0%
Senior secured note, stated rate 13.00% plus 3.00% default interest, in non-accrual status effective 12/01/2008, matures 7/31/2010(32)		$15,000	15,000	12,644	2.4%

Total			15,000	12,836	2.4%

Total Non-control/Non-affiliate Investments			310,775	308,582	57.9%

Total Portfolio Investments			531,424	547,168	102.7%

Money Market Funds
Fidelity Institutional Money Market Funds -Government Portfolio (Class I)		94,752,972	94,753	94,753	17.8%

Fidelity Institutional Money Market Funds -Government Portfolio (Class I)(3)		3,982,278	3,982	3,982	0.7%

Total Money Market Funds			98,735	98,735	18.5%

Total Investments			$630,159	$645,903	121.2%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
June 30, 2009 and June 30, 2008

			June 30, 2008
		Par Value/			% of
		Shares/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Control Investments (25.00% or greater of voting control)
Ajax Rolled Ring & Machine	South Carolina/ Manufacturing
Unrestricted common shares (7 total unrestricted common shares issued and outstanding and 803.18 restricted common shares issued and outstanding)		6	$—	$—	0.0%
Series A convertible preferred shares (7,222.6 total preferred shares issued and outstanding)		6,142.6	6,293	6,293	1.5%
Subordinated secured note — Tranche B,11.50% plus 6.00% PIK, 4/01/2013(3),(4)		$11,500	11,500	11,500	2.6%
Senior secured note — Tranche A, 10.50%, 4/01/2013(3),(5)		$21,890	21,890	21,890	5.1%

Total			39,683	39,683	9.2%

C&J Cladding LLC(3)	Texas/Metal Services
Warrant, common units, expiring 3/30/2014 (600 total company units outstanding)		400	580	2,222	0.5%
Senior secured note, 14.00%, 3/30/2012(6)		$4,800	4,085	4,607	1.1%

Total			4,665	6,829	1.6%

Gas Solutions Holdings, Inc.(8)	Texas/Gas Gathering and Processing
Common shares (100 total common shares outstanding)		100	5,221	41,542	9.7%
Subordinated secured note, 18.00%, 12/22/2009(3)		$20,000	20,000	20,000	4.7%

Total			25,221	61,542	14.4%

Integrated Contract Services, Inc.(9)	North Carolina/ Contracting
Common stock (100 total common shares outstanding)		49	491	—	0.0%
Series A preferred shares (10 total Series A preferred shares outstanding)		10	—	—	0.0%
Junior secured note, 14.00%, 9/30/2010		$14,003	14,003	3,030	0.7%
Senior secured note, 14.00%, 9/30/2010		$800	800	800	0.2%
Senior demand note, 15.00%, 6/30/2009(10)		$1,170	1,170	1,170	0.3%

Total			16,464	5,000	1.2%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
June 30, 2009 and June 30, 2008

			June 30, 2008
		Par Value/			% of
		Shares/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Iron Horse Coiled Tubing, Inc.	Alberta, Canada/ Production Services
Common shares (1,093 total common shares outstanding)		643	$268	$49	0.0%
Warrants for common shares(33)		1,138	—	—	0.0%
Senior secured note, 15.00%, 4/19/2009		$9,250	9,094	9,073	2.1%
Bridge loan, 15.00% plus 3.00% PIK, 12/11/2008			2,103	2,060	0.5%

Total			11,465	11,182	2.6%

NRG Manufacturing, Inc.	Texas/ Manufacturing
Common shares (1,000 total common shares issued and outstanding)		800	2,317	8,656	2.0%
Senior secured note, 16.50%, 8/31/2011(3),(11)		$13,080	13,080	13,080	3.0%

Total			15,397	21,736	5.0%

R-V Industries, Inc.	Pennsylvania/ Manufacturing
Common shares (800,000 total common shares outstanding)		545,107	5,031	8,064	1.9%
Warrants, common shares, expiring 6/30/2017		200,000	1,682	2,959	0.7%
Senior secured note, 15.00%, 6/30/2017(3)		$7,526	5,912	7,526	1.8%

Total			12,625	18,549	4.4%

Worcester Energy Partners, Inc.(7)	Maine/ Biomass Power
Equity ownership		—	457	1	0.0%
Senior secured note, 12.50%, 12/31/2012		$37,388	37,264	15,579	3.6%

Total			37,721	15,580	3.6%

Yatesville Coal Holdings, Inc.(12)	Kentucky/ Mining and Coal Production
Common stock (1,000 total common shares outstanding)		1,000	284	—	0.0%
Junior secured note, 12.50%, 12/31/2010		$30,136	30,136	15,726	3.7%
Senior secured note, 12.50%, 12/31/2010		$10,000	10,000	10,000	2.3%

Total			40,420	25,726	6.0%

Total Control Investments			203,661	205,827	48.0%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
June 30, 2009 and June 30, 2008

			June 30, 2008
		Par Value/			% of
		Shares/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Affiliate Investments (5.00% to 24.99% of voting control)
Appalachian Energy Holdings LLC(3),(13)	West Virginia/ Construction Services
Warrants — Class A common units, expiring 2/13/2016 (49,753 total class A common units outstanding)		12,090	$348	$794	0.2%
Series A preferred equity (16,125 total series A preferred equity units outstanding)		3,000	72	162	0.0%
Series B preferred equity (794 total series B preferred equity units outstanding)		241	241	—	0.0%
Senior Secured Debt Tranche A, 14.00% plus 3.00% PIK, 1/31/2011		$3,003	3,003	3,003	0.7%
Senior Secured Debt Tranche B, 14.00% plus 3.00% PIK, 05/01/2009		$1,945	1,945	2,084	0.5%

Total			5,609	6,043	1.4%

Total Affiliate Investments			5,609	6,043	1.4%

Non-control/Non-affiliate Investments (less than 5.00% of voting control)
American Gilsonite Company	Utah/Specialty Minerals
Membership interest units in AGC/PEP, LLC(16)		99.9999%	1,000	1,000	0.2%
Senior subordinated note, 12.00% plus 3.00%, 3/14/2013(3)		$14,632	14,632	14,632	3.4%

Total			15,632	15,632	3.6%

Conquest Cherokee, LLC(3), (17),(18)	Tennessee/Oil and Gas Production
Senior secured note, 13.00%, 5/05/2009		$10,200	10,125	9,923	2.3%

Deb Shops, Inc.(3),(19)	Pennsylvania/ Retail
Second lien debt, 10.69%, 10/23/2014		$15,000	14,577	13,428	3.1%

Deep Down, Inc.(3)	Texas/ Production Services
Warrant, common shares, expiring 8/06/2012(174,732,501 total common shares outstanding)		4,960,585	—	2,856	0.7%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
June 30, 2009 and June 30, 2008

			June 30, 2008
		Par Value/			% of
		Shares/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Diamondback Operating, LP(3),(21)	Oklahoma/ Oil and Gas Production
Senior secured note, 12.00% plus 2.00% PIK, 8/28/2011		$9,200	$9,200	$9,108	2.1%

Freedom Marine Services LLC(3), (21),(22)	Louisiana/ Shipping Vessels
Subordinated secured note, 12.00% plus 4.00% PIK, 12/31/2011		$6,948	6,850	6,805	1.6%

H&M Oil & Gas, LLC(3), (21),(23)	Texas/Oil and Gas Production
Senior secured note, 13.00%, 6/30/2010		$50,500	50,500	50,500	11.8%

IEC Systems LP (“IEC”)/Advanced Rig Services LLC (“ARS”)(3),(24)	Texas/Oilfield Fabrication
IEC senior secured note, 12.00% plus 3.00% PIK, 11/20/2012		$19,028	19,028	19,028	4.4%
ARS senior secured note, 12.00% plus 3.00% PIK, 11/20/2012		$5,825	5,825	5,825	1.4%

Total			24,853	24,853	5.8%

Maverick Healthcare, LLC(3)	Arizona/ Healthcare
Common units (78,100,000 total common units outstanding)		1,250,000	1,252	1,252	0.3%
Preferred units (78,100,000 total preferred units outstanding)		1,250,000	—	—	0.0%
Senior secured note, 12.00% plus 1.50% PIK, 10/13/2014		$12,500	12,500	12,500	2.4%

Total			13,752	13,752	3.2%

Miller Petroleum, Inc.	Tennessee/ Oil and Gas Production
Warrants, common shares, expiring 5/04/2010 to3/31/2013 (14,566,856 total common shares outstanding)		1,571,191	150	111	0.0%

Peerless Manufacturing Co.(3)	Texas/ Manufacturing
Subordinated secured note, 11.50% plus 3.50% PIK, 4/30/2013		$20,000	20,000	20,000	4.7%

Qualitest Pharmaceuticals, Inc.(3),(26)	Alabama/ Pharmaceuticals
Second lien debt, 12.45%, 4/30/2015		$12,000	11,944	11,523	2.7%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
June 30, 2009 and June 30, 2008

			June 30, 2008
		Par Value/			% of
		Shares/		Fair	Net
Portfolio Investments(1)	Locale/Industry	Ownership %	Cost	Value(2)	Assets
	(In thousands, except share data)

Regional Management Corp.(3)	South Carolina/ Financial Services
Subordinated secured note, 12.00% plus 2.00% PIK, 6/29/2012		$25,000	$25,000	$23,699	5.5%

Resco Products, Inc.(3),(27)	Pennsylvania/ Manufacturing
Second lien debt, 11.06%, 6/24/2014		$9,750	9,574	9,574	2.2%

Shearer’s Foods, Inc.	Ohio/Food Products
Mistral Chip Holdings, LLC membership unit (45,300 total membership units outstanding)(28)		2,000	2,000	2,000	0.5%
Second lien debt, 14.00%, 10/31/2013(3)		$18,000	18,000	17,351	4.0%

Total			20,000	19,351	4.5%

Stryker Energy, LLC(3), (29),(30)	Ohio/Oil and Gas Production
Subordinated revolving credit facility, 12.00%, 11/30/2011		$29,500	29,041	28,518	6.6%

Unitek(3),(31)	Pennsylvania/ Technical Services
Second lien debt, 12.75%, 12/27/2012		$11,500	11,337	11,337	2.6%

Wind River Resources Corp. and Wind River II Corp.(3), (21),(32)	Utah/Oil and Gas Production
Senior secured note, 13.00%, 7/31/2009		$15,000	15,000	14,690	3.4%

Total Non-control/Non-affiliate Investments			287,535	285,660	66.4%

Total Portfolio Investments			496,805	497,530	115.8%

Money Market Funds
Fidelity Institutional Money Market Funds -Government Portfolio (Class I)		25,954,531	25,954	25,954	6.0%

First American Funds, Inc. — Prime Obligations Fund (Class A)(3)		7,045,610	7,046	7,046	1.6%

Total Money Market Funds			33,000	33,000	7.6%

Total Investments			$529,805	$530,530	123.4%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
June 30, 2009 and June 30, 2008

Endnote Explanations for the Consolidated Schedules of Investments as of June 30, 2009 and June 30, 2008

(1)	The securities in which Prospect Capital Corporation (“we”, “us” or “our”) has invested were acquired in transactions that were exempt from registration under the Securities Act of 1933, as amended, or the “Securities Act.” These securities may be resold only in transactions that are exempt from registration under the Securities Act.

(2)	Fair value is determined by or under the direction of our Board of Directors (see Note 2).

(3)	Security, or portion thereof, is held as collateral for the credit facility with Rabobank Nederland (see Note 11). The market values of these investments at June 30, 2009 and June 30, 2008 were $434,069 and $376,463, respectively; they represent 67.2% and 71.0% of total investments at fair value, respectively.

(4)	Interest rate is the greater of 11.5% or 3-month LIBOR plus 8.5%; rate reflected is as of the reporting date — June 30, 2009 or June 30, 2008, as applicable.

(5)	Interest rate is the greater of 10.5% or 3-month LIBOR plus 7.5%; rate reflected is as of the reporting date — June 30, 2009 or June 30, 2008, as applicable.

(6)	Interest rate is the greater of 14.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of the reporting date — June 30, 2009 or June 30, 2008, as applicable.

(7)	There are several entities involved in the Biomass investment. We own 100 shares of common stock in Worcester Energy Holdings, Inc. (“WEHI”), representing 100% of the issued and outstanding common stock. WEHI, in turn, owns 51 membership certificates in Biochips LLC (“Biochips”), which represents a 51% ownership stake.

We own 282 shares of common stock in Worcester Energy Co., Inc. (“WECO”), which represents 51% of the issued and outstanding common stock. We own directly 1,665 shares of common stock in Change Clean Energy Inc. (“CCEI”), f/k/a Worcester Energy Partners, Inc., which represents 51% of the issued and outstanding common stock and the remaining 49% is owned by WECO. CCEI owns 100 shares of common stock in Precision Logging and Landclearing, Inc. (“Precision”), which represents 100% of the issued and outstanding common stock.

During the quarter ended March 31, 2009, we created two new entities in anticipation of the foreclosure proceedings against the co-borrowers (WECO, CCEI and Biochips) Change Clean Energy Holdings, Inc. (“CCEHI”) and DownEast Power Company, LLC (“DEPC”). We own 1,000 shares of CCEHI, representing 100% of the issued and outstanding stock, which in turn, owns a 100% of the membership interests in DEPC.

On March 11, 2009, we foreclosed on the assets formerly held by CCEI and Biochips with a successful credit bid of $6,000 to acquire the assets. The assets were subsequently assigned to DEPC.

WECO, CCEI and Biochips are joint borrowers on the term note issued to Prospect Capital. Effective July 1, 2008, this loan was placed on non-accrual status.

Biochips, WECO, CCEI, Precision and WEHI currently have no material operations and no significant assets. As of June 30, 2009, our Board of Directors assessed a fair value of $0 for all of these equity positions and the loan position. We have determined that the impairment of both CCEI and CCEHI as of June 30, 2009 is other than temporary and have recorded a realized loss for the amount that the amortized cost exceeds the fair value at June 30, 2009. Our Board of Directors set the value of the remaining CCEHI investment at $2,530 at June 30, 2009.

(8)	Gas Solutions Holdings, Inc. is a wholly-owned investment of us.

(9)	Entity was formed as a result of the debt restructuring of ESA Environmental Specialist, Inc. In early 2009, we foreclosed on the two loans on non-accrual status and purchased the underlying personal and

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
June 30, 2009 and June 30, 2008

real property. We own 1,000 shares of common stock in The Healing Staff (“THS”), f/k/a Lisamarie Fallon, Inc. representing 100% ownership. We own 1,500 shares of Vets Securing America, Inc. (“VSA”), representing 100% ownership. VSA is a holding company for the real property of Integrated Contract Services, Inc. (“ICS”) purchased during the foreclosure process.

(10)	Loan is with THS an affiliate of ICS.

(11)	Interest rate is the greater of 16.5% or 12-Month LIBOR plus 11.0%; rate reflected is as of the reporting date — June 30, 2009 or June 30, 2008, as applicable.

(12)	On June 30, 2008, we consolidated our holdings in four coal companies into Yatesville Coal Holdings, Inc. (“Yatesville”), and consolidated the operations under one management team. In the transaction, the debt that we held of C&A Construction, Inc. (“C&A”), Genesis Coal Corp. (“Genesis”), North Fork Collieries LLC (“North Fork”) and Unity Virginia Holdings LLC (“Unity”) were exchanged for newly issued debt from Yatesville, and our ownership interests in C&A, E&L Construction, Inc. (“E&L”), Whymore Coal Company Inc. (“Whymore”), Genesis and North Fork were exchanged for 100% of the equity of Yatesville. This reorganization allows for a better utilization of the assets in the consolidated group.

At June 30, 2009 and at June 30, 2008, Yatesville owned 100% of the membership interest of North Fork. In addition, Yatesville held a $8,062 and $5,721, respectively, note receivable from North Fork as of those two respective dates.

At June 30, 2009 and at June 30, 2008, Yatesville owned 87% and 75%, respectively, of the common stock of Genesis and held a note receivable of $20,802 and $17,692, respectively, as of those two respective dates.

Yatesville held a note receivable of $4,261 and $3,902, respectively, from Unity at June 30, 2009 and at June 30, 2008.

There are several entities involved in Yatesville’s investment in Whymore at June 30, 2009 and at June 30, 2008. As of those two respective dates, Yatesville owned 10,000 shares of common stock or 100% of the equity and held a $14,973 and $12,822, respectively, senior secured debt receivable from C&A, which owns the equipment. Yatesville owned 10,000 shares of common stock or 100% of the equity of E&L, which leases the equipment from C&A, employs the workers, is listed as the operator with the Commonwealth of Kentucky, mines the coal, receives revenues and pays all operating expenses. Yatesville owns 4,900 shares of common stock or 49% of the equity of Whymore, which applies for and holds permits on behalf of E&L. Yatesville also owned 4,285 Series A convertible preferred shares in each of C&A, E&L and Whymore. Additionally, Yatesville retains an option to purchase the remaining 51% of Whymore. Whymore and E&L are guarantors under the C&A credit agreement with Yatesville.

(13)	There are several entities involved in the Appalachian Energy Holdings LLC (“AEH”) investment. We own warrants, the exercise of which will permit us to purchase 15,215 units of Class A common units of AEH at a nominal cost and in near-immediate fashion. We own 200 units of Series A preferred equity, 241 units of Series B preferred equity, and 62.5 units of Series C preferred equity of AEH. The senior secured notes are with C&S Operating LLC and East Cumberland L.L.C., both operating companies owned by AEH.

(14)	On a fully diluted basis represents, 11.677% of voting common shares.

(15)	Interest rate is the greater of 11.5% or 6-month LIBOR plus 7.0%; rate reflected is as of the reporting date — June 30, 2009 or June 30, 2008, as applicable.

(16)	We own 99.9999% of AGC/PEP, LLC. AGC/PEP, LLC owns 2,038 out of a total of 65,232 shares of American Gilsonite Holding Company which owns 100% of American Gilsonite Company.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
June 30, 2009 and June 30, 2008

(17)	In addition to the stated returns, we also hold overriding royalty interests on which we receive payment based upon operations of the borrower and net profits interest of 10.00% on equity distributions which will be realized upon sale of the borrower or a sale of the interests.

(18)	Interest rate is the greater of 13.0% or 12-Month LIBOR plus 7.5% not to exceed 14.50%; rate reflected is as of the reporting date — June 30, 2009 or June 30, 2008, as applicable.

(19)	Interest rate is 3-Month LIBOR plus 8.0%; rate reflected is as of the reporting date — June 30, 2009 or June 30, 2008, as applicable.

(20)	In January 2009, our loan was repaid in full and we retained a 15.0% net profits interest payable on equity distributions.

(21)	In addition to the stated returns, we also hold net profits interest which will be realized upon sale of the borrower or a sale of the interests.

(22)	Interest rate is the greater of 12.0% or 3-Month LIBOR plus 6.11%; rate reflected is as of the reporting date — June 30, 2009 or June 30, 2008, as applicable.

(23)	Interest rate is the greater of 13.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of the reporting date — June 30, 2009 or June 30, 2008, as applicable.

(24)	Interest rate is the greater of 12.0% or 12-month LIBOR plus 6.0%; rate reflected is as of the reporting date — June 30, 2009 or June 30, 2008, as applicable.

(25)	Total common shares outstanding of 15,811,856 as of March 11, 2009 from Miller Petroleum, Inc.’s Quarterly Report on Form 10-Q filed on March 16, 2009.

(26)	Interest rate is 3-Month LIBOR plus 7.5%; rate reflected is as of the reporting date — June 30, 2009 or June 30, 2008, as applicable.

(27)	Interest rate is 3-Month LIBOR plus 8.0%; rate reflected is as of the reporting date — June 30, 2009 or June 30, 2008, as applicable.

(28)	Mistral Chip Holdings, LLC owns 45,300 shares out of 50,500 total shares outstanding of Chip Holdings, Inc., the parent company of Shearer’s Foods, Inc.

(29)	In addition to the stated returns, we also hold overriding royalty interests on which we receive payment based upon operations of the borrower.

(30)	Interest rate is the greater of 12.0% or 12-Month LIBOR plus 7.0%; rate reflected is as of the reporting date — June 30, 2009 or June 30, 2008, as applicable.

(31)	As of June 30, 2009 and June 30, 2008, interest rate is the greater of 13.08% and 12.75%, respectively, or 3-Month LIBOR plus 7.25%; rate reflected is as of the reporting date — June 30, 2009 or June 30, 2008, as applicable.

(32)	Interest rate is the greater of 13.0% or 12-month LIBOR plus 7.5% not to exceed 14.0%; rate reflected is as of the reporting date — June 30, 2009 or June 30, 2008, as applicable.

(33)	The number of these warrants which are exercisable is contingent upon the length of time that passes before the bridge loan is repaid, 224 shares on August 11, 2008, 340 additional shares on October 11, 2008 and 574 additional shares on December 11, 2008.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(In thousands, except share and per share data)

Note 1.	Organization

References herein to “we”, “us” or “our” refer to Prospect Capital Corporation and its subsidiary unless the context specifically requires otherwise.

We were formerly known as Prospect Energy Corporation, a Maryland corporation. We were organized on April 13, 2004 and were funded in an initial public offering (“IPO”), completed on July 27, 2004. We are a closed-end investment company that has filed an election to be treated as a Business Development Company (“BDC”), under the Investment Company Act of 1940 (the “1940 Act”). As a BDC, we have qualified and have elected to be treated as a regulated investment company (“RIC”), under Subchapter M of the Internal Revenue Code. We invest primarily in senior and subordinated debt and equity of companies in need of capital for acquisitions, divestitures, growth, development, project financings, recapitalizations, and other purposes.

On May 15, 2007, we formed a wholly-owned subsidiary, Prospect Capital Funding, LLC, a Delaware limited liability company, for the purpose of holding certain of our loan investments in the portfolio which are used as collateral for our credit facility.

Note 2.	Significant Accounting Policies

The following are significant accounting policies consistently applied by us:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the requirements for reporting on Form 10-K and Regulation S-X. The financial results of our portfolio investments are not consolidated in the financial statements.

Use of Estimates

The preparation of GAAP financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Changes in the economic environment, financial markets, creditworthiness of our portfolio companies and any other parameters used in determining these estimates could cause actual results to differ, and these differences could be material.

Basis of Consolidation

Under the 1940 Act rules, the regulations pursuant to Article 6 of Regulation S-X and the American Institute of Certified Public Accountants’ Audit and Accounting Guide for Investment Companies, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services and benefits to us. Our financial statements include our accounts and the accounts of Prospect Capital Funding, LLC, our only wholly-owned, closely-managed subsidiary that is also an investment company. All intercompany balances and transactions have been eliminated in consolidation.

Investment Classification

We are a non-diversified company within the meaning of the 1940 Act. We classify our investments by level of control. As defined in the 1940 Act, control investments are those where there is the ability or power to exercise a controlling influence over the management or policies of a company. Control is generally deemed

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

to exist when a company or individual possesses or has the right to acquire within 60 days or less, a beneficial ownership of 25% or more of the voting securities of an investee company. Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through the possession outright or via the right to acquire within 60 days or less, beneficial ownership of 5% or more of the outstanding voting securities of another person.

Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains or losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis. Investments in other, non-security financial instruments are recorded on the basis of subscription date or redemption date, as applicable. Amounts for investments recognized or derecognized but not yet settled are reported as receivables for investments sold and payables for investments purchased, respectively, in the Consolidated Statements of Assets and Liabilities.

Investment Valuation

Our Board of Directors has established procedures for the valuation of our investment portfolio. These procedures are detailed below.

Investments for which market quotations are readily available are valued at such market quotations.

For most of our investments, market quotations are not available. With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

(1) Each portfolio company or investment is reviewed by our investment professionals with the independent valuation firm engaged by our Board of Directors;

(2) the independent valuation firm conducts independent appraisals and makes their own independent assessment;

(3) the audit committee of our Board of Directors reviews and discusses the preliminary valuation of our Investment Adviser and that of the independent valuation firm; and

(4) the Board of Directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our Investment Adviser, the respective independent valuation firm and the audit committee.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. We have adopted this statement on a prospective basis beginning in the quarter ended September 30, 2008. Adoption of this statement did not have a material impact on our financial statements for the year ended June 30, 2009.

FAS 157 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1:  Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3:  Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The changes to GAAP from the application of FAS 157 relate to the definition of fair value, framework for measuring fair value, and the expanded disclosures about fair value measurements. FAS 157 applies to fair value measurements already required or permitted by other standards. In accordance with FAS 157, the fair value of our investments is defined as the price that we would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market in which that investment is transacted.

In April 2009, FASB issued Staff Position No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). FSP FAS 157-4 provides further clarification for the application of FAS 157 in markets that are not active and provides additional guidance for determining when the volume of trading level of activity for an asset or liability has significantly decreased and for identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP FAS 157-4 for the year ended June 30, 2009, did not have any effect on our net asset value, financial position or results of operations as there was no change to the fair value measurement principles set forth in FAS 157.

Valuation of Other Financial Assets and Financial Liabilities

In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“FAS 159”). FAS 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. We have adopted this statement on July 1, 2008 and have elected not to value some assets and liabilities at fair value as would be permitted by FAS 159.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

Revenue Recognition

Realized gains or losses on the sale of investments are calculated using the specific identification method.

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Origination, closing and/or commitment fees associated with investments in portfolio companies are accreted into interest income over the respective terms of the applicable loans. Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as interest income.

Loans are placed on non-accrual status when principal or interest payments are past due 90 days or more or when there is reasonable doubt that principal or interest will be collected. Unpaid accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest is paid and in management’s judgment, are likely to remain current.

Dividend income is recorded on the ex-dividend date.

Structuring fees and similar fees are recognized as income as earned, usually when paid. Structuring fees, excess deal deposits, net profits interests and overriding royalty interests are included in other income.

Federal and State Income Taxes

We have elected to be treated as a regulated investment company and intend to continue to comply with the requirements of the Internal Revenue Code of 1986 (the “Code”), applicable to regulated investment companies. We are required to distribute at least 90% of our investment company taxable income and intend to distribute (or retain through a deemed distribution) all of our investment company taxable income and net capital gain to stockholders; therefore, we have made no provision for income taxes. The character of income and gains that we will distribute is determined in accordance with income tax regulations that may differ from GAAP. Book and tax basis differences relating to stockholder dividends and distributions and other permanent book and tax differences are reclassified to paid-in capital.

If we do not distribute (or are not deemed to have distributed) at least 98% of our annual taxable income in the calendar year earned, we will generally be required to pay an excise tax equal to 4% of the amount by which 98% of our annual taxable income exceeds the distributions from such taxable income for the year. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, we accrue excise taxes, if any, on estimated excess taxable income as taxable income is earned using an annual effective excise tax rate. The annual effective excise tax rate is determined by dividing the estimated annual excise tax by the estimated annual taxable income. During the quarter ended December 31, 2008, we elected to retain a portion of our annual taxable income and paid $533 for the excise tax with the filing of the return in March 2009.

We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Adoption of FIN 48 was applied to all open tax years as of July 1, 2007. The adoption of FIN 48 did not have an effect on our net asset value, financial condition or results of operations as there was no liability for unrecognized tax benefits

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

and no change to our beginning net asset value. As of June 30, 2009 and for the twelve months then ended, we did not have a liability for any unrecognized tax benefits. Management’s determinations regarding FIN 48 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

Dividends and Distributions

Dividends and distributions to common stockholders are recorded on the ex-dividend date. The amount, if any, to be paid as a dividend is approved by our Board of Directors each quarter and is generally based upon our management’s estimate of our earnings for the quarter. Net realized capital gains, if any, are distributed at least annually.

Financing Costs

We record origination expenses related to our credit facility as deferred financing costs. These expenses are deferred and amortized as part of interest expense using a method that appropriates the effective interest method.

We record registration expenses related to shelf filings as prepaid assets. These expenses consist principally of Securities and Exchange Commission (“SEC”) registration, legal and accounting fees incurred through June 30, 2009 that are related to the shelf filings that will be charged to capital upon the receipt of the capital or charged to expense if not completed.

Guarantees and Indemnification Agreements

We follow FASB Interpretation Number 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, for those guarantees that are covered by FIN 45, the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 did not have a material effect on the financial statements. Refer to Note 3, Note 7 and Note 10 for further discussion of guarantees and indemnification agreements.

Per Share Information

Net increase in net assets resulting from operations per common share are calculated using the weighted average number of common shares outstanding for the period presented. Diluted net increase in net assets resulting from operations per share are not presented as there are no potentially dilutive securities outstanding.

Reclassifications

Certain reclassifications have been made in the presentation of prior consolidated financial statements to conform to the presentation as of and for the twelve months ended June 30, 2009.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R) , “Business Combinations” (“FAS 141(R)”). FAS 141(R) establishes accounting principles and disclosure requirements for all transactions in which a company obtains control over another business. The standard is effective for fiscal years beginning after December 15, 2008. Our management does not believe that the adoption of FAS 141(R) will have a material impact on our financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“FAS 161”). FAS 161 is intended to improve financial reporting for derivative instruments by requiring enhanced disclosure that enables investors to understand how and why the entity uses derivatives, how derivatives are accounted for, and how derivatives affect an entity’s results of operations, financial position, and cash flows. FAS 161 becomes effective for fiscal years beginning after November 15, 2008; therefore, is applicable for our fiscal year beginning July 1, 2009. Our management does not believe that the adoption of FAS 161 will have a material impact on our financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. Our management does not believe that the adoption of FAS 162 will have a material impact on our financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (“FAS 165”). FAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. We evaluated all events or transactions that occurred after June 30, 2009 up through September 11, 2009, the date we issued these financial statements. Management has also evaluated all events or transactions from September 12, 2009 through October 9, 2009, and has updated Note 12 for any additional transactions which have occurred, which are unaudited. During these periods, we did not have any material recognizable subsequent events other than those disclosed in Note 12.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“FAS 168”). FAS 168 provides for the FASB Accounting Standards Codification (the “Codification”) to become the single official source of authoritative, nongovernmental GAAP. The Codification did not change GAAP but reorganizes the literature. FAS 168 is effective for interim and annual periods ending after September 15, 2009. Our management does not believe that the adoption of FAS 168 will have a material impact on our financial statements.

Note 3.	Portfolio Investments

At June 30, 2009, we had invested in 30 long-term portfolio investments, which had an amortized cost of $531,424 and a fair value of $547,168 and at June 30, 2008, we had invested in 29 long-term portfolio investments (including a net profits interest in Charlevoix Energy Trading LLC), which had an amortized cost of $496,805 and a fair value of $497,530.

As of June 30, 2009, we own controlling interests in Ajax Rolled Ring & Machine (“Ajax”), C&J Cladding, LLC (“C&J”), Change Clean Energy Holdings, Inc. (“CCEHI”), Gas Solutions Holdings, Inc. (“GSHI”), Integrated Contract Services, Inc. (“ICS”), Iron Horse Coiled Tubing, Inc. (“Iron Horse”), NRG Manufacturing, Inc. (“NRG”), R-V Industries, Inc. (“R-V”), and Yatesville Coal Holdings, Inc. (“Yatesville”). We also own an affiliated interest in Appalachian Energy Holdings, LLC (“AEH”) and Biotronic NeuroNetwork (“Biotronic”).

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

The fair values of our portfolio investments as of June 30, 2009 disaggregated into the three levels of the FAS 157 valuation hierarchy are as follows:

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Securities	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Investments at fair value
Control investments	$—	$—	$206,332	$206,332
Affiliate investments	—	—	32,254	32,254
Non-control/Non-affiliate investments	—	—	308,582	308,582

	—	—	547,168	547,168
Investments in money market funds	—	98,735	—	98,735

Total assets reported at fair value	$—	$98,735	$547,168	$645,903

The aggregate values of Level 3 portfolio investments changed during the twelve months ended June 30, 2009 as follows:

Change in Portfolio Valuations using Significant Unobservable Inputs (Level 3)

Fair value at June 30, 2008	$497,530
Total gains (losses) reported in the Consolidated Statement of Operations:
Included in net investment income
Interest income — accretion of original issue discount on investments	2,399
Included in realized (loss) gain on investments	(39,078)
Included in net change in unrealized appreciation (depreciation) on investments	15,019
Payments for purchases of investments, payment-in-kind interest, and net profits interests	98,305
Proceeds from sale of investments and collection of investment principal	(27,007)

Fair value at June 30, 2009	$547,168

The amount of net unrealized gain included in the results of operations attributable to Level 3 assets still held at June 30, 2009 and reported within the caption Net change in unrealized appreciation/depreciation in the Consolidated Statement of Operations:	$19,397

At June 30, 2009, we determined that one of our investments, Change Clean Energy Inc. (“CCEI”), was other than temporarily impaired and recorded a realized loss representing the amount by which the amortized cost exceeded the fair value. At June 30, 2009, five loan investments were on non-accrual status: AEH, Conquest Cherokee, LLC (“Conquest”), ICS, Wind River Resources Corp. and Wind River II Corp. (“Wind River”), and Yatesville. At June 30, 2008, the loans extended to ICS were on non-accrual status. The loan principal of these loans amounted to $92,513 and $14,803 as of June 30, 2009, and June 30, 2008, respectively. The fair values of these investments represent approximately 7.3% and 0.9% of our net assets as of June 30, 2009 and June 30, 2008, respectively. For the years ended June 30, 2009, June 30, 2008 and June 30, 2007, the income foregone as a result of not accruing interest on non-accrual debt investments amounted to $18,746, $3,449 and $1,270, respectively.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

GSHI has indemnified us against any legal action arising from its investment in Gas Solutions, LP. We have incurred approximately $2,093 from the inception of the investment in GSHI through June 30, 2009 for fees associated with a legal action, and GSHI has reimbursed us for the entire amount. The $2,093 reimbursement is reflected as dividend income: control investments in the Consolidated Statements of Operations with $179, $118 and $178 reflected for the year ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively, and the remainder reflected in prior periods. Additionally, certain other expenses incurred by us which are attributable to GSHI have been reimbursed by GSHI and are reflected as dividend income: control investments in the Consolidated Statements of Operations. For the years ended June 30, 2009, June 30, 2008 and June 30, 2007, such reimbursements totaled as $4,422, $4,589 and $2,578, respectively.

The original cost basis of debt placements and equity securities acquired, including follow-on investments for existing portfolio companies, totaled $98,305, $311,947 and $167,255 during the year ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively. Debt repayments and sales of equity securities with a cost basis of approximately $66,084, $143,434 and $36,458 were received during the year ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively

Note 4.	Other Investment Income

Other investment income consists of structuring fees, overriding royalty interests, prepayment penalty on net profits interests, settlement of net profits interests, deal deposits, administrative agent fee, and other miscellaneous and sundry cash receipts. Income from such sources was $14,762, $8,336 and $4,444 for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively.

	For the Year Ended June 30,
Income Source	2009	2008	2007

Structuring fees	$1,274	$4,751	$2,574
Overriding royalty interests	550	1,819	196
Prepayment penalty on net profits interests	—	1,659	986
Settlement of net profits interests	12,651	—	—
Deal deposit	62	49	688
Administrative agent fee	55	48	—
Miscellaneous	170	10	—

Other Investment Income	$14,762	$8,336	$4,444

Note 5.	Equity Offerings and Related Expenses

During the year ended June 30, 2009, we issued 12,942,500 shares of our common stock through public offerings, a registered direct offering, and through the exercise of over-allotment options on the part of the underwriters. Offering expenses were charged against paid-in capital in excess of par. All underwriting fees and offering expenses were borne by us. The proceeds raised, the related underwriting fees, the offering

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

expenses, and the prices at which common stocks were issued since inception are detailed in the following table:

	Number of	Gross			Offering
Issuances of Common Stock	Shares Issued	Proceeds Raised	Underwriting Fees	Offering Expenses	Price

May 26, 2009 over-allotment	1,012,500	$8,353	$418	$—	$8.250
May 26, 2009	6,750,000	55,687	2,784	300	8.250
April 27, 2009 over-allotment	480,000	$3,720	$177	$—	$7.750
April 27, 2009	3,200,000	24,800	1,177	210	7.750
March 19, 2009	1,500,000	$12,300	—	$513	$8.200
June 2, 2008	3,250,000	$48,425	$2,406	$254	$14.900
March 31, 2008	1,150,000	$17,768	$759	$350	$15.450
March 28, 2008	1,300,000	19,786	—	350	15.220
November 13, 2007 over-allotment	200,000	$3,268	$163	$—	$16.340
October 17, 2007	3,500,000	57,190	2,860	551	16.340
January 11, 2007 over-allotment	810,000	$14,026	$688	$—	$17.315	(1)
December 13, 2006	6,000,000	106,200	5,100	279	17.700
August 28, 2006 over-allotment	745,650	$11,408	$566	$—	$15.300
August 10, 2006	4,971,000	76,056	3,778	595	15.300
August 27, 2004 over-allotment	55,000	$825	$58	$2	$15.000
July 27, 2004	7,000,000	105,000	7,350	1,385	15.000

(1)	We declared a dividend of $0.385 per share between offering and over — allotment dates.

Our shareholders’ equity accounts at June 30, 2009 and June 30, 2008 reflect cumulative shares issued as of those respective dates. Our common stock has been issued through public offerings, a registered direct offering, the exercise of over-allotment options on the part of the underwriters and our dividend reinvestment plan. When our common stock is issued, the related offering expenses have been charged against paid-in capital in excess of par. All underwriting fees and offering expenses were borne by us.

On October 9, 2008, our Board of Directors approved a share repurchase plan under which we may repurchase up to $20,000 of our common stock at prices below our net asset value as reported in our financial statements published for the year ended June 30, 2008. We have not made any purchases of our common stock during the period from October 9, 2008 to June 30, 2009 pursuant to this plan.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

Note 6.	Net Increase in Net Assets per Common Share

The following information sets forth the computation of net increase in net assets resulting from operations per common share for the years ended June 30, 2009, 2008 and 2007, respectively.

	For the Year Ended June 30,
	2009	2008	2007

Net increase in net assets resulting from operations	$35,104	$27,591	$16,728
Weighted average common shares outstanding	31,559,905	23,626,642	15,724,095

Net increase in net assets resulting from operations per common share	$1.11	$1.17	$1.06

Note 7.	Related Party Agreements and Transactions

Investment Advisory Agreement

We have entered into an investment advisory and management agreement with Prospect Capital Management (the “Investment Advisory Agreement”) under which the Investment Adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of, and provides investment advisory services to, us. Under the terms of the Investment Advisory Agreement, our Investment Adviser: (i) determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes, (ii) identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and (iii) closes and monitors investments we make.

Prospect Capital Management’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. For providing these services the Investment Adviser receives a fee from us, consisting of two components: a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 2.00% on our gross assets (including amounts borrowed). For services currently rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.

The Investment Adviser had previously voluntarily agreed to waive 0.5% of the base management fee if in the future the average amount of our gross assets for each of the two most recently completed calendar quarters at that time, appropriately adjusted for any share issuances, repurchases or other transactions during such quarters, exceeds $750,000, for that portion of the average amount of our gross assets that exceeds $750,000. The voluntary agreement by the Investment Adviser for such waiver for each fiscal quarter after December 31, 2007 has been terminated by the Investment Adviser.

The total base management fees earned by and paid to Prospect Capital Management for the years ended June 30, 2009, June 30, 2008 and June 30, 2007 were $11,915, $8,921 and $5,445, respectively.

The incentive fee has two parts. The first part, the income incentive fee, is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees and other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

(including the base management fee, expenses payable under the Administration Agreement described below, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment in kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a “hurdle rate” of 1.75% per quarter (7.00% annualized).

Previously, our Investment Adviser had voluntarily agreed that for each fiscal quarter from January 1, 2005 to March 31, 2007, the quarterly hurdle rate was to be equal to the greater of (a) 1.75% and (b) a percentage equal to the sum of 25.0% of the daily average of the “quoted treasury rate” for each month in the immediately preceding two quarters plus 0.50%. “Quoted treasury rate” means the yield to maturity (calculated on a semi-annual bond equivalent basis) at the time of computation for Five Year U.S. Treasury notes with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H). These calculations were to be appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter. The voluntary agreement by the Investment Adviser that the hurdle rate be fluctuating for each fiscal quarter after January 1, 2005 (as discussed above) was terminated by the Investment Adviser as of the June 30, 2007 quarter. The investment adviser had also voluntarily agreed that, in the event it is paid an incentive fee at a time when our common stock is trading at a price below $15 per share for the immediately preceding 30 days (as adjusted for stock splits, recapitalizations and other transactions), it will cause the amount of such incentive fee payment to be held in an escrow account by an independent third party, subject to applicable regulations. The Investment Adviser had further agreed that this amount may not be drawn upon by the Investment Adviser or any affiliate or any other third party until such time as the price of our common stock achieves an average 30 day closing price of at least $15 per share. The Investment Adviser also had voluntarily agreed to cause 30% of any incentive fee that it is paid and that is not otherwise held in escrow to be invested in shares of our common stock through an independent trustee. Any sales of such stock were to comply with any applicable six month holding period under Section 16(b) of the Securities Act and all other restrictions contained in any law or regulation, to the fullest extent applicable to any such sale. These two voluntary agreements by the Investment Adviser have been terminated by the Investment Adviser for all incentive fees after December 31, 2007.

The net investment income used to calculate this part of the incentive fee is also included in the amount of the gross assets used to calculate the 2.00% base management fee. We pay the Investment Adviser an income incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate;

•	100.00% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate); and

•	20.00% of the amount of our pre-incentive fee net investment income, if any, that exceeds 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate).

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The second part of the incentive fee, the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In determining the capital gains incentive fee payable to the Investment Adviser, we calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in its portfolio. For the purpose of this calculation, an “investment” is defined as the total of all rights and claims which maybe asserted against a portfolio company arising from our participation in the debt, equity, and other financial instruments issued by that company. Aggregate realized capital gains, if any, equals the sum of the differences between the aggregate net sales price of each investment and the aggregate cost basis of such investment when sold or otherwise disposed. Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate cost basis of such investment when sold or otherwise disposed. Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate cost basis of such investment as of the applicable calendar year-end . At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception.

Income incentive fees totaling $14,790, $11,278 and $5,781 were earned for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively. No capital gains incentive fees were earned for years ended June 30, 2009, June 30, 2008 and June 30, 2007.

Administration Agreement

We have also entered into an Administration Agreement with Prospect Administration, LLC (“Prospect Administration”) under which Prospect Administration, among other things, provides (or arranges for the provision of) administrative services and facilities for us. For providing these services, we reimburse Prospect Administration for our allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of our chief compliance officer and chief financial officer and their respective staffs. For the years ended June 30, 2009, 2008 and 2007, the reimbursement was approximately $2,856, $2,139 and $532, respectively. Under this agreement, Prospect Administration furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Prospect Administration also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, Prospect Administration assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, Prospect Administration also provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. Prospect Administration is a wholly owned subsidiary of our Investment Adviser.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration’s services under the Administration Agreement or otherwise as administrator for us.

Prospect Administration previously engaged Vastardis Fund Services LLC (“Vastardis”) to serve as our sub-administrator to perform certain services required of Prospect Administration. On April 30, 2009 we gave a 60-day notice to Vastardis of termination of our agreement to provide sub-administration services effective June 30, 2009. We entered into a new consulting services agreement for the period from July 1, 2009 until the filing of our Form 10-K for the year ended June 30, 2009. We paid Vastardis a total of $30 for services rendered in conjunction with preparation of Form 10-K under the new agreement. All administration services were assumed by Prospect Administration effective September 14, 2009.

Managerial Assistance

As a business development company, we offer, and must provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We billed $846, $1,027, and $505 of managerial assistance fees for the years ended June 30, 2009, June 30, 2008, and June 30, 2007, respectively, of which $60 and $380 remains on the consolidated statement of assets and liabilities as of June 30, 2009, and June 30, 2008, respectively. These fees are paid to the Administrator so we simultaneously accrue a payable to the Administrator for the same amounts, which remain on the consolidated statements of assets and liabilities.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

Note 8.	Financial Highlights

	Year Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2009	2008	2007	2006	2005

Per Share Data(1):
Net asset value at beginning of period	$14.55	$15.04	$15.31	$14.59	$(0.01)
Costs related to the initial public offering	—	—	—	0.01	(0.21)
Costs related to the secondary public offering	—	(0.07)	(0.06)	—	—
Net investment income	1.87	1.91	1.47	1.21	0.34
Realized (loss) gain	(1.24)	(0.69)	0.12	0.04	—
Net unrealized appreciation (depreciation)	0.48	(0.05)	(0.52)	0.58	0.90
Net (decrease) increase in net assets as a result of public offering	(2.11)	—	0.26	—	13.95
Dividends declared and paid	(1.15)	(1.59)	(1.54)	(1.12)	(0.38)

Net asset value at end of period	$12.40	$14.55	$15.04	$15.31	$14.59

Per share market value at end of period	$9.20	$13.18	$17.47	$16.99	$12.60
Total return based on market value(2)	(22.04)%	(15.90)%	12.65%	44.90%	(13.46)%
Total return based on net asset value(2)	(4.81)%	7.84%	7.62%	12.76%	7.40%
Shares outstanding at end of period	42,943,084	29,520,379	19,949,065	7,069,873	7,055,100
Average weighted shares outstanding for period	31,559,905	23,626,642	15,724,095	7,056,846	7,055,100
Ratio / Supplemental Data:
Net assets at end of period (in thousands)	$532,596	$429,623	$300,048	$108,270	$102,967
Annualized ratio of operating expenses to average net assets	9.03%	9.62%	7.36%	8.19%	5.52%
Annualized ratio of net investment income to average net assets	13.14%	12.66%	9.71%	7.90%	8.50%

(1)	Financial highlights are based on weighted average shares.

(2)	Total return based on market value is based on the change in market price per share between the opening and ending market prices per share in each period and assumes that dividends are reinvested in accordance with our dividend reinvestment plan. Total return based on net asset value is based upon the change in net asset value per share between the opening and ending net asset values per share in each period and assumes that dividends are reinvested in accordance with our dividend reinvestment plan.

Note 9.	Litigation

From time to time, we may become involved in various investigations, claims and legal proceedings that arise in the ordinary course of our business. These matters may relate to intellectual property, employment, tax, regulation, contract or other matters. The resolution of these matters as they arise will be subject to various uncertainties and, even if such claims are without merit, could result in the expenditure of significant financial and managerial resources.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

On December 6, 2004, Dallas Gas Partners, L.P. (“DGP”) served us with a complaint filed November 30, 2004 in the U.S. District for the Southern District of Texas, Galveston Division. DGP alleges that DGP was defrauded and that we breached our fiduciary duty to DGP and tortiously interfered with DGP’s contract to purchase Gas Solutions, Ltd. (a subsidiary of our portfolio company, GSHI) in connection with our alleged agreement in September 2004 to loan DGP funds with which DGP intended to buy Gas Solutions, Ltd. for approximately $26,000. The complaint sought relief not limited to $100,000. On November 30, 2005, U.S. Magistrate Judge John R. Froeschner of the U.S. District Court for the Southern District of Texas, Galveston Division, issued a recommendation that the court grant our Motion for Summary Judgment dismissing all claims by DGP. On February 21, 2006, U.S. District Judge Samuel Kent of the U.S. District Court for the Southern District of Texas, Galveston Division issued an order granting our Motion for Summary Judgment dismissing all claims by DGP, against us. On May 16, 2007, the Court also granted us summary judgment on DGP’s liability to us on our counterclaim for DGP’s breach of a release and covenant not to sue. On January 4, 2008, the Court, Judge Melinda Harmon presiding, granted our motion to dismiss all DGP’s claims asserted against certain of our officers and affiliates. On August 20, 2008, Judge Harmon entered a Final Judgment dismissing all of DGP’s claims. DGP appealed to the U.S. Court of Appeals for the Fifth Circuit, which affirmed the Final Judgment on June 24, 2009. DGP has moved for rehearing. Our damage claims against DGP remain pending.

In May 2006, based in part on unfavorable due diligence and the absence of investment committee approval, we declined to extend a loan for $10,000 to a potential borrower (“plaintiff”). Plaintiff was subsequently sued by its own attorney in a local Texas court for plaintiff’s failure to pay fees owed to its attorney. In December 2006, plaintiff filed a cross-action against us and certain affiliates (the “defendants”) in the same local Texas court, alleging, among other things, tortuous interference with contract and fraud. We petitioned the United States District Court for the Southern District of New York (the “District Court”) to compel arbitration and to enjoin the Texas action. In February 2007, our motions were granted. Plaintiff appealed that decision. On July 24, 2008, the Second Circuit Court of Appeals affirmed the judgment of the District Court. The arbitration commenced in July 2007 and concluded in late November 2007. Post-hearing briefings were completed in February 2008. On April 14, 2008, the arbitrator rendered an award in our favor, rejecting all of plaintiff’s claims. On April 18, 2008, we filed a petition before the District Court to confirm the award. On October 8, 2008, the District Court granted the Company’s petition to confirm the award, confirmed the awards and subsequently entered judgment thereon in favor of the Company in the amount of $2,288. After filing a defective notice of appeal to the United States Court of Appeals for the Second Circuit on November 5, 2008, plaintiff’s counsel resubmitted a new notice of appeal on January 9, 2009. The plaintiff subsequently requested that the Company agree to stipulate to the withdrawal of plaintiff’s appeal to the Second Circuit. Such a stipulation was filed with the Second Circuit on or about April 14, 2009. Based on this stipulation, the Second Circuit issued a mandate terminating the appeal, which was transmitted to the District Court on April 23, 2009. Post-judgment discovery against plaintiff is continuing and we have filed a motion for sanctions against plaintiff’s counsel which is scheduled for argument on October 5, 2009.

Note 10.	Revolving Credit Agreements

On June 6, 2007, we closed on a $200,000 three-year revolving credit facility (as amended on December 31, 2007) with Rabobank Nederland (“Rabobank”) as administrative agent and sole lead arranger (the “Rabobank Facility”). Until November 14, 2008, interest on the Rabobank Facility was charged at LIBOR plus 175 basis points; thereafter, under the terms of a commitment letter with Rabobank to arrange and structure a new rated credit facility, we agreed to an immediate increase in the current borrowing rate on the Rabobank Facility to LIBOR plus 250 basis points. Additionally, Rabobank charged a fee on the unused

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

portion of the facility. This fee is assessed at the rate of 37.5 basis points per annum of the amount of that unused portion.

On June 25, 2009, we completed a first closing on an expanded $250,000 revolving credit facility (the “Syndicated Facility”). The new Syndicated Facility, which had $175,000 total commitments as of June 30, 2009, includes an accordion feature which allows the Syndicated Facility to accept up to an aggregate total of $250,000 of commitments for which we continue to solicit additional commitments from other lenders for the additional $75,000. The revolving period extends through June 24, 2010, with an additional one year amortization period thereafter whereby all principal, interest and fee payments received in conjunction with collateral pledged to the Syndicated Facility, less a monthly servicing fee payable to us, are required to be used to repay outstanding borrowings under the Syndicated Facility. Any remaining outstanding borrowings would be due and payable on the commitment termination date, which is currently June 24, 2011.

The Syndicated Facility contains restrictions pertaining to the geographic and industry concentrations of funded loans, maximum size of funded loans, interest rate payment frequency of funded loans, maturity dates of funded loans and minimum equity requirements. The Syndicated Facility also contains certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, violation of which could result in the early termination of the Syndicated Facility. The Syndicated Facility also requires the maintenance of a minimum liquidity requirement. At June 30, 2009, we were in compliance with the applicable covenants.

Interest on borrowings under the credit facility is one-month LIBOR plus 400 basis points, subject to a minimum Libor floor of 200 basis points. Additionally, the banks charge a fee on the unused portion of the credit facility equal to 100 basis points. As of June 30, 2009, we had $124,800 outstanding under our credit facility. As of June 30, 2009, $946 was available to us for borrowing under our credit facility. As we make additional investments which are eligible to be pledged under the credit facility, we will generate additional availability to the extent such investments are eligible to be placed into the borrowing base. At June 30, 2009, the investments used as collateral for the Syndicated Facility had an aggregate market value of $434,069, which represents 81.5% of net assets.

In connection with the origination and amendment of the Syndicated Facility, we incurred approximately $6.3 million of fees which are being amortized over the term of the facility.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

Note 11.	Selected Quarterly Financial Data (Unaudited)

					Net Realized and		Net Increase (Decrease)
					Unrealized Gains		in Net Assets from
	Investment Income		Net Investment Income		(Losses)		Operations
		Per		Per		Per		Per
Quarter Ended	Total	Share(1)	Total	Share(1)	Total	Share(1)	Total	Share(1)

September 30, 2006	$6,432	$0.65	$3,274	$0.33	$690	$0.07	$3,964	$0.40
December 31, 2006	8,171	0.60	4,493	0.33	(1,553)	(0.11)	2,940	0.22
March 31, 2007	12,069	0.61	7,015	0.36	(2,039)	(0.10)	4,976	0.26
June 30, 2007	14,009	0.70	8,349	0.42	(3,501)	(0.18)	4,848	0.24
September 30, 2007	15,391	0.77	7,865	0.39	685	0.04	8,550	0.43
December 31, 2007	18,563	0.80	10,660	0.46	(14,346)	(0.62)	(3,686)	(0.16)
March 31, 2008	22,000	0.92	12,919	0.54	(14,178)	(0.59)	(1,259)	(0.05)
June 30, 2008	23,448	0.85	13,669	0.50	10,317	0.38	23,986	0.88
September 30, 2008(2)	35,799	1.21	23,502	0.80	(9,504)	(0.33)	13,998	0.47
December 31, 2008	22,213	0.75	11,960	0.40	(5,436)	(0.18)	6,524	0.22
March 31, 2009	20,669	0.69	11,720	0.39	3,611	0.12	15,331	0.51
June 30, 2009	21,800	0.59	11,981	0.32	(12,730)	(0.34)	(749)	(0.02)

(1)	Per share amounts are calculated using weighted average shares during period.

(2)	Additional income for this quarter was driven by other investment income from the settlement of net profits interests on IEC Systems LP and Advanced Rig Services LLC. See Note 4.

Note 12.	Subsequent Events

On July 6, 2009, and July 8, 2009, we paid down $50,500 and $74,300 of our revolving credit facility, respectively, reducing our outstanding borrowing to zero.

On July 7, 2009, we closed a public offering of 5,175,000 shares of our common stock (including the exercise of over-allotment options of our underwriters). The net proceeds to us were approximately $44,046 after deducting estimated offering expenses.

On July 20, 2009, we purchased 297,274 shares of our common stock in connection with the dividend reinvestment plan.

On August 3, 2009, we announced that we had entered into a definitive agreement to acquire Patriot Capital Funding, Inc. (NASDAQ: PCAP) (“Patriot”) for approximately $197,000 comprised of our common stock and cash to repay all Patriot debt, anticipated to be $110,500. when the acquisition closes. Our common shares will be exchanged at a ratio of approximately 0.3992 for each Patriot share, or 8,616,467 shares of our common stock for 21,584,251 Patriot shares, with such exchange ratio decreased for any tax distributions Patriot may declare before closing. In return, we will acquire assets with an amortized cost of approximately $311,000 for approximately $196,000, based on an estimate of our common stock price of $10 per share and the anticipated debt outstanding at the closing, the value of either may change prior to the closing. We, in conjunction with an independent valuation agent, have determined that the fair value of the assets is approximate to the anticipated purchase price and do not anticipate recording any material gain on the consummation of the transaction.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
June 30, 2009
(In thousands, except share and per share data)

On August 20, 2009, we issued 3,449,686 shares at $8.50 per share in a private stock offering. The net proceeds to us were approximately $29,205 after deducting legal and advisory fees. Concurrent with the sale of these shares, we entered into a registration rights agreement in which we granted the purchasers certain registration rights with respect to the Shares. Under the terms and conditions of the registration rights agreement, we will use our reasonable best efforts to file with the SEC within sixty (60) days a post-effective amendment to the registration statement on Form N-2 and will also use our reasonable best efforts to cause such post-effective amendment to be declared effective by the SEC within one hundred twenty (120) days. Under the registration rights agreement, the Corporation may be obligated to make liquidated damages payments to holders upon certain events.

On August 31, 2009, C&J repaid the $3,150 loan receivable to us and we received an additional 5% prepayment penalty totaling $158. We continue to hold warrants for common units in this investment.

On September 4, 2009, Peerless Manufacturing Co. repaid the $20,000 loan receivable to us.

On September 24, 2009, we issued 2,807,111 shares at $9.00 per share in a private stock offering. The net proceeds to us were approximately $24,423 after deducting estimated legal and advisory fees. Concurrent with the sale of these shares, we entered into a registration rights agreement in which we granted the purchasers certain registration rights with respect to the Shares. Under the terms and conditions of the registration rights agreement, we will use our reasonable best efforts to file with the SEC within sixty (60) days a post-effective amendment to the registration statement on Form N-2 and will also use our reasonable best efforts to cause such post-effective amendment to be declared effective by the SEC within one hundred twenty (120) days. Under the registration rights agreement, the Corporation may be obligated to make liquidated damages payments to holders upon certain events.

On September 28, 2009, we announced the declaration of a cash distribution of $0.4075 per share to holders of record on October 8, 2009 to be paid on October 19, 2009.

On September 29, 2009, we announced a $20,000 increase in total commitments on our revolving credit facility, increasing the facility size from $175,000 to $195,000.

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2009	December 31, 2008

ASSETS
Investments at fair value:
Non-control/non-affiliate investments (cost of $227,017,180 — 2009, $269,577,008 — 2008)	$212,853,296	$240,486,620
Affiliate investments (cost of $52,239,570 — 2009, $53,129,533 — 2008)	47,373,445	51,457,082
Control investments (cost of $65,124,177 — 2009, $43,192,484 — 2008)	23,702,496	30,427,046

Total investments	283,929,237	322,370,748
Cash and cash equivalents	8,149,781	6,449,454
Restricted cash	7,828,784	22,155,073
Interest receivable	1,151,347	1,390,285
Other assets	1,481,020	1,897,086

Total Assets	$302,540,169	$354,262,646

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Borrowings	$137,365,363	$162,600,000
Interest payable	847,164	514,125
Dividends payable	—	5,253,709
Accounts payable, accrued expenses and other	3,831,998	5,777,642

Total Liabilities	142,044,525	174,145,476

Commitments
Stockholders’ Equity
Preferred stock, $.01 par value, 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value, 49,000,000 shares authorized; 20,950,501 and 20,827,334 shares issued and outstanding at June 30, 2009, and December 31, 2008, respectively	209,506	208,274
Paid-in capital	235,163,868	234,385,063
Accumulated net investment income (loss)	3,949,409	(1,912,061)
Distributions in excess of net investment income	—	(1,758,877)
Net realized loss on investments	(16,067,426)	(4,053,953)
Net unrealized depreciation on interest rate swaps	(2,235,647)	(3,097,384)
Net unrealized depreciation on investments	(60,524,066)	(43,653,892)

Total Stockholders’ Equity	160,495,644	180,117,170

Total Liabilities and Stockholders’ Equity	$302,540,169	$354,262,646

Net Asset Value Per Common Share	$7.66	$8.65

See notes to consolidated financial statements.

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Investment Income
Interest and dividends:
Non-control/non-affiliate investments	$6,248,628	$7,133,671	$12,439,390	$15,432,004
Affiliate investments	1,407,606	2,498,499	2,739,165	5,012,922
Control investments	113,447	499,659	950,077	678,125

Total interest and dividend income	7,769,681	10,131,829	16,128,632	21,123,051

Fees:
Non-control/non-affiliate investments	137,100	69,389	247,817	238,086
Affiliate investments	116,835	37,787	138,723	76,448
Control investments	33,613	35,000	68,158	41,250

Total fee income	287,548	142,176	454,698	355,784

Other investment income:
Non-control/non-affiliate investments	—	242,388	8,804	282,243
Control investments	—	138,026	—	138,026

Total other investment income	—	380,414	8,804	420,269

Total Investment Income	8,057,229	10,654,419	16,592,134	21,899,104

Expenses
Compensation expense	838,840	1,107,324	1,759,961	2,605,499
Interest expense	2,777,370	1,925,230	4,363,807	3,984,753
Professional fees	1,017,706	408,204	1,346,626	670,731
General and administrative expense	920,700	794,963	1,501,394	1,433,523

Total Expenses	5,554,616	4,235,721	8,971,788	8,694,506

Net Investment Income	2,502,613	6,418,698	7,620,346	13,204,598

Net Realized Gain (Loss) and Net Unrealized Appreciation (Depreciation)
Net realized gain (loss) on investments — non-control/non-affiliate	(412,709)	5,783	(412,709)	(83,767)
Net realized loss on investments — control	—	(350,000)	(11,600,764)	(350,000)
Net unrealized depreciation on investments — non-control/non-affiliate	(4,966,838)	(2,218,615)	(4,957,308)	(8,629,899)
Net unrealized depreciation on investments — affiliate	(1,682,348)	(3,070,018)	(3,193,649)	(5,662,008)
Net unrealized appreciation (depreciation) on investments — control	(6,064,547)	1,920,398	(8,719,217)	1,072,398
Net unrealized appreciation on interest rate swaps	678,888	969,634	861,737	216,783

Net Realized Gain (Loss) and Net Unrealized Appreciation (Depreciation)	(12,447,554)	(2,742,818)	(28,021,910)	(13,436,493)

Net Income (Loss)	$(9,944,941)	$3,675,880	$(20,401,564)	$(231,895)

Earnings (loss) per share, basic and diluted	$(0.47)	$0.18	$(0.97)	$(0.01)

Weighted average shares outstanding, basic and diluted	20,950,501	20,693,337	20,940,294	20,671,896

See notes to consolidated financial statements.

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(Unaudited)

	Six Months Ended
	June 30,	June 30,
	2009	2008

Operations:
Net investment income	$7,620,346	$13,204,598
Net realized loss on investments	(12,013,473)	(433,767)
Net unrealized depreciation on investments	(16,870,174)	(13,219,509)
Net unrealized appreciation on interest rate swaps	861,737	216,783

Net decrease in net assets from operations	(20,401,564)	(231,895)

Stockholder Transactions:
Distributions to stockholders from net investment income	—	(13,204,598)
Distributions in excess of net investment income	—	(441,872)

Net decrease in net assets from stockholder distributions	—	(13,646,470)

Capital Share Transactions:
Common stock listing fees	—	(23,585)
Issuance of common stock under dividend reinvestment plan	359,500	540,064
Stock option compensation	420,538	385,828

Net increase in net assets from capital share transactions	780,038	902,307

Total decrease in net assets	(19,621,526)	(12,976,058)
Net assets at beginning of period	180,117,170	221,597,684

Net assets at end of period	$160,495,644	$208,621,626

Net asset value per common share	$7.66	$10.08

Common Shares Outstanding at End of Period	20,950,501	20,702,485

See notes to consolidated financial statements.

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2009	2008

Cash Flows From Operating Activities:
Net loss	$(20,401,564)	$(231,895)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	328,351	268,963
Change in interest receivable	238,938	401,391
Realized loss on sale of investments	12,013,473	433,767
Unrealized depreciation on investments	16,870,174	13,219,509
Unrealized appreciation on interest rate swaps	(861,737)	(216,783)
Payment-in-kind interest and dividends	(2,218,782)	(2,899,860)
Stock-based compensation expense	420,538	385,828
Change in unearned income	(443,572)	(633,242)
Change in interest payable	333,039	(353,126)
Change in other assets	87,716	(17,370)
Change in accounts payable, accrued expenses and other	(1,083,907)	(1,713,757)

Net cash provided by operating activities	5,282,667	8,643,425

Cash Flows from Investing Activities:
Funded investments	(10,273,464)	(9,691,406)
Principal repayments on investments	21,116,671	51,532,552
Proceeds from sale of investments	1,377,011	10,353,733
Purchases of furniture and equipment	—	(6,295)

Net cash provided by investing activities	12,220,218	52,188,584

Cash Flows From Financing Activities:
Borrowings	7,500,000	9,052,500
Repayments on borrowings	(32,734,637)	(57,852,500)
Common stock listing fees	—	(23,585)
Dividends paid	(4,894,210)	(13,089,236)
Deferred offering costs	—	(98,860)
Deferred financing costs	—	(1,030,972)
Decrease in restricted cash	14,326,289	2,523,926

Net cash used for financing activities	(15,802,558)	(60,518,727)

Net Increase in Cash and Cash Equivalents	1,700,327	313,282
Cash and Cash Equivalents at:
Beginning of Period	6,449,454	789,451

End of Period	$8,149,781	$1,102,733

Supplemental information:
Interest paid	$3,767,312	$4,337,879

Non-cash investing activities:
Conversion of debt to equity	$—	$5,159,567

Non-cash financing activities:
Dividends reinvested in common stock	$359,500	$540,064
Dividends declared but not paid	—	6,831,820

See notes to consolidated financial statements.

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS
June 30, 2009
(Unaudited)

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

Control investments:
Aylward Enterprises, LLC(5) (Machinery)	Manufacturer of packaging equipment	Revolving Line of Credit (5.3%, Due 2/12)(3)	$4,000,000	$3,955,707	$3,955,707
		Senior Secured Term Loan A (6.0%, Due 2/12)(3)	8,085,938	8,019,598	411,398
		Senior Subordinated Debt (22.0%, Due 8/12)(2)	7,731,663	6,747,301	—
		Subordinated Member Note (8.0%, Due 2/13)(2)	157,683	148,491	—
		Membership Interest (1,250,000 units)(4)		1,250,000	—
Encore Legal Solutions, Inc. (Printing & Publishing)	Legal document management services	Junior Secured Term Loan A (11.0%, Due 12/10)(2)(3)	4,082,915	4,020,456	3,081,250
		Junior Secured Term Loan B (14.0%, Due 12/10)(2)(3)	7,644,318	7,390,687	—
		Common Stock (20,000 shares)(4)		5,159,567	—
Fischbein, LLC (Machinery)	Designer and manufacturer of packaging equipment	Senior Subordinated Debt (16.5%, Due 5/13)(2)(3)	3,572,977	3,553,859	3,541,760
		Membership Interest — Class A (2,800,000 units)(4)		2,800,000	2,984,400
L.A. Spas, Inc. (Chemicals, Plastics & Rubber)	Manufacturer of above ground spas	Revolving Line of Credit (8.8%, Due 12/09)(3)	1,175,000	1,175,000	—
		Senior Secured Term Loan (8.8%, Due 12/09)(3)	4,165,430	4,092,364	—
		Charge-off of cost of impaired loan(7)		(3,693,230)	—
		Senior Subordinated Debt (17.5%, Due 1/10)(2)(3)	8,132,897	7,907,534	—
		Charge-off of cost of impaired loan(7)		(7,907,534)	—
		Common Stock (1,125,000 shares)(4)		188	—
		Common Stock Warrants (13,828 warrants)(4)		5,000	—
Nupla Corporation (Home & Office Furnishings, Housewares & Durable Consumer Products)	Manufacturer and marketer of professional high-grade fiberglass-handled striking and digging tools	Revolving Line of Credit (9.3%, Due 9/12)(3)	1,093,276	1,081,546	1,081,546
		Senior Secured Term Loan A (10.0%, Due 9/12)(3)	5,139,064	5,105,570	5,105,570
		Senior Subordinated Debt (15.0%, Due 3/13)(2)(3)	3,162,122	3,142,795	1,105,556
		Preferred Stock Class A (475 shares)(2)		564,638	—
		Preferred Stock Class B (1,045 shares)(2)		1,131,921	—
		Common Stock (1,140,584 shares)(4)		80,100	—
Sidump’r Trailer Company, Inc. (Automobile)	Manufacturer of side dump trailers	Revolving Line of Credit (7.3%, Due 1/11)(3)	950,000	934,432	934,432

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2009
(Unaudited)

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

		Senior Secured Term Loan A (7.3%, Due 1/11)(3)	$2,047,500	$2,036,677	$1,500,877
		Senior Secured Term Loan B (8.8%, Due 1/11)(3)	2,320,625	2,301,926	—
		Senior Secured Term Loan C (16.5%, Due 7/11)(2)(3)	2,578,751	2,253,829	—
		Senior Secured Term Loan D (7.3%, Due 7/11)	1,700,000	1,700,000	—
		Preferred Stock (49,635.5 shares)(2)		165,730	—
		Common Stock (64,050 shares)(4)		25	—
Total Control investments (represents 8.4% of total investments at fair value)				$65,124,177	$23,702,496
Affiliate investments:
Boxercraft Incorporated (Textiles & Leather)	Supplier of spiritwear and campus apparel	Revolving Line of Credit (9.0%, Due 9/13)(3)	$800,000	$777,090	$777,090
		Senior Secured Term Loan A (9.5%, Due 9/13)(3)	4,491,748	4,445,473	4,445,473
		Senior Secured Term Loan B (10.0%, Due 9/13)(3)	4,937,557	4,885,834	4,885,834
		Senior Secured Term Loan C (18.5%, Due 3/14)(2)(3)	6,775,232	6,714,635	6,714,635
		Preferred Stock (1,000,000 shares)(4)		1,080,000	699,800
		Common Stock (10,000 shares)(4)		100	—
KTPS Holdings, LLC (Textiles & Leather)	Manufacturer and distributor of specialty pet products	Revolving Line of Credit (11.3%, Due 1/12)(3)	1,500,000	1,488,972	1,488,972
		Senior Secured Term Loan A (11.3%, Due 1/12)(3)	3,863,606	3,828,779	3,828,779
		Senior Secured Term Loan B (12.0%, Due 1/12)(3)	455,000	450,967	450,967
		Senior Secured Term Loan C (18.0%, Due 3/12)(2)(3)	4,583,209	4,552,975	4,320,875
		Membership Interest — Class A (730.02 units)(4)		730,020	167,700
		Membership Interest — Common (199,795.08 units)(4)		—	—
Smart, LLC(5) (Diversified/Conglomerate Service)	Provider of tuition management services	Membership Interest — Class B (1,218 units)(4)		1,280,403	—
		Membership Interest — Class D (1 unit)(4)		290,333	—
Sport Helmets Holdings, LLC(5) (Personal & Nondurable Consumer Products)	Manufacturer of protective headgear	Senior Secured Term Loan A (5.0%, Due 12/13)(3)	4,087,500	4,040,710	3,759,310
		Senior Secured Term Loan B (5.5%, Due 12/13)(3)	7,462,500	7,370,660	6,856,790
		Senior Subordinated Debt — Series A (15.0%, Due 6/14)(2)(3)	7,105,981	7,012,295	6,399,195

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2009
(Unaudited)

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

		Senior Subordinated Debt — Series B (15.0%, Due 6/14)(2)	$1,290,324	$1,290,324	$1,179,025
		Common Stock (20,000 shares)(4)		2,000,000	1,399,000
Total Affiliate investments (represents 16.7% of total investments at fair value)				$52,239,570	$47,373,445
Non-control/non-affiliate investments:
ADAPCO, Inc. (Ecological)	Distributor of specialty chemicals and contract application services	Revolving Line of Credit (10.3%, Due 7/11)(3)	$1,800,000	$1,787,120	$1,787,120
		Senior Secured Term Loan A (10.3%, Due 6/11)(3)	7,678,125	7,642,739	7,642,739
		Common Stock (5,000 shares)(4)		500,000	158,500
Aircraft Fasteners International, LLC (Machinery)	Distributor of fasteners and related hardware for use in aerospace, electronics and defense industries	Senior Secured Term Loan (4.4%, Due 11/12)(3)	5,358,000	5,287,888	5,208,888
		Junior Secured Term Loan (14.0%, Due 5/13)(2)(3)	5,359,740	5,303,580	5,303,580
		Convertible Preferred Stock (32,000 shares)(2)		234,924	435,600
Allied Defense Group, Inc. (Aerospace & Defense)	Diversified defense company	Common Stock (4,000 shares)(4)		463,168	123,200
Arrowhead General Insurance Agency, Inc.(6) (Insurance)	Insurance agency and program specialist	Junior Secured Term Loan (12.8%, Due 2/13)(2)(3)	5,012,842	5,012,842	4,699,639
Borga, Inc. (Mining, Steel, Iron & Nonprecious Metals)	Manufacturer of pre-fabricated metal building systems	Revolving Line of Credit (8.0%, Due 5/10)(3)	800,000	796,199	796,199
		Senior Secured Term Loan B (11.5%, Due 5/10)(3)	1,623,728	1,611,597	1,611,597
		Senior Secured Term Loan C (19.0%, Due 5/10)(2)(3)	8,281,883	8,255,274	2,141,677
		Common Stock Warrants (33,750 warrants)(4)		16,828	—
Caleel + Hayden, LLC(5) (Personal & Nondurable Consumer Products)	Provider of proprietary branded professional skincare and cosmetic products to physicians and spa communities	Junior Secured Term Loan B (9.8%, Due 11/11)(3)	9,971,555	9,884,257	9,884,257
		Senior Subordinated Debt (16.5%, Due 11/12)(3)	6,250,000	6,197,779	6,260,279
		Common Stock (7,500 shares)(4)		750,000	536,500
		Options in Mineral Fusion Natural Brands, LLC (11,662 options)(4)		—	—
CS Operating, LLC(5) (Buildings & Real Estate)	Provider of maintenance, repair and replacement of HVAC, electrical, plumbing, and foundation repair	Revolving Line of Credit (8.0%, Due 1/13)(3)	200,000	195,448	195,448
		Senior Secured Term Loan A (6.8%, Due 7/12)(3)	1,642,564	1,624,813	1,624,813
		Senior Subordinated Debt (16.5%, Due 1/13)(2)(3)	2,699,741	2,672,682	2,672,682

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2009
(Unaudited)

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

Copernicus Group (Healthcare, Education & Childcare)	Provider of clinical trial review services	Revolving Line of Credit (8.8%, Due 10/13)(3)	$150,000	$132,771	$132,771
		Senior Secured Term Loan A (8.8%, Due 10/13)(3)	7,631,250	7,523,944	7,523,944
		Senior Subordinated Debt (16.0%, Due 4/14)(3)	12,356,810	12,188,822	11,307,622
		Preferred Stock — Series A (1,000,000)(4)		1,000,000	799,900
Copperhead Chemical Company, Inc. (Chemicals, Plastics & Rubber)	Manufacturer of bulk pharmaceuticals	Senior Subordinated Debt (21.0%, Due 1/13)(2)(3)	3,806,647	3,781,610	3,781,610
Custom Direct, Inc. (6) (Printing & Publishing)	Direct marketer of checks and other financial products and services	Senior Secured Term Loan (3.3%, Due 12/13)(3)	1,838,011	1,614,297	1,424,459
		Junior Secured Term Loan (6.6%, Due 12/14)(3)	2,000,000	2,000,000	1,150,000
Dover Saddlery, Inc. (Retail Stores)	Equestrian products catalog retailer	Common Stock (30,974 shares)(4)		148,200	52,966
Employbridge Holding Company (5)(6) (Personal, Food & Miscellaneous Services)	A provider of specialized staffing services	Junior Secured Term Loan (9.3%, Due 10/13)(3)	3,000,000	3,000,000	—
EXL Acquisition Corp. (Electronics)	Manufacturer of lab testing supplies	Senior Secured Term Loan A (5.0%, Due 3/11)(3)	2,468,323	2,455,202	2,357,602
		Senior Secured Term Loan B (5.2%, Due 3/12)(3)	4,212,792	4,172,027	4,005,427
		Senior Secured Term Loan C (5.7%, Due 3/12)(3)	2,598,352	2,565,670	2,462,870
		Senior Secured Term Loan D (15.0%, Due 3/12)(3)	6,170,807	6,122,761	6,122,761
		Common Stock — Class A (2,475 shares)(4)		2,475	346,739
		Common Stock — Class B (25 shares)(2)		291,667	297,022

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2009
(Unaudited)

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

Fairchild Industrial Products, Co. (Electronics)	Manufacturer of industrial controls and power transmission products	Senior Secured Term Loan A (3.6%, Due 7/10)(3)	$1,386,330	$1,379,347	$1,379,347
		Senior Secured Term Loan B (5.4%, Due 1/11)(3)	4,351,250	4,329,951	4,329,951
		Senior Subordinated Debt (14.8%, Due 7/11)(3)	5,460,000	5,426,216	5,426,216
		Preferred Stock — Class A (378.4 shares)(2)		366,297	372,600
		Common Stock — Class B (27.5 shares)(4)		121,598	289,300
Hudson Products Holdings, Inc.(6) (Mining, Steel, Iron & Nonprecious Metals)	Manufactures and designs air-cooled heat exchanger equipment	Senior Secured Term Loan (8.0%, Due 8/15)(3)	7,443,750	7,241,237	6,773,813
Impact Products, LLC (Machinery)	Distributor of janitorial supplies	Junior Secured Term Loan (6.4%, Due 9/12)(3)	8,856,250	8,808,494	8,808,494
		Senior Subordinated Debt (15.0%, Due 9/12)(3)	5,547,993	5,521,880	5,521,880
Label Corp Holdings, Inc.(6) (Printing & Publishing)	Manufacturer of prime labels	Senior Secured Term Loan (8.0%, Due 8/14)(3)	6,451,250	6,167,519	5,669,255
LHC Holdings Corp. (Healthcare, Education & Childcare)	Provider of home healthcare services	Senior Secured Term Loan A (4.6%, Due 11/12)(3)	3,710,276	3,674,985	3,569,585
		Senior Subordinated Debt (14.5%, Due 5/13)(3)	4,565,000	4,523,264	4,523,264
		Membership Interest (125,000 units)(4)		125,000	184,800
Mac & Massey Holdings, LLC (Grocery)	Broker and distributor of ingredients to manufacturers of food products	Senior Subordinated Debt (15.8%, Due 2/13)(2)(3)	8,183,478	8,158,201	8,158,201
		Common Stock (250 shares)(4)		235,128	382,800
Northwestern Management Services, LLC (Healthcare, Education & Childcare)	Provider of dental services	Revolving Line of Credit (7.8%, Due 12/12)(3)	125,000	117,625	117,625
		Senior Secured Term Loan A (6.3%, Due 12/12)(3)	5,197,531	5,156,736	5,156,736
		Senior Secured Term Loan B (6.8%, Due 12/12)(3)	1,231,250	1,221,357	1,221,357
		Junior Secured Term Loan (17.0%, Due 6/13)(2)(3)	2,882,406	2,861,301	2,861,301
		Common Stock (500 shares)(4)		500,000	465,500
Prince Mineral Company, Inc. (Metals & Minerals)	Manufacturer of pigments	Junior Secured Term Loan (6.1%, Due 12/12)(3)	11,225,000	11,095,875	10,752,375

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
June 30, 2009
(Unaudited)

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

		Senior Subordinated Debt (14.0%, Due 7/13)(2)(3)	$12,094,987	$11,993,822	$11,993,822
Quartermaster, Inc. (Retail Stores)	Retailer of uniforms and tactical equipment to law enforcement and security professionals	Revolving Line of Credit (6.5%, Due 12/10)(3)	3,000,000	2,985,955	2,985,955
		Senior Secured Term Loan A (5.7%, Due 12/10)(3)	2,514,750	2,495,985	2,495,985
		Senior Secured Term Loan B (7.0%, Due 12/10)(3)	2,531,250	2,518,505	2,518,505
		Senior Secured Term Loan C (15.0%, Due 12/11)(2)(3)	3,451,292	3,431,302	3,431,302
R-O-M Corporation (Automobile)	Manufacturer of doors, ramps and bulk heads for fire trucks and food transportation	Senior Secured Term Loan A (3.1%, Due 2/13)(3)	6,040,000	5,993,933	5,696,433
		Senior Secured Term Loan B (4.6%, Due 5/13)(3)	8,336,250	8,255,898	7,845,298
		Senior Subordinated Debt (15.0%, Due 8/13)(3)	7,153,842	7,073,185	7,073,185
Total Non-control/ non-affiliate investments (represents 74.9% of total investments at fair value)				$227,017,180	$212,853,296

Total Investments				$344,380,927	$283,929,237

(1)	Affiliate investments are generally defined under the Investment Company Act of 1940, as amended (the “1940 Act”), as companies in which the Company owns at least 5% but not more than 25% of the voting securities of the company. Control investments are generally defined under the 1940 Act as companies in which the Company owns more than 25% of the voting securities of the company or has greater than 50% representation on its board.

(2)	Amount includes payment-in-kind (PIK) interest or dividends.

(3)	Pledged as collateral under the Company’s Amended Securitization Facility. See Note 6 to Consolidated Financial Statements.

(4)	Non-income producing.

(5)	Some of the investments listed are issued by an affiliate of the listed portfolio company.

(6)	Syndicated investment which has been originated by another financial institution and broadly distributed.

(7)	All or a portion of the loan is considered permanently impaired and, accordingly, the charge-off of the principal balance has been recorded as a realized loss for financial reporting purposes.

See notes to consolidated financial statements

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2008

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

Control investments:
Encore Legal Solutions, Inc. (Printing & Publishing)	Legal document management services	Junior Secured Term Loan A (6.2%, Due 12/10)(2)(3)	$4,020,456	$4,007,366	$3,537,910
		Junior Secured Term Loan B (9.2%, Due 12/10)(2)(3)	7,390,687	7,355,975	6,492,888
		Common Stock (30,000 shares)(4)		5,159,567	326,900
Fischbein, LLC (Machinery)	Designer and manufacturer of packaging equipment	Senior Subordinated Debt (16.5%, Due 5/13)(2)(3)	3,492,760	3,471,147	3,540,987
		Membership Interest — Class A (2,800,000 units)(4)		2,800,000	3,876,000
Nupla Corporation (Home & Office Furnishings, Housewares & Durable Consumer Products)	Manufacturer and marketer of professional high-grade fiberglass-handled striking and digging tools	Revolving Line of Credit (7.3%, Due 9/12)(3)	870,000	856,425	856,425
		Senior Secured Term Loan A (8.0%, Due 9/12)(3)	5,354,688	5,315,741	5,166,852
		Senior Subordinated Debt (15.0%, Due 3/13)(2)(3)	3,123,084	3,102,059	2,192,375
		Preferred Stock Class A (475 shares)(2)		550,584	15,900
		Preferred Stock Class B (1,045 shares)(2)		1,101,001	1,101,500
		Common Stock (1,140,584 shares)(4)		80,000	—
Sidump’r Trailer Company, Inc. (Automobile)	Manufacturer of side dump trailers	Revolving Line of Credit (7.3%, Due 1/11)(3)	950,000	934,432	934,432
		Senior Secured Term Loan A (7.3%, Due 1/11)(3)	2,047,500	2,036,677	2,036,677
		Senior Secured Term Loan B (8.8%, Due 1/11)(3)	2,320,625	2,301,926	—
		Senior Secured Term Loan C (16.5%, Due 7/11)(2)(3)	2,406,374	2,253,829	—
		Senior Secured Term Loan D (7.3%, Due 7/11)	1,700,000	1,700,000	348,200
		Preferred Stock (49,635.5 shares)(2)		165,730	—
		Common Stock (64,050 shares)(4)		25	—
Total Control investments (represents 9.4% of total investments at fair value)				$43,192,484	$30,427,046
Affiliate investments:
Boxercraft Incorporated (Textiles & Leather)	Supplier of spiritwear and campus apparel	Senior Secured Term Loan A (8.0%, Due 9/13)(3)	$5,328,125	$5,273,766	$5,273,766
		Senior Secured Term Loan B (8.5%, Due 9/13)(3)	5,486,250	5,429,567	5,429,567
		Senior Subordinated Debt (16.8%, Due 3/14)(2)	6,591,375	6,524,347	6,524,347(3)
		Preferred Stock (1,000,000 shares)(4)		1,029,722	849,500
		Common Stock (10,000 shares)(4)		100	—
KTPS Holdings, LLC (Textiles & Leather)	Manufacturer and distributor of specialty pet products	Revolving Line of Credit (5.0%, Due 1/12)(3)	1,000,000	986,840	986,840

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (continued)
December 31, 2008

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

		Senior Secured Term Loan A (5.1%, Due 1/12)(3)	$4,996,875	$4,950,978	$4,951,005
		Senior Secured Term Loan B (12.0%, Due 1/12)(3)	465,000	460,265	460,265
		Junior Secured Term Loan (15.0%, Due 3/12)(2)(3)	4,207,806	4,172,076	4,172,076
		Membership Interest — Class A (730.02 units)(4)		730,020	721,200
		Membership Interest — Common (199,795.08 units)(4)		—	—
Smart, LLC(5) (Diversified/Conglomerate Service)	Provider of tuition management services	Membership Interest — Class B (1,218 units)(4)		1,280,403	311,500
		Membership Interest — Class D (1 unit)(4)		290,333	312,000
Sport Helmets Holdings, LLC(5) (Personal & Nondurable Consumer Products)	Manufacturer of protective headgear	Senior Secured Term Loan A (5.9%, Due 12/13)(3)	4,500,000	4,445,614	4,282,314
		Senior Secured Term Loan B (6.4%, Due 12/13)(3)	7,500,000	7,400,148	7,128,048
		Senior Subordinated Debt — Series A (15.0%, Due 6/14)(2)(3)	7,000,000	6,896,866	6,896,866
		Senior Subordinated Debt — Series B (15.0%, Due 6/14)(2)	1,258,488	1,258,488	1,258,488
		Common Stock (20,000 shares)(4)		2,000,000	1,899,300
Total Affiliate investments (represents 16.0% of total investments at fair value)				$53,129,533	$51,457,082
Non-control/non-affiliate investments:
ADAPCO, Inc. (Ecological)	Distributor of specialty chemicals and contract application services	Senior Secured Term Loan A (11.5%, Due 6/11)(3)	$8,103,125	$8,056,102	$8,056,102
		Common Stock (5,000 shares)(4)		500,000	108,800
Aircraft Fasteners International, LLC (Machinery)	Distributor of fasteners and related hardware for use in aerospace, electronics and defense industries	Senior Secured Term Loan (4.1%, Due 11/12)(3)	5,528,000	5,446,932	5,208,632
		Junior Secured Term Loan (14.0%, Due 5/13)(2)(3)	5,306,249	5,242,761	5,242,761
		Convertible Preferred Stock (32,500 shares)(2)		273,397	503,600
Allied Defense Group, Inc. (Aerospace & Defense)	Diversified defense company	Common Stock (4,000 shares)(4)		463,168	173,600
Arrowhead General Insurance Agency, Inc.(6) (Insurance)	Insurance agency and program specialist	Junior Secured Term Loan (7.7%, Due 2/13)(3)	5,000,000	5,000,000	4,048,200
Aylward Enterprises, LLC(5) (Machinery)	Manufacturer of packaging equipment	Revolving Line of Credit (10.0%, Due 2/12)(3)	3,700,000	3,647,158	3,647,158
		Senior Secured Term Loan A (11.6%, Due 2/12)(3)	8,085,938	7,999,958	3,572,320
		Senior Subordinated Debt (22.0%, Due 8/12)(2)	7,328,591	6,747,301	—

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (continued)
December 31, 2008

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

		Subordinated Member Note (8.0%, Due 2/13)(2)	$151,527	$148,491	$—
		Membership Interest (1,250,000 units)(4)		1,250,000	—
Borga, Inc. (Mining, Steel, Iron & Nonprecious Metals)	Manufacturer of pre-fabricated metal building systems	Revolving Line of Credit (4.9%, Due 5/10)(3)	800,000	793,950	793,950
		Senior Secured Term Loan A (5.4%, Due 5/09)(3)	328,116	325,903	325,903
		Senior Secured Term Loan B (8.4%, Due 5/10)(3)	1,635,341	1,617,095	1,617,095
		Senior Secured Term Loan C (16.0%, Due 5/10)(2)(3)	8,117,266	8,074,916	8,074,916
		Common Stock Warrants (33,750 warrants)(4)		14,805	—
Caleel + Hayden, LLC(5) (Personal & Nondurable Consumer Products)	Provider of proprietary branded professional skincare and cosmetic products to physicians and spa communities	Junior Secured Term Loan B (4.7%, Due 11/11)(3)	10,771,562	10,668,072	10,668,072
		Senior Subordinated Debt (14.5%, Due 11/12)(3)	6,250,000	6,190,008	6,252,608
		Common Stock (7,500 shares)(4)		750,000	862,100
CDW Corporation(6) (Electronics)	Direct marketer of computer and peripheral equipment	Senior Secured Term Loan (6.7%, Due 10/14)	2,000,000	1,780,924	920,000
CS Operating, LLC(5) (Buildings & Real Estate)	Provider of maintenance, repair and replacement of HVAC, electrical, plumbing, and foundation repair	Revolving Line of Credit (6.8%, Due 1/13)(3)	200,000	194,564	194,564
		Senior Secured Term Loan A (6.6%, Due 7/12)(3)	1,855,064	1,832,122	1,832,122
		Senior Subordinated Debt (16.5%, Due 1/13)(2)(3)	2,616,863	2,586,496	2,586,496
Copernicus Group Healthcare, Education & Childcare)	Provider of clinical trial review services	Revolving Line of Credit (8.8%, Due 10/13)(3)	150,000	130,753	130,753
		Senior Secured Term Loan A (9.0%, Due 10/13)(3)	8,043,750	7,917,470	7,917,470
		Senior Subordinated Debt (16.0%, Due 4/14)(3)	12,112,000	11,926,408	11,926,408
		Preferred Stock — Series A (1,000,000 shares)(4)		1,000,000	1,033,000
Copperhead Chemical Company, Inc. Chemicals, Plastics & Rubber)	Manufacturer of bulk pharmaceuticals	Senior Subordinated Debt (21.0%, Due 1/13)(2)(3)	3,693,195	3,664,655	3,664,655
Custom Direct, Inc.(6) Printing & Publishing)	Direct marketer of checks and other financial products and services	Senior Secured Term Loan (4.2%, Due 12/13)(3)	1,847,386	1,603,118	1,330,100
		Junior Secured Term Loan (7.5%, Due 12/14)(3)	2,000,000	2,000,000	880,000
Dover Saddlery, Inc. Retail Stores)	Equestrian products catalog retailer	Common Stock (30,974 shares)(4)		148,200	41,500
Employbridge Holding Company(5)(6) Personal, Food & Miscellaneous Services)	A provider of specialized staffing services	Junior Secured Term Loan (10.4%, Due 10/13)(3)	3,000,000	3,000,000	1,050,000

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (continued)
December 31, 2008

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

EXL Acquisition Corp. Electronics)	Manufacturer of lab testing supplies	Senior Secured Term Loan A (6.6%, Due 3/11)(3)	$3,278,998	$3,258,757	$3,072,159
		Senior Secured Term Loan B (6.9%, Due 3/12)(3)	4,499,911	4,452,650	4,196,539
		Senior Secured Term Loan C (7.4%, Due 3/12)(3)	2,775,439	2,737,602	2,579,563
		Senior Secured Term Loan D (15.0%, Due 3/12)(3)	6,557,997	6,501,063	6,501,063
		Common Stock — Class A (2,475 shares)(4)		2,475	269,000
		Common Stock — Class B (25 shares)(2)		279,222	281,900
Fairchild Industrial Products, Co. (Electronics)	Manufacturer of industrial controls and power transmission products	Senior Secured Term Loan A (5.8%, Due 7/10)(3)	1,690,402	1,678,459	1,652,157
		Senior Secured Term Loan B (7.7%, Due 1/11)(3)	4,477,500	4,448,975	4,379,475
		Senior Subordinated Debt (14.8%, Due 7/11)(3)	5,460,000	5,418,066	5,418,066
		Preferred Stock — Class A (378.4 shares)(2)		353,573	353,573
		Common Stock — Class B (27.5 shares)(4)		121,598	410,000
Hudson Products Holdings, Inc.(6) Mining, Steel, Iron & Nonprecious Metals)	Manufactures and designs air-cooled heat exchanger equipment	Senior Secured Term Loan (8.0%, Due 8/15)(3)	7,481,250	7,265,876	6,433,900
Impact Products, LLC Machinery)	Distributor of janitorial supplies	Junior Secured Term Loan (7.0%, Due 9/12)(3)	8,893,750	8,839,775	8,418,625
		Senior Subordinated Debt (15.0%, Due 9/12)(3)	5,547,993	5,517,791	5,517,791
Keltner Enterprises, LLC(5) Oil & Gas)	Distributor of automotive oils, chemicals and parts	Senior Subordinated Debt (14.0%, Due 12/11)(3)	3,850,000	3,840,677	3,840,677
Label Corp Holdings, Inc.(6) Printing & Publishing)	Manufacturer of prime labels	Senior Secured Term Loan (8.0%, Due 8/14)(3)	6,483,750	6,176,385	5,592,200
L.A. Spas, Inc. Chemicals, Plastics & Rubber)	Manufacturer of above ground spas	Revolving Line of Credit (8.8%, Due 12/09)(3)	1,000,000	990,794	990,794
		Senior Secured Term Loan (8.8%, Due 12/09)(3)	4,165,430	4,092,364	4,092,364
		Senior Subordinated Debt (17.5%, Due 1/10)(2)(3)	8,011,600	7,907,534	599,193
		Common Stock (250,000 shares)(4)		100	—
		Common Stock Warrants (13,828 warrants)(4)		3,963	—
LHC Holdings Corp. Healthcare, Education & Childcare)	Provider of home healthcare services	Senior Secured Term Loan A (4.5%, Due 11/12)(3)	4,100,403	4,057,774	3,927,171
		Senior Subordinated Debt (14.5%, Due 5/13)(3)	4,565,000	4,517,936	4,517,936
		Membership Interest (1,25,000 units)(4)		125,000	159,500

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (continued)
December 31, 2008

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

Mac & Massey Holdings, LLC (Grocery)	Broker and distributor of ingredients to manufacturers of food products	Senior Subordinated Debt (16.5%, Due 2/13)(2)(3)	$7,942,142	$7,913,369	$7,913,369
		Common Stock (250 shares)(4)		242,820	365,200
Northwestern Management Services, LLC Healthcare, Education & Childcare)	Provider of dental services	Senior Secured Term Loan A (4.5%, Due 12/12)(3)	5,580,000	5,531,693	5,531,693
		Senior Secured Term Loan B (5.0%, Due 12/12)(3)	1,237,500	1,226,436	1,226,436
		Junior Secured Term Loan (15.0%, Due 6/13)(2)(3)	2,839,310	2,815,535	2,815,535
		Common Stock (500 shares)(4)		500,000	315,200
Prince Mineral Company, Inc. Metals & Minerals)	Manufacturer of pigments	Junior Secured Term Loan (5.5%, Due 12/12)(3)	11,275,000	11,131,129	10,750,129
		Senior Subordinated Debt (14.0%, Due 7/13)(2)(3)	12,034,071	11,918,351	11,703,780
Quartermaster, Inc. Retail Stores)	Retailer of uniforms and tactical equipment to law enforcement and security professionals	Revolving Line of Credit (6.7%, Due 12/10)(3)	1,750,000	1,731,275	1,731,275
		Senior Secured Term Loan A (6.8%, Due 12/10)(3)	3,225,250	3,197,369	3,197,369
		Senior Secured Term Loan B (8.1%, Due 12/10)(3)	2,543,750	2,526,377	2,526,377
		Senior Secured Term Loan C (15.0%, Due 12/11)(2)(3)	3,399,818	3,375,763	3,375,763
R-O-M Corporation Automobile)	Manufacturer of doors, ramps and bulk heads for fire trucks and food transportation	Senior Secured Term Loan A (3.4%, Due 2/13)(3)	6,640,000	6,582,627	6,266,127
		Senior Secured Term Loan B (4.9%, Due 5/13)(3)	8,379,000	8,290,058	7,890,766
		Senior Subordinated Debt (15.0%, Due 8/13)(3)	9,100,000	9,011,070	9,011,070
Total Non-control/non-affiliate investments (represents 74.6% of total investments at fair value)				$269,577,008	$240,486,620

Total Investments				$365,899,025	$322,370,748

(1)	Affiliate investments are generally defined under the Investment Company Act of 1940, as amended (the “1940 Act”), as companies in which the Company owns at least 5% but not more than 25% of the voting securities of the company. Control investments are generally defined under the 1940 Act as companies in which the Company owns more than 25% of the voting securities of the company or has greater than 50% representation on its board.

(2)	Amount includes payment-in-kind (PIK) interest or dividends.

(3)	Pledged as collateral under the Company’s Amended Securitization Facility. See Note 6 to Consolidated Financial Statements.

(4)	Non-income producing.

(5)	Some of the investments listed are issued by an affiliate of the listed portfolio company.

(6)	Syndicated investment which has been originated by another financial institution and broadly distributed.

See notes to consolidated financial statements

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1.	Description of Business

Description of Business

Patriot Capital Funding, Inc. (the “Company”) is a specialty finance company that provides customized financing solutions to small- to mid-sized companies. The Company typically invests in companies with annual revenues between $10 million and $100 million, and companies which operate in diverse industry sectors. Investments usually take the form of senior secured loans, junior secured loans and subordinated debt investments — which may contain equity or equity-related instruments. The Company also offers “one-stop” financing, which typically includes a revolving credit line, one or more senior secured term loans and a subordinated debt investment.

The Company has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, the Company has also previously elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Note 2.	Going Concern

The accompanying unaudited financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplates continuation of the Company as a going concern. However, on April 3, 2009, a termination event occurred under the Company’s second amended and restated securitization revolving credit facility (the “Amended Securitization Facility”) with an entity affiliated with BMO Capital Markets Corp. and Branch Banking and Trust Company due to the amount of the Company’s advances outstanding under the Amended Securitization Facility exceeding the maximum availability under the Amended Securitization Facility for more than three consecutive business days. The maximum availability under the Amended Securitization Facility is determined by, among other things, the fair market value of all eligible loans serving as collateral under the Amended Securitization Facility. Because the fair market value of certain eligible loans decreased at December 31, 2008, the Company’s advances outstanding under the facility exceeded the maximum availability under the Amended Securitization Facility. This determination was made in connection with the delivery of a borrowing base report to the facility lenders on March 31, 2009, which disclosed that the Company was under-collateralized by approximately $9.8 million. As of such date, the Company had $157.6 million outstanding under the Amended Securitization Facility. On June 30, 2009 and August 7, 2009, $137.4 million and $115.7 million, respectively, were outstanding under the Amended Securitization Facility.

As a result of the occurrence of the termination event under the Amended Securitization Facility, the Company can no longer request additional advances under the Amended Securitization Facility. In addition, the interest rate payable under the Amended Securitization Facility increased from the commercial paper rate plus 1.75% to the prime rate plus 3.75%. Also, the terms of the Amended Securitization Facility require that all principal, interest and fees collected from the debt investments secured by the Amended Securitization Facility must be used to pay down amounts outstanding under the Amended Securitization Facility within 24 months following the date of the termination event. The Amended Securitization Facility also permits the lenders, upon notice to the Company, to accelerate amounts outstanding under the Amended Securitization Facility and exercise other rights and remedies provided by the Amended Securitization Facility, including the right to sell the collateral under the Amended Securitization Facility. As of the date hereof, the Company has not received any such notice from the lenders. At June 30, 2009, the interest rate under the Amended Securitization Facility was 7.0%.

These matters raise substantial doubt about the Company’s ability to continue as a going concern. In view of these matters, realization of certain of the assets in the accompanying balance sheet is dependent upon the

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Company’s ability to meet its financing requirements, raise additional capital, and the success of its future operations. In addition, because substantially all of the Company’s debt investments are secured by the Company’s Amended Securitization Facility, the Company cannot provide any assurance that it will have sufficient cash and liquid assets to fund its operations and dividend distributions to its stockholders. If the Company does not distribute at least a certain percentage of its taxable income annually, it will suffer adverse tax consequences, including possible loss of its status as a RIC. The Company is in discussions with the Amended Securitization Facility lenders to seek relief from certain of the terms of the Amended Securitization Facility, including the requirement under the Amended Securitization Facility that the Company use all principal, interest and fees collected from the debt investments secured by the Amended Securitization Facility to pay down amounts outstanding under the Amended Securitization Facility within 24 months following the date of the termination event. However, based on discussion to date, we are not optimistic that the lenders will agree to provide the Company any relief from any terms of the Amended Securitization Facility. As a result, the Company is also currently evaluating other financing and/or strategic alternatives, including possible sale of the Company, debt or equity financing, disposition of assets, and other strategic transactions. There can be no assurance that the actions presently being taken by the Company with respect to the matters described above will be successful. The financial statements do not include any adjustments that might result from these uncertainties.

Note 3.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements reflect the consolidated accounts of the Company and its special purpose financing subsidiary, Patriot Capital Funding, LLC I (see Note 6. Borrowings), with all significant intercompany balances eliminated. The financial results of the Company’s portfolio investments are not consolidated in the Company’s financial statements.

Interim financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Regulation S-X. Accordingly, certain disclosures accompanying annual consolidated financial statements prepared in accordance with GAAP are omitted. In the opinion of management, all adjustments, consisting solely of normal recurring accruals, considered necessary for the fair presentation of financial statements for the interim periods have been included. The results of operations for the current period are not necessarily indicative of results that ultimately may be achieved for the year. The interim unaudited financial statements and notes thereto should be read in conjunction with the December 31, 2008 financial statements and notes thereto included in the Company’s Form 10-K as filed with the SEC.

Recent Accounting Pronouncements

In March 2008, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” (“SFAS No. 161”). SFAS No. 161 requires specific disclosures regarding the location and amounts of derivative instruments in the Company’s financial statements; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect the Company’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Because SFAS No. 161 impacts the Company’s disclosure and not its accounting treatment for derivative instruments and related hedged items, the Company’s adoption of SFAS No. 161 has not impacted the results of operations or financial condition; however, derivative instruments and hedging activities disclosure has been expanded, as disclosed in Note 12. Hedging Activities.

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (“EPS”). FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented was adjusted retrospectively (including interim financial statements and selected financial data) to conform to the provisions of FSP EITF 03-6-1. Early application was not permitted. On August 14, 2008 and March 3, 2009, the Company’s Board of Directors approved the issuance of 187,500 and 446,250 shares, respectively, of restricted stock to the Company’s executive officers and employees. The Company has determined that these shares of restricted stock are participating securities prior to vesting however for the three and six months ended June 30, 2009, such shares were excluded from the computation of diluted earnings per share because to include them would be anti-dilutive. For the three and six months ended June 30, 2009, such shares were considered in the Company’s EPS computations.

In October 2008, the FASB issued Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“FSP 157-3”). FSP 157-3 provides an illustrative example of how to determine the fair value of a financial asset in an inactive market. FSP 157-3 does not change the fair value measurement principles set forth in SFAS No. 157. Since adopting SFAS 157 in January 2008, the Company’s practices for determining the fair value of the investments in its portfolio have been, and continue to be, consistent with the guidance provided in the example in FSP 157-3. Therefore, the Company’s adoption of FSP 157-3 did not affect its practices for determining the fair value of the investments in its portfolio and did not have a material effect on its financial position or results of operations.

In April 2009, the FASB issued Staff Position No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique and inputs used, the objective for the fair value measurement is unchanged from what it would be if markets were operating at normal activity levels or transactions were orderly; that is, to determine the current exit price. FSP 157-4 sets forth additional factors that should be considered to determine whether there has been a significant decrease in volume and level of activity when compared with normal market activity. The reporting entity shall evaluate the significance and relevance of the factors to determine whether, based on the weight of evidence, there has been a significant decrease in activity and volume. FSP 157-4 indicates that if an entity determines that either the volume or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. FSP 157-4 further notes that a fair value measurement should include a risk adjustment to reflect the amount market participants would demand because of the risk (uncertainty) in the cash flows.

FSP 157-4 also requires a reporting entity to make additional disclosures in interim and annual periods. FSP 157-4 is effective for interim periods ending after June 15, 2009, with early application permitted for periods ending after March 15, 2009. Revisions resulting from a change in valuation techniques or their application are accounted for as a change in accounting estimate. The Company adopted FSP 157-4 as of January 1, 2009. However, since adopting SFAS No. 157 in January 2008, the Company’s practices for determining fair value and for disclosures about the fair value of the investments in its portfolio have been, and continue to be, consistent with the guidance provided in FSP 157-4. Therefore, the Company’s adoption of FSP 157-4 has not had any effect on its financial position or results of operations (See Note 4. Investments).

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events,” (“SFAS No. 165”). SFAS No. 165 is intended to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009 and is required to be adopted prospectively. The Company adopted SFAS No. 165 effective for the quarter ending June 30, 2009.

In June 2009, the FASB issued SFAS No. 168, “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” (“SFAS No. 168”). SFAS No. 168 establishes the FASB Accounting Standards Codification as the source of GAAP to be applied to companies. SFAS 168 explicitly recognizes rules and interpretive releases of the SEC under authority of federal securities laws as authoritative GAAP for SEC registrants. SFAS 168 will become effective for interim or annual periods ending after September 15, 2009.

Interest, Dividends, Fees, and Other Investment Income

Interest and dividend income is recognized as revenue when earned according to the terms of the investment, and when in the opinion of management, it is collectible. Premiums paid and discounts obtained, including discounts in the form of fees, are amortized into interest income over the estimated life of the investment using the interest method. Fees consist principally of loan and arrangement fees, annual administrative fees, unused fees, prepayment fees, amendment fees, equity structuring fees and waiver fees. Equity structuring fees are recognized as earned, which is generally when the investment transaction closes. Other investment income consists principally of the recognition of unamortized deferred financing fees received from portfolio companies on the repayment of their debt investment, the sale of the debt investment or a reduction of available credit under the debt investment.

Federal Income Taxes

The Company has elected to be treated as a RIC under the Code. The Company’s RIC tax year was initially filed on a July 31 basis. On February 11, 2008, the Company was granted permission by the Internal Revenue Service to change its RIC tax year from July 31 to December 31, effective on December 31, 2007. Accordingly, the Company has filed a short period tax return from August 1, 2007 through December 31, 2007, and will file on a calendar year basis for 2008 and thereafter. The Company’s policy has historically been to comply with the requirements of the Code that are applicable to RICs and to distribute substantially all of its taxable income to its stockholders. In light of the matters described in Note 2, it may not be possible for the Company to continue to comply with these requirements. However, the Company intends to take all steps possible to maintain its RIC tax status. Therefore, no federal income tax provision is included in the accompanying financial statements. However, to the extent that the Company is not able to maintain its RIC tax status, it may incur tax liability not currently provided for in the Company’s balance sheet.

The Company adopted Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes at inception on February 15, 2007. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Adoption of FIN 48 was applied to all open taxable years as of the effective date. The adoption of FIN 48 did not have an effect on the financial position or results of operations of the Company as there was no liability for unrecognized tax benefits and no change to the beginning capital of the Company. Management’s determinations regarding FIN 48 may be

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

Dividends Paid

Distributions to stockholders are recorded on the declaration date. The Company is required to pay out to its shareholders at least 90% of its net ordinary income and net realized short-term capital gains in excess of net realized long-term capital losses for each taxable year in order to be eligible for the tax benefits allowed to a RIC under Subchapter M of the Code. Historically it has been the policy of the Company to pay out as a dividend all or substantially all of those amounts. The amount to be paid out as a dividend has traditionally been determined by the Board of Directors each quarter based on the annual estimate of the Company’s taxable income by the management of the Company. At its year-end the Company may pay a bonus distribution, in addition to the other distributions, to ensure that it has paid out at least 90% of its net ordinary taxable income and net realized short-term capital gains in excess of net realized long-term capital losses for the year. The Board of Directors has determined to postpone taking any action with regard to dividends until the matter described in Note 2 is resolved. Through December 31, 2008, the Company has made all required distributions on its 2008 distributable income to satisfy its RIC requirements.

Distributions which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as distributions in excess of net investment income and net realized capital gains, respectively. To the extent that they exceed net investment income and net realized gains for tax purposes, they are reported as distributions of paid-in capital (i.e., return of capital).

Consideration of Subsequent Events.

The Company evaluated events and transactions occurring after June 30, 2009 through August 10, 2009, the date these consolidated interim financial statements were issued, to identify subsequent events which may need to be recognized or non-recognizable events which would need to be disclosed. No recognizable events were identified. See Note 14. Subsequent Events for non-recognizable events or transactions identified for disclosure.

Note 4.	Investments

As described below (see Note 5. Fair Value Measurements), effective January 1, 2008, the Company adopted Statement of Financial Standards No. 157-Fair Value Measurement, (“SFAS No. 157”). At June 30, 2009 and December 31, 2008, investments consisted of the following:

	June 30, 2009		December 31, 2008
	Cost	Fair Value	Cost	Fair Value

Investments in debt securities	$323,087,617	$274,232,910	$344,683,219	$308,079,975
Investments in equity securities	21,293,310	9,696,327	21,215,806	14,290,773

Total	$344,380,927	$283,929,237	$365,899,025	$322,370,748

At June 30, 2009 and December 31, 2008, $109.8 million and $123.5 million, respectively, of the Company’s portfolio investments at fair value were at fixed rates, which represented approximately 39% and 38%, respectively, of the Company’s total portfolio of investments at fair value. The Company generally structures its subordinated debt at fixed rates, while most of its senior secured and junior secured loans are at variable rates determined on the basis of a benchmark LIBOR or prime rate. The Company’s loans generally have stated maturities ranging from 4 to 7.5 years.

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

At June 30, 2009 and December 31, 2008, the Company had equity investments and warrant positions designed to provide the Company with an opportunity for an enhanced internal rate of return. These instruments generally do not produce a current return, but are held for potential investment appreciation and capital gains.

During the three months ended June 30, 2009, the Company realized a loss of $413,000 on investments principally from the sale of one syndicated loan. During the six months ended June 30, 2009, the Company realized a net loss of $12.0 million on investments primarily due to the permanent impairment of loans to one of our portfolio companies. During the three and six months ended June 30, 2008, the Company realized losses of $344,000 and $434,000, respectively, principally from the cancellation of warrants in which the Company had previously recorded unrealized depreciation on the entire warrant balance and the sale of portfolio investments. During the three and six months ended June 30, 2009 the Company recorded unrealized depreciation of $12.8 million and $16.9 million, respectively, and during the three and six months ended June 30, 2008, the Company recorded unrealized depreciation of $3.4 million and $13.2 million, respectively.

The composition of the Company’s investments as of June 30, 2009 and December 31, 2008 at cost and fair value was as follows:

	June 30, 2009				December 31, 2008
	Cost	%(1)	Fair Value	%(1)	Cost	%(1)	Fair Value	%(1)

Senior Secured Debt	$163,009,989	47.3%	$137,712,207	48.5%	$171,889,470	47.0%	$156,638,667	48.6%
Junior Secured Debt	63,930,467	18.6	50,861,771	17.9	64,232,689	17.5	58,076,196	18.0
Subordinated Debt	96,147,161	27.9	85,658,932	30.2	108,561,060	29.7	93,365,112	29.0
Warrants/Equity	21,293,310	6.2	9,696,327	3.4	21,215,806	5.8	14,290,773	4.4

Total	$344,380,927	100.0%	$283,929,237	100.0%	$365,899,025	100.0%	$322,370,748	100.0%

(1)	Represents percentage of total portfolio.

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

The composition of the Company’s investment portfolio by industry sector, using Moody’s Industry Classifications as of June 30, 2009 and December 31, 2008 at cost and fair value was as follows:

	June 30, 2009				December 31, 2008
	Cost	%(1)	Fair Value	%(1)	Cost	%(1)	Fair Value	%(1)

Machinery	$51,631,722	15.0%	$36,171,707	12.7%	$51,384,711	14.0%	$39,527,874	12.3%
Health Care, Education & Childcare	39,025,805	11.3	37,864,405	13.3	39,749,005	10.9	39,501,102	12.2
Personal & Nondurable Consumer Products	38,546,025	11.2	36,274,356	12.8	39,609,196	10.8	39,247,796	12.2
Automobile	30,715,635	8.9	23,050,225	8.1	33,276,374	9.1	26,487,272	8.2
Textiles & Leather	28,954,845	8.4	27,780,125	9.8	29,557,681	8.1	29,368,566	9.1
Electronics	27,233,211	7.9	27,389,835	9.6	31,033,364	8.5	30,033,495	9.3
Printing & Publishing	26,352,526	7.6	11,324,964	4.0	26,302,411	7.2	18,159,998	5.6
Metals & Minerals	23,089,697	6.7	22,746,197	8.0	23,049,480	6.3	22,453,909	7.0
Mining, Steel, Iron & Nonprecious Metals	17,921,135	5.2	11,323,286	4.0	18,092,545	4.9	17,245,764	5.3
Retail Stores	11,579,947	3.4	11,484,713	4.1	10,978,984	3.0	10,872,284	3.4
Housewares & Durable Consumer Products	11,106,570	3.2	7,292,672	2.6	11,005,810	3.0	9,333,052	2.9
Ecological	9,929,859	2.9	9,588,359	3.4	8,556,102	2.3	8,164,902	2.5
Grocery	8,393,329	2.4	8,541,001	3.0	8,156,189	2.2	8,278,569	2.6
Chemicals, Plastic & Rubber	5,360,932	1.6	3,781,610	1.3	16,659,410	4.6	9,347,006	2.9
Insurance	5,012,842	1.5	4,699,639	1.6	5,000,000	1.4	4,048,200	1.3
Buildings & Real Estate	4,492,943	1.3	4,492,943	1.6	4,613,182	1.3	4,613,182	1.4
Personal, Food & Miscellaneous Services	3,000,000	0.9	—	—	3,000,000	0.8	1,050,000	0.3
Diversified/Conglomerate Service	1,570,736	0.5	—	—	1,570,736	0.4	623,500	0.2
Aerospace & Defense	463,168	0.1	123,200	0.1	463,168	0.1	173,600	0.1
Oil & Gas	—	—	—	—	3,840,677	1.1	3,840,677	1.2

Total	$344,380,927	100.0%	$283,929,237	100.0%	$365,899,025	100.0%	$322,370,748	100.0%

(1)	Represents percentage of total portfolio.

As required by the 1940 Act, the Company classifies its investments by level of control. “Control Investments” are defined in the 1940 Act as investments in those companies that the Company is deemed to “Control.” Generally, under the 1940 Act, the Company is deemed to “Control” a company in which it has invested if it owns 25% or more of the voting securities of such company or has greater than 50% representation on its board. “Affiliate Investments” are investments in those companies that are “Affiliated Companies” of the Company, as defined in the 1940 Act. The Company is deemed to be an “Affiliate” of a company in which it has invested if it owns 5% or more but less than 25% of the voting securities of such company. “Non-Control/Non-Affiliate Investments” are those investments that are neither Control Investments nor Affiliate Investments. At June 30, 2009 and December 31, 2008, the Company owned greater than 5% but less than 25% of the voting securities in four investments. At June 30, 2009 and December 31, 2008, the Company owned 25% or more of the voting securities in six and four investments, respectively.

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Note 5.	Fair Value Measurements

The Company accounts for its portfolio investments and interest rate swaps at fair value. As a result, the Company adopted the provisions of SFAS No. 157 in the first quarter of 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS No. 157 defines fair value as the price that would be established to sell an asset or transfer a liability in an orderly transaction between market participants in what would be the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

Assets and liabilities recorded at fair value in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by SFAS No. 157 and directly related to the amount of subjectivity associated with the inputs to determining the fair value of these assets and liabilities, are as follows:

Level 1:  Unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2:  Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data at the measurement date for substantially the full term of the assets or liabilities.

Level 3:  Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The following table presents the financial instruments carried at fair value as of June 30, 2009, by caption on the Consolidated Balance Sheet for each of the three levels of hierarchy established by SFAS No. 157.

		As of June 30, 2009
		Internal Models with	Internal Models
	Quoted Market	Significant	with Significant	Total Fair Value
	Prices in Active	Observable Market	Unobservable Market	Reported in
	Markets	Parameters	Parameters	Consolidated
	(Level 1)	(Level 2)	(Level 3)	Balance Sheet

Investments:
Non-affiliate investments	$176,166	$19,717,166	$192,959,964	$212,853,296
Affiliate investments	—	—	47,373,445	47,373,445
Control investments	—	—	23,702,496	23,702,496
Total investments at fair value	$176,166	$19,717,166	$264,035,905	$283,929,237

Liabilities:
Interest rate swaps(1)	$—	$(2,235,647)	$—	$(2,235,647)

Total liabilities at fair value	$—	$(2,235,647)	$—	$(2,235,647)

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

(1)	Represents interest rate swaps in connection with the Company’s Amended Securitization Facility. The fair value of the interest rate swaps are included in the accounts payable, accrued expenses and other line of the liabilities section of the Consolidated Balance Sheets. On July 9, 2009, the Company terminated all of its interest rate swap agreements and realized a loss of $3.3 million in connection with entering into an agreement, limited consent and amendment to the Company’s Amended Securitization Facility with the Lenders (see Note 14. Subsequent Events).

The following table provides a roll-forward in the changes in fair value from December 31, 2008 to June 30, 2009, for all investments for which the Company determines fair value using unobservable (Level 3) factors. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the fact that the unobservable factors are the most significant to the overall fair value measurement. However, Level 3 financial instruments also typically include, in addition to the unobservable or Level 3 components, observable components (that is, Level 1 and Level 2 components that are actively quoted and can be validated to external sources). Accordingly, the appreciation (depreciation) in the table below includes changes in fair value due in part to observable Level 1 and Level 2 factors that are part of the valuation methodology.

	Fair Value Measurements Using Unobservable Inputs (Level 3)
	Non-affiliate	Affiliate	Control
	Investments	Investments	Investments	Total

Fair Value December 31, 2008	$220,017,120	$51,457,082	$30,427,046	$301,901,248
Total realized losses	—	—	(11,600,764)	(11,600,764)
Change in unrealized depreciation	(6,171,546)	(3,193,648)	(8,719,219)	(18,084,413)
Purchases, issuances, settlements and other, net	(7,983,780)	(889,989	693,603	(8,180,166)
Transfers within Level 3	(12,901,830)	—	12,901,830	—
Transfers in (out) of Level 3	—	—	—	—

Fair value as of June 30, 2009	$192,959,964	$47,373,445	$23,702,496	$264,035,905

(1)	Relates to assets held at June 30, 2009

The Company estimates the fair value of its Level 3 debt investments by first estimating the enterprise value of the portfolio company which issued the debt investment and augments the valuation techniques it uses to estimate the fair value of its debt investments where there is not a readily available market value (Level 3). To estimate the enterprise value of a portfolio company, the Company analyzed various factors, including the portfolio companies historical and projected financial results. Typically, private companies are valued based on multiples of EBITDA (Earning Before Interest, Taxes, Depreciation and Amortization), cash flow, net income, revenues or, in limited instances, book value.

In estimating a multiple to use for valuation purposes, the Company looked to private merger and acquisition statistics, discounted public trading multiples or industry practices. In some cases, the valuation may be based on a combination of valuation methodologies, including but not limited to, multiple based, discounted cash flow and liquidation analysis. If a portfolio company was distressed, a liquidation analysis may have provided the best indication of enterprise value.

The Company uses a bond-yield model to value these investments based on the present value of expected cash flows. The primary inputs into the model are market interest rates for debt with similar characteristics and an adjustment for the portfolio company’s credit risk. The credit risk component of the valuation considers several factors including financial performance, business outlook, debt priority and collateral position. During

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

the three months ended June 30, 2009 and 2008, the Company recorded net unrealized depreciation of $12.7 million and $3.4 million, respectively, on its investments. During the six months ended June 30, 2009 and 2008, the Company recorded net unrealized depreciation of $16.9 million and $13.2 million, respectively, on its investments. For the three and six months ended June 30, 2009, the Company’s net unrealized depreciation consists of the following: approximately $12.9 million and $17.5 million, respectively, of unrealized depreciation resulted from a decline in cash flows of the Company’s portfolio companies; approximately $1.5 million and $0.7 million, respectively, of unrealized depreciation which resulted from changes in market multiples and interest rates; offset by approximately $1.7 million and $1.3 million, respectively, of unrealized appreciation which resulted from quoted market prices on the Company’s syndicated loan portfolio. For the three and six months ended June 30, 2008, the Company’s net unrealized depreciation consists of the following: approximately $0.2 million and $1.4 million, respectively, which resulted from quoted market prices on the Company’s syndicated loan portfolio as a result of disruption in the financial credit markets for broadly syndicated loans; approximately $3.6 million and $7.8 million, respectively, resulted from a decline in cash flows of the Company’s portfolio companies; and approximately $0.5 million of unrealized appreciation and $4.0 million of unrealized depreciation, respectively, which resulted from changes in market multiples and interest rates.

Note 6.	Borrowings

On September 18, 2006, the Company, through a consolidated wholly-owned bankruptcy remote, special purpose subsidiary, entered into an amended and restated securitization revolving credit facility (the “Securitization Facility”) with an entity affiliated with BMO Capital Markets Corp. (formerly known as Harris Nesbitt Corp.). The Securitization Facility allowed the special purpose subsidiary to borrow up to $140 million through the issuance of notes to a multi-seller commercial paper conduit administered by the affiliated entity. The Securitization Facility also required bank liquidity commitments (“Liquidity Facility”) to provide liquidity support to the conduit. The Liquidity Facility was provided by the lender that participated in the Securitization Facility for a period of 364-days and was renewable annually thereafter at the option of the lender. On May 2, 2007, the Company amended its Securitization Facility to lower the interest rate payable on any outstanding borrowings under the Securitization Facility from the commercial paper rate plus 1.35% to the commercial paper rate plus 1.00% during the period of time the Company was permitted to make draws under the Securitization Facility. The amendment also reduced or eliminated certain restrictions pertaining to certain loan covenants. On August 31, 2007, the Company amended its Securitization Facility to increase its borrowing capacity thereunder by $35 million. The amendment also extended the commitment termination date from July 23, 2009 to July 22, 2010 and reduced or eliminated certain restrictions pertaining to certain loan covenants. The Securitization Facility provided for the payment by the Company to the lender of a monthly fee equal to 0.25% per annum on the unused amount of the Securitization Facility.

On April 11, 2008, the Company entered into the Amended Securitization Facility with an entity affiliated with BMO Capital Markets Corp. and Branch Banking and Trust Company (the “Lenders”). The Amended Securitization Facility amended and restated the Securitization Facility to, among other things: (i) increase the borrowing capacity from $175 million to $225 million; (ii) extend the maturity date from July 22, 2010 to April 11, 2011 (unless extended prior to such date for an additional 364-day period with the consent of the lenders thereto); (iii) increase the interest rate payable under the facility from the commercial paper rate plus 1.00% to the commercial paper rate plus 1.75% on up to $175 million of outstanding borrowings and the LIBOR rate plus 1.75% on up to $50 million of outstanding borrowings; and (iv) increase the unused commitment fee from 0.25% per annum to 0.30% per annum.

Similar to the Securitization Facility, the Amended Securitization Facility contains restrictions pertaining to the geographic and industry concentrations of funded loans, maximum size of funded loans, interest rate payment frequency of funded loans, maturity dates of funded loans and minimum equity requirements. These

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

restrictions could have affected the amount of notes the Company’s special purpose subsidiary could issue from time to time. The Amended Securitization Facility also contains certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, violation of which could have resulted in the early termination of the Amended Securitization Facility. The Amended Securitization Facility also requires the maintenance of the Liquidity Facility. The Liquidity Facility was provided by the Lenders that participate in the Securitization Facility for a period of 364-days and was renewable annually thereafter at the option of the lenders. The Liquidity Facility was scheduled to be renewed in April 2009. The Amended Securitization Facility is secured by all of the loans held by the Company’s special purpose subsidiary.

On April 3, 2009 a termination event occurred under the Amended Securitization Facility due to the amount of the Company’s advances outstanding under the facility exceeding the maximum availability under the facility for more than three consecutive business days. The maximum availability under the facility is determined by, among other things, the fair market value of all eligible loans serving as collateral under the facility. Because the fair market value of certain eligible loans decreased at December 31, 2008, the Company’s advances outstanding under the facility exceeded the maximum availability under the facility. This determination was made in connection with the delivery of a borrowing base report to the facility lenders on March 31, 2009. As of such date, the Company had $157.6 million outstanding under the facility. As a result of the occurrence of the termination event under the facility, the Company can no longer make additional advances under the facility. Also, the interest rate payable under the Amended Securitization Facility increased from the commercial paper rate plus 1.75% to the prime rate plus 3.75%. In addition, the terms of the facility require that all principal, interest and fees collected from the debt investments secured by the facility must be used to pay down amounts outstanding under the facility within 24 months following the date of the termination event. The facility also permits the lenders, upon notice to the Company, to accelerate amounts outstanding under the facility and exercise other rights and remedies provided by the facility, including the right to sell the collateral under the facility. The Company has not received any such notice from the lenders.

In connection with the origination and amendment of the Securitization Facility and the Amended Securitization Facility, the Company incurred $2.4 million of fees which are being amortized over the term of the facility.

At June 30, 2009 and December 31, 2008, $137.4 million and $162.6 million, respectively, of borrowings were outstanding under the Amended Securitization Facility. At June 30, 2009, the interest rate under the Amended Securitization Facility was 7.0%. Interest expense for the three and six months ended June 30, 2009 and 2008 consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Interest charges	$2,644,393	$1,733,144	$4,043,615	$3,719,520
Amortization of debt issuance costs	131,729	131,728	263,456	190,632
Unused facility fees	1,248	60,358	56,736	74,601

Total	$2,777,370	$1,925,230	$4,363,807	$3,984,753

Note 7.	Stock Option Plan and Restricted Stock Plan

As of June 30, 2009, 3,644,677 shares of common stock are reserved for issuance upon exercise of options to be granted under the Company’s stock option plan and 2,065,045 shares of the Company’s common stock were reserved for issuance under the Company’s employee restricted stock plan (collectively, the “Plans”). On March 3, 2009, awards of 446,250 shares of restricted stock were granted to the Company’s executive officers with a fair value of $1.27 (the closing price of the common stock at date of grant). The total

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

fair value of $567,000 is being expensed over a four year vesting period. As of June 30, 2009, 3,189,107 options were outstanding, 2,721,457 of which were exercisable and 633,750 shares of restricted stock were outstanding, none of which are vested. The options have a weighted average remaining contractual life of 7.0 years, a weighted average exercise price of $12.43, and an aggregate intrinsic value of $0. The restricted stock vests over four years.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” (“SFAS 123R”). The Company has elected the “modified prospective method” of transition as permitted by SFAS 123R. Under this transition method, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that were outstanding at the date of adoption. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model. For shares granted in February 2008, this model used the following assumptions: annual dividend rate of 11.8%, risk free interest rate of 3.0%, expected volatility of 26%, and the expected life of the options of 6.5 years. The Company calculated its expected term assumption using guidance provided by SEC Staff Accounting Bulletin 107 (“SAB 107”). SAB 107 allows companies to use a simplified expected term calculation in instances where no historical experience exists, provided that the companies meet specific criteria. Expected volatility was based on the Company’s historical volatility.

Assumptions used with respect to future grants may change as the Company’s actual experience may be different. The fair value of options granted in 2008 was approximately $0.47, using the Black-Scholes option pricing model. The Company has adopted the policy of recognizing compensation cost for awards with graded vesting on a straight-line basis over the requisite service period for the entire award. For the three and six months ended June 30, 2009, the Company recorded compensation expense related to stock awards of approximately $220,000 and $421,000, respectively, and for the three and six months ended June 30, 2008, the Company recorded compensation expense related to stock awards of approximately $204,000 and $386,000, respectively, which is included in compensation expense in the consolidated statements of operations. The Company has not historically recorded the tax benefits associated with the expensing of stock options since the Company elected to be treated as a RIC under Subchapter M of the Internal Revenue Code and, as such, the Company is not subject to federal income tax on the portion of taxable income and gains distributed to stockholders, provided that at least 90% of its annual taxable income is distributed. As of June 30, 2009, there was $247,000 of unrecognized compensation cost related to unvested options which is expected to be recognized over 1.7 years. As of June 30, 2009, there was $1.6 million of unrecognized compensation cost related to unvested restricted stock awards which is expected to be recognized over 3.7 years.

Note 8.	Share Data and Common Stock

The following table sets forth a reconciliation of weighted average shares outstanding for computing basic and diluted income (loss) per common share for the three and six months ended June 30, 2009 and 2008.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Weighted average common shares outstanding, basic	20,950,501	20,693,337	20,940,294	20,671,896
Effect of dilutive stock options	—	—	—	—

Weighted average common shares outstanding, diluted	20,950,501	20,693,337	20,940,294	20,671,896

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

The dilutive effect of stock options and restricted stock is computed using the treasury stock method. Options on 3.2 million shares (2009 and 2008), and restricted stock of 633,750 shares (2009), were anti-dilutive and therefore excluded from the computation of diluted loss per share.

In 2005, the Company established a dividend reinvestment plan, and during the three months ended March 31, 2009 and the year ended December 31, 2008, issued 123,000 and 177,000 shares, respectively, in connection with dividends paid. The following table reflects the Company’s dividends paid since March 31, 2008:

Date Declared	Record Date	Payment Date	Amount

October 30, 2008	December 22, 2008	January 15, 2009	$0.25
July 30, 2008	September 12, 2008	October 15, 2008	$0.33
May 2, 2008	June 5, 2008	July 16, 2008	$0.33
February 27, 2008	March 14, 2008	April 16, 2008	$0.33

Note 9.	Commitments and Contingencies

The balance of unused commitments to extend credit was $17.3 million and $23.8 million at June 30, 2009 and December 31, 2008, respectively. Commitments to extend credit consist principally of the unused portions of commitments that obligate the Company to extend credit, such as contingent investment draws, revolving credit arrangements or similar transactions. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the counterparty. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Since April 3, 2009, the date of the termination event under the Amended Securitization Facility, the Company has funded revolver draws under our outstanding commitments. The Company is currently in negotiation with the Lenders to have eligible revolver draws funded by the Lenders going forward. Ineligible revolver draw requests, those requests on loans outside of the Amended Securitization Facility, will not be funded by the Lenders. The Company may not have the ability to fund the ineligible revolver draw requests in the future or eligible revolver draw requests if the Lenders refuse to accommodate the request.

In connection with borrowings under the Amended Securitization Facility, the Company’s special purpose subsidiary was required under certain circumstances to enter into interest rate swap agreements or other interest rate hedging transactions. The Company had agreed to guarantee the payment of certain swap breakage costs that may be payable by the Company’s special purpose subsidiary in connection with any such interest rate swap agreements or other interest rate hedging transactions (see Note 6. Borrowings). On July 9, 2009, the Company terminated all eight interest rate swap agreements, and realized a loss of $3.3 million, in connection with entering into an agreement, limited consent and amendment to the Company’s Amended Securitization Facility with the Lenders (see Note 14. Subsequent Events).

The Company leases its corporate offices and certain equipment under operating leases with terms expiring in 2011. Future minimum lease payments due under operating leases at June 30, 2009 are as follows: $121,000 — remainder of 2009, $247,000 — 2010, $21,000 — 2011. Rent expense was approximately $59,000 and $117,000 for the three and six months ended June 30, 2009, respectively, and was approximately $68,000 and $136,000 for the three and six months ended June 30, 2008, respectively. At June 30, 2009, the Company had an outstanding letter of credit in the amount of $38,000 as security deposit for the lease of the Company’s corporate offices.

Note 10.	Concentrations of Credit Risk

The Company’s portfolio companies are primarily small- to mid-sized companies that operate in a variety of industries.

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

At June 30, 2009 and December 31, 2008, the Company did not have any investment in excess of 10% of the total investment portfolio at fair value. Investment income, consisting of interest, dividends, fees, and other investment income, can fluctuate dramatically upon repayment of an investment or sale of an equity interest. Revenue recognition in any given period can be highly concentrated among several portfolio companies. During the three and six months ended June 30, 2009 and 2008, the Company did not record investment income from any portfolio company in excess of 10% of total investment income.

Note 11.	Income Taxes

Effective August 1, 2005, the Company elected to be treated as a RIC. Accordingly, the Company’s RIC tax year was initially filed on a July 31 basis. On February 11, 2008, the Company was granted permission by the Internal Revenue Service to change its RIC tax year from July 31 to December 31, effective on December 31, 2007. Accordingly, the Company has prepared a short period tax return from August 1, 2007 through December 31, 2007, and will file on a calendar year basis for 2008 and thereafter. The Company’s policy has historically been to comply with the requirements of Subchapter M of the Code that are applicable to RICs and to distribute substantially all of its taxable income to its shareholders. In light of the matters described in Note 2, it may not be possible for the Company to continue to comply with these requirements. However, the Company intends to take all steps possible to maintain its RIC tax status. Therefore, no federal, state or local income tax provision is included in the accompanying financial statements. However, to the extent that the Company is not able to maintain its RIC tax status, it may incur tax liability not currently provided for in the Company’s balance sheet.

Tax loss for the six months ended June 30, 2009 is as follows:

January 1, 2009
to
June 30,
2009

GAAP net investment income	$7,620,000
Tax timing differences of:
Origination fees, net	(794,000)
Permanent impairment on loans	(11,826,000)
Stock compensation expense, original issue discount and depreciation and amortization	1,464,000

Tax loss	$(3,536,000)

Distributable income (loss) differs from GAAP net investment income primarily due to: (1) origination fees received in connection with investments in portfolio companies are treated as taxable income upon receipt; (2) certain stock compensation expense is not currently deductible for tax purposes (3) certain debt investments that generate original issue discount; (4) depreciation and amortization; and (5) permanent impairment on loans. As a result of the tax loss for the six months ended June 30, 2009, the Company did not have any required dividend distributions.

Distributions which exceed tax distributable income (tax net investment income and realized gains, if any) are reported as distributions of paid-in capital (i.e., return of capital). The taxability of the distributions made during 2009 will be determined by the Company’s tax earnings and profits for its tax year ending December 31, 2009.

The tax cost basis of the Company’s investments as of June 30, 2009 approximates the book cost. There were no capital gain distributions in 2009 or 2008.

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

At June 30, 2009, the Company had a net capital loss carryforward of $4.1 million to offset net capital gains, to the extent provided by federal tax law. Of the total capital loss carryforward, $3.2 million will expire in the Company’s tax year ending December 31, 2013, and $900,000 will expire in the Company’s tax year ending December 31, 2015.

Note 12.	Hedging Activities

Since 2006, the Company, through its special purpose subsidiary, entered into eight interest rate swap agreements. As of June 30, 2009, the Company included the $(2.2) million fair value of these interest rate swaps in the accounts payable, accrued expenses and other line of the liabilities section of the Consolidated Balance Sheets. During the three and six months ended June 30, 2009, the Company recorded $679,000 and $862,000, respectively of unrealized appreciation on the fair value on these interest rate swaps in the Consolidated Statement of Operations. The Company did not designate any of its interest rate swaps as hedges for financial accounting purposes. Each month these interest rate swaps are settled for cash.

No new interest rate swap agreements were executed during the six months ended June 30, 2009. On July 9, 2009, the Company terminated all eight interest rate swap agreements, and realized a loss of $3.3 million, in connection with entering into an agreement, limited consent and amendment to the Company’s Amended Securitization Facility with the Lenders (see Note 14. Subsequent Events).

The following table summarizes the Company’s terminated interest rate swaps with Bank of Montreal as the counterparty:

						Three Months
						Ended
						June 30,
						2009
			As of June 30, 2009			Unrealized
	Date				Fair	Appreciation
Date Entered	Expiring	Interest Rate	Notional	Cost	Value	(Depreciation)

03/06	01/11	5.04%	$9,937,058	$—	$(366,499)	$100,123
12/06	02/12	4.84%	3,192,219	—	(283,220)	54,957
08/07	04/12	5.17%	3,938,246	—	(381,891)	86,294
09/07	04/12	4.98%	3,784,074	—	(339,268)	79,834
12/07	01/11	4.28%	485,449	—	(47,511)	4,581
04/08	12/12	3.51%	9,385,926	—	(387,814)	218,434
05/08	09/10	3.32%	664,775	—	(12,718)	6,349
10/08	10/12	3.54%	12,458,127	—	(416,726)	128,316

Total			$43,845,874	$—	$(2,235,647)	$678,888

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Note 13.	Financial Highlights

	For the Six Months Ended June 30,
	2009	2008

Per Share Data:
Net asset value at beginning of period	$8.65	$10.73
Net investment income	.37	.64
Net realized loss on investments	(.57)	(.02)
Net change in unrealized depreciation on investments	(.81)	(.64)
Effect of issuance of common stock	(.04)	—
Distributions from net investment income	—	(.64)
Distributions in excess of net investment income	—	(.02)
Net change in unrealized swap appreciation	.04	.01
Stock based compensation expense	.02	.02

Net asset value at end of period	$7.66	$10.08

Total net asset value return(1)	(11.5)%	0.1%
Per share market value, beginning of period $3.64 $10.09 Per share market value, end of period	$1.71	$6.25
Total market value return(2)	(53.0)%	(31.9)%
Shares outstanding at end of period	20,950,501	20,702,485

Ratios and Supplemental Data:
Net assets at end of period	$160,496,000	$208,622,000
Average net assets	173,572,000	214,404,000
Ratio of operating expenses to average net assets (annualized)	10.3%	8.1%
Ratio of net investment income to average net assets (annualized)	8.8%	12.3%
Average borrowings outstanding	$146,350,000	$146,170,000
Average amount of borrowings per share	$6.99	$7.06

(1)	The total net asset value return (not annualized) reflects the change in net asset value of a share of stock, plus dividends.

(2)	The total market value return (not annualized) reflects the change in the ending market value per share plus dividends, divided by the beginning market value per share.

Note 14.	Subsequent Events

The Company has evaluated subsequent events through August 10, 2009, which is the date the financial statements were available to be issued.

On July 9, 2009, the Company entered into an agreement, limited consent and amendment (the “Agreement, Consent and Amendment”) related to, among other things, the Amended Securitization Facility with the Lenders and other related parties. In connection with the Agreement, Consent and Amendment, the Lenders consented to the sale of the Encore Legal Solutions, Inc. and L.A. Spas, Inc. term loans and equity interests and the Company agreed to terminate all eight outstanding swap agreements and pay the counterparty to such swaps approximately $3.3 million. Payments on the terminated swap liability will be made at the rate of $500,000 per month for 6 months beginning in July 2009 and $251,000 in January 2010. The Lenders agreed that the monthly payment of the swap liability will be paid from the collection of principal, interest

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

and fees collected from the debt investments. In addition, the Company agreed with the Lenders that it will not accept equity securities or other non-cash consideration in forbearance of the exercise of any rights under any of the loans or debt instruments held in the Company’s investment portfolio or the cash interest payments on these investments.

On July 9, 2009, the Company received proceeds of $3.2 million in conjunction with the sale of its junior secured term loans and equity interests in Encore Legal Solutions, Inc. In connection with the sale, the Company realized a loss of approximately $13.4 million. Such proceeds were used to reduce the principal on our outstanding borrowings under the Amended Securitization Facility.

On July 9, 2009, the Company sold its senior and subordinated term loans and equity interests in L.A. Spas, Inc. for a release of future liabilities against the Company relating to its investments in this portfolio company. In connection with the sale, the Company recorded a loss of approximately $1.6 million.

On July 23, 2009, the Company received gross proceeds of $3.8 million in connection with the full repayment of the senior subordinated term loan to Copperhead Chemical Company, Inc. Such proceeds were used to reduce the principal on our outstanding borrowings under the Amended Securitization Facility.

On July 23, 2009, William E. Alvarez, Jr., Executive Vice President, Chief Financial Officer and Secretary of the Company, entered into an amendment to the employment agreement with the Company, dated August 7, 2007. The amendment modifies the definition of “Average Annual Bonus” set forth in Section 8 of the employment agreement for purposes of calculating the lump sum payment Mr. Alvarez would receive if his employment is terminated for any reason except for “cause” (as defined in the employment agreement). The amendment defines “Average Annual Bonus” to include his average bonus for the term of the employment agreement plus the aggregate grant date fair value of restricted stock awarded during the term of the employment agreement.

On July 24, 2009, the Company received gross proceeds of $11.2 million in connection with the full repayment of the senior and subordinated term loans to Fairchild Industrial Products, Co. Such proceeds were used to reduce the principal on our outstanding borrowings under the Amended Securitization Facility.

On July 31, 2009, the Company entered into a severance agreement with Clifford L. Wells, its Executive Vice-President and Chief Compliance Officer. Pursuant to the terms of the severance agreement, if Mr. Wells’s employment is terminated by the Company without cause or by Mr. Wells for good reason within 30 days before or within six months after a change of control transaction that occurs between July 31, 2009 and January 31, 2010, then the Company will pay to Mr. Wells his monthly base salary in monthly installments for six months following his termination of employment.

On August 3, 2009, the Company and Prospect Capital Corporation entered into an Agreement and Plan of Merger, dated as of August 3, 2009 (the “Merger Agreement”), pursuant to which the Company will merge with and into Prospect Capital, with Prospect Capital continuing as the surviving company in the merger (the “Merger”). Subject to the terms and conditions of the Merger Agreement, if the Merger is completed, each issued and outstanding share of the Company’s common stock will be converted into 0.3992 shares of Prospect Capital’s common stock and any fractional shares resulting from the application of the exchange ratio will be paid in cash. The exchange ratio will be adjusted for any dividend the Company may declare prior to the closing of the Merger. If not exercised prior to completion of the Merger, outstanding Company stock options will vest and be cancelled in exchange for the payment in cash to the holder of these stock options of $0.01 per share of the Company’s common stock for which these options are exercisable. Further, in connection with the Merger, each share of the Company’s restricted stock then outstanding will vest all restrictions with respect to such shares of restricted stock will lapse (a) a number of shares of each holder of restricted stock will be cancelled in exchange for the cash value per share of Prospect Capital’s common stock at the time of the consummation of the Merger in an amount estimated to be sufficient to pay applicable taxes in connection

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

with the vesting of such shares or (b) the remaining number of shares of restricted stock will be converted in the Merger into shares of Prospect Capital’s common stock on the same terms as all other shares of the Company’s common stock. In connection with the completion of the Merger, Prospect Capital will pay off the outstanding principal and accrued interest and up to $1.35 million of related fees and expenses due under the Company’s securitization revolving credit facility. As of the date of the Merger Agreement, there was approximately $115.7 million outstanding under the facility. Further, as a condition to Prospect agreeing to execute the Merger Agreement, the Company agreed to reverse, immediately prior to the Merger, the $11.8 million federal income tax ordinary loss deduction that it previously disclosed it would incur with respect to its investments in L.A. Spas, Inc. As a result, the Company estimates that distributable income for RIC purposes at June 30, 2009 would have been $8.3 million. Immediately prior to the merger, the Company expects to declare a dividend in the amount of its cumulative distributable income for RIC purposes, which will be payable 10% in cash and 90% common stock.

Consummation of the Merger, which is currently anticipated to occur in the earlier part of the fourth quarter of 2009, is subject to certain conditions, including, among others, the approval of the Company’s stockholders, accuracy of the representations and warranties of the other party and compliance by the other party with its obligations under the Merger Agreement.

The Merger Agreement also contains certain termination rights for the Company and Prospect Capital, as the case may be, including: if the Merger has not been completed by December 15, 2009; if there is a breach by the other party that is not or cannot be cured within 30 days’ notice of such breach and such breach would result in a failure of the conditions to closing set forth in the Merger Agreement; if the Board of Directors of the Company fails to recommend the Merger to its stockholders; if Patriot Capital Funding breaches its obligations in any material respect regarding any alternative business combination proposals; or if Patriot Capital Funding stockholders have voted to not approve the Merger. In addition, the Merger Agreement provides that, in connection with the termination of the Merger Agreement under specified circumstances, the Company may be required to pay Prospect Capital a termination fee equal to $3.2 million or to reimburse certain expenses and make certain other payments.

On August 4, 2009, Bruce Belodoff filed a class action lawsuit against the Company, its directors and certain of its officers in the Superior Court of the State of Connecticut. The lawsuit alleges that the proposed merger between the Company and Prospect Capital is the product of a flawed sales process and that the Company’s directors and officers breached their fiduciary duty by agreeing to a structure that was not designed to maximize the value of the Company’s shares. In addition, the lawsuit asserts that the Company aided and abetted its officers’ and directors’ breach of fiduciary duty.

On August 5, 2009, Brian Killion filed a class action lawsuit against the Company, its directors and certain of its officers in the Superior Court of the State of Connecticut. The lawsuit alleges that the consideration to be paid in the proposed merger between the Company and Prospect Capital is unfair and is the result of an unfair process. The lawsuit further alleges that the Company’s directors and officers breached their fiduciary duty by agreeing to a structure that is designed to deter higher offers from other bidders and for failing to obtain the highest and best price for the Company’s stockholders. In addition, the lawsuit asserts that the Company and Prospect Capital aided and abetted the Company’s officers’ and directors’ breach of fiduciary duty.

At this time, the Company is unable to determine whether an unfavorable outcome from this matter is probable or remote or to estimate the amount or range of potential loss, if any. However, the Company believes that these claims are without merit and intends to vigorously defend against them.

Report of Independent Registered Public Accounting Firm

To be Filed by amendment

Report of Independent Registered Public Accounting Firm

To be Filed by amendment

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007

ASSETS
Investments at fair value:
Non-control/non-affiliate investments (cost of $269,577,008 — 2008, $294,686,727 — 2007)	$240,486,620	$290,225,759
Affiliate investments (cost of $53,129,533 — 2008, $86,577,905 — 2007)	51,457,082	85,171,605
Control investments (cost of $43,192,484 — 2008, $6,980,389 — 2007)	30,427,046	9,328,389

Total investments	322,370,748	384,725,753
Cash and cash equivalents	6,449,454	789,451
Restricted cash	22,155,073	10,487,202
Interest receivable	1,390,285	1,758,954
Other assets	1,897,086	617,448

Total Assets	$354,262,646	$398,378,808

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Borrowings	$162,600,000	$164,900,000
Interest payable	514,125	821,124
Dividends payable	5,253,709	6,814,650
Accounts payable, accrued expenses and other	5,777,642	4,245,350

Total Liabilities	174,145,476	176,781,124

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value, 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value, 49,000,000 shares authorized; 20,827,334 and 20,650,455 shares issued and outstanding at December 31, 2008 and 2007, respectively	208,274	206,504
Paid-in-capital	234,385,063	233,722,593
Accumulated net investment loss	(1,912,061)	(1,912,061)
Distributions in excess of net investment income	(1,758,877)	(2,824,651)
Net realized loss on investments	(4,053,953)	(3,171,365)
Net unrealized depreciation on interest rate swaps	(3,097,384)	(762,365)
Net unrealized depreciation on investments	(43,653,892)	(3,660,971)

Total Stockholders’ Equity	180,117,170	221,597,684

Total Liabilities and Stockholders’ Equity	$354,262,646	$398,378,808

Net Asset Value Per Common Share	$8.65	$10.73

See notes to consolidated financial statements

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Investment Income
Interest and dividends:
Non-control/non-affiliate investments	$29,261,759	$31,729,397	$25,011,993
Affiliate investments	8,504,451	4,947,294	375,716
Control investments	2,373,877	470,584	—

Total interest and dividend income	40,140,087	37,147,275	25,387,709

Fees:
Non-control/non-affiliate investments	809,113	1,080,929	260,289
Affiliate investments	432,435	93,419	9,887
Control investments	168,065	106,013	—

Total fee income	1,409,613	1,280,361	270,176

Other investment income:
Non-control/non-affiliate investments	300,076	534,901	848,449
Affiliate investments	307,245	—	—
Control investments	142,383	—	—

Total other investment income	749,704	534,901	848,449

Total Investment Income	42,299,404	38,962,537	26,506,334

Expenses
Compensation expense	3,973,030	5,410,075	3,877,525
Interest expense	8,158,473	7,421,596	4,332,582
Professional fees	1,635,519	887,021	1,045,613
General and administrative expense	2,807,113	2,498,724	2,229,970

Total Expenses	16,574,135	16,217,416	11,485,690

Net Investment Income	25,725,269	22,745,121	15,020,644

Net Realized Gain and (Loss) and Net Unrealized Appreciation (Depreciation)
Net realized gain (loss) on investments — non-control/non-affiliate investments	(990,993)	91,601	(3,262,966)
Net realized gain on investments — affiliate investments	458,405	—	—
Net realized loss on investments — control investments	(350,000)	—	—
Net unrealized appreciation (depreciation) on investments — non-control/non-affiliate investments	(22,894,683)	(4,620,406)	3,858,931
Net unrealized depreciation on investments — affiliate investments	(9,613,047)	(1,365,300)	(41,000)
Net unrealized appreciation (depreciation) on investments — control investments	(7,485,191)	2,348,000)	—
Net unrealized appreciation (depreciation) on interest rate swaps	(2,335,019)	(775,326)	12,961

Net Realized Gain (Loss) and Net Unrealized Appreciation (Depreciation)	(43,210,528)	(4,321,431)	567,926

Net Income (Loss)	$(17,485,259)	$18,423,690	$15,588,570

Income (loss) per share, basic	$(0.84)	$0.99	$1.10

Income (loss) per share, diluted	$(0.84)	$0.98	$1.10

Weighted average shares outstanding, basic	20,713,540	18,670,904	14,145,200

Weighted average shares outstanding, diluted	20,713,540	18,830,213	14,237,952

See notes to consolidated financial statements

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Cash Flows from Operating Activities:
Net income (loss)	$(17,485,259)	$18,423,690	$15,588,570
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	606,606	411,860	456,289
Change in interest receivable	368,669	462,046	(1,353,525)
Net realized loss (gain) on sale of investments	882,588	(91,601	3,262,966
Unrealized depreciation (appreciation) on investments	39,992,921	3,637,706	(3,817,931)
Unrealized depreciation (appreciation) on interest rate swaps	2,335,019	775,326	(12,961)
Payment-in-kind interest and dividends	(5,452,124)	(3,928,159)	(2,424,927)
Stock based compensation expense	757,783	675,822	505,785
Change in unearned income	(129,458)	986,413	152,200
Change in interest payable	(306,999)	297,415	463,375
Change in other assets	(86,612)	93,868	(9,663)
Change in accounts payable, accrued expenses and other	(1,565,092)	1,076,142	1,024,721

Net cash provided by operating activities	19,918,042	22,820,528	13,834,899

Cash Flows from Investing Activities:
Funded investments	(82,342,723)	(200,316,250)	(157,951,595)
Principal repayments on investments	95,018,988	67,332,023	37,627,269
Proceeds from sale of investments	14,384,813	5,466,351	3,642,634
Purchases of furniture and equipment	(6,295)	(47,832)	(269,436)

Net cash provided by (used for) investing activities	27,054,783	(127,565,708)	(116,951,128)

Cash Flows from Financing Activities:
Borrowings	110,204,117	188,177,000	353,580,000
Repayments on borrowings	(112,504,117)	(121,657,000)	(276,850,000)
Deferred offering costs	—	—	(159,620)
Net proceeds from sale of common stock	(23,585)	60,517,044	36,652,098
Dividends paid	(26,290,394)	(20,217,670)	(10,885,371)
Decrease (increase) in restricted cash	(11,667,871)	(5,373,396)	2,692,522
Deferred financing costs	(1,030,972)	(122,990)	(73,598)

Net cash provided by (used for) financing activities	(41,312,822)	101,322,988	104,956,031

Net Increase (Decrease) in Cash and Cash Equivalents	5,660,003	(3,422,192)	1,839,802
Cash and Cash Equivalents At:
Beginning of year	789,451	4,211,643	2,371,841

End of year	$6,449,454	$789,451	$4,211,643

Supplemental information:
Interest paid	$8,465,472	$7,124,181	$3,869,208

Non-cash investing activities:
Conversion of debt to equity	$5,734,567	$—	$—

Non-cash financing activities:
Dividends reinvested in common stock	$1,065,246	$2,212,996	$1,054,090
Dividends declared but not paid	$5,253,709	$6,814,650	$4,904,818

See notes to consolidated financial statements

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Operations:
Net investment income	$25,725,269	$22,745,121	$15,020,644
Net realized gain (loss) on investments	(882,588)	91,601	(3,262,966)
Net unrealized appreciation (depreciation) on investments	(39,992,921)	(3,637,706)	3,817,931
Net unrealized appreciation (depreciation) on interest rate swaps	(2,335,019)	(775,326)	12,961

Net increase (decrease) in net assets from operations	(17,485,259)	18,423,690	15,588,570

Shareholder Transactions:
Distributions to stockholders from net investment income	(25,725,269)	(22,745,121)	(15,020,644)
Tax return of capital	(1,135,204)	(1,592,314)	(2,484,892)
Distributions in excess of net investment income	1,065,774	(3,063)	661,257

Net decrease in net assets from shareholder distributions	(25,794,699)	(24,340,498)	(16,844,279)

Capital Share Transactions:
Issuance of common stock	(23,585)	60,517,045	36,652,098
Issuance of common stock under dividend reinvestment plan	1,065,246	2,212,996	1,054,090
Stock based compensation	757,783	675,822	505,785

Net increase in net assets from capital share transactions	1,799,444	63,405,863	38,211,973

Total increase (decrease) in net assets	(41,480,514)	57,489,055	36,956,264
Net assets at beginning of period	221,597,684	164,108,629	127,152,365
Net assets at end of period	$180,117,170	$221,597,684	$164,108,629

Net asset value per common share	$8.65	$10.73	$10.37

Common shares outstanding at end of period	20,827,334	20,650,455	15,821,994

See notes to consolidated financial statements

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2008

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

Control investments:
Encore Legal Solutions, Inc. (Printing & Publishing)	Legal document management services	Junior Secured Term Loan A (6.2%, Due 12/10)(2)(3)	$4,020,456	$4,007,366	$3,537,910
		Junior Secured Term Loan B (9.2%, Due 12/10)(2)(3)	7,390,687	7,355,975	6,492,888
		Common Stock(4)		5,159,567	326,900
Fischbein, LLC (Machinery)	Designer and manufacturer of packaging equipment	Senior Subordinated Debt (16.5%, Due 5/13)(2)(3)	3,492,760	3,471,147	3,540,987
		Membership Interest — Class A(4)		2,800,000	3,876,000
Nupla Corporation (Home & Office Furnishings, Housewares & Durable Consumer Products)	Manufacturer and marketer of professional high-grade fiberglass- handled striking and digging tools	Revolving Line of Credit (7.3%, Due 9/12)(3)	870,000	856,425	856,425
		Senior Secured Term Loan A (8.0%, Due 9/12)(3)	5,354,688	5,315,741	5,166,852
		Senior Subordinated Debt (15.0%, Due 3/13)(2)(3)	3,123,084	3,102,059	2,192,375
		Preferred Stock — Class A(2)		550,584	15,900
		Preferred Stock — Class B(2)		1,101,001	1,101,500
		Common Stock(4)		80,000	—
Sidump’r Trailer Company, Inc. (Automobile)	Manufacturer of side dump trailers	Revolving Line of Credit (7.3%, Due 1/11)(3)	950,000	934,432	934,432
		Senior Secured Term Loan A (7.3%, Due 1/11)(3)	2,047,500	2,036,677	2,036,677
		Senior Secured Term Loan B (8.8%, Due 1/11)(3)	2,320,625	2,301,926	—
		Senior Secured Term Loan C (16.5%, Due 7/11)(2)(3)	2,406,374	2,253,829	—
		Senior Secured Term Loan D (7.3%, Due 7/11)	1,700,000	1,700,000	348,200
		Preferred Stock(2)		165,730	—
		Common Stock(4)		25	—
Total Control investments (represents 9.4% of total investments at fair value)				$43,192,484	$30,427,046
Affiliate investments:
Boxercraft Incorporated (Textiles & Leather)	Supplier of spiritwear and campus apparel	Senior Secured Term Loan A (8.0%, Due 9/13)(3)	$5,328,125	$5,273,766	$5,273,766
		Senior Secured Term Loan B (8.5%, Due 9/13)(3)	5,486,250	5,429,567	5,429,567
		Senior Subordinated Debt (16.8%, Due 3/14)(2)(3)	6,591,375	6,524,347	6,524,347
		Preferred Stock(4)		1,029,722	849,500
		Common Stock(4)		100	—
KTPS Holdings, LLC (Textiles & Leather)	Manufacturer and distributor of specialty pet products	Revolving Line of Credit (5.0%, Due 1/12)(3)	1,000,000	986,840	986,840
		Senior Secured Term Loan A (5.1%, Due 1/12)(3)	4,996,875	4,950,978	4,951,005
		Senior Secured Term Loan B (12.0%, Due 1/12)(3)	465,000	460,265	460,265
		Junior Secured Term Loan (15.0%, Due 3/12)(2)(3)	4,207,806	4,172,076	4,172,076
		Membership Interest — Class A(4)		730,020	721,200

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
December 31, 2008

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

		Membership Interest — Common(4)		$—	$—
Smart, LLC(5) (Diversified/Conglomerate Service)	Provider of tuition management services	Membership Interest — Class B(4)		1,280,403	311,500
		Membership Interest — Class D(4)		290,333	312,000
Sport Helmets Holdings, LLC(5) (Personal & Nondurable Consumer Products)	Manufacturer of protective headgear	Senior Secured Term Loan A (5.9%, Due 12/13)(3)	$4,500,000	4,445,614	4,282,314
		Senior Secured Term Loan B (6.4%, Due 12/13)(3)	7,500,000	7,400,148	7,128,048
		Senior Subordinated Debt - Series A (15.0%, Due 6/14)(2)(3)	7,000,000	6,896,866	6,896,866
		Senior Subordinated Debt - Series B (15.0%, Due 6/14)(2)	1,258,488	1,258,488	1,258,488
		Common Stock(4)		2,000,000	1,899,300
Total Affiliate investments (represents 16.0% of total investments at fair value)				$53,129,533	$51,457,082
Non-control/non-affiliate investments:
ADAPCO, Inc. (Ecological)	Distributor of specialty chemicals and contract application services	Senior Secured Term Loan A (11.5%, Due 6/11)(3)	$8,103,125	$8,056,102	$8,056,102
		Common Stock(4)		500,000	108,800
Aircraft Fasteners International, LLC (Machinery)	Distributor of fasteners and related hardware for use in aerospace, electronics and defense industries	Senior Secured Term Loan (4.1%, Due 11/12)(3)	5,528,000	5,446,932	5,208,632
		Junior Secured Term Loan (14.0%, Due 5/13)(2)(3)	5,306,249	5,242,761	5,242,761
		Convertible Preferred Stock(2)		273,397	503,600
Allied Defense Group, Inc. (Aerospace & Defense)	Diversified defense company	Common Stock(4)		463,168	173,600
Arrowhead General Insurance Agency, Inc.(6) (Insurance)	Insurance agency and program specialist	Junior Secured Term Loan (7.7%, Due 2/13)(3)	5,000,000	5,000,000	4,048,200
Aylward Enterprises, LLC(5) (Machinery)	Manufacturer of packaging equipment	Revolving Line of Credit (10.0%, Due 2/12)(3)	3,700,000	3,647,158	3,647,158
		Senior Secured Term Loan A (11.6%, Due 2/12)(3)	8,085,938	7,999,958	3,572,320
		Senior Subordinated Debt (22.0%, Due 8/12)(2)	7,328,591	6,747,301	—
		Subordinated Member Note (8.0%, Due 2/13)(2)	151,527	148,491	—
		Membership Interest(4)		1,250,000	—
Borga, Inc. (Mining, Steel, Iron & Nonprecious Metals)	Manufacturer of pre-fabricated metal building systems	Revolving Line of Credit (4.9%, Due 5/10)(3)	800,000	793,950	793,950
		Senior Secured Term Loan A (5.4%, Due 5/09)(3)	328,116	325,903	325,903
		Senior Secured Term Loan B (8.4%, Due 5/10)(3)	1,635,341	1,617,095	1,617,095
		Senior Secured Term Loan C (16.0%, Due 5/10)(2)(3)	8,117,266	8,074,916	8,074,916

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
December 31, 2008

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

		Common Stock Warrants(4)		$14,805	$—
Caleel + Hayden, LLC(5) (Personal & Nondurable Consumer Products)	Provider of proprietary branded professional skincare and cosmetic products to physicians and spa communities	Junior Secured Term Loan B (4.7%, Due 11/11)(3)	$10,771,562	10,668,072	10,668,072
		Senior Subordinated Debt (14.5%, Due 11/12)(3)	6,250,000	6,190,008	6,252,608
		Common Stock(4)		750,000	862,100
CDW Corporation(6) (Electronics)	Direct marketer of computer and peripheral equipment	Senior Secured Term Loan (6.7%, Due 10/14)	2,000,000	1,780,924	920,000
CS Operating, LLC(5) (Buildings & Real Estate)	Provider of maintenance, repair and replacement of HVAC, electrical, plumbing, and foundation repair	Revolving Line of Credit (6.8%, Due 1/13)(3)	200,000	194,564	194,564
		Senior Secured Term Loan A (6.6%, Due 7/12)(3)	1,855,064	1,832,122	1,832,122
		Senior Subordinated Debt (16.5%, Due 1/13)(2)(3)	2,616,863	2,586,496	2,586,496
Copernicus Group (Healthcare, Education & Childcare)	Provider of clinical trial review services	Revolving Line of Credit (8.8%, Due 10/13)(3)	150,000	130,753	130,753
		Senior Secured Term Loan A (9.0%, Due 10/13)(3)	8,043,750	7,917,470	7,917,470
		Senior Subordinated Debt (16.0%, Due 4/14)(3)	12,112,000	11,926,408	11,926,408
		Preferred Stock — Series A		1,000,000	1,033,000
Copperhead Chemical Company, Inc. (Chemicals, Plastics & Rubber)	Manufacturer of bulk pharmaceuticals	Senior Subordinated Debt (21.0%, Due 1/13)(2)(3)	3,693,195	3,664,655	3,664,655
Custom Direct, Inc.(6) (Printing & Publishing)	Direct marketer of checks and other financial products and services	Senior Secured Term Loan (4.2%, Due 12/13)(3)	1,847,386	1,603,118	1,330,100
		Junior Secured Term Loan (7.5%, Due 12/14)(3)	2,000,000	2,000,000	880,000
Dover Saddlery, Inc. (Retail Stores)	Equestrian products catalog retailer	Common Stock(4)		148,200	41,500
Employbridge Holding Company(5)(6) (Personal, Food & Miscellaneous Services)	A provider of specialized staffing services	Junior Secured Term Loan (10.4%, Due 10/13)(3)	3,000,000	3,000,000	1,050,000
EXL Acquisition Corp. (Electronics)	Manufacturer of lab testing supplies	Senior Secured Term Loan A (6.6%, Due 3/11)(3)	3,278,998	3,258,757	3,072,159
		Senior Secured Term Loan B (6.9%, Due 3/12)(3)	4,499,911	4,452,650	4,196,539
		Senior Secured Term Loan C (7.4%, Due 3/12)(3)	2,775,439	2,737,602	2,579,563
		Senior Secured Term Loan D (15.0%, Due 3/12)(3)	6,557,997	6,501,063	6,501,063
		Common Stock — Class A(4)		2,475	269,000
		Common Stock — Class B(2)		279,222	281,900
Fairchild Industrial Products, Co. (Electronics)	Manufacturer of industrial controls and power transmission products	Senior Secured Term Loan A (5.8%, Due 7/10)(3)	1,690,402	1,678,459	1,652,157

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
December 31, 2008

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

		Senior Secured Term Loan B (7.7%, Due 1/11)(3)	$4,477,500	$4,448,975	$4,379,475
		Senior Subordinated Debt (14.8%, Due 7/11)(3)	5,460,000	5,418,066	5,418,066
		Preferred Stock — Class A(2)		353,573	353,573
		Common Stock — Class B(4)		121,598	410,000
Hudson Products Holdings, Inc.(6) (Mining, Steel, Iron & Nonprecious Metals)	Manufactures and designs air-cooled heat exchanger equipment	Senior Secured Term Loan (8.0%, Due 8/15)(3)	7,481,250	7,265,876	6,433,900
Impact Products, LLC (Machinery)	Distributor of janitorial supplies	Junior Secured Term Loan (7.0%, Due 9/12)(3)	8,893,750	8,839,775	8,418,625
		Senior Subordinated Debt (15.0%, Due 9/12)(3)	5,547,993	5,517,791	5,517,791
Keltner Enterprises, LLC(5) (Oil & Gas)	Distributor of automotive oils, chemicals and parts	Senior Subordinated Debt (14.0%, Due 12/11)(3)	3,850,000	3,840,677	3,840,677
Label Corp Holdings, Inc.(6) (Printing & Publishing)	Manufacturer of prime labels	Senior Secured Term Loan (8.0%, Due 8/14)(3)	6,483,750	6,176,385	5,592,200
L.A. Spas, Inc. (Chemicals, Plastics & Rubber)	Manufacturer of above ground spas	Revolving Line of Credit (8.8%, Due 12/09)(3)	1,000,000	990,794	990,794
		Senior Secured Term Loan (8.8%, Due 12/09)(3)	4,165,430	4,092,364	4,092,364
		Senior Subordinated Debt (17.5%, Due 1/10)(2)(3)	8,011,600	7,907,534	599,193
		Common Stock(4)		100	—
		Common Stock Warrants(4)		3,963	—
LHC Holdings Corp. (Healthcare,Education & Childcare)	Provider of home healthcare services	Senior Secured Term Loan A (4.5%, Due 11/12)(3)	4,100,403	4,057,774	3,927,171
		Senior Subordinated Debt (14.5%, Due 5/13)(3)	4,565,000	4,517,936	4,517,936
		Membership Interest(4)		125,000	159,500
Mac & Massey Holdings, LLC (Grocery)	Broker and distributor of ingredients to manufacturers of food products	Senior Subordinated Debt (16.5%, Due 2/13)(2)(3)	7,942,142	7,913,369	7,913,369
		Common Stock(4)		242,820	365,200
Northwestern Management Services, LLC (Healthcare, Education & Childcare)	Provider of dental services	Senior Secured Term Loan A (4.5%, Due 12/12)(3)	5,580,000	5,531,693	5,531,693
		Senior Secured Term Loan B (5.0%, Due 12/12)(3)	1,237,500	1,226,436	1,226,436
		Junior Secured Term Loan (15.0%, Due 6/13)(2)(3)	2,839,310	2,815,535	2,815,535
		Common Stock(4)		500,000	315,200
Prince Mineral Company, Inc. (Metals & Minerals)	Manufacturer of pigments	Junior Secured Term Loan (5.5%, Due 12/12)(3)	11,275,000	11,131,129	10,750,129
		Senior Subordinated Debt (14.0%, Due 7/13)(2)(3)	12,034,071	11,918,351	11,703,780
Quartermaster, Inc. (Retail Stores)	Retailer of uniforms and tactical equipment to law enforcement and security professionals	Revolving Line of Credit (6.7%, Due 12/10)(3)	1,750,000	1,731,275	1,731,275

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
December 31, 2008

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

		Senior Secured Term Loan A (6.8%, Due 12/10)(3)	$3,225,250	$3,197,369	$3,197,369
		Senior Secured Term Loan B (8.1%, Due 12/10)(3)	2,543,750	2,526,377	2,526,377
		Senior Secured Term Loan C (15.0%, Due 12/11)(2)(3)	3,399,818	3,375,763	3,375,763
R-O-M Corporation (Automobile)	Manufacturer of doors, ramps and bulk heads for fire trucks and food transportation	Senior Secured Term Loan A (3.4%, Due 2/13)(3)	6,640,000	6,582,627	6,266,127
		Senior Secured Term Loan B (4.9%, Due 5/13)(3)	8,379,000	8,290,058	7,890,766
		Senior Subordinated Debt (15.0%, Due 8/13)(3)	9,100,000	9,011,070	9,011,070
Total Non-control/non-affiliate investments (represents 74.6% of total investments at fair value)				$269,577,008	$240,486,620

Total Investments				$365,899,025	$322,370,748

(1)	Affiliate investments are generally defined under the Investment Company Act of 1940, as amended (the “1940 Act”), as companies in which the Company owns at least 5% but not more than 25% of the voting securities of the company. Control investments are generally defined under the 1940 Act as companies in which the Company owns more than 25% of the voting securities of the company or has greater than 50% representation on its board.

(2)	Amount includes payment-in-kind (PIK) interest or dividends.

(3)	Pledged as collateral under the Company’s Securitization Facility. See Note 6 to Consolidated Financial Statements.

(4)	Non-income producing.

(5)	Some of the investments listed are issued by an affiliate of the listed portfolio company.

(6)	Syndicated investment which has been originated by another financial institution and broadly distributed.

See notes to consolidated financial statements

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2007

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

Control investments:
Fischbein, LLC (Machinery)	Designer and manufacturer of packaging equipment	Senior Subordinated Debt (16.5%, Due 5/13)(2)(3)	$4,211,988	$4,180,389	$4,180,389
		Membership Interest — Class A(4)		2,800,000	5,148,000
Total Control investments (represents 2.4% of total investments at fair value)				$6,980,389	$9,328,389
Affiliate investments:
Aylward Enterprises, LLC(5) (Machinery)	Manufacturer of packaging equipment	Revolving Line of Credit (8.7%, Due 2/12)(3)	$3,700,000	$3,630,012	$3,630,012
		Senior Secured Term Loan A (9.5%, Due 2/12)(3)	8,292,188	8,162,724	8,162,724
		Senior Subordinated Debt (14.5%, Due 8/12)(2)	6,424,702	6,335,464	6,335,464
		Membership Interest(4)		1,250,000	—
KTPS Holdings, LLC (Textiles & Leather)	Manufacturer and distributor of specialty pet products	Revolving Line of Credit (8.2%, Due 1/12)(3)	300,000	282,562	282,562
		Senior Secured Term Loan A (8.4%, Due 1/12)(3)	6,012,500	5,941,886	5,941,886
		Senior Secured Term Loan B (12.0%, Due 1/12)(3)	1,985,000	1,960,952	1,960,952
		Junior Secured Term Loan (15.0%, Due 3/12)(2)(3)	4,081,878	4,035,122	4,035,122
		Membership Interest — Class A(4)		730,020	769,000
		Membership Interest — Common(4)		19,980	87,900
Nupla Corporation (Home & Office Furnishings, Housewares & Durable Consumer Products)	Manufacturer and marketer of professional high-grade fiberglass- handled striking and digging tools	Revolving Line of Credit (9.5%, Due 9/12)(3)	550,000	532,725	532,725
		Senior Secured Term Loan A (8.8%, Due 9/12)(3)	5,678,125	5,628,411	5,628,411
		Senior Subordinated Debt (14.0%, Due 3/13)(2)	3,019,688	2,993,614	2,993,614
		Preferred Stock(2)		493,427	493,427
		Common Stock(4)		25,000	38,300
Smart, LLC(5) (Diversified/Conglomerate Service)	Provider of tuition management services	Revolving Line of Credit (12.3%, Due 8/11)(3)	870,000	822,799	822,799
		Senior Secured Term Loan A (12.3%, Due 8/11)(3)	3,862,500	3,817,733	3,817,733
		Senior Secured Term Loan B (19.0%, Due 2/12)(2)(3)	3,668,965	3,626,308	3,626,308
		Convertible Subordinated Note (22.0%, Due 8/12)	250,000	250,000	250,000
		Membership Interest — Class B(4)		1,000,000	729,100
Sport Helmets Holdings, LLC(5) (Personal & Nondurable Consumer Products)	Manufacturer of protective headgear	Senior Secured Term Loan A (9.0%, Due 12/13)	4,500,000	4,431,440	4,431,440
		Senior Secured Term Loan B (9.5%, Due 12/13)	7,500,000	7,385,336	7,385,336
		Senior Subordinated Debt (15.0%, Due 6/14)(2)	8,011,333	7,889,250	7,889,250

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
December 31, 2007

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

		Common Stock(4)		$2,000,000	$1,901,500
Vince & Associates Clinical Research, Inc. (Healthcare, Education & Childcare)	Provider of clinical testing services	Senior Secured Term Loan (10.0%, Due 11/12)(2)(3)	$7,500,000	7,391,657	7,391,657
		Senior Subordinated Debt (15.0%, Due 5/13)(2)	5,521,561	5,441,483	5,441,483
		Convertible Preferred Stock(4)		500,000	592,900
Total Affiliate investments (represents 22.1% of total investments at fair value)				$86,577,905	$85,171,605
Non-control/non-affiliate investments:
ADAPCO, Inc. (Ecological)	Distributor of specialty chemicals and contract application services	Revolving Line of Credit (9.0%, Due 7/11)(3)	$2,200,000	$2,177,697	$2,177,697
		Senior Secured Term Loan A (10.5%, Due 6/11)(3)	13,016,250	12,916,093	12,216,143
		Common Stock(4)		500,000	—
Aircraft Fasteners International, LLC (Machinery)	Distributor of fasteners and related hardware for use in aerospace, electronics and defense industries	Senior Secured Term Loan (8.3%, Due 11/12)(3)	6,800,000	6,697,869	6,697,869
		Junior Secured Term Loan (14.0%, Due 5/13)(2)(3)	5,200,000	5,121,815	5,121,815
		Convertible Preferred Stock(2)		253,342	341,800
Allied Defense Group, Inc. (Aerospace & Defense)	Diversified defense company	Common Stock(4)		463,168	161,600
Arrowhead General Insurance Agency, Inc.(6) (Insurance)	Insurance agency and program specialist	Junior Secured Term Loan (12.1%, Due 2/13)(3)	5,000,000	5,000,000	4,500,000
Borga, Inc. (Mining, Steel, Iron & Nonprecious Metals)	Manufacturer of pre-fabricated metal building systems	Senior Secured Term Loan A (8.8%, Due 3/09)(3)	1,321,000	1,309,581	1,309,581
		Senior Secured Term Loan B (11.8%, Due 5/10)(3)	1,785,250	1,755,679	1,755,679
		Senior Secured Term Loan C (16.0%, Due 5/10)(2)(3)	7,794,323	7,720,404	7,720,404
		Common Stock Warrants(4)		10,746	—
Caleel + Hayden, LLC(5) (Personal & Nondurable Consumer Products)	Provider of proprietary branded professional skincare and cosmetic products to physicians and spa communities	Junior Secured Term Loan B (9.6%, Due 11/11)(3)	10,879,062	10,745,564	10,745,564
		Senior Subordinated Debt (14.5%, Due 11/12)(3)	6,250,000	6,174,425	6,174,425
		Common Stock(4)		750,000	1,058,600
Cheeseworks, Inc. (Grocery)	Distributor of specialty cheese and food products	Revolving Line of Credit (7.6%, Due 6/11)(3)	5,080,219	4,984,386	4,984,386
		Senior Secured Term Loan (10.7%, Due 6/11)(3)	10,648,560	10,512,576	10,512,576
CS Operating, LLC(5) (Buildings & Real Estate)	Provider of maintenance, repair and replacement of HVAC, electrical, plumbing, and foundation repair	Senior Secured Term Loan A (9.1%, Due 7/12)(3)	2,325,000	2,290,500	2,290,500
		Senior Subordinated Debt (14.5%, Due 1/13)(2)(3)	2,527,328	2,490,326	2,490,326

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
December 31, 2007

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

Copperhead Chemical Company, Inc. (Chemicals, Plastics & Rubber)	Manufacturer of bulk pharmaceuticals	Senior Subordinated Debt (15.3%, Due 1/13)(2)(3)	$3,540,943	$3,505,378	$3,505,378
Custom Direct, Inc.(6) (Printing & Publishing)	Direct marketer of checks and other financial products and services	Junior Secured Term Loan (10.8%, Due 12/14)(3)	2,000,000	2,000,000	1,750,000
Dover Saddlery, Inc. (Retail Stores)	Equestrian products catalog retailer	Common Stock(4)		148,200	129,200
Eight O’Clock Coffee	Manufacturer, distributor, and marketer of coffee	Junior Secured Term Loan (11.4%, Due 7/13)(3)	9,000,000	9,000,000	9,000,000
Company(6) (Beverage, Food & Tobacco)
Employbridge Holding Company(5)(6) (Personal, Food & Miscellaneous Services)	A provider of specialized staffing services	Junior Secured Term Loan (11.8%, Due 10/13)(3)	3,000,000	3,000,000	2,910,000
Encore Legal Solutions, Inc. (Printing & Publishing)	Legal document management services	Junior Secured Term Loan A (10.7%, Due 6/10)(2)(3)	3,949,437	3,925,802	3,925,802
		Junior Secured Term Loan B (10.8%, Due 6/10)(2)(3)	7,193,143	7,138,192	7,138,192
		Senior Subordinated Debt (15.0%, Due 6/10)(2)(3)	5,926,861	5,889,187	3,489,226
		Common Stock Warrants(4)		219,791	—
EXL Acquisition Corp. (Electronics)	Manufacturer of lab testing supplies	Senior Secured Term Loan A (8.4%, Due 3/11)(3)	4,800,000	4,761,933	4,761,933
		Senior Secured Term Loan B (8.9%, Due 3/12)(3)	4,851,840	4,792,326	4,792,326
		Senior Secured Term Loan C (9.4%, Due 3/12)(3)	2,992,500	2,944,981	2,944,981
		Senior Secured Term Loan D (15.0%, Due 3/12)(3)	7,000,000	6,925,241	6,925,241
		Common Stock — Class A(4)		2,475	123,900
		Common Stock — Class B(2)		254,057	255,325
Fairchild Industrial Products, Co. (Electronics)	Manufacturer of industrial controls and power transmission products	Senior Secured Term Loan A (8.3%, Due 7/10)(3)	5,580,000	5,531,331	5,531,331
		Senior Secured Term Loan B (10.0%, Due 7/11)(3)	9,325,000	9,239,973	9,239,973
		Senior Subordinated Debt (14.8%, Due 7/11)	5,460,000	5,401,721	5,401,721
		Preferred Stock — Class A(2)		327,879	327,879
		Common Stock — Class B(4)		121,598	293,200
Impact Products, LLC (Machinery)	Distributor of janitorial supplies	Junior Secured Term Loan (9.5%, Due 9/12)(3)	8,968,750	8,903,106	8,903,106
		Senior Subordinated Debt (13.5%, Due 9/12)(2)(3)	5,547,996	5,509,594	5,509,594
Innovative Concepts in Entertainment, Inc. (Personal & Nondurable Consumer Products)	Manufacturer of coin operated games	Junior Secured Term Loan A (9.0%, Due 2/11)(3)	4,312,500	4,292,854	4,292,854
		Junior Secured Term Loan B (9.5%, Due 2/11)(3)	3,537,000	3,519,896	3,519,896

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
December 31, 2007

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

		Junior Secured Term Loan C (13.0%, Due 8/11)(3)	$3,900,000	$3,881,940	$3,881,940
Keltner Enterprises, LLC(5) (Oil & Gas)	Distributor of automotive oils, chemicals and parts	Senior Subordinated Debt (14.0%, Due 12/11)(3)	3,850,000	3,837,555	3,837,555
L.A. Spas, Inc. (Chemicals, Plastics & Rubber)	Manufacturer of above ground spas	Senior Subordinated Debt (15.5%, Due 1/10)(2)(3)	7,271,249	7,225,464	7,225,464
		Common Stock Warrants(4)		3,009	—
LHC Holdings Corp. (Healthcare, Education & Childcare)	Provider of home healthcare services	Revolving Line of Credit (8.8%, Due 11/12)(3)	300,000	287,369	287,369
		Senior Secured Term Loan A (8.8%, Due 11/12)(3)	5,100,000	5,035,888	5,035,888
		Senior Subordinated Debt (14.5%, Due 5/13)	4,565,000	4,507,250	4,507,250
		Membership Interest(4)		125,000	120,500
Mac & Massey Holdings, LLC (Grocery)	Broker and distributor of ingredients to manufacturers of food products	Senior Subordinated Debt (16.5%, Due 2/13)(2)	7,438,280	7,402,496	7,402,496
		Common Stock(4)		250,000	388,200
Metrologic Instruments, Inc.(6) (Electronics)	Manufacturer of imaging and scanning equipment	Senior Secured Term Loan (7.8%, Due 4/14)(3)	992,500	992,500	942,900
		Junior Secured Term Loan (11.1%, Due 12/15)	1,000,000	1,000,000	930,000
Nice-Pak Products, Inc.(6) (Containers, Packaging & Glass)	Manufacturer of pre-moistened wipes	Senior Secured Term Loan (8.5%, Due 6/14)(3)	2,985,000	2,985,000	2,895,500
Northwestern Management	Provider of dental services	Senior Secured Term Loan A (8.9%, Due 12/12)(3)	6,000,000	5,936,612	5,936,612
Services, LLC (Healthcare, Education & Childcare)		Senior Secured Term Loan B (9.4%, Due 12/12)(3)	1,250,000	1,236,744	1,236,744
		Junior Secured Term Loan (15.0%, Due 6/13)(2)	2,754,125	2,724,995	2,724,995
		Common Stock(4)		500,000	504,400
Prince Mineral Company, Inc. (Metals & Minerals)	Manufacturer of pigments	Junior Secured Term Loan (9.9%, Due 12/12)(3)	11,375,000	11,203,941	11,203,941
		Senior Subordinated Debt (14.0%, Due 7/13)(2)(3)	11,913,159	11,768,249	11,768,249
Quartermaster, Inc. (Retail Stores)	Retailer of uniforms and tactical	Revolving Line of Credit (9.5%, Due 12/10)(3)	500,000	471,887	471,887
	equipment to law enforcement	Senior Secured Term Loan A (9.4%, Due 12/10)(3)	4,276,250	4,228,116	4,228,116
	and security professionals	Senior Secured Term Loan B (10.6%, Due 12/10)(3)	2,568,750	2,542,846	2,542,846
		Senior Secured Term Loan C (15.0%, Due 12/11)(2)(3)	3,298,069	3,265,862	3,265,862
R-O-M Corporation (Automobile)	Manufacturer of doors, ramps and bulk heads for fire trucks and food transportation	Senior Secured Term Loan A (8.0%, Due 2/13)(3)	7,440,000	7,359,023	7,359,023
		Senior Secured Term Loan B (9.3%, Due 5/13)(3)	8,464,500	8,359,596	8,359,596
		Senior Subordinated Debt (15.0%, Due 8/13)(2)	9,100,000	8,991,761	8,991,761

PATRIOT CAPITAL FUNDING, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)
December 31, 2007

Company(1)	Company
(Industry)	Description	Investment	Principal	Cost	Value

Sidump’r Trailer Company, Inc. (Automobile)	Manufacturer of side dump trailers	Revolving Line of Credit (9.8%, Due 1/11)(3)	$1,675,000	$1,651,732	$1,651,732
		Senior Secured Term Loan A (8.5%, Due 1/11)(3)	2,047,500	2,028,320	2,028,320
		Senior Secured Term Loan B (11.5%, Due 1/11)(3)	2,320,625	2,294,336	2,294,336
		Senior Secured Term Loan C (15.0%, Due 7/11)(2)(3)	3,230,074	3,197,254	3,197,254
		Senior Subordinated Debt (12.0%, Due 1/12)(3)	75,000	75,000	75,000
		Preferred Stock(2)		87,271	—
		Common Stock(4)		25	—
Total Non-control/non-affiliate investments (represents 75.5% of total investments at fair value)				$294,686,727	$290,225,759

Total Investments				$388,245,021	$384,725,753

(1)	Affiliate investments are generally defined under the Investment Company Act of 1940, as amended (the “1940 Act”), as companies in which the Company owns at least 5% but not more than 25% of the voting securities of the company. Control investments are generally defined under the 1940 Act as companies in which the Company owns more than 25% of the voting securities of the company or has greater than 50% representation on its board.

(2)	Amount includes payment-in-kind (PIK) interest or dividends.

(3)	Pledged as collateral under the Company’s Securitization Facility. See Note 6 to Consolidated Financial Statements.

(4)	Non-income producing.

(5)	Some of the investments listed are issued by an affiliate of the listed portfolio company.

(6)	Syndicated investment which has been originated by another financial institution and broadly distributed.

See notes to consolidated financial statements

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Organization

Patriot Capital Funding, Inc. (the “Company”) is a specialty finance company that provides customized financing solutions to small- to mid-sized companies. The Company typically invests in companies with annual revenues between $10 million and $100 million, and companies which operate in diverse industry sectors. Investments usually take the form of senior secured loans, junior secured loans and subordinated debt investments — which may contain equity or equity-related instruments. The Company also offers “one-stop” financing, which typically includes a revolving credit line, one or more senior secured term loans and a subordinated debt investment.

The Company has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, the Company has also previously elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Note 2.	Going Concern

A fundamental principle of the preparation of financial statements in accordance with accounting principles generally accepted in the United States is the assumption that an entity will continue in existence as a going concern, which contemplates continuity of operations and the realization of assets and settlement of liabilities occurring in the ordinary course of business. This principle is applicable to all entities except for entities in liquidation or entities for which liquidation appears imminent. In accordance with this requirement, the Company’s policy is to prepare its consolidated financial statements on a going concern basis unless it intends to liquidate or has no other alternative but to liquidate. On April 11, 2009, the liquidity facility supporting the Company’s second amended and restated securitization revolving credit facility will expire if not renewed prior to such time. The Company is currently negotiating the renewal of the liquidity facility with certain liquidity banks. In the event that the liquidity banks do not renew the liquidity facility, the terms of the second amended and restated securitization revolving credit facility require that all principal, interest and fees collected from the debt investments pledged under the facility must be used to pay down amounts outstanding under the facility by April 11, 2011.

Because substantially all of the Company’s debt investments are pledged under the second amended and restated securitization revolving credit facility, the Company cannot provide any assurance that it would have sufficient cash and liquid assets to fund normal operations and dividend distributions to stockholders during the period of time when it is required to repay amounts outstanding under the second amended and restated securitization revolving credit facility when such amounts became due. As a result, the Company may be required to severely limit or otherwise cease making distributions to its stockholders and curtail or cease new investment activities. In addition, the Company may be required to sell a portion of its investments to satisfy its obligation to repay such outstanding principal amount prior to April 11, 2011 and its ability to continue as a going concern may be impacted. The Company’s consolidated financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

If the liquidity facility is not renewed, the Company believes that it may be able to negotiate an arrangement with the lenders of the second amended and restated securitization revolving credit facility for repayment terms that do not require the Company to use all principal, interest and fees collected from the debt investments secured by the facility to pay down amounts outstanding thereunder, however, the Company cannot provide any assurance that it will be able to do so. As a result, if the Company was unable to (i) renew the liquidity facility supporting the Company’s second amended and restated securitization revolving credit facility or (ii) negotiate an arrangement with the lenders of the second amended and restated securitization revolving credit facility for repayment terms that do not require the Company to use all principal, interest and fees collected from the debt investments secured by the facility to pay down amounts outstanding thereunder there would be a significant adverse impact on the Company’s financial position and operating results.

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements reflect the consolidated accounts of the Company and its special purpose financing subsidiary, Patriot Capital Funding, LLC I, (see Note 6) with all significant intercompany balances eliminated. The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the requirements for reporting on Form 10-K and Regulation S-X. The financial results of the Company’s portfolio investments are not consolidated in the Company’s financial statements.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimates related to the valuation of the Company’s investments. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and highly liquid investments with original maturities of three months or less. Cash equivalents are carried at cost which approximates fair value.

Restricted Cash

Restricted cash at December 31, 2008 and 2007, consisted of cash held in an operating and money market account, pursuant to the Company’s agreement with its lender.

Concentration of Credit Risk

The Company places its cash and cash equivalents with financial institutions and, at times, cash held in checking accounts may exceed the Federal Deposit Insurance Corporation insured limit.

Investment Valuation

Investments are recorded at fair value with changes in value reflected in operations in unrealized appreciation (depreciation) of investments. Effective January 1, 2008, the Company adopted Statement of Financial Standards No. 157 — Fair Value Measurements , or SFAS 157. Under SFAS 157, we principally utilize the market approach to estimate the fair value of our equity investments where there is not a readily available market and we also utilize the income approach to estimate the fair value of our debt investments where there is not a readily available market. Under the market approach, we estimate the enterprise value of the portfolio companies in which we invest. There is no one methodology to estimate enterprise value and, in fact, for any one portfolio company, enterprise value is best expressed as a range of fair values, from which we derive a single estimate of enterprise value. To estimate the enterprise value of a portfolio company, we analyze various factors, including the portfolio company’s historical and projected financial results. We generally require portfolio companies to provide annual audited and quarterly and monthly unaudited financial statements, as well as annual projections for the upcoming fiscal year. Typically, private companies are valued based on multiples of EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), cash flows, net income, revenues, or in limited cases, book value.

Under the income approach, we generally prepare and analyze discounted cash flow models based on our projections of the future free cash flows of the business. We also use bond yield models to determine the present value of the future cash flow streams of our debt investments. We review various sources of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

transactional data, including private mergers and acquisitions involving debt investments with similar characteristics, and assess the information in the valuation process.

Duff & Phelps, LLC, an independent valuation firm (“Duff & Phelps”), provided third party valuation consulting services to the Company which consisted of certain limited procedures that the Company engaged them to perform. At December 31, 2008 and 2007, the Company asked Duff & Phelps to perform the limited procedures on certain investments in its portfolio. The Company’s Board of Directors is solely responsible for the valuation of the Company’s portfolio investments at fair value as determined in good faith pursuant to the Company’s valuation policy and consistently applied valuation process.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are included in other assets and are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets up to five years and over the shorter of the economic life or the term of the lease for leasehold improvements.

	2008	2007

Beginning PIK balance	$4,714,356	$2,891,565
PIK interest and dividends earned during the year	5,452,124	3,928,159
PIK conversion to equity	(1,519,567)	—
Payments received during the year	(2,041,719)	(2,105,368)

Ending PIK balance	$6,605,194	$4,714,356

To qualify for the federal income tax benefits applicable to RICs (see Accounting Policy Note on Federal Income Taxes), this non-cash source of income is included in the income that must be paid out to stockholders in the form of dividends, even though the Company has not yet collected the cash relating to such income.

Realized Gain or Loss and Unrealized Appreciation or Depreciation of Investments

Realized gain or loss is recorded at the disposition of an investment and is the difference between the net proceeds from the sale and the cost basis of the investment using the specific identification method. Unrealized appreciation or depreciation reflects the difference between the valuation of the investments and the cost basis of the investments.

Stock Compensation Plans

The Company has stock-based employee compensation plans, see Note 7. The Company accounts for its stock-based compensation under Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment.” The Company is required to record compensation expense for all awards granted. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model.

Federal Income Taxes

The Company has elected to be treated as a RIC under the Code. The Company’s RIC tax year was initially filed on a July 31 basis. The Company’s policy is to comply with the requirements of the Code that are applicable to RICs and to distribute substantially all of its taxable income to its stockholders. Therefore, no federal income tax provision is included in the accompanying financial statements. On February 11, 2008, the Company was granted permission by the Internal Revenue Service to change its RIC tax year from July 31, to December 31, effective on December 31, 2007. Accordingly, the Company prepared a short period tax return from August 1, 2007 through December 31, 2007, and will file on a calendar year basis for 2008 and thereafter (see Note 13. Income Taxes).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dividends Paid

Distributions to stockholders are recorded on the declaration date. The Company is required to pay out to its shareholders at least 90% of its net ordinary income and net realized short-term capital gains in excess of net realized long-term capital losses for each taxable year in order to be eligible for the tax benefits allowed to a RIC under Subchapter M of the Code. It is the policy of the Company to pay out as a dividend all or substantially all of those amounts. The amount to be paid out as a dividend is determined by the Board of Directors and is based on the annual earnings estimated by the management of the Company. At its year-end the Company may pay a bonus dividend, in addition to the other dividends, to ensure that it has paid out at least 90% of its net ordinary income and net realized short-term capital gains in excess of net realized long-term capital losses for the year.

Dividends and distributions which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as distributions in excess of net investment income and net realized capital gains, respectively. To the extent that they exceed net investment income and net realized gains for tax purposes, they are reported as distributions of paid-in capital (i.e., return of capital). The Company determined that $1.1 million of distributions represented a return of capital for tax purposes for the tax year ended December 31, 2008. In addition, the Company also determined that $1.3 million and $335,000, respectively of distributions represented a return of capital for tax purposes for the tax period August 1, 2007 to December 31, 2007 and for the fiscal tax year ended July 31, 2007, respectively. As more fully discussed in Note 13, such return of capital distributions was determined by the Company’s tax earnings and profits during such periods.

Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” (“SFAS 161”). SFAS 161 requires specific disclosures regarding the location and amounts of derivative instruments in the Company’s financial statements; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect the Company’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is permitted. Because SFAS 161 impacts the Company’s disclosure and not its accounting treatment for derivative instruments and related hedged items, the Company’s adoption of SFAS 161 is not expected to impact the results of operations or financial condition.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Note 4.	Investments

Effective January 1, 2008, upon adoption of SFAS 157, the Company changed its presentation for all periods presented to net unearned fees against the associated debt investments. Prior to the adoption of SFAS 157, the Company reported unearned fees as a single line item on the Consolidated Balance Sheets and Consolidated Schedule of Investments. This change in presentation had no impact on the overall net cost or fair value of the Company’s investment portfolio and had no impact on the Company’s financial position or results of operations. In October 2008, FASB Staff Position 157-3, “Determining the Fair Value of a Financial Asset in a Market That is Not Active” (FSP 157-3”) was issued, which clarifies the application of SFAS 157 in an inactive market and provides an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is not active. The guidance provided by FSP 157-3 is consistent with the Company’s approach to valuing financial assets for which there are no active markets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2008 and 2007, investments consisted of the following:

	December 31, 2008		December 31, 2007
	Cost	Fair Value	Cost	Fair Value

Investments in debt securities	$344,683,219	$308,079,975	$375,410,033	$371,261,022
Investments in equity securities	21,215,806	14,290,773	12,834,988	13,464,731

Total	$365,899,025	$322,370,748	$388,245,021	$384,725,753

At December 31, 2008 and 2007, $123.5 million and $138.0 million, respectively, of the Company’s portfolio investments at fair value were at fixed rates, which represented approximately 38% and 36%, respectively, of the Company’s total portfolio of investments at fair value. The Company generally structures its subordinated debt at fixed rates, although many of its senior secured and junior secured loans are, and will be, at variable rates determined on the basis of a benchmark LIBOR or prime rate. The Company’s loans generally have stated maturities ranging from 4 to 7.5 years.

At December 31, 2008 and 2007, the Company had equity investments and warrant positions designed to provide the Company with an opportunity for an enhanced internal rate of return. These instruments generally do not produce a current return, but are held for potential investment appreciation and capital gains.

During the year ended December 31, 2008, the Company realized a net loss of $883,000 principally from the sale of two syndicated debt investments and the cancellation of warrants which it had previously written down to zero, which were partially offset by the sale of an equity investment. During the year ended December 31, 2007, the Company realized gains of $92,000, on the sale of portfolio investments. During the year ended December 31, 2006, the Company realized losses of $3.3 million, on the sale of portfolio investments. During the years ended December 31, 2008 and 2007, the Company recorded unrealized depreciation on investments of $40.0 million and $3.6 million, respectively, and during the year ended December 31, 2006, the Company recorded unrealized appreciation on investments of $3.8 million.

The composition of the Company’s investments as of December 31, 2008 and 2007 at cost and fair value was as follows:

	December 31,				December 31, 2007
	Cost	%(1)	Fair Value	%(1)	Cost	%(1)	Fair Value	%(1)

Senior Secured Debt	$171,889,470	47.0%	$156,638,667	48.6%	$190,048,200	49.0%	$189,209,150	49.2%
Junior Secured Debt	64,232,689	17.5	58,076,196	18.0	85,493,227	22.0	84,583,227	22.0
Subordinated Debt	108,516,060	29.7	93,365,112	29.0	99,868,606	25.7	97,468,645	25.3
Warrants / Equity	21,215,806	5.8	14,290,773	4.4	12,814,988	3.3	13,464,731	3.5

Total	$365,899,025	100.0%	$322,370,748	100.0%	$388,245,021	100.0%	$384,725,753	100.0%

(1)	Represents percentage of total portfolio.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The composition of the Company’s investment portfolio by industry sector, using Moody’s Industry Classifications as of December 31, 2008 and 2007 at cost and fair value was as follows:

	June 30, 2009				December 31, 2008
	Cost	%(1)	Fair Value	%(1)	Cost	%(1)	Fair Value	%(1)

Machinery	$51,384,711	14.0%	$39,527,874	12.3%	$52,844,315	13.6%	$54,030,773	14.1%
Health Care, Education & Childcare	39,749,005	10.9	39,501,102	12.2	33,686,998	8.7	33,779,798	8.8
Personal & Nondurable Consumer Products	39,609,196	10.8	39,247,796	12.2	51,070,705	13.2	51,280,805	13.3
Automobile	33,276,374	9.1	26,487,272	8.2	34,044,318	8.8	33,957,022	8.8
Electronics	31,033,364	8.5	30,033,495	9.3	42,296,015	10.9	42,470,710	11.0
Textiles & Leather	29,557,681	8.1	29,368,566	9.1	12,970,522	3.3	13,077,422	3.4
Printing & Publishing	26,302,411	7.2	18,159,998	5.6	19,172,972	4.9	16,303,220	4.2
Metals & Minerals	23,049,480	6.3	22,453,909	7.0	22,972,190	5.9	22,972,190	6.0
Mining, Steel, Iron & Nonprecious Metals	18,092,545	4.9	17,245,764	5.3	10,796,410	2.8	10,785,664	2.8
Chemicals, Plastic & Rubber	16,659,410	4.6	9,347,006	2.9	10,733,851	2.8	10,730,842	2.8
Housewares & Durable Consumer Products	11,005,810	3.0	9,333,052	2.9	9,673,177	2.5	9,686,477	2.5
Retail Stores	10,978,984	3.0	10,872,284	3.4	10,656,911	2.7	10,637,911	2.8
Ecological	8,556,102	2.3	8,164,902	2.5	15,593,790	4.0	14,393,840	3.7
Grocery	8,156,189	2.2	8,278,569	2.6	23,149,458	6.0	23,287,658	6.1
Insurance	5,000,000	1.4	4,048,200	1.3	5,000,000	1.3	4,500,000	1.2
Buildings & Real Estate	4,613,182	1.3	4,613,182	1.4	4,780,826	1.2	4,780,826	1.2
Oil & Gas	3,840,677	1.1	3,840,677	1.2	3,837,555	1.0	3,837,555	1.0
Personal, Food & Miscellaneous Services	3,000,000	0.8	1,050,000	0.3	3,000,000	0.8	2,910,000	0.8
Diversified/Conglomerate Service	1,570,736	0.4	623,500	0.2	9,516,840	2.4	9,245,940	2.4
Aerospace & Defense	463,168	0.1	173,600	0.1	463,168	0.1	161,600	0.1
Beverage, Food & Tobacco	—	0.0	—	0.0	9,000,000	2.3	9,000,000	2.3
Containers, Packaging & Glass	—	0.0	—	0.0	2,985,000	0.8	2,895,500	0.7

Total	$365,899,025	100.0%	$322,370,748	100.0%	$388,245,021	100.0%	$384,725,753	100.0%

(1)	Represents percentage of total portfolio.

As required by the 1940 Act, the Company classifies its investments by level of control. “Control Investments” are defined in the 1940 Act as investments in those companies that the Company is deemed to “Control.” Generally, under the 1940 Act, the Company is deemed to “Control” a company in which it has invested if it owns 25% or more of the voting securities of such company or has greater than 50% representation on its board. “Affiliate Investments” are investments in those companies that are “Affiliated Companies” of the Company, as defined in the 1940 Act. The Company is deemed to be an “Affiliate” of a company in which it has invested if it owns 5% or more but less than 25% of the voting securities of such company. “Non-Control/Non-Affiliate Investments” are those investments that are neither Control Investments nor Affiliate Investments. At December 31, 2008 and 2007, the Company owned greater than 25% of the voting securities in four and one companies, respectively. At December 31, 2008 and 2007, the Company owned greater than 5% but less than 25% of the voting securities in four and six companies, respectively.

Note 5.	Fair Value Measurements

The Company accounts for its portfolio investments and interest rate swaps at fair value. As a result, the Company adopted the provisions of SFAS No. 157 in the first quarter of 2008. SFAS 157 defines fair value,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 defines fair value as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

Assets and liabilities recorded at fair value in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by SFAS 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 — Unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data at the measurement date for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the Consolidated Balance Sheet for each of the three levels of hierarchy established by SFAS 157.

	As of December 31, 2008
			Internal Models with
		Internal Models with	Significant	Total Fair Value
	Quoted Market Prices in	Significant Observable	Unobservable Market	Reported in
	Active Markets	Market Parameters	Parameters	Consolidated
	(Level 1)	(Level 2)	(Level 3)	Balance Sheet

Non-affiliate investments	$215,100	$20,254,400	$220,017,120	$240,486,620
Affiliate investments	—	—	51,457,082	51,457,082
Control investments	—	—	30,427,046	30,427,046

Total investments at fair value	$215,100	$20,254,400	$301,901,248	$322,370,748

The following table provides a roll-forward in the changes in fair value from December 31, 2007 to December 31, 2008, for all investments for which the Company determines fair value using unobservable (Level 3) factors. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the fact that the unobservable factors are the most significant to the overall fair value measurement. However, Level 3 financial instruments also typically include, in addition to the unobservable or Level 3 components, observable components (that is, Level 1 and Level 2 components that are actively quoted and can be validated to external sources). Accordingly, the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

depreciation in the table below includes changes in fair value due in part to observable Level 1 and Level 2 factors that are part of the valuation methodology.

	Fair Value Measurements Using Unobservable Inputs (Level 3)
	Non-affiliate	Affiliate	Control
	Investments	Investments	Investments	Total

Fair Value December 31, 2007	$267,006,559	$85,171,605	$9,328,389	$361,506,553
Total realized gains (losses)	—	458,405	(350,000)	108,405
Change in unrealized depreciation	(20,557,568)	(1,961,258)	12,333,998	(34,852,824)
Purchases, issuances, settlements and other, net	(26,431,871)	(32,211,670)	33,782,655	(24,860,886)
Transfers in (out) of Level 3	—	—	—	—

Fair value as of December 31, 2008	$220,017,120	$51,457,082	$30,427,046	$301,901,248

(a)	Relates to assets held at December 31, 2008

Concurrent with its adoption of SFAS 157, effective January 1, 2008, the Company augmented its valuation techniques to estimate the fair value of its debt investments where there is not a readily available market value (Level 3). Prior to January 1, 2008, the Company estimated the fair value of its Level 3 debt investments by first estimating the enterprise value of the portfolio company which issued the debt investment. To estimate the enterprise value of a portfolio company, the Company analyzed various factors, including the portfolio company’s historical and projected financial results. Typically, private companies are valued based on multiples of EBITDA (Earning Before Interest, Taxes, Depreciation and Amortization), cash flow, net income, revenues or, in limited instances, book value.

In estimating a multiple to use for valuation purposes, the Company primarily looked to private merger and acquisition statistics, discounted public trading multiples or industry practices. In some cases, the valuation may be based on a combination of valuation methodologies, including, but not limited to, multiple based, discounted cash flow and liquidation analyses.

If there was adequate enterprise value to support the repayment of the Company’s debt, the fair value of the Level 3 loan or debt security normally corresponded to cost plus the amortized original issue discount unless the borrower’s condition or other factors lead to a determination of fair value at a different amount.

Beginning on January 1, 2008, the Company also introduced a bond-yield model to value these investments based on the present value of expected cash flows. The primary inputs into the model are market interest rates for debt with similar characteristics and an adjustment for the portfolio company’s credit risk. The credit risk component of the valuation considers several factors including financial performance, business outlook, debt priority and collateral position. During the year ended December 31, 2008, the Company recorded net unrealized depreciation of $40.0 million on its investments, and during the year ended December 31, 2007, the Company recorded unrealized depreciation of $3.6 million. For the year ended December 31, 2008, a portion of the Company’s net unrealized depreciation, approximately $5.6 million, resulted from net decreases in the quoted market prices on its syndicated loan portfolio as a result of disruption in the financial credit markets for broadly syndicated loans; approximately $27.5 million, resulted from a decline in the financial performance of our portfolio companies; and approximately $6.9 million, resulted from the adoption of SFAS 157.

Note 6.	Borrowings

On September 18, 2006, the Company, through a consolidated wholly-owned bankruptcy remote, special purpose subsidiary, entered into an amended and restated securitization revolving credit facility (the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“Securitization Facility”) with an entity affiliated with BMO Capital Markets Corp. (formerly known as Harris Nesbitt Corp.). The Securitization Facility allowed the special purpose subsidiary to borrow up to $140 million through the issuance of notes to a multi-seller commercial paper conduit administered by the affiliated entity. The Securitization Facility also required bank liquidity commitments (“Liquidity Facility”) to provide liquidity support to the conduit. The Liquidity Facility was provided by the lender that participated in the Securitization Facility for a period of 364-days and was renewable annually thereafter at the option of the lender. On May 2, 2007, the Company amended its Securitization Facility to lower the interest rate payable on any outstanding borrowings under the Securitization Facility from the commercial paper rate plus 1.35% to the commercial paper rate plus 1.00% during the period of time the Company was permitted to make draws under the Securitization Facility. The amendment also reduced or eliminated certain restrictions pertaining to certain loan covenants. On August 31, 2007, the Company amended its Securitization Facility to increase its borrowing capacity thereunder by $35 million. The amendment also extended the commitment termination date from July 23, 2009 to July 22, 2010 and reduced or eliminated certain restrictions pertaining to certain loan covenants. The Securitization Facility provided for the payment by the Company to the lender of a monthly fee equal to 0.25% per annum on the unused amount of the Securitization Facility.

On April 11, 2008, the Company entered into a second amended and restated securitization revolving credit facility (the “Amended Securitization Facility”) with an entity affiliated with BMO Capital Markets Corp. and Branch Banking and Trust Company (the “Lenders”). The Amended Securitization Facility amended and restated the Securitization Facility to, among other things: (i) increase the borrowing capacity from $175 million to $225 million; (ii) extend the maturity date from July 22, 2010 to April 11, 2011 (unless extended prior to such date for an additional 364-day period with the consent of the lenders thereto); (iii) increase the interest rate payable under the facility from the commercial paper rate plus 1.00% to the commercial paper rate plus 1.75% on up to $175 million of outstanding borrowings and the LIBOR rate plus 1.75% on up to $50 million of outstanding borrowings; and (iv) increase the unused commitment fee from 0.25% per annum to 0.30% per annum.

The Amended Securitization Facility permits draws under the facility until April 10, 2009, unless the Lenders extend the Liquidity Facility underlying the Amended Securitization Facility for an additional 364 day period. If the Liquidity Facility is not extended, the Amended Securitization Facility enters into a 24-month amortization period whereby all principal, interest and fee payments received by the Company in conjunction with collateral pledged to the Amended Securitization Facility, less a monthly servicing fee payable to the Company, are required to be used to repay outstanding borrowings under the Amended Securitization Facility. Any remaining outstanding borrowings would be due and payable on the commitment termination date, which is currently April 11, 2011.

Similar to the Securitization Facility, the Amended Securitization Facility contains restrictions pertaining to the geographic and industry concentrations of funded loans, maximum size of funded loans, interest rate payment frequency of funded loans, maturity dates of funded loans and minimum equity requirements. These restrictions may affect the amount of notes the Company’s special purpose subsidiary may issue from time to time. The Amended Securitization Facility also contains certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, violation of which could result in the early termination of the Amended Securitization Facility. The Amended Securitization Facility also requires the maintenance of a Liquidity Facility. The Liquidity Facility is provided by the Lenders that participate in the Securitization Facility for a period of 364-days and is renewable annually thereafter at the option of the lenders. The Liquidity Facility is scheduled to be renewed in April 2009. If the Liquidity Facility is not renewed, the Company’s ability to draw under the Amended Securitization Facility would end and the amortization period under the Amended Securitization Facility would commence. The Amended Securitization Facility is secured by all of the loans held by the Company’s special purpose subsidiary. At December 31, 2008, the maximum borrowings available to the Company under the facility is limited to the amount of stockholders’ equity, $180.1 million. As of December 31, 2008, the Company was in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

technical default of one of its debt covenants under its Amended Securitization Facility, which was cured within the timeframe allowed by the facility.

In connection with the origination and amendment of the Securitization Facility and the Amended Securitization Facility, the Company incurred $2.4 million of fees which are being amortized over the term of the facility.

At December 31, 2008 and 2007, $162.6 million and $164.9 million, respectively, of borrowings were outstanding under the facility. At December 31, 2008, the interest rate was 3.6%. Interest expense for the years ended December 31, 2008, 2007 and 2006 consisted of the following:

	Year Ended December 31,
	2008	2007	2006

Interest charges	$7,495,021	$7,044,208	$3,753,153
Amortization of debt issuance costs	454,088	261,614	365,855
Unused facility fees	209,364	115,774	213,574

Total	$8,158,473	$7,421,596	$4,332,582

During 2006 through 2008, the Company, through our special purpose subsidiary, entered into eight interest rate swap agreements. The swap agreements have a fixed rate range of 3.3% to 5.2% on an initial notional amount totaling $53.6 million. The swap agreements expire five years from issuance. The swaps were put into place to hedge against changes in variable interest payments on a portion of our outstanding borrowings. For the year ended December 31, 2008, net unrealized depreciation attributed to the swaps was approximately $2.3 million. For the year ended December 31, 2007, net unrealized depreciation attributed to the swaps was approximately $775,000. For the year ended December 31, 2006, net unrealized appreciation attributed to the swaps was approximately $13,000.

While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower rates with respect to the outstanding borrowings.

Note 7.	Stock Option Plan and Restricted Stock Plan

As of December 31, 2008, 3,644,677 shares of common stock were reserved for issuance upon exercise of options to be granted under the Company’s stock option plan and 2,065,045 shares of the Company’s common stock were reserved for issuance under the Company’s employee restricted stock plan (the “Plans”). On August 14, 2008, awards of 190,000 shares of restricted stock were granted to the Company’s executive officers and employees with a fair value of $7.37 (the closing price of the common stock at date of grant). On February 27, 2008, options to purchase a total of 800,500 shares of common stock were granted to the Company’s executive officers and employees with an exercise price of $10.91 per share (the closing price of the common stock at date of grant). On February 23, 2007, options to purchase a total of 227,181 shares of common stock were granted to the Company’s executive officers and employees with an exercise price of $14.38 per share (the closing price of the common stock at date of grant). On November 1, 2007, options to purchase a total of 5,000 shares of common stock were granted to the Company’s employees with an exercise price of $11.49 per share (the closing price of the common stock at date of grant). On June 26, 2006, options to purchase a total of 903,000 shares of common stock were granted to the Company’s executive officers and employees with an exercise price of $10.97 per share (the closing price of the common stock at date of grant). Such options granted from 2006 to 2008 vest equally, on a monthly basis, over three years from the date of grant and have a ten-year exercise period. During 2008, 35,848 options were forfeited at a weighted average exercise price of $11.45; and also during 2008, 2,500 shares of restricted stock were forfeited. As of December 31, 2008, 3,201,329 options were outstanding, 2,411,454 of which were exercisable, and 187,500 shares of restricted stock were outstanding. The options have a weighted average remaining

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contractual life of 7.5 years, a weighted average exercise price of $12.42, and an aggregate intrinsic value of $0. The restricted stock vests over 4 years.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” (“SFAS 123R”). The Company has elected the “modified prospective method” of transition as permitted by SFAS 123R. Under this transition method, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that were outstanding at the date of adoption. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model. For options granted in 2006, this model used the following assumptions: annual dividend rate of 9.2%, risk free interest rate of 5.25%, expected volatility of 21%, and the expected life of the options of 6.5 years. For options granted in February 2007, this model used the following assumptions: annual dividend rate of 8.3%, risk free interest rate of 4.7%, expected volatility of 20%, and the expected life of the options of 6.5 years. For options granted in November 2007, this model used the following assumptions: annual dividend rate of 11.1%, risk free interest rate of 4.2%, expected volatility of 24%, and the expected life of the options of 6.5 years. For options granted in February 2008, this model used the following assumptions: annual dividend rate of 11.8%, risk free interest rate of 3.0%, expected volatility of 26%, and the expected life of the options of 6.5 years. For 2006 to 2008 grants, the Company calculated its expected term assumption using guidance provided by SEC Staff Accounting Bulletin 107 (“SAB 107”). SAB 107 allows companies to use a simplified expected term calculation in instances where no historical experience exists, provided that the companies meet specific criteria. The stock options granted by the Company meet those criteria, and the expected terms were determined using the SAB 107 simplified method. Expected volatility was based on historical volatility of similar entities whose share prices and volatility were available for all grants except the November 2007 and February 2008 grants. The November 2007 and February 2008 grants were calculated using the Company’s historical volatility.

Assumptions used with respect to future grants may change as the Company’s actual experience may be different. The fair value of options granted in 2008, 2007 and 2006 was approximately $0.47, $0.98 and $0.74, respectively, using the Black-Scholes option pricing model. The Company has adopted the policy of recognizing compensation cost for awards with graded vesting on a straight-line basis over the requisite service period for the entire award. For the years ended December 31, 2008, 2007 and 2006, the Company recorded compensation expense related to stock awards of approximately $758,000, $676,000 and $506,000, respectively, which is included in compensation expense in the consolidated statements of operations. The Company does not record the tax benefits associated with the expensing of stock awards since the Company elected to be treated as a RIC under Subchapter M of the Internal Revenue Code and, as such, the Company is not subject to federal income tax on the portion of taxable income and gains distributed to stockholders, provided that at least 90% of its annual taxable income is distributed. As of December 31, 2008, there was $453,000 of unrecognized compensation cost related to unvested options which is expected to be recognized over 2.2 years. As of December 31, 2008, there was $1.3 million of total unrecognized compensation cost related to unvested restricted stock awards which is expected to be recognized over 3.6 years.

Note 8.	Employee Benefit Plan

The Company adopted a 401(k) plan (“Plan”) effective January 1, 2003. The Plan permits an employee to defer a portion of their total annual compensation up to the Internal Revenue Service annual maximum.

Employees are eligible to participate in the Plan upon completion of one year of service. On an annual basis, the Company makes a contribution equal to 4% (1% of which is discretionary) to each eligible employee’s account, up to the Internal Revenue Service annual maximum. For the years ended December 31, 2008, 2007 and 2006, the Company recorded $97,000, $85,000 and $65,000, respectively, for employer contributions to the Plan.

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.	Common Stock Transactions

On January 26, 2007, the Company closed a shelf offering of 2.4 million shares of common stock and received gross proceeds of $33.7 million less underwriters’ commissions and discounts, and fees of $2.0 million.

On October 2, 2007, the Company closed a shelf offering of 2.3 million shares of common stock and received gross proceeds of $30.5 million less underwriters’ commissions and discounts, and fees of $1.6 million.

The Company had previously established a dividend reinvestment plan, and during the years ended December 31, 2008, 2007 and 2006, issued 177,000, 158,000 and 85,000 shares, respectively, in connection with dividends paid. The Company did not issue any shares of its common stock under the dividend reinvestment plan during the three months ended September 30, 2008 and the three months ended March 31, 2008 because it elected to satisfy the share requirements of the dividend reinvestment plan in connection with the dividends paid on July 16, 2008 and January 16, 2008 through open market purchases of its common stock by the administrator of the dividend reinvestment plan. Such purchases on July 16, 2008 and January 16, 2008 consisted of 90,000 and 55,000 common shares, respectively, at a cost of $589,000 and $573,000, respectively, which is included in distributions to stockholders. The following table summarizes the Company’s dividends declared during 2008, 2007 and 2006:

Date Declared	Record Date	Payment Date	Amount

2008
October 30, 2008	December 22, 2008	January 15, 2009	$0.25
July 30, 2008	September 12, 2008	October 15, 2008	0.33
May 2, 2008	June 5, 2008	July 16, 2008	0.33
February 27, 2008	March 14, 2008	April 16, 2008	0.33

Total — 2008			$1.24

2007
November 1, 2007	December 14, 2007	January 16, 2008	$0.33
August 2, 2007	September 14, 2007	October 17, 2007	0.32
April 30, 2007	June 15, 2007	July 17, 2007	0.32
February 23, 2007	March 15, 2007	April 18, 2007	0.32

Total — 2007			$1.29

2006
November 10, 2006	December 15, 2006	January 17, 2007	$0.31
August 7, 2006	September 15, 2006	October 17, 2006	0.31
May 9, 2006	June 2, 2006	July 17, 2006	0.29
February 28, 2006	March 21, 2006	April 11, 2006	0.29

Total — 2006			$1.20

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10.	Share Data

The following table sets forth a reconciliation of weighted average shares outstanding for computing basic and diluted income (loss) per common share for the years ended December 31, 2008, 2007 and 2006.

	Year Ended December 31,
	2008	2007	2006

Weighted average common shares outstanding, basic	20,713,540	18,670,904	14,145,200
Effect of dilutive stock options	—	159,309	92,752

Weighted average common shares outstanding, diluted	20,713,540	18,830,213	14,237,952

The dilutive effect of stock options is computed using the treasury stock method. Options and restricted shares on 3.4 million (2008), 1.5 million (2007) and 1.3 million (2006) shares, were anti-dilutive and therefore excluded from the computation of diluted earnings per share.

Note 11.	Commitments and Contingencies

The balance of unused commitments to extend credit was $23.8 million and $29.3 million at December 31, 2008 and December 31, 2007, respectively. Commitments to extend credit consist principally of the unused portions of commitments that obligate the Company to extend credit, such as investment draws, revolving credit arrangements or similar transactions. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the counterparty. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

In connection with borrowings under the Amended Securitization Facility, the Company’s special purpose subsidiary may be required under certain circumstances to enter into interest rate swap agreements or other interest rate hedging transactions. The Company has agreed to guarantee the payment of certain swap breakage costs that may be payable by the Company’s special purpose subsidiary in connection with any such interest rate swap agreements or other interest rate hedging transactions (see Note 6. Borrowings).

The Company leases its corporate offices and certain equipment under operating leases with terms expiring through 2011. Future minimum lease payments due under operating leases at December 31, 2008 are as follows: $241,000 — 2009, $247,000 — 2010, $21,000 — 2011. Rent expense was approximately $274,000, $245,000 and $222,000 for the years ended December 31, 2008, 2007 and 2006, respectively. At December 31, 2008, the Company had an outstanding letter of credit in the amount of $38,000 as security deposit for the lease of the Company’s corporate office.

Note 12.	Concentrations of Credit Risk

The Company’s customers are primarily small- to mid-sized companies in a variety of industries.

At December 31, 2008 and December 31, 2007, the Company did not have any investment in excess of 10% of the total investment portfolio at fair value. Investment income, consisting of interest, dividends and fees, can fluctuate dramatically upon repayment of an investment or sale of an equity interest. Revenue recognition in any given year can be highly concentrated among several customers. During the years ended December 31, 2008, 2007 and 2006, the Company did not record investment income from any customer in excess of 10.0% of total investment income.

Note 13.	Income Taxes

Effective August 1, 2005, the Company elected to be treated as a RIC. Accordingly, the Company’s RIC tax year was filed on a July 31 basis. The Company’s policy is to comply with the requirements of Subchapter

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

M of the Code that are applicable to RICs and to distribute substantially all of its taxable income to its shareholders. To date, the Company has fully met all of the distribution requirements and other requirements of Subchapter M of the Code, therefore, no federal, state or local income tax provision is required. On February 11, 2008, the Company was granted permission by the Internal Revenue Service to change its RIC tax year from July 31, to December 31, effective on December 31, 2007. Accordingly, the Company prepared a short period tax return from August 1, 2007 through December 31, 2007, and will file on a calendar year basis for 2008 and thereafter.

Distributable taxable income for the year ended December 31, 2008, for the period August 1, 2006 through July 31, 2007 (close of RIC tax year) and August 1, 2007 through December 31, 2007 (RIC short tax period) is as follows:

		August 1, 2007	August 1, 2006
	Year Ended	to	to
	December 31,	December 31,	July 31,
	2008	2007	2007

GAAP Net Investment Income	$25,725,000	$10,224,000	$19,407,000
Tax timing differences of:
Origination fees, net	(998,000)	1,223,000	883,000
Stock compensation expense, bonus accruals, original issue discount and depreciation and amortization	(67,000)	(37,000)	846,000

Tax Distributable Income	$24,660,000	$11,410,000	$21,136,000

Distributable taxable income differs from GAAP net investment income primarily due to: (1) origination fees received in connection with investments in portfolio companies are treated as taxable income upon receipt but are amortized into income for GAAP purposes; (2) certain stock compensation is not currently deductible for tax purposes but are current expenses for GAAP purposes and a bonus accrual carryover, as a result of the change in the Company’s tax year described above, until actually paid; (3) certain debt investments that generate original issue discount; and (4) depreciation and amortization.

Distributions which exceed tax distributable income (tax net investment income and realized gains, if any) are reported as distributions of paid-in capital (ie., return of capital). The taxability of the four distributions made in the period August 1, 2006 through July 31, 2007 was determined by the Company’s tax earnings and profits for its tax fiscal year ended July 31, 2007. The taxability of the two distributions made in the period August 1, 2007 through December 31, 2007 (RIC short tax period) was determined by the Company’s tax earnings and profits for the five months ended December 31, 2007. The taxability of the four distributions made in the year ended December 31, 2008 was determined by the Company’s tax earnings and profits for its year ended December 31, 2008. The taxability of the distributions made during the year ended

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2008, for the period August 1, 2007 through December 31, 2007, and the period August 1, 2006 through July 31, 2007 is as follows:

		August 1, 2007	August 1, 2006
	Year Ended	to	to
	December 31,	December 31,	July 31,
	2008	2007	2007

Distributions paid from:
Ordinary income	$24,660,000	$11,410,000	$21,136,000
Long-term capital gains	—	—	—

Subtotal	24,660,000	11,410,000	21,136,000
Tax return of capital	1,135,000	1,258,000	335,000

Total distributions	$25,795,000	$12,668,000	$21,471,000

For 2008, ordinary income of $1.19 per share and tax return of capital of $0.05 per share was reported on Form 1099-DIV. For 2007, ordinary income of $1.21 per share and tax return of capital of $0.08 per share was reported on Form 1099-DIV. For 2006, ordinary income of $1.12 per share and tax return of capital of $0.08 per share was reported on Form 1099-DIV. There were no capital gain distributions in 2008, 2007 or 2006. The tax cost basis of the Company’s investments as of December 31, 2008 approximates the book cost.

At December 31, 2008, the Company had a net capital loss carryforward of $4.1 million to offset net capital gains, to the extent provided by federal tax law. Of the total capital loss carryforward, $3.2 million will expire in the Company’s tax year ending December 31, 2013, and $900,000 will expire in the Company’s tax year ending December 31, 2015.

As of December 31, 2008, the components of accumulated earnings on a tax basis were as follows:

Distributable ordinary income	$5,022,000
Other book/tax temporary differences	(4,170,000)
Unrealized depreciation	(46,751,000)
Accumulated capital and other losses	(4,054,000)

The tax distributable income of $5,022,000 as of December 31, 2008 noted above was paid out as part of the January 15, 2009 cash distribution of $5,254,000. (Note: the dividend declared on October 30, 2008 with a record date of December 22, 2008 and paid on January 15, 2009, is included in the 2008 Form 1099-DIV, under the requirements of Subchapter M of the Code.

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14.	Financial Highlights

	For the Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2008

Per Share Data:
Net asset value at beginning of year	$10.73	$10.37	$10.48
Net investment income	1.24	1.22	1.06
Net realized gain (loss) on investments	(.04)	.01	(.23)
Net change in unrealized appreciation (depreciation) on investments	(1.93)	(.20)	.27
Net change in unrealized depreciation on swaps	(.11)	(.04)	—
Tax return of capital	(.05)	(.08)	(.18)
Distributions from net investment income	(1.24)	(1.22)	(1.06)
Distributions in excess of net investment income	.05	—	.05
Stock based compensation expense	.03	.03	.03
Effect of issuance of common stock	(.03)	.64	(.05)

Net asset value at end of year	$8.65	$10.73	$10.37

Total Net Asset Value Return(1)	(7.8)%	16.1	10.4%
Per share market value, beginning of period	$10.09	$14.49	$12.20
Per share market value, end of period	$3.64	$10.09	$14.49
Total Market Value Return(2)	(51.6)%	(21.4)%	28.6%
Shares outstanding at end of year	20,827,334	20,650,455	15,821,994
Ratios and Supplemental Data:
Net assets at end of year	$180,117,000	$221,598,000	$164,109,000
Average net assets	207,482,000	202,531,000	149,790,000
Ratio of operating expenses to average net assets	8.0%	8.0%	7.7
Ratio of net investment income to average net assets	12.4%	11.2%	10.0
Weighted average borrowings outstanding	$141,457,000	$106,034,000	$55,469,000
Average amount of borrowings per share	$6.79	$5.13	$3.51

(1)	The total net asset value return reflects the change in net asset value of a share of stock plus dividends from beginning of year to end of year.

(2)	The total market value return reflects the change in the ending market value per share plus dividends, divided by the beginning market value per share.

PATRIOT CAPITAL FUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15.	Selected Quarterly Data (Unaudited)

The following table sets forth certain quarterly financial information for each of the fiscal quarters during the years ended December 31, 2008 and 2007. This information was derived from our unaudited financial statements. Results for any quarter are not necessarily indicative of results for the full year or for any future quarter.

	Year Ended December 31, 2008
	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended
	December 31	September 30	June 30	March 31

Total Investment Income	$10,170,880	$10,229,420	$10,654,419	$11,244,685
Net Investment Income	5,962,888	6,557,783	6,418,698	6,785,900
Net Realized and Unrealized Gains (Losses) on Investments and Interest Rate Swaps	(22,900,157)	(6,873,878)	(2,742,818)	(10,693,675)
Net Income (Loss)	(16,937,269)	(316,095)	3,675,880	(3,907,775)
Net Income (Loss) Per Share, Basic and Diluted	$(0.81)	$(0.02)	$0.18	$(0.19)
Weighted Average Shares Outstanding, Basic and Diluted	20,806,978	20,702,485	20,693,337	20,650,455

	Year Ended December 31, 2007
	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended
	December 31	September 30	June 30	March 31

Total Investment Income	$11,142,679	$9,752,882	$9,089,653	$8,977,323
Net Investment Income	6,507,150	5,500,985	5,391,708	5,345,278
Net Realized and Unrealized Gains (Losses) on Investments and Interest Rate Swaps	(3,146,414)	(1,494,112)	291,156	27,939
Net Income	3,360,736	4,006,873	5,682,864	5,373,217
Net Income Per Share, Basic	$0.16	$0.22	$0.31	$0.31
Net Income Per Share, Diluted	$0.16	$0.22	$0.31	$0.30
Weighted Average Shares Outstanding, Basic	20,589,650	18,284,737	18,246,987	17,532,896
Weighted Average Shares Outstanding, Diluted	20,748,959	18,476,049	18,466,510	17,724,026

Note 16.	Subsequent Events (Unaudited)

On March 3, 2009, the Board of Directors granted an award of 446,250 shares of restricted stock to the Company’s executive officers with a fair value of $1.27 per share (the closing price of the common stock at the date of grant). The total fair value of $567,000 will be expensed over four years.

Report of Independent Registered Public Accounting Firm

To be Filed by amendment.

Schedule 12-14

PATRIOT CAPITAL FUNDING, INC.
SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES

		Amount of
		Interest
		or Dividends	December 31,			December 31,
		Credited	2007	Gross	Gross	2008
Portfolio Company	Investment(1)	to Income	Fair Value	Additions(2)	Reductions(3)	Fair Value

Companies More Than 25% Owned:
Encore Legal Solutions LLC	Junior Debt	$1,040,181	$11,063,994	$358,260	$(1,391,456)	$10,030,798
	Subordinated Debt	230,237	3,489,226	2,670,341	(6,159,567)	—
	Common Stock Warrants	—	—	350,000	(350,000)	—
	Common Stock(4)	—	—	5,159,567	(4,832,667)	326,900

Fischbein, LLC	Subordinated Debt	674,445	4,180,389	265,500	(904,902)	3,540,987
	Membership Interest(4)	—	5,148,000	—	(1,272,000)	3,876,000

Nupla Corporation	Senior Debt	524,506	6,161,136	964,466	(1,102,325)	6,023,277
	Subordinated Debt	447,666	2,993,614	108,445	(909,684)	2,192,375
	Preferred Stock	113,157	493,427	1,158,656	(534,683)	1,117,400
	Common Stock(4)	—	38,300	55,000	(93,300)	—

Sidump’r Trailer Co.	Senior Debt	801,969	9,171,642	3,299,740	(9,152,073)	3,319,309
	Subordinated Debt	4,525	75,000	—	(75,000)	—
	Preferred Stock	3,459	—	78,459	(78,459)	—
	Common Stock(4)	—	—	—	—	—

Total companies more than 25% owned		$3,840,145	$42,814,728	$14,468,434	$(26,856,116)	$30,427,046

Companies 5% to 25% Owned:
Aylward Enterprises, LLC	Senior Debt	$1,016,009	$11,792,736	$60,631	$(4,633,889)	$7,219,478	(5)
	Subordinated Debt	915,123	6,335,464	634,942	(6,970,406)	—
	Membership Interest(4)	—	—	—	—	—

Boxercraft Inc.	Senior Debt	279,853	—	11,550,000	(846,667)	10,703,333
	Subordinated Debt	325,284	—	6,591,375	(67,028)	6,524,347
	Preferred Stock	29,722	—	1,029,722	(180,222)	849,500
	Common Stock(4)	—	—	100	(100)	—

KTPS Holdings, LLC	Senior Debt	597,377	8,185,400	1,811,997	(3,599,287)	6,398,110
	Junior Debt	629,695	4,035,122	139,728	(2,774)	4,172,076
	Membership Interest(4)	—	856,900	—	(135,700)	721,200

Smart, LLC	Senior Debt	1,030,989	8,266,840	550,807	(8,817,647)	—
	Subordinated Note	67,375	250,000	250,000	(500,000)	—
	Membership Interest(4)	—	729,100	592,403	(698,003)	623,500

Sport Helmets	Senior Debt	912,418	11,816,776	28,986	(435,400)	11,410,362
Holdings, LLC	Subordinated Debt	1,235,876	7,889,250	1,266,104	(1,000,000)	8,155,354
	Common Stock(4)	—	1,901,500	—	(2,200)	1,899,300

Vince & Associates	Senior Debt	359,366	7,391,657	433,343	(7,825,000)	—
Clinic Research, Inc	Subordinated Debt	571,102	5,441,483	193,822	(5,635,305)	—
	Preferred Stock(4)	—	592,900	—	(592,900)	—

Total companies 5% to 25% owned		$7,970,189	$75,485,128	$25,133,961	$(41,942,528)	$58,676,560

This schedule should be read in conjunction with the Company’s Consolidated Financial Statements, including the Consolidated Statement of Investments and Notes to the Consolidated Financial Statements.

(1)	All investments listed are “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933.

(2)	Gross additions include increases in investments resulting from new portfolio company investments and paid-in-kind interest or dividends. Gross additions also include net increases in unrealized appreciation or net decreases in unrealized depreciation.

(3)	Gross reductions include decreases in investments resulting from principal collections related to investment repayments. Gross reductions also include net increases in unrealized depreciation or net decreases in unrealized appreciation.

(4)	Non-income producing.

(5)	At December 31, 2008, the Company owned less than 5% of the voting securities of the company.

$500,000,000

Prospect Capital Corporation

Common Stock

Preferred Stock

Debt Securities

Warrants

PROSPECTUS

September   , 2009

PART C — OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1) Financial Statements

The following statements of Prospect Capital Corporation (the “Company” or the “Registrant”) are included in Part A of this Registration Statement:

Financial Statements

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Pro Forma Condensed Consolidated Balance Sheet at June 30, 2009	F-3
Pro Forma Condensed Consolidated Income Statement — For The Year Ended June 30, 2009	F-4
Notes to Pro Forma Condensed Consolidated Financial Statements	F-5
PROSPECT CAPITAL CORPORATION

AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-10
Consolidated Statements of Assets and Liabilities — June 30, 2009 and 2008	F-11
Consolidated Statements of Operations — For The Years Ended June 30, 2009, 2008 and 2007	F-12
Consolidated Statements of Changes in Net Assets — For The Years Ended June 30, 2009, 2008 and 2007	F-13
Consolidated Statements of Cash Flows— For The Years Ended June 30, 2009, 2008 and 2007	F-14
Consolidated Schedule of Investments — June 30, 2008 and 2007	F-15
Notes to Consolidated Financial Statements	F-30
PATRIOT CAPITAL FUNDING INC.

UNAUDITED FINANCIAL STATEMENTS
Consolidated Balance Sheets at June 30, 2009 and December 31, 2008	F-48
Consolidated Statements of Operations for the six months ended June 30, 2009 and 2008	F-49
Consolidated Statements of Changes in Net Assets for the six months ended June 30, 2009 and 2008	F-50
Consolidated Statements of Cash Flows for six months ended June 30, 2009 and 2008	F-51
Consolidated Schedule of Investments at June 30, 2009	F-52
Consolidated Schedule of Investments at December 31, 2008	F-58
Notes to Consolidated Financial Statements	F-63

AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-81
Consolidated Balance Sheets at December 31, 2008 and 2007	F-83
Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006	F-84
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006	F-85
Consolidated Statements of Changes in Net Assets for the years ended December 31, 2008, 2007 and 2006	F-86
Consolidated Schedule of Investments at December 31, 2008	F-87
Consolidated Schedule of Investments at December 31, 2007	F-92
Notes to Consolidated Financial Statements	F-97

(2) Exhibits

Exhibit No.	Description

(a)(1)	Articles of Incorporation[1]
(a)(2)	Articles of Amendment and Restatement[2]
(a)(3)	Articles of Amendment[5]

Exhibit No.	Description

(b)(1)	Bylaws[2]
(b)(2)	Amended and Restated Bylaws[2]
(c)	Not Applicable
(d)(1)	Form of Share Certificate[2]
(d)(2)	Form of Indenture*
(e)	Form of Dividend Reinvestment Plan[2]
(f)	Not Applicable
(g)	Form of Investment Advisory Agreement between Registrant and Prospect Capital Management LLC[2]
(h)	Underwriting Agreement*
(i)	Not Applicable
(j)	Form of Custodian Agreement[3]
(k)(1)	Form of Administration Agreement between Registrant and Prospect Administration LLC[2]
(k)(2)	Form of Transfer Agency and Registrar Services Agreement[3]
(k)(3)	Form of Trademark License Agreement between the Registrant and Prospect Capital Management[2]
(k)(4)	Amended and Restated Loan and Servicing Agreement dated June 25, 2009 among Prospect Capital Funding LLC, Prospect Capital Corporation and Coöperative Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch[4]
(l)(1)	Opinion and Consent of Clifford Chance US LLP, counsel for Registrant[5]
(l)(2)	Opinion and Consent of Venable LLP, as special Maryland counsel for Registrant[5]
(m)	Not Applicable
(n)(1)	Consent of independent registered public accounting firm†
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics[6]

1	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on April 16, 2004.

2	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 6, 2004.

3	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 23, 2004.

4	Incorporated by reference to Exhibit 99.1 of the Registrant’s Form 8-K filed on June 26, 2009.

5	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-143819), filed on September 5, 2007.

6	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 6, 2004.

†	Filed herewith.

*	To be filed by amendment.

ITEM 26.	MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION**

Commission registration fee	$15,350
NASDAQ Global Select Additional Listing Fees	22,500
FINRA filing fee	50,500
Accounting fees and expenses	50,000
Legal fees and expenses	750,000
Printing and engraving	700,000
Financial advisory fee	10,000
Miscellaneous fees and expenses	15,000
Total	$1,613,350

**	These amounts are estimates.

All of the expenses set forth above shall be borne by the Company.

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

As of March 31, 2009, the Registrant owns a controlling interest in the following companies: a 78.01% interest in Ajax Acquisitions Corp., a Delaware corporation; a 40% interest in C&J Cladding, LLC, a Delaware limited liability company; a 100% interest in Change Clean Energy Holdings, Inc., a Delaware corporation (as well as an indirect controlling interest in DownEast Power Company, LLC, a Delaware limited liability company); a 51% interest in Worcester Energy Corporation, a Maine limited liability company; a 100% interest in Worcester Energy Holdings, Inc., a Maine corporation (as well as an indirect controlling interest in Biochips LLC, a Maine corporation 51% owned by Worcester Energy Holdings, Inc.); a 51% interest in Worcester Energy Partners, Inc., a Delaware corporation (as well as an indirect controlling interest in Precision Logging & Landclearing, Inc., a Delaware corporation 100% owned by Worcester Energy Partners, Inc.); a 49% interest in Integrated Contract Services, Inc., a Delaware corporation; a 100% interest in The Healing Staff, f/k/a Lisamarie Fallon, Inc., a Texas corporation; a 100% interest in Vets Securing America, Inc., a Delaware corporation; a 79.83% interest in Iron Horse Coiled Tubing, Inc., an Alberta corporation; a 100% interest in Gas Solutions Holdings, Inc., a Delaware corporation; a 80% interest in NRG Manufacturing, Inc., a Texas corporation; a 74.51% interest in R-V Industries, Inc., a Pennsylvania corporation; and a 100% interest in Yatesville Coal Holdings, Inc., a Delaware corporation (as well as indirect controlling interests in Eastern Kentucky Coal Holdings, Inc., a Delaware corporation, North Fork Collieries LLC, a Delaware limited liability company, E&L Construction Inc., a Kentucky corporation and C&A Construction Inc., a Kentucky corporation, each of which is 100% owned by Yatesville, and Genesis Coal Corp., a Kentucky corporation 78% owned by Yatesville).

Prospect Capital Management LLC, a Delaware limited liability company, owns shares of the Registrant, representing 2.65% of the common stock outstanding. Without conceding that Prospect Capital Management controls the Registrant, an affiliate of Prospect Capital Management is the general partner of, and may be deemed to control, the following entities:

Jurisdiction of
Name	Organization

Prospect Street Ventures I, LLC	Delaware
Prospect Management Group LLC	Delaware
Prospect Street Broadband LLC	Delaware
Prospect Street Energy LLC	Delaware
Prospect Administration LLC	Delaware

ITEM 29.	NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the approximate number of record holders of our common stock at March 31, 2009.

Title of Class	Number of Record Holders

Common Stock, par value $.001 per share	46

ITEM 30.	INDEMNIFICATION

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate ourselves to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Capital Management LLC (the “Adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as an Investment Adviser of the Company.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration LLC and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration LLC’s services under the Administration Agreement or otherwise as administrator for the Company.

The Administrator is authorized to enter into one or more sub-administration agreements with other service providers (each a “Sub-Administrator”) pursuant to which the Administrator may obtain the services of the service providers in fulfilling its responsibilities hereunder. Any such sub-administration agreements shall be in accordance with the requirements of the 1940 Act and other applicable U.S. Federal and state law and shall contain a provision requiring the Sub-Administrator to comply with the same restrictions applicable to the Administrator.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing member, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-62969), and is incorporated herein by reference.

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1) the Registrant, Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, NY 10016;

(2) the Transfer Agent, American Stock Transfer & Trust Company;

(3) the Custodian, U.S. Bank National Association; and

(4) the Adviser, Prospect Capital Management LLC, 10 East 40th Street, 44th Floor, New York, NY 10016.

ITEM 33.	MANAGEMENT SERVICES

Not Applicable.

ITEM 34.	UNDERTAKINGS

1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

2. Any securities not taken in a rights offering by stockholders are to be reoffered to the public, an undertaking to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, we will file a post-effective amendment to set forth the terms of such offering.

3. The Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e) that, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser; and

(f) to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 9th day of October, 2009.

PROSPECT CAPITAL CORPORATION

By:	/s/ John F. Barry III
John F. Barry III
Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 9th, 2009. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title

/s/ John F. Barry III John F. Barry III	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)

/s/ M. Grier Eliasek M. Grier Eliasek	Chief Operating Officer and Director

/s/ Brian H. Oswald Brian H. Oswald	Chief Financial Officer, Treasurer and Secretary (principal financial and accounting officer)

/s/ Graham D.S. Anderson Graham D.S. Anderson	Director

/s/ Andrew C. Cooper Andrew C. Cooper	Director

/s/ Eugene S. Stark Eugene S. Stark	Director

INDEX TO EXHIBITS

(n)(2)(i)	Consent of independent registered public accounting firm